Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-166853

Prospectus

Aquilex Holdings LLC

Aquilex Finance Corp.

Offer to Exchange up to

$225,000,000 principal amount of our 11 1/8% Senior Notes due 2016 which have been registered under the Securities Act of 1933

For Any and All Outstanding Unregistered 11 1/8% Senior Notes due 2016

We are jointly offering to exchange up to $225,000,000 aggregate principal amount of our new 11 1/8% Senior Notes due 2016 (the “new notes”) for an equivalent amount of our outstanding, unregistered 11 1/8% Senior Notes due 2016 (the “old notes”, together with the new notes, the “notes”). The new notes will be identical in all material respects to the old notes, except that the new notes are registered under the Securities Act of 1933, as amended (the “Securities Act”) and there are certain differences relating to transfer restrictions, registration rights and payment of additional interest in case of non-registration. The exchange offer will expire at 5:00 p.m., New York City time, on September 20, 2010, subject to our right to extend the expiration date. You must tender your old notes by the deadline to obtain new notes and the liquidity benefits the new notes offer.

The notes are our unsecured senior obligations and rank equally in right of payment with all of our existing and future unsecured senior indebtedness and effectively junior to all of our existing and future secured indebtedness up to the value of the collateral securing such indebtedness. Our obligations under the notes are guaranteed on a senior basis by our current 100% owned material U.S. subsidiaries. The guarantees rank equally with all of the guarantors’ existing and future unsecured senior indebtedness and effectively junior to any existing and future secured indebtedness of the guarantors up to the value of the collateral securing such indebtedness. Aquilex Finance Corp., which is a co-issuer of the notes, and our non-U.S. subsidiaries are not guarantors. See “Description of the New Notes—Guarantees.”

We agreed with the initial purchaser of the old notes to make this offer and to register the issuance of the new notes after the initial sale of the old notes. This offer applies to any and all old notes tendered by the expiration date of the exchange offer.

Terms of Exchange Offer

•	The exchange offer will expire at 5:00 p.m., New York City time, on September 20, 2010 subject to our right to extend the expiration date.

•	There is no established trading market for the new notes, and Aquilex Holdings LLC does not intend to apply for listing of the new notes on any securities exchange.

See “Risk Factors” beginning on page 12 for a discussion of matters that participants in the exchange offer should consider in connections with this offer and an investment in the new notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is August 19, 2010.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for original notes where such new notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. Aquilex Holdings LLC has agreed that, starting on the date that the exchange offer commences and ending on the close of business on the day that is 180 days following that date, they will make this Prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Aquilex Holdings LLC has not authorized any person to give you any information or to make any representations about the exchange offer other than those contained in this Prospectus. If you are given any information or representations that are not discussed in this Prospectus, you must not rely on that information or those representations. This Prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates. In addition, this Prospectus is not an offer to sell or the solicitation of an offer to buy those securities in any jurisdiction in which the offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make an offer or solicitation. The delivery of this Prospectus and any exchange made under this Prospectus do not, under any circumstances, mean that there has not been any change in the affairs of Aquilex Holdings LLC since the date of this Prospectus or that information contained in this Prospectus is correct as of any time subsequent to its date.

This Prospectus incorporates business and financial information about us that is not included in or delivered with this Prospectus. You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with different information. The information contained in this Prospectus is accurate only as of its date regardless of the time of delivery of this Prospectus or of any exchange of our old notes for new notes.

In connection with the exchange offer, we have filed with the U.S. Securities and Exchange Commission, or the “SEC,” a registration statement on Form S-4, under the Securities Act of 1933, relating to the new notes to be issued in the exchange offer. As permitted by SEC rules, this prospectus omits information included in the registration statement. For a more complete understanding of the exchange offer, you should refer to the registration statement, including its exhibits.

The public may read and copy any reports or other information that we file with the SEC. Such filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. The SEC’s website is included in this Prospectus as an inactive textual reference only. You may also read and copy any document that we file with the SEC at its public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. You may also obtain a copy of the registration statement relating to the exchange offers and other information that we file with the SEC at no cost by calling us or writing to us at the following address:

Aquilex Corporation

3344 Peachtree Road, N.E., Suite 2100

Atlanta, Georgia 30326

Attn: Investor Relations

(404) 869-5221

You will not be charged for any of the documents that you request.

In order to ensure timely delivery of the requested documents, requests should be made no later than September 13, 2010, which is five business days before the date this exchange offer expires. In the event that we extend the exchange offer, we urge you to submit your request at least five business days before the expiration date, as extended.

Industry and Market Data

We obtained the industry, market and competitive position data used throughout this Prospectus from our own internal estimates and research, as well as from industry publications and research, surveys and studies conducted by third parties, including the U.S. Nuclear Regulatory Commission and the Occupational Safety and Health Administration. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these publications, studies and surveys is reliable, we have not independently verified industry, market and competitive position data from third-party sources. While we believe our internal business research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

Trademarks

Our trademarks include Aquilex®, GT TM, SILENTSTEAM®, STARS™, Unifuse® and WaterLazer™. This Prospectus also refers to brand names, trademarks, service marks and tradenames of other companies and organizations, and these brand names, trademarks, service marks and tradenames are property of their respective owners.

Certain Terms Used In This Prospectus

Unless the context requires otherwise and other than in “Description of the New Notes,” when used in this Prospectus:

•

“Aquilex,” “we,” “us” and “our” refer to Aquilex Holdings LLC, its consolidated subsidiaries and their respective predecessors, including Aquilex Finance Corp. (“Aquilex Finance”), a Delaware corporation and co-issuer of the notes.

•	“Aquilex Holdings” refers to Aquilex Holdings LLC and not to any of its subsidiaries.

•	“Aquilex Corporation” refers to Aquilex Corporation and not to any of its subsidiaries.

•	“Aquilex WSI” refers to Aquilex WSI, Inc. (formerly known as Welding Services Inc.) and its subsidiaries.

•	“Aquilex HydroChem” refers to Aquilex HydroChem, Inc. (formerly known as HydroChem Industrial Services, Inc.) and its subsidiaries.

•	“Aquilex SMS” refers to Aquilex SMS, Inc. (formerly known as Southeastern Mechanical Services, Inc.).

•	“Aquilex Acquisition Sub” refers to Aquilex Acquisition Sub III, LLC and not to any of its subsidiaries.

•	“Aquilex Holdco” refers to Aquilex Holdco L.P. and not to any of its subsidiaries.

Cautionary Note Regarding Forward Looking Statements

This Prospectus contains forward-looking statements. Such statements can be identified by the use of forward-looking terminology such as “believe,” “expect,” “may,” “will,” “should,” “seek,” “on-track,” “plan,” “project,” “forecast,” “intend” or “anticipate,” or the negative thereof or comparable terminology, or by discussions of vision, strategy or outlook. All statements we make relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. In addition, we, through our senior management, from time to time, may make forward-looking public statements concerning our expected future operations and performance and other developments. You are cautioned that our business and operations are subject to a variety of risks and uncertainties, many of which are beyond our control, and, consequently, our actual results may differ materially from those projected by any forward-looking statements. Factors that could cause our actual results to differ materially from those projected include, but are not limited to, the following:

•	general economic conditions and instability and volatility in the financial markets;

•	a deterioration in our safety record;

•	claims relating to professional liability, personal injury or property damage;

•	failure to maintain a technological advantage over our competitors;

•	failure to complete projects in a timely fashion;

•	continued award of new projects and renewal of existing projects;

•	our ability to hire skilled craft workers;

•	increases in the cost of labor or the incidence of labor disputes;

•	increased worker turnover rate;

•	decrease in the demand for the products of original equipment manufacturers;

•	increases in cost and availability of weld wire, chemicals and certain other materials;

•	our expectation as to the market opportunities for our products, as well as our ability to take advantage of those opportunities;

•	statements regarding our new branding strategy and the related costs;

•	foreign exchange rates;

•	severe weather conditions and other catastrophes;

•	incidence of labor disputes;

•	liabilities in the event of a spill, discharge or release of chemicals or hazardous materials;

•	economic, political and other risks associated with international operations;

•	changes in law or regulations;

•	loss of certain required certifications, licenses and permits;

•	impairments to intangible assets or long-lived assets;

•	failure to correctly estimate costs for our projects;

•	performance failures of our third-party suppliers;

•	the loss of a key subcontractor;

•	failure to protect our intellectual property rights;

•	public perception of nuclear power and radioactive materials;

•	the impact of our substantial indebtedness;

•

the significant limitations contained in our Credit Agreement, as amended and restated on April 1, 2010, among us, Royal Bank of Canada, as Administrative Agent and Collateral Agent, Morgan Stanley Senior Funding Inc., as Syndication Agent and each lender party thereto (the “Credit Agreement”) and the Indenture, including limitations on making acquisitions, obtaining performance bonding, expanding internationally, incurring additional debt, making investments, selling assets and taking other actions; and

•	the other factors set forth under “Risk Factors.”

We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made. If we do revise or update one or more forward-looking statements, you should not conclude that we will make additional revisions or updates with respect thereto or with respect to the other forward-looking statements, except as required by law.

PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this Prospectus, but does not contain all the information that is important to you. You should read this entire Prospectus carefully, including the sections titled “Risk Factors” and our consolidated financial statements and the related notes included elsewhere in this Prospectus before making an investment decision.

Our Company

We are a leading global provider of critical maintenance, repair and industrial cleaning solutions to the energy industry. We combine our proprietary technology, specialized equipment fleet, skilled workforce and project management expertise to provide a broad range of complementary industrial services. These services are often mandatory and recurring in nature and are essential for optimizing the operating efficiency, utilization, profitability and safety of our customers’ facilities. Through our divisional and branch offices in the United States and Europe, we provide our services to a diverse global base of over 540 customers, primarily in the oil and gas refining, chemical and petrochemical production, fossil and nuclear power generation and waste-to-energy industries. Our customer relationships have extended over many years.

We operate our business in two segments:

Specialty Repair and Overhaul (approximately 55% of 2009 revenues). Our specialty repair and overhaul, or SRO, services include welding repair, erosion and corrosion protection and specialized construction services, including component repair. SRO services focus on repairing and improving the service life of new or existing equipment using our proprietary technology. We develop and utilize customized, automated equipment for our SRO services which enables us to improve the efficiency of our pipefitters and boilermakers and allows us to complete repairs in areas characterized by excessive heat, high radiation, complex piping and other structural barriers. We provide services to facilities on a routine, periodic and turnaround basis, as well as emergency work. Turnaround or outage services are required regularly and are critical to the continued operation of facilities. These services are often necessary to comply with government mandates, particularly in the nuclear industry. In 2009, we completed 700 projects. Approximately 83% of the 2009 revenues of our SRO segment was generated from customers located in North America.

Industrial Cleaning (approximately 45% of 2009 revenues). Industrial cleaning is critical to maintaining plant efficiency and safety, typically cannot be deferred by customers for long periods of time and constitutes an essential component of our customers’ regularly daily scheduled in-plant maintenance programs. Our Industrial Cleaning services include recurring maintenance activities, such as hydroblasting, industrial vacuuming, chemical cleaning and tank cleaning, and are focused on the chemical and petrochemical production, oil and gas refining and fossil power generation industries. Industrial Cleaning generates significant recurring revenue from routine, daily maintenance, and since we perform cleaning services at many sites on a daily basis, proximity to our customers is essential. As a result, we maintain a broad geographic network of 82 service locations, 62 of which are co-located on customers’ premises. While our cleaning services typically include the removal of waste from the equipment being cleaned, our customers retain ownership of the resulting waste at all times.

For the year ended December 31, 2009, we generated revenues of $480.9 million and Adjusted EBITDA of $88.0 million. For a reconciliation of Adjusted EBITDA to net income, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures.”

Our Strengths

Our strengths include the following:

Significant recurring services revenue from core baseload plants. Our services are essential to the efficient and continuous operation of process equipment and facilities and, in some cases, are mandated by regulatory agencies such as the Nuclear Regulatory Commission (NRC) and the Occupational Safety and Health Administration (OSHA). As a result, our customers often view us as a critical outsourced solutions provider and typically procure our services on a recurring basis. Our services are crucial to the operation of a customer’s facility and, as a result, are typically a non-discretionary element in the operations and maintenance budget of a facility. The vast majority of the facilities we serve are large plants, including coal and nuclear power plants that provide baseload power demand, large scale refineries and petrochemical plants.

Proprietary, technology-based solutions. Our in-house engineering team develops customized, technology-based solutions that address specific customer needs in each of the end markets in which we operate. These proprietary solutions differentiate our operating segments by allowing us to offer unique solutions and use craft labor more efficiently and safely, providing an economically superior value proposition. For example, in our SRO segment, we have developed automated equipment that allows us to provide more effective welding services for erosion and corrosion protection while servicing plant areas where extreme heat or radiation limits human access. In addition, to address the NRC’s concerns regarding stress cracking of nuclear reactor components, we engineered an automated welding solution that received the first NRC approval in this area. Similarly, in our Industrial Cleaning segment, we utilize automation and proprietary technology to provide differentiated solutions, such as our ultra-high pressure cleaning tooling and automated heat exchanger cleaning technology resulting in increased productivity and improved safety.

Longstanding relationships with premier customer base. We have established longstanding relationships with a diverse group of some of the world’s premier fossil and nuclear power generation, oil and gas refining, chemical and petrochemical production and waste-to-energy companies. Our customer relationships have extended over many years. We also enjoy significant customer diversity, with our largest customer accounting for less than 9% of 2009 revenue.

Broad range of complementary services to diverse energy end markets. We provide a broad range of services and, as a result, we occasionally act as a sole-source provider of multiple complementary services. For example, many energy facility outages frequently require industrial cleaning services as a precursor to the SRO services that we perform. As energy companies continue to outsource the provision of specialized industrial services, we believe our breadth of services, combined with our on-site presence and visibility into customer requirements, positions us to increase our share of ongoing maintenance, repair and industrial cleaning spending.

Extensive industrial services footprint. In 2009, we served over 540 customers in over 25 countries in North America, Europe, Latin America and Asia through an extensive sales network. Our broad geographic presence, branch network, mobile equipment fleet and flexible field workforce allow us to respond rapidly to unscheduled outages and to meet our customers’ maintenance and repair requirements in multiple regions. Our three SRO shop facilities service our original equipment manufacturer, or OEM, partners and complement our field service offerings. In Industrial Cleaning, we believe that proximity to our customers is a key competitive advantage in our industry; therefore, we seek to maintain a presence at or near our customers’ facilities. Approximately 76% of our Industrial Cleaning branches are co-located at customer facilities, which we believe drives customer loyalty and repeat business.

Highly qualified, flexible craft workforce. In addition to our specialized engineers, technicians, project managers and supervisors, we also utilize field craft workers in our SRO segment, including over 2,000 skilled boilermakers and pipefitters, hired on an “as-needed” basis. We believe that we have preferred access to craft workers because we offer them the opportunity to work with “state-of-the-art” automated equipment and provide them with more consistent work hours than our competitors. We benefit from the variable cost structure of our field craft workforce and employ a flexible approach to staffing, hiring both union and non-union workers, in order to satisfy our customers’ preferences. We believe that our large and flexible craft workforce provides us with a competitive advantage in the face of a shortage of select craft workers in North America.

Experienced management team. Our senior management team has an average of over 25 years of experience in the energy and process industries. Our management team has extensive experience in implementing operational changes that increase efficiency and profitability and in growing our business both organically and through the successful integration of acquired entities. Additionally, each member of our senior management team has an ownership stake or other equity interest in our company, which we believe further aligns their interests with those of our stakeholders and provides an incentive for continued growth and increased profitability.

Our Business Strategy

Our business strategy is as follows:

Translating technological innovation into premium, value-added solutions. Our engineering team continually focuses on the development of differentiated, highly engineered and economically beneficial solutions that are critical to the efficiency, quality and safety of our customers’ facilities. For example, our internally developed welding repair solution for stress-induced cracking in nuclear reactors utilizing Alloy 600, a unique metal alloy used in the original construction of those reactors, has become the preferred approach for Alloy 600 cracking mitigation, and its method and design meets or exceeds all regulatory requirements. Among other innovative projects, our engineering team is currently completing the beta development of an automated technology for cleaning heat exchangers that will increase the safety and speed with which we are able to service this critical, high-maintenance plant component. We believe that our ongoing innovation and focus on employing technology to deliver high valued-added services will enhance our reputation and leadership in our industry and increase our market share and profitability.

Expanding existing customer relationships. We have established relationships with a large base of energy-related customers, many of which have facilities at which we do not currently provide services or at which we do not provide our full range of services. In addition, we believe there is significant opportunity to provide services at customer facilities at which we do not currently provide services and increase the scope and number of services provided at facilities that we currently serve. In particular, we believe such opportunities to sell bundled services will increase as we add additional complementary industrial services and provide additional incentives to our segment sales forces to reward successful sales of bundled services.

Adding new customers in our targeted end markets. We continually strive to develop relationships with new customers by promoting our proprietary technology and automated equipment, high service quality and bundled service offerings, which we believe reduce operating costs and downtime while improving safety. In our SRO segment, we intend to maintain our focus on our core energy end markets and leverage our broad geographic presence to increase our customer base globally. In our Industrial Cleaning segment, we plan to expand our presence to new customer facilities in locations adjacent to our existing branch network in order to achieve the benefits associated with geographic proximity.

Extending our portfolio of industrial services. We intend to continue to extend our portfolio of industrial services offered to customers in our targeted energy end markets by developing new service offerings through technology and selective strategic acquisitions. Examples of services we may develop or acquire include coatings, specialized machining, engineering and construction, field machining and inspection. We believe this strategy will enable us to better leverage our sales network and other fixed cost expenditures, increase our share of customers’ industrial services spending, capitalize on ongoing consolidation throughout the industrial services industry and maintain our leading market position.

Expanding our geographic footprint. In North America, we plan to focus on expanding our operations in Canada and the Midwestern, Western and Gulf Coast regions of the United States. In 2009, approximately 91% of our revenue was derived from operations in North America. Our expansion strategy in North America generally involves low capital investment as we seek to open operations on customer sites utilizing existing equipment and available inventory. In Europe, we intend to pursue opportunities in nuclear power generation, waste-to-energy, oil refining and petrochemical industries. In addition, we have begun to pursue refining, petrochemical and power generation opportunities in the Middle East. For example, in the second quarter of 2010, we entered into a joint venture agreement with a Saudi partner, and are in the advanced stage of setting up a business in the Middle East. This venture is pending approval and certification by the Saudi government, which is expected in the fourth quarter of 2010. In Asia, we plan to further expand our refining, petroleum and nuclear services and generally pursue a “follow the customer strategy.”

Continuing focus on operational efficiency. In our SRO segment, we have consolidated several of our on-site field service offices and implemented best practices that track key operating and financial metrics across the segment. In addition, we have consolidated our SRO sales organization to enhance opportunities for sales of bundled services and implemented an incentive-based model to align sales activities with the company’s goals. In our Industrial Cleaning segment, we have established a standard approach to branch management and an optimum performance management system. We have also improved equipment utilization and logistic techniques and have established a company-wide maintenance program for our Industrial Cleaning fleet. Over the past year, we have streamlined several functions of our business, including centralizing back office operations and establishing shared service centers, to increase efficiency and reduce corporate costs. We believe that these and other initiatives will lead to streamlined processes for sales and service delivery and reduced costs, resulting in stronger customer relationships and increased profitability.

History

Aquilex Holdings was originally established by affiliates of Harvest Partners, in connection with their acquisition on January 31, 2007 of Aquilex Corporation (the “Harvest Acquisition”), which is the 100% owned subsidiary of Aquilex Holdings through which we conduct our business. Aquilex Corporation was formed in 2001 and acquired Aquilex WSI in April 2002 and Aquilex SMS in July 2007. In June 2007, Aquilex Holdings acquired HydroChem Industrial Services, Inc., which established our Industrial Cleaning segment. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—History.” On December 15, 2008, we were acquired from affiliates of Harvest Partners by affiliates of Teachers’.

All of the issued and outstanding membership interests in Aquilex Holdings are held by Aquilex Acquisition Sub. Aquilex Acquisition Sub is a 100% owned subsidiary of Aquilex Holdco. Aquilex Holdco was formed to enable certain members of the management of Aquilex to continue to invest in Aquilex alongside Teachers’ through a roll-forward of their equity interests. The sole general partner of Aquilex Holdco is Aquilex Holdco GP, LLC, the sole member of which is Teachers’. 98.5% of the limited partnership interests of Aquilex Holdco are indirectly held by Teachers’ and approximately 1.5% are held by certain members of executive management and board members of Aquilex Corporation.

Our Sponsor

Teachers’ Private Capital (“TPC”) is the private equity arm of Teachers’, which is one of the largest pension plans in Canada with over C$96 billion in net assets as at December 31, 2009. TPC is one of North America’s largest active pools of private capital with a portfolio of approximately C$10 billion. Its status as an unlimited life fund with long-dated pension liabilities and a strong desire to grow its direct private equity portfolio allows it to adopt a differentiated approach to its investments. It is a committed long-term equity holder that supports both organic and external growth. It also does not take any ongoing transaction or management fees. TPC has an extensive and successful track record in the private equity market, having completed over 140 transactions in Canada, the United States and Europe since its inception in 1991. Its related industrial and energy investments include Alliance Laundry Systems, Almatis Specialty Chemicals and North American Oil Sands Corporation.

Company Information

We are a Delaware limited liability company formed on December 21, 2006. We conduct our business through our wholly owned subsidiary, Aquilex Corporation, a Delaware corporation formed on December 21, 2006. Our principal executive office is located at 3344 Peachtree Road NE, Suite 2100, Atlanta, Georgia 30326, and our telephone number is (404) 869-6677. Our Internet site address is http://www.aquilex.com. The information on, or accessible through, our Internet site is not part of this Prospectus.

SUMMARY OF THE EXCHANGE OFFER

The Exchange Offer	We are offering to exchange $1,000 principal amount of our 11 1/8% Senior Notes due 2016 registered under the Securities Act, which we refer to as the “new notes”, for each $1,000 principal amount of our outstanding 11 1/8% Senior Secured Notes due 2016 issued on December 23, 2009 in a private offering, which we refer to as the “old notes”. Old notes must be exchanged in a minimum amount of $2,000. In order to exchange an old note, you must follow the required procedures and we must accept the old note for exchange. We will exchange all notes validly offered for exchange, or “tendered”, and not validly withdrawn. As of the date of this Prospectus, $225,000,000 aggregate principal amount of old notes are outstanding.

Expiration Date	Our exchange offer expires at 5:00 p.m., New York City time, on September 20, 2010, unless we extend the expiration date. We may extend the expiration date for any reason. We will complete the exchange and issue the new notes promptly after that date.

Resale of New Notes	Based on interpretive letters of the SEC staff to third parties, we believe that you may offer for resale, resell and otherwise transfer the new notes issued pursuant to the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, if you:

• are not a broker-dealer that acquired the old notes from us or in market-making transactions or other trading activities;

• acquire the new notes issued in the exchange offer in the ordinary course of your business;

•       are not participating, and do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the new notes issued in the exchange offer; and

• are not an “affiliate” of ours, as defined in Rule 405 of the Securities Act.

By tendering your notes as described in “The Exchange Offer—Procedures for Tendering”, you will be making representations to this effect. If you fail to satisfy any of these conditions, you cannot rely on the position of the SEC set forth in the no-action letters referred to above and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the new notes. If you are a broker-dealer that acquired old notes as a result of market-making or other trading activities, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the new notes as described in this summary under “Restrictions on Sale by Broker-Dealers” below. We base our belief on interpretations by the SEC staff in no-action letters issued to other issuers in exchange offers like ours. We cannot guarantee that the SEC would make a similar decision about our exchange offer. If our belief is wrong, you could incur liability under the Securities Act. We will not protect you against any loss incurred as a result of this liability under the Securities Act.

Restrictions on Sale by Broker-Dealers	If you are a broker-dealer that has received new notes for your own account in exchange for old notes that were acquired as a result of market-making or other trading activities, you must acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the new notes. A broker-dealer may use this Prospectus for a period of 180 days commencing on the day the exchange offer is consummated or at such time such broker-dealer no longer owns any Transfer Restricted Securities (as defined under “The Exchange Offer,” below).

Consequences If You Do Not Exchange Your Old Notes	If you are eligible to participate in the exchange offer and you do not tender your old notes, you will not have any further registration or exchange rights and your old notes will continue to be subject to transfer restrictions. These transfer restrictions and the availability of new notes could adversely affect the trading market for your notes.

Procedures for Tendering Old Notes	If you wish to accept the exchange offer, the following must be delivered to the exchange agent:

• your old notes by timely confirmation of book-entry transfer through The Depository Trust Company (“DTC”);

• an agent’s message from DTC, stating that the tendering participant agrees to be bound by the letter of transmittal and the terms of the exchange offer; and

• all other documents required by the letter of transmittal.

These actions must be completed before the expiration of the exchange offer. You must comply with DTC’s standard procedures for electronic tenders, by which you will agree to be bound by the letter of transmittal.

Guaranteed Delivery Procedures	If you are a registered holder of the outstanding notes and wish to tender your outstanding notes in the exchange offer but cannot comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date you may tender your outstanding notes by following the procedures described under the caption “The Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal Rights	You may withdraw your tender of old notes any time prior to the expiration date.

Tax Consequences	The exchange of notes pursuant to the exchange offer generally should not be a taxable event for U.S. federal income tax purposes. See “Material United States Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any cash proceeds from the exchange or the issuance of new notes in connection with the exchange offer. Old notes that are validly tendered and exchanged will be retired and canceled. We will pay all expenses incident to the exchange offer.

Exchange Agent	Wilmington Trust FSB is serving as exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are set forth under “The Exchange Offer—Exchange Agent.” Wilmington Trust FSB is also the trustee under the indenture governing the notes.

SUMMARY OF THE TERMS OF THE NEW NOTES

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The following is not intended to be complete. You should carefully review the “Description of the New Notes” section of this Prospectus, which contains a more detailed description of the terms and conditions of the notes. Capitalized terms not otherwise defined herein shall have the meanings given them in the “Description of the New Notes” section of this Prospectus.

Issuer	Aquilex Holdings LLC

Co-Issuer	Aquilex Finance Corp., a 100% owned subsidiary of Aquilex Corporation, has jointly and severally issued the notes. Aquilex Finance has been newly incorporated in Delaware to serve as a corporate co-issuer of the notes. Aquilex Finance does not have any substantial operations or assets and does not have any revenues. As a result, prospective purchasers of the notes should not expect Aquilex Finance to participate in servicing the interest and principal obligations on the notes.

Securities Offered	$225,000,000 aggregate principal amount of 11 1/8% Senior Notes due 2016.

Maturity Date	The notes will mature on December 15, 2016.

Interest	The notes bear interest at a rate of 11.125% per annum, payable semi-annually.

Interest Payment Dates	On June 15 and December 15 of each year, commencing June 15, 2010.

Guarantees	The notes are unconditionally guaranteed on an unsecured senior basis by all of our current 100% owned material U.S. subsidiaries. Aquilex Finance, which is a co-issuer of the notes, and our non-U.S. subsidiaries are not guarantors of the notes.

Ranking	The notes and guarantees are the unsecured senior obligations of Aquilex Holdings, Aquilex Finance and the guarantors. Accordingly, they:

•       are effectively subordinated in right of payment to all of the existing and future secured debt of the issuers and the guarantors (including our senior secured credit facilities), to the extent of the value of the assets securing such debt;

•       rank equally with all of the unsecured indebtedness of Aquilex Holdings, Aquilex Finance and the guarantors; and

•       rank senior in right of payment to all of the subordinated indebtedness of Aquilex Holdings, Aquilex Finance and the guarantors.

In addition, the notes are structurally subordinated to all of the existing and future liabilities of our subsidiaries that do not guarantee the notes. As of June 30, 2010, the notes and guarantees ranked effectively junior to Aquilex Holdings’, Aquilex Finance’s and the guarantors’ obligations in respect of $184.5 million of our outstanding borrowings pursuant to our Credit Agreement and the guarantors’ guarantees of such debt.

For the year ended December 31, 2009 and the six months ended June 30, 2010, our subsidiaries that are not guarantors of the notes had revenues of $21.7 million and $7.2 million, respectively, and, as of June 30, 2010, those subsidiaries had assets of $9.3 million and debt and other liabilities of $8.7 million (including inter-company balances).

Optional Redemption	We may redeem some or all of the notes, at our option, at any time on or after December 15, 2013, at the redemption prices set forth in this Prospectus, plus accrued and unpaid interest, if any, to the redemption date. At any time prior to December 15, 2013, we may redeem some or all of the notes at a price equal to 100% of the aggregate principal amount of the notes to be redeemed, plus a “make-whole” premium set forth in this Prospectus and accrued and unpaid interest, if any, to the redemption date. In addition, at any time prior to December 15, 2012, we may redeem up to 35% of the aggregate principal amount of the notes with the net cash proceeds of certain equity offerings at the redemption price set forth in this Prospectus, plus accrued and unpaid interest, if any, to the redemption date. See “Description of the New Notes—Optional Redemption.”

Change of Control	If we experience specific kinds of change of control events, we must offer to repurchase the notes at a price of 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the purchase date. See “Description of the New Notes—Change of Control.”

Certain Covenants	The notes are issued under an indenture with Aquilex Finance, the guarantors and Wilmington Trust FSB, as trustee. The indenture governing the notes contains, among other things, certain covenants limiting our ability and the ability of our restricted subsidiaries that are guarantors to:

•       incur or guarantee additional indebtedness;

•       pay dividends or make other restricted payments;

•       make certain investments;

•       create or incur certain liens;

•       sell assets and subsidiary stock;

•       transfer all or substantially all of our assets or enter into a merger or consolidation transactions; and

•       enter into transactions with our affiliates.

However, these limitations are subject to a number of important qualifications and exceptions. See “Description of the New Notes—Certain Covenants.”

Original Issue Discount	The notes have been issued with original issue discount for United States federal income tax purposes. United States holders will be required to include such original issue discount in their income as it accrues for United States federal income tax purposes in advance of receipt of any payment on the notes to which such income is attributable.

Listing	We do not intend to apply to list the notes on any exchange.

Summary Consolidated Historical Financial Data

The following table sets forth certain of our summary consolidated historical financial data. We derived our summary consolidated historical financial data as of December 31, 2009 (successor) and 2008 (successor) and for the year ended December 31, 2009 (successor) and the periods December 15, 2008 to December 31, 2008 (successor), January 1, 2008 to December 14, 2008 (predecessor 2), January 31, 2007 to December 31, 2007 (predecessor 2) and January 1, 2007 to January 30, 2007 (predecessor 1) from our consolidated financial statements, which were audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, and are included elsewhere in this Prospectus. Our summary consolidated historical financial data as of and for the six months ended June 30, 2010 and the six months ended June 30, 2009 were derived from the unaudited consolidated financial statements and related notes thereto included elsewhere in this Prospectus, which include all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair statement of our financial position and results of operations for the periods presented. Our financial data as of and for the six months ended June 30, 2010 are not necessarily indicative of results that may be expected for the entire calendar year.

As a result of our acquisition by affiliates of Harvest Partners in January 2007 and by affiliates of Teachers’ in December 2008, our audited financial statements for the three years ended December 31, 2009 and our unaudited interim financial statements for the six months ended June 30, 2009 and 2010 are presented on a predecessor and successor basis. We refer to Aquilex Corporation, as it existed prior to our acquisition by affiliates of Harvest Partners on January 31, 2007, as “predecessor 1.” We refer to Aquilex Holdings, for the period from January 31, 2007 until December 14, 2008 (the day before the Teachers’ Acquisition), as “predecessor 2.” We refer to Aquilex Holdings, for the period from and after December 15, 2008, as the “successor.”

As discussed above, our historical financial data for the years ended December 31, 2007 and 2008 are divided into predecessor and successor periods. We have also presented, for each of 2007 and 2008, a “combined” column, showing the arithmetic combination of our predecessor 1 and predecessor 2 periods (in the case of 2007) and our predecessor 2 and successor periods (in the case of 2008), because we believe such information is useful to investors when comparing our annual financial results. Because our predecessor 1, predecessor 2 and combined periods have differing accounting bases of assets and liabilities, these “combined” presentations are not made in accordance with GAAP.

Our summary consolidated historical financial data are not necessarily indicative of our future performance. The data provided in this table are only a summary and do not provide all of the data contained in our historical financial statements. Accordingly, this table should be read in conjunction with, and is qualified in its entirety by, our consolidated financial statements and related notes contained elsewhere in this prospectus and the sections of this prospectus titled “Selected Historical Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” and “Capitalization.”

	2007 Periods			2008 Periods				Six Months Ended June 30,
	Predecessor 1	Predecessor 2	Combined	Predecessor 2	Successor	Combined	Successor	Successor	Successor
	January 1, 2007 through January 30, 2007	January 31, 2007 through December 31, 2007 (1)	Year Ended December 31, 2007	January 1, 2008 through December 14, 2008	December 15, 2008 through December 31, 2008	Year Ended December 31, 2008	Year Ended December 31 2009	2009	2010
			(Unaudited)			(Unaudited)		(Unaudited)	(Unaudited)
			($ in thousands)
Consolidated Statement of Operations

Revenues	$8,910	$382,960	$391,870	$564,487	$14,684	$579,171	$480,905	$265,459	$213,346
Cost of revenue, exclusive of depreciation	7,232	263,602	270,834	378,084	10,283	388,367	315,706	177,088	149,574
Depreciation	490	17,288	17,778	24,359	966	25,325	21,182	11,125	8,667

Gross profit	1,188	102,070	103,258	162,044	3,435	165,479	144,017	77,246	55,105

Selling, general and administrative expense	2,308	59,529	61,837	101,274	3,388	104,662	84,757	49,716	36,321
Business sale costs	13,752	—	13,752	51,820	576	52,396	—	—	—
Depreciation and amortization	20	13,339	13,359	16,082	888	16,970	20,670	10,342	10,013

Operating income (loss)	(14,892)	29,202	14,310	(7,132)	(1,417)	(8,549)	38,590	17,188	8,771

Other income (expense):
Interest expense, net	(283)	(29,013)	(29,296)	(38,719)	(2,436)	(41,155)	(34,243)	(16,188)	(23,203)
Interest expense, related party	—	—	—	—	—	—	(23,376)	(11,876)	—
Impairment loss	—	—	—	—	—	—	(44,147)	—	—
Loss on extinguishment of debt	—	(5,107)	(5,107)	(7,362)	—	(7,362)	(4,219)	—	(24,424)
Other, net	(267)	2,047	1,780	(797)	(47)	(844)	384	(56)	(690)

Total other expense, net	(550)	(32,073)	(32,623)	(46,878)	(2,483)	(49,361)	(105,601)	(28,120)	(48,317)

Loss before income tax benefit	(15,442)	(2,871)	(18,313)	(54,010)	(3,900)	(57,910)	(67,011)	(10,932)	(39,546)

Income tax benefit	(5,076)	(178)	(5,254)	(9,214)	(378)	(9,592)	(10,946)	(2,550)	(14,416)

Loss from continuing operations	$(10,366)	$(2,693)	$(13,059)	$(44,796)	$(3,522)	$(48,318)	$(56,065)	$(8,382)	$(25,130)

Discontinued operations
Gain on sale of discontinued operations, net	—	—	—	—	—	—	—	—	—
Loss from discontinued operations,net	(120)	—	(120)	—	—	—	—	—	—

Net loss	$(10,486)	$(2,693)	$(13,179)	$(44,796)	$(3,522)	$(48,318)	$(56,065)	$(8,382)	$(25,130)

Other Data:
Capital expenditures	67	10,849	10,916	17,240	917	18,157	14,707	6,629	6,565
Working capital	22,573	76,881	76,881	61,308	68,506	68,506	56,327	53,036	63,340

(1)	Reflects the results of Aquilex HydroChem and Aquilex SMS from their June 2007 and July 2007 acquisition dates, respectively.

	December 31,		June 30, 2010
	2008	2009
			(Unaudited)
Balance Sheet Data:
Cash and cash equivalents, excluding restricted cash	$21,054	$11,252	$8,043
Total assets	963,110	865,746	860,057
Long-term debt, including current portion (net of original issue discount)	374,673	373,716	399,327
Total member’s equity	393,924	338,382	313,794

RIS K FACTORS

Investing in the notes involves a high degree of risk. You should consider carefully the following risks, together with the financial and other information contained in this Prospectus, before deciding whether to invest in the notes. Additional risks and uncertainties not currently known to us, or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations. If any of the following risks actually occurs, our business, financial condition and results of operations would suffer.

Risks Related to the Exchange Offer

If you fail to exchange the old notes, they will remain subject to transfer restrictions, and it may be harder for you to resell and transfer your old notes.

The old notes were not registered under the Securities Act or under the securities laws of any state. Any old notes that remain outstanding after this exchange offer will continue to be subject to restrictions on their transfer. Thus, you may not resell the old notes, offer them for resale or otherwise transfer them unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your old notes for new notes by this exchange offer, or if you do not properly tender your old notes in this exchange offer, you will not be able to resell, offer to resell or otherwise transfer your old notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act. After this exchange offer, holders of old notes will not have any further rights to have their old notes exchanged for new notes registered under the Securities Act. The liquidity of the market for old notes that are not exchanged could be adversely affected by this exchange offer and you may be unable to sell your old notes.

Late deliveries of old notes and other required documents could prevent a holder from exchanging its old notes.

Holders are responsible for complying with all exchange offer procedures. The issuance of new notes in exchange for old notes will only occur upon completion of the procedures described in this Prospectus under “The Exchange Offer.” Therefore, holders of old notes who wish to exchange them for new notes should allow sufficient time for timely completion of the exchange procedure. Neither we nor the exchange agent are obligated to extend the offer or notify you of any failure to follow the proper procedure or waive any defect if you fail to follow the proper procedure.

If you are a broker-dealer, your ability to transfer the new notes may be restricted.

A broker-dealer that purchased old notes for its own account as part of market-making or trading activities must comply with the prospectus delivery requirements of the Securities Act when it sells the new notes. Our obligation to make this Prospectus available to broker-dealers is limited. Consequently, we cannot guarantee that a proper prospectus will be available to broker-dealers wishing to resell their new notes.

Risks Relating to Our Business

Our business, financial condition and results of operations have been and may continue to be materially adversely affected by general economic conditions and by instability and volatility in the financial markets.

The recent economic downturn and the scarcity of credit have led to a lack of consumer confidence, high unemployment, increased market volatility and widespread reduction of business activity generally in the United States and abroad. The economic downturn has had a significant effect on our business. A continuation or worsening of adverse economic conditions could adversely affect the liquidity, businesses and financial conditions of our customers, which could in turn decrease our customers’ demand for our services.

The volume of services our customers demand from us is, in many cases, a function of the amount of activity in our customers’ facilities, which in turn is driven by, among other factors, energy demand and commodity prices. If a decrease in general economic activity causes a corresponding reduction in our customers’ plant utilization rates or similar metrics, we are likely to see decreased revenues. Many of our customers operate in industries, such as the petrochemical production and oil refining industries, that have historically been affected by recessions and other adverse conditions in the general economy and associated commodities markets. For example, the level of maintenance expenditures by our oil refining customers, including expenditures for our services, could decrease if oil prices or refinery margins were to decline. Consequently, a general or regional economic downturn or an adverse cycle in a related commodity market may result in a reduction in the demand for our services. Also, the level of maintenance expenditures by our petrochemical producing customers and their demand for our services could decrease if oil prices rise. Both effects have occurred in the recent economic downturn and have had a significant effect on our business. Furthermore, the demand for other services we provide could be affected by cost-cutting measures and project deferrals by our customers. If decreased cash flows or a reduction in available credit cause our customers to cancel or postpone such projects, our revenues will also be adversely affected.

We have already experienced these negative effects on the demand for our services and our revenues, starting in late 2008 and continuing into 2010. There can be no assurance that these negative effects will not continue or worsen in future periods. In addition, there can be no assurance that an increase in general economic activity would reverse the negative effects on our business or produce operating results consistent with our operating results before the recent economic downturn.

The industries we primarily serve face particular economic challenges, which could adversely affect our business.

We serve customers in the electrical power generation and petrochemical industries, which have been especially affected by economic conditions and the financial markets. Electrical power consumption, in particular by large industrial users, has decreased significantly since the onset of the global economic downturn and this, in turn, has decreased utilization at power generation plants we service. This lower utilization means, in some cases, that our services are required less frequently than during times when electrical consumption is higher.

The reduction in demand for oil and petroleum products has also affected many of our customers in the refinery and chemicals businesses. As a result of this reduction in demand, there is significant overcapacity in the refining industry and many sectors of the petrochemical industry. This overcapacity has been reflected in decreased utilization levels which, in turn, negatively affect our business.

Should these challenges continue to affect our customers, or should they grow worse, our revenues and margins could decline, and our business, results of operations and financial condition could be materially adversely affected.

Current global economic weakness may have significant effects on the financial condition or continued viability of our customers, which could adversely affect our business, operating results and financial condition.

Current global economic weakness, as well as a slow recovery period, might lead to lower demand for the products and services produced by our customers, which could result in a decrease in our customers’ profitability, or, in some cases, the insolvency of our customers. In 2009, two of our customers filed for bankruptcy protection, and there can be no assurance that additional customers will not do so in the future. In addition, some of our customers’ industries are undergoing significant consolidation, a phenomenon that could be hastened by adverse economic conditions. As a result, our customers might be acquired by other companies, including companies that are not currently customers of ours. Such acquisitions could adversely affect our sales.

Weakness in the United States and global economies may be prolonged as a result of continued difficulties in the credit markets, persistently high unemployment, depressed asset values or a variety of other factors, and any such prolongation may further weaken the financial position of our customers. Any loss of customers due to consolidation or bankruptcy would negatively affect our revenues and cash flows and, in some cases, could have a material adverse effect on our business, operating results and financial condition.

A deterioration in our safety record due to accidents would harm our relationships with customers, subject us to penalties and fines and make it less likely for customers to contract for our services, which could adversely affect our business, operating results and financial conditions.

Our operations subject our personnel, and sometimes our customers and others with whom we are working in close proximity, to a number of hazards, including the operation of heavy equipment, work performed on scaffolds, exposure to radioactive materials, chromium fumes, combustible gases and other dangerous materials, the use of high pressure sprays, the transportation and use of chemicals and operations at dangerous facilities. Existing and potential customers consider the safety record of their service providers to be of high importance in their decision to award service contracts. If an accident were to occur or conditions for a potential accident were to arise at one of our worksites, the affected customer would be less likely to contract for our services in the future and, in certain cases, require us to leave the worksite. For example, in 2009, a significant safety incident occurred at one of our worksites, and we were required to immediately stop work and leave the worksite. Additionally, the high worker turnover that we have recently experienced in our Industrial Cleaning segment may make accidents more likely to occur.

It is possible that the number and severity of future accidents will be significant. A deterioration in our safety record, or a specific safety incident or incidents with one or more of our major customers, could materially impact our customer relationships and demand for our services, which could have a material adverse effect on our financial condition and results of operations. In addition, we could be subject to liability for damages as a result of such accidents and incur penalties or fines for violations of applicable safety laws and regulations. Existing and potential customers consider our safety record and compare it to the safety records of our competitors before they award business to us. These safety records include the OSHA calculations of “total recordable injury rate,” or TRIR, for most companies employing more than ten individuals. If our TRIR or other similar measure is worse than those of our competitors, or if such measures start to decline, it will become more difficult for us to contract with customers to provide our services.

We may suffer substantial losses as a result of claims relating to professional liability, personal injury or property damage, which may not be fully covered by our insurance.

Accidents at our worksites could result in personal injury or death to our workers, our customers or others with whom we are working in close proximity, or result in serious damage to our equipment or the property of our customers or other contractors. From time to time, our workers are involved in accidents which result in serious injuries, including fatalities. For instance, in early 2009, one of our workers was killed in a hydroblasting accident. Our workforce is also subject to the risk of motor vehicle accidents because of the large fleet of vehicles used in connection with our operations. Such accidents often lead to liability claims by the affected workers and/or their families and/or by our customers. In addition, our employees may be injured by the actions of our customers, which accidents may result in a liability claim being brought against us.

Liability claims can be expensive to defend and can divert the attention of our management and other personnel for significant periods of time, regardless of the ultimate outcome. An unsuccessful defense of a liability claim could have an adverse effect on our business, financial condition and results of operations. To protect ourselves against such casualty and liability risks, we seek to maintain insurance with third parties in amounts and against the types of risks we believe to be appropriate and consistent with industry practice. However, only a limited number of insurance providers offer coverage at rates that we consider to be reasonable for losses of the types incurred in our industry and, as a result, we may not be able to continue to maintain insurance of the types or at rates we consider reasonable or at all. Additionally, the insurance coverage we have may not be adequate to cover all losses or liabilities that we may incur in our usual operations or in the event of a catastrophic loss.

We also believe that public liability for a nuclear incident related to our work at a licensed nuclear facility would be the legal responsibility of the facility operator and that we would be indemnified under the Price-Anderson Act (or, with respect to our activities outside of the United States, comparable legislation, if any, in such other countries). The Price-Anderson Act’s indemnification provisions, however, may not apply to all liabilities that we might incur while performing services as a contractor for the nuclear energy industry. If an incident or evacuation is not covered under Price-Anderson Act indemnification, we could be held liable for damages, regardless of fault, which could have an adverse effect on our business, financial condition and results of operations. If such indemnification authority is not applicable in the future, our business could be adversely affected if the owners and operators of new facilities fail to retain our services in the absence of commercially adequate insurance and indemnification. Any work-related injuries suffered by our workers are covered by our workers’ compensation liability insurance.

Our existing insurance policies require us to pay a deductible of $500,000 per incident for general liability, automobile liability and workers’ compensation liability. These high deductibles may cause us to incur significant costs and the incidence of claims against us may directly impact our profitability. If our insurance premiums or the costs of our retained claims were to rise significantly in the future as a result of an increased incidence or severity of claims or otherwise, our profitability would be adversely affected. In addition, our insurance reserves are based on estimates of claims that may not prove to be accurate.

If we fail to maintain a technological advantage over our competitors, our future performance and growth will be adversely affected.

We believe that we benefit from certain technological advantages over our competitors, such as our automated welding equipment and tooling, automated tube-cleaning procedures and specialized Industrial Cleaning tooling. While we have patent protection on some of the technology underlying many of these competitive advantages, much of our technology is not subject to patent protection and we would be unable to stop our competitors from adopting these technologies if they were able to replicate them. The replication of our technology or introduction of new competing technologies by our competitors, or the threat that they may do so, means we must continue to make further technological advancements in order to maintain a competitive advantage. A failure to make continued advances in automated welding technologies and other repair or cleaning techniques could result in our competitors being able to match or even exceed our capabilities, reducing our market share and/or negatively impacting our financial results.

Developing innovative solutions and technologies can be time consuming, costly and complex. Successful design, development and introduction of innovative solutions and technologies on a timely basis requires that we understand our customers’ needs and the potential technological solutions for such needs, identify emerging technological trends in our industry and respond effectively to technological changes by our competitors.

Delays in completing the development, design and introduction of innovations in our services could cause our sales to decline. Furthermore, we may make substantial investments in developing innovative solutions and technologies that are not well accepted by the market. If we fail to effectively address the changing demands of customers and to maintain our competitive advantage, our business and revenues will be adversely affected.

If we fail to complete projects in a timely fashion, our customers will be less likely to hire us for future projects, we may be required to pay financial penalties, and our revenues and results of operations may be adversely affected.

We typically perform work for our customers during periods when they have stopped operations at a particular facility in order to conduct maintenance. Each day that a facility is out of production usually represents a very high opportunity cost to our customers in lost revenue. Accordingly, our ability to complete a project quickly and without delay is a key factor in our customers’ decision to award us business. If we fail to complete a project within the expected time period, the customer will be less likely to award us future business. Such delays could also harm our reputation and therefore our ability to obtain business from other customers. In addition, some of our contracts require us to pay financial penalties if we fail to complete work by a given deadline. Our payment of a financial penalty for failing to complete a project on time would reduce our profit margins, and could cause us to incur a loss on that project. Accordingly, if we fail to complete projects in a timely manner, our revenues and results of operations may be adversely affected.

We have little or no long-term commitments from our customers, which makes our results of operations dependent upon the continued award of new projects and renewal of existing contracts and limits our ability to make accurate forecasts of future results.

In the market for the work performed by our SRO segment, it is customary for customers to award contracts on a project-by-project basis. As a result, we may not sell services to certain customers in consecutive years because such services are not needed in future periods, the customer chooses another service provider or for other reasons. If we are unable to replace revenue from these customers with revenue from new customers or from other projects, our financial condition and results of operations could be materially adversely affected. Generally, it is very difficult to predict whether and when we will be awarded a new project. Many projects involve a lengthy and complex bidding and selection process that may be affected by a number of factors, including changes in existing or expected market conditions, financing arrangements, government approvals and environmental matters. As a result, our results of operations and cash flows can fluctuate materially from period to period depending on the timing of such contract awards.

In our Industrial Cleaning segment, we service most of our customers under framework agreements, or master service agreements. Under these agreements, our customers are generally not required to utilize our services and they may use our services for some, but not all, of their needs. Additionally, most of our master service agreements may be terminated by our customers on short notice. We therefore typically have no or very little backlog of orders and a loss of any contract or customer could have an immediate material effect on our revenue.

Several of our large Industrial Cleaning customers have contracts with us that relate to recurring services and are renewable on a year-to-year basis. Any of these customers may elect not to renew their contracts and may use our competitors for services. For example, in January 2010, one of our top rank customers in terms of 2009 sales discontinued using our services at one of their facilities in January 2010. We could experience a decrease in our Industrial Cleaning revenue, net income and liquidity if our customers cancel or fail to renew a significant contract or a significant number of contracts.

The lack of long-term commitments from our customers also limits our ability to make accurate forecasts of future results. This difficulty in projecting our results of operations increases the inherent risk of inaccuracies with respect to our budget process.

We may not be able to hire or contract for the skilled craft workers we depend upon in operating our SRO business, which could negatively affect our financial condition and operating results.

Our SRO segment requires highly skilled pipefitters and boilermakers. We generally do not hire these individuals for ongoing employment, but instead contract for their services on a variable, project-by-project basis. These highly skilled individuals are also able to contract for temporary work with other companies, including our competitors, during times when we do not engage them. Therefore, they may not be available to us or choose to work for us when we begin a new project. Our variable workforce travels to our customers’ sites around the world, and some of these workers may choose permanent employment that requires little or no travel instead of continuing to work for us. In addition, there has been a shortage of skilled pipefitters and boilermakers in the United States in recent years, and if this trend continues, our ability to hire skilled pipefitters and boilermakers could diminish and our labor costs could increase. If we fail to obtain the services of skilled craft workers, we may have difficulty performing our customers’ projects. We also expend significant resources in training our skilled craft workforce and these individuals often have knowledge of our technological advantages. If our skilled craft workers choose to work for other companies, we could lose the investment we made in training those workers and our competitors may gain access to our technology. Each of these factors could negatively affect our financial condition and operating results.

Our business is labor intensive, and increases in the cost of labor could materially affect our financial performance.

Our business is labor intensive and the availability of labor can vary depending on market conditions. If sufficient labor is not available in the future or the cost of labor rises, we may be unable to meet customer demand or our operating costs may increase, materially affecting our financial performance.

The incidence of labor disputes could materially affect our financial performance.

As of June 30, 2010, we had approximately 4,470 workers, including our variable workforce in our SRO segment. Most of our unionized workforce, which currently represents 25% of our total workforce, consists of members of our variable workforce. The members of our unionized workforce belong to the International Brotherhood of Boilermakers, the United Association of Plumbers and Pipefitters and the International Union of Painters and Allied Trades. As part of our strategy, we may expand areas of our business that are typically unionized. In addition, for some projects, our customers require us to use unionized workers, and the number of such projects could increase. As a result, we may be required to expand our unionized workforce or negotiate additional collective bargaining agreements. In addition, a unionizing movement could occur among our non-unionized workforce. An increase in the level of unionized workers may lead to increased labor costs. Additionally, strikes or work stoppages may occur, which could adversely impact our relationships with our customers and our ability to conduct our business.

We have experienced a high worker turnover rate in our Industrial Cleaning segment, resulting in increased costs to us.

The worker turnover rate in our Industrial Cleaning segment has been and continues to be high. For example, in 2009, we experienced approximately 51% turnover in our Industrial Cleaning labor workforce and in 2008, the turnover rate was 85%. Although we believe that our turnover rate is in line with our industry and is comparable to that of our competitors, it still has a significant impact on business. Our high turnover rate makes it difficult to maintain an experienced labor workforce, resulting in decreased worker productivity and a potential increase in accident rates. In addition, this high turnover rate leads to high recruitment and training costs. Continued high worker turnover would perpetuate these high costs and could restrict our ability to grow or provide our current level of Industrial Cleaning services.

We perform a variety of services at our three shop facilities and the success of these shop services depends on the demand for the products of original equipment manufacturers.

Our shop services operations primarily serve OEMs that manufacture components used in energy facilities. Generally, these OEMs ship their components directly to our shops for servicing prior to their final installation in energy facilities. The success of our shop services business depends to a large degree on the success of these OEMs. If our OEM customers were to experience a decline in demand for their products, our shop services business would suffer and our financial condition and operating results would be negatively affected.

If weld wire or certain other raw materials were to increase in price or become unavailable to us, our revenue and results of operations could be adversely affected, and our reputation and customer relationships could be harmed.

We require large amounts of weld wire to perform our welding services in our SRO segment and we purchase this weld wire from a limited number of suppliers. We do not have long-term contracts with our suppliers of weld wire for continued supply, pricing, allowances or other terms. Therefore, increased demand for, or decreased supply of weld wire, or the metals or metal alloys used to produce weld wire, could result in an increase in the price we pay for weld wire and could adversely affect our results of operations. Furthermore, if demand for weld wire or the raw materials used to produce weld wire were to increase significantly, or if the supply of weld wire were to decrease significantly, we may not be able to obtain weld wire at any price, and we may be unable to provide certain welding services to our customers. In such a case, our revenues and results of operations would be adversely affected, and our reputation and customer relationships could be harmed.

The market for our services experiences seasonal fluctuations in demand, which may lead to volatility in our liquidity and financial performance.

The market for our services experiences seasonal and customer-driven fluctuations in demand, particularly in our SRO segment, which is more dependent on plant outage maintenance projects than our Industrial Cleaning segment. For example, our energy sector customers in the United States typically schedule plant outages in the spring or fall when demand for power and fuel is lowest. Conversely, those customers avoid scheduling plant outages during the winter and summer months. As a result, we experience a higher volume of projects in the United States during the periods from March through May and again from September through November. The effects of seasonal fluctuations in demand for our services may lead to an inability to service all of our customers during periods of high demand, working capital constraints and lack of access to sufficient labor, since members of our variable workforce may find employment elsewhere during periods of low demand for our services. All of these factors may lead to quarter to quarter volatility in revenue and net income.

Our business depends on the levels of maintenance expenditures and capital investment of our customers, which in turn are affected by their liquidity, the cyclical nature of their markets and government regulations.

Our business depends on the levels of maintenance expenditures and, to a lesser extent, capital investment by our customers. Factors such as improved processing methods, plant closures, building or expansion of capacity overseas and industry consolidation among our customers may affect the demand for our services. Additionally, some of the services we perform are required to be performed by governmental and regulatory mandates imposed upon our customers. For example, the NRC sometimes mandates that certain repairs be performed across the nuclear industry. A European Union directive restricting the construction of new landfills has resulted in increased demand for the services of waste-to-energy facilities and, consequently, an increase in the need for maintenance at those facilities. A change in the regulatory scheme that eases these requirements could result in decreased demand for our services and have a material adverse effect on our financial condition and operating results.

Severe weather conditions and other catastrophes may cause significant fluctuations in our cash flows and revenues.

Many of our customers’ facilities are located in areas, such as the U.S. Gulf Coast, that are prone to hurricanes, tropical storms and other severe weather conditions. These weather events may cause damage to our customers’ facilities or interrupt our ability to perform work on those facilities. For example, as a result of damage caused by Hurricanes Ike and Gustav in 2008, several of our Industrial Cleaning customers’ facilities were closed and we were unable to perform our services for a period of several weeks. A severe weather event or other catastrophe, particularly one that affects a large region containing a number of different customer facilities, could have a material adverse effect on our cash flows and results of operations.

In the course of performing our services, we could be subject to certain liabilities in the event of a spill, discharge or release of chemical or other hazardous materials and such liabilities could adversely affect our reputation, our ability to obtain insurance on commercially reasonable terms, and our financial condition and results of operations.

We perform almost all of our Industrial Cleaning services at industrial process facilities owned by our customers. All hazardous and non-hazardous chemicals and waste we use and handle pursuant to our services at customer facilities is disposed of by the customer using the customer’s waste disposal facilities, customer-contracted third parties or third parties we contract with on isolated occasions. Although we believe our activities do not subject us to the duties or liabilities pertaining to generators of hazardous waste or to owners and operators of hazardous waste treatment, storage or disposal facilities, this position may not prevail in a legal dispute.

We transport hazardous waste within or between customer facilities for disposal by the customer at their facility. In addition, for chemical cleaning jobs, we may transport hazardous chemicals from one of our branch locations to the customer’s job site or unused hazardous chemicals back to our branch location. We could be subject to liability for personal injuries or damages to property in the event of any spill, release or discharge of such toxic chemicals or hazardous wastes during transportation or in the performance of our services. Furthermore, we could be subject to liability under applicable environmental statutes and regulations in the event of a spill, discharge or release of chemical or other hazardous materials at one of our branch locations or at a customer location, which could have a material adverse effect on our reputation, our ability to obtain insurance on commercially reasonably terms, and our financial condition and results of operations. It is possible that actual expenditures to address these or other known or reasonably suspected environmental liabilities that may arise in the future will exceed estimated costs, or that other, unidentified environmental liabilities exist.

Our business, and the business of our customers, is subject to a variety of laws and regulations, including health and safety, environmental and transportation laws and regulations, that may subject us to liability and adversely affect the cost, manner or feasibility of our doing business, as well as demand for our services.

The industrial services we provide involve exposure to potentially hazardous conditions. Our operations are subject to various federal, state and local laws and regulations, including those governing employee health and safety, protection of the environment and natural resources, and protection of the public and motor carriers. These laws and regulations can impose substantial sanctions for violations or other substantial environmental liabilities or necessitate operational changes that limit our ability to provide services in a cost-effective manner.

Under these laws and regulations, we could be subject to or liable for:

•	personal injuries due to workplace hazards and exposure to hazardous materials;

•	governmental sanctions, such as fines and penalties;

•	modification of our current procedures;

•	property and natural resource damages; and

•	remediation, clean-up costs and other environmental damages.

Although we believe we are in substantial compliance with all applicable laws and regulations, it is possible that we will incur penalties or fines for violations or will otherwise be subject to liability under such laws and regulations. In addition, it is possible that the costs to comply with existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations, including changes in existing laws or regulations, will harm our business, results of operations and financial condition. We may be required to incur large and unanticipated expenses or to make capital expenditures to comply with such laws and regulations. Non-compliance with any of these laws and regulations also could negatively impact our ability to secure contracts with customers and obtain adequate insurance at reasonable costs. Any of these factors could have a material adverse effect on our financial condition and results of operations.

Our customers are also subject to a variety of laws and regulations, including health and safety, environmental and transportation laws and regulations. A revision in any laws or regulations resulting in less stringent regulation of our customers could result in a decrease in demand for some of our industrial services, as some of these services are utilized by our customers to maintain compliance with laws and regulations. Such decreased demand may have an adverse effect on our financial condition and results of operations.

Our business may be materially adversely affected if we lose certain required certifications, licenses and permits.

The certifications and licenses that we hold for the various services we perform are in some cases critical to our ability to maintain existing customer relationships and to win new customers. The provision of our SRO services to the nuclear industry, in particular, is subject to significant regulation and requires us to obtain government permits and approvals and requires our customers to be properly licensed. Any of these permits or approvals may be subject to denial, revocation or modification under various circumstances. Failure to obtain or comply with the conditions of permits or approvals may adversely affect our operations by temporarily suspending our activities or curtailing our work and may subject us to penalties and other sanctions. Although existing licenses are routinely renewed by the NRC, state regulators and the Canadian Nuclear Safety Commission, renewal could be denied or jeopardized. We also hold certifications from the National Board of Boiler and Pressure Vessel Inspectors, the American Society of Mechanical Engineers and various provincial regulators in Canada, some of which are required in order for us to perform services in the nuclear industry. See “Business—Licensing and Certifications.” If we fail to obtain a required certification, license or permit for a new procedure, we will be unable to perform that procedure, and our competitors may gain a competitive advantage over us. As a result, we could lose existing customers or fail to gain new customers, and our business, financial condition and results of operations could be materially adversely affected.

Acquisitions and new joint ventures may expose us to significant risks and may not be successful.

We may make acquisitions or enter into new joint ventures in order to provide new services and to expand our operations into new geographic regions. In addition, we have begun to pursue refining, petrochemical and power generation opportunities in the Middle East. For example, in the second quarter of 2010, we entered into a joint venture agreement with a Saudi partner, and are in the advanced stage of setting up a business in the Middle East. This venture is pending approval and certification by the Saudi government, which is expected in the fourth quarter of 2010. Any such acquisitions or joint ventures may involve additional or increased risk and may cause us to incur costs or liabilities without realizing the desired results of such transactions. Integrating acquisitions is often costly, and delays or other operational or financial problems may result that interfere with our operations and divert management’s attention and our resources. If we fail to implement proper overall business controls for companies we acquire or for our joint ventures, or if we fail to successfully integrate these acquired companies or joint ventures in our processes, our financial condition and results of operations could be adversely affected. Additionally, any future acquisitions or joint ventures would require capital, which we may not be able to obtain on terms satisfactory to us or at all.

Acquisitions may involve a number of special risks, including:

•	losing key employees, customers and suppliers of the acquired business;

•	taking on contingent and material liabilities of the acquired business;

•	conforming the financial, technological and management standards, processes, procedures and controls of the acquired business to those of our existing operations;

•	increasing the scope, geographic diversity and complexity of our operations;

•	failing to realize expected economic conditions and synergies we used to construct our acquisition decision models; and

•	overvaluing the target business.

It is possible that we may incur significant expenses in the evaluation and pursuit of potential acquisitions or joint ventures and that such acquisitions or joint ventures may not be successfully completed, or that we may incorrectly anticipate expenses or liabilities. Such failures may have a material adverse effect on our future growth or results of operations.

Possible future acquisitions or joint ventures could result in our incurring additional debt, contingent liabilities and amortization expenses related to intangible assets, all of which could have a material adverse effect on our financial condition and operating results.

We may incur impairments to intangible assets or long-lived assets, which would reduce our net income.

In accordance with the provisions of Accounting Standards Codification (ASC) 350, we test our goodwill and indefinite-lived intangible assets for impairment annually or if a triggering event occurs. We perform the annual impairment testing for goodwill and indefinite-lived intangible assets in the fourth quarter of each fiscal year. In addition, in accordance with the provisions of ASC 360, we test long-lived assets for impairment if a triggering event occurs.

Significant negative industry or economic trends, including reduced estimates of future cash flows, disruptions to our business, slower growth rates or lack of growth in our business, could result in significant write-downs and impairment charges. If we are required to record additional impairment charges, this could have a material adverse effect on our results of operations.

If the fair value of our reporting units declines, a material non-cash charge to earnings from impairment of our goodwill could result.

On an ongoing basis, we evaluate, based on the fair value of our reporting units, whether the carrying value of our goodwill is impaired. If a test of our goodwill for impairment indicates that impairment has occurred, we are required to record an impairment charge for the difference between the carrying value of the goodwill and the implied fair value of the goodwill in the period in which the determination is made. If we make changes in our business strategy or if market or other conditions adversely affect our business, we may be forced to record an impairment charge, which would lead to a decrease in our assets and a reduction in our net income or an increase in our net losses. For example, in 2009, we recorded impairment charges to goodwill and intangible assets of $41.3 million and $2.8 million, respectively.

We face significant competition from other service providers, which may limit our ability to maintain or increase our market share and put pressure on our margins.

The industrial services industry is highly competitive. We believe that the principal competitive factors in our business are: overall quality of service, proximity to customers, safety record, price, productivity, ability to provide application-specific solutions, workforce’s speed of response, reputation and knowledge of customer plants, operations and processes. We compete with a number of companies in substantially all of the regions in which we operate and some of our competitors may be stronger than us in certain service areas. Many of these competitors are local or regional operators servicing customers with whom they have long-term relationships. Other competitors are larger companies with broader geographic coverage. Some of these larger competitors have greater financial resources than we do and may be willing to sustain losses on certain projects in order to protect their market share and discourage new entrants.

Future service line or geographic expansion by our competitors could potentially increase competition for us, and may result in a decrease in our market share with respect to some or all of our services. In addition, there are many providers of complementary industrial services that do not currently compete with us with respect to any of the services that we provide. If those companies were to expand their service offerings to include services that compete with ours, it could result in a decrease in our market share for those services.

As a result of these competitive pressures, we may be limited in our ability to maintain existing customer relationships and to attract new customers, which could adversely affect our market share and revenues.

The failure to correctly estimate costs for our projects could result in reduced profitability.

We provide most of our SRO services on a fixed-price basis, with the remainder performed on a time and materials basis. In our Industrial Cleaning segment, we provide most of our services on a time and materials basis but also utilize fixed-fee contracts. Our contracts generally do not provide for price adjustments related to inflation or other factors and in our Industrial Cleaning segment we generally commit to pricing terms for periods between one and three years. Under our fixed-price and fixed-fee contracts, and, to a lesser extent, under our time and materials contracts, we are required to estimate our cost for labor, materials and other items, often significantly before the commencement of work. If we underestimate such costs or required level of activity, our actual costs may be significantly higher than the agreed fees, which would result in a loss to us. Under most of our fixed-price and fixed-fee contracts and some of our time and materials contracts, we are unable or limited in our ability to pass higher fuel costs through to our customers. The current volatility in fuel prices could harm our ability to recover our fuel costs and could also create greater difficulty in estimating such fuel costs. We are sometimes required to obtain equipment from third parties. We may encounter difficulties in obtaining this equipment on a timely basis, or the equipment may fail to perform as expected. In such cases, we may incur additional, unexpected costs in procuring alternate equipment. We may also encounter unforeseen difficulties that increase our scope of work or make its completion more difficult. In such circumstances, if we are unable to get the customer to agree to a change order with a significant increase in price, we may suffer a loss on that contract. The incurrence of unexpected costs or other errors in estimating project costs may therefore negatively impact our financial condition and results of operations. Additionally, under certain fixed-fee contracts, we are paid a fixed monthly fee regardless of the amount of work performed, but may incur costs in excess of this fee. Accordingly, the failure to correctly estimate costs could result in reduced profitability and we may experience variations in earnings from these agreements from quarter to quarter.

As a result of performance failures on the part of our third-party suppliers, we may encounter difficulties during the course of performing our contracts that may result in damage to our reputation and customer relationships.

Some of our projects require us to obtain machinery, equipment, materials and services from third parties, which we may be unable to obtain on a timely basis or which may not perform as expected. These performance failures and other factors, some of which are beyond our control, may result in delays, which could damage our customer relationships and our reputation.

The loss of members of our management team, project managers or supervisors could have an adverse effect on our business.

The successful implementation of our strategies and handling of other issues integral to our success depend, in part, on our executive management team. The loss of certain members of our management team could have an adverse effect on our business. In addition, the success of our business and activities integral to our operations will depend, in part, on our ability to attract and retain experienced managers and other professionals. In particular, we rely on our project managers to properly plan and execute complex projects, and on our supervisors, who typically have relationships with the skilled workforce that we employ in our SRO segment. The loss of our project managers or supervisors could adversely affect our ability to plan, execute and staff our SRO projects and ultimately our revenues and profitability.

Economic, political and other risks associated with international operations could adversely affect our business.

A portion of our operations are conducted and located outside the United States. In 2009, approximately 9.3% of our revenues were generated from work performed outside of the United States. Therefore, our business is subject to risks associated with doing business internationally, including instability in political or economic conditions, differing employee relations, trade protection measures, foreign exchange risks and difficulty in administering and enforcing corporate policies, which may be different than the normal business practices of local cultures. For example, we conduct business in certain South American countries, and have faced difficulties in obtaining prompt payment for our services and our workers have in some instances experienced travel restrictions. If such events were to occur in the future, it could adversely affect our results of operations and revenues.

Fluctuations in currency exchange rates could adversely affect our financial results.

We perform our SRO services in many countries throughout the world. When we provide services in foreign countries, we generally charge the customer in the currency of the country in which the work is performed. However, most of the costs we incur in performing these services, including most of the cost of paying our variable workforce, are denominated in U.S. dollars. We have therefore benefitted from the recent decline in the value of the U.S. dollar in relation to many other major currencies, including the euro. If the U.S. dollar were to increase in value against other currencies, our revenue from these overseas projects, converted into U.S. dollars, might decrease, and our results of operations would be adversely affected.

As a result of our rebranding effort, our existing and potential customers, industry vendors, recruiting candidates and investors may not recognize our new brand names, which could adversely affect our business.

During 2009, we changed our “WSI” brand name to “Aquilex WSI,” our “SMS” brand name to “Aquilex SMS” and our Industrial Cleaning services brand name from “HydroChem” to “Aquilex HydroChem.” Since we previously marketed our business under the former names above, certain existing and potential customers, industry vendors and market participants may not recognize our new brand names, and this may make it harder for us to maintain and develop our customer base, at least during an initial transition period. Our brand name changes also may affect our ability to recruit qualified personnel. We cannot predict the impact of these changes on our business. If we fail to build strong new brand recognition, our revenue and profitability may decline and our business prospects may suffer. In addition, we expect to incur additional marketing costs associated with developing our new brand names, which will be in excess of our historical marketing expenditures.

The loss of Structural Integrity Associates, Inc., a key subcontractor, could adversely affect our SRO business.

The engineered services portion of our nuclear services business within our SRO segment is dependent upon Structural Integrity Associates, Inc. for non-destructive testing and other services. If this subcontractor were to terminate its relationship with us or face financial difficulties, then this portion of our nuclear services business would be adversely affected during the transition to another provider, given the limited availability and uniqueness of companies performing these highly specialized services.

A failure to protect our intellectual property rights could adversely affect our future performance and growth.

Protection of our proprietary processes, methods and other technology is important to our business and to developing and maintaining our competitive position. We mainly rely on know-how and trade secrets and to some extent on patent, trademark and copyright laws, as well as judicial enforcement to protect such processes, methods and technologies. Our intellectual property could be challenged, invalidated, circumvented or rendered unenforceable. Failure to protect our existing intellectual property rights may result in the loss of valuable processes, methods and technologies.

Our standard employment forms entered into by our permanent employees generally include clauses requiring such employees to assign to us all inventions and intellectual property rights they develop in the course of their employment and to agree not to disclose our confidential information. Despite our efforts, which includes confidentiality agreements from some of our third-party collaborators, our know-how and trade secrets could be disclosed to third parties, which could cause us to lose competitive advantages which have resulted from such know-how or trade secrets. For example, these agreements could be breached, and therefore they may not provide adequate protection. In addition, we generally do not enter into confidentiality agreements with our variable workforce that we hire in large numbers on an “as needed” basis.

Adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets and expertise. Others may obtain knowledge of our trade secrets through independent development or other access by legal means. The failure of our internal procedures or confidentiality agreements to protect our processes, methods, technology, trade secrets and proprietary expertise could have an adverse effect on our business by jeopardizing our ability to prevent others from using our critical intellectual property. In addition, effective intellectual property protection may be limited or unavailable in some foreign jurisdictions where we may pursue operations.

The public perception of nuclear power and radioactive materials can have a material adverse impact on our nuclear field service customers and us.

Nuclear field services make up a significant portion of our business, and the public perception of the risks associated with nuclear power facilities can affect our business. Opposition by third parties to particular projects can delay or prohibit the construction of new nuclear power plants and can limit the operation of nuclear reactors or the handling and disposal of radioactive materials. Adverse public opinion in relation to nuclear power, including that which may arise from controversies over the storage of radioactive materials or from an incident involving the discharge of radioactive materials, could directly affect our customers and indirectly affect our business. Adverse public reaction also could lead to increased regulation or outright prohibition, limitations on the activities of our customers, more onerous operating requirements or other conditions that could have a material adverse impact on our customers and our business.

The elimination or any modification of the Price-Anderson Act’s indemnification authority, or the occurrence of incidents not covered under Price-Anderson Act indemnification, could have adverse consequences for our nuclear services business.

The Atomic Energy Act of 1954, as amended, or AEA, comprehensively regulates the manufacture, use and storage of radioactive materials. Section 170 of the AEA, which is known as the Price-Anderson Act, supports the nuclear services industry, under certain circumstances, by offering broad indemnification to commercial nuclear power plant operators for liabilities arising out of nuclear incidents at power plants licensed by the NRC. That indemnification protects not only the NRC licensee, but also companies like us that work under contract for a licensed power plant. The indemnification authority of the NRC under the Price-Anderson Act was extended through 2025 by the Energy Policy Act of 2005.

If an incident or evacuation is not covered under Price-Anderson Act indemnification, we could be held liable for damages, regardless of fault, which could have an adverse effect on our results of operations and financial condition. If such indemnification authority is eliminated, modified in any way or otherwise not applicable in the future, our nuclear field services business could be adversely affected in the absence of commercially adequate insurance, contract bonding and indemnification.

Risks Relating to our Indebtedness

We have a significant amount of debt, including variable interest rate debt, which can adversely affect our financial health, and we may not have sufficient cash flow to meet our debt service obligations.

As of June 30, 2010 our outstanding long-term debt was $397.5 million. Our level of debt has certain consequences including the following:

•	we may have difficulties borrowing money in the future for acquisitions, operating or other purposes;

•	we will need to use a portion of the cash we earn to pay principal and interest on our debt, which will reduce the amount of money we have to finance our operations and other business activities;

•	we may have a higher level of debt than some of our competitors, which may put us at a competitive disadvantage due to our limited relative financial flexibility;

•	we may be more vulnerable to economic downturns and adverse developments in our industry;

•	our debt level could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	we are vulnerable to interest rate fluctuation risk with respect to a significant portion of our financing obligations, which could lead to an increase in interest expense.

Our ability to meet our expenses and debt obligations will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors. We will not be able to control many of these factors, such as economic conditions and government regulation. We cannot be certain that our cash flows will be sufficient to allow us to pay the principal and interest on our outstanding debt and meet our other obligations. As such, we may need to sell assets or borrow more, and we may be required to refinance all or part of our existing debt. In light of the significant deterioration in credit markets since 2008, it may not be possible to refinance on acceptable terms, if at all, and we may not be able to sell assets or take other steps to meet our obligations under the notes, our Credit Agreement or our other indebtedness.

Despite the level of our indebtedness, we may still incur more indebtedness. This could further increase the risks associated with our indebtedness.

Despite our current level of indebtedness, we and our subsidiaries may be able to incur additional indebtedness, including secured indebtedness, in the future. Although our Credit Agreement and the indenture governing the notes contain restrictions on our and our subsidiaries’ ability to incur additional indebtedness, such restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, the indebtedness incurred in compliance with such restrictions could be substantial. If new indebtedness is added to our and our subsidiaries’ current debt levels, the related risks that we and they face would be increased and we may not be able to meet all of our debt obligations, including repayment of the notes, in whole or in part.

Our Credit Agreement contains highly restrictive covenants with respect to performance bonding, international expansion and capital expenditures which may limit our ability to execute our business strategy and take advantage of market opportunities, which in turn could adversely affect our operations and our financial performance.

Performance Bonding. The sale of our services to certain customers may require contract performance bonding. Insurance bonding requirements often require collateral of 100% of the contract amount. The collateral and bonding requirements could limit the number and size of projects requiring bonds that we undertake. In addition, our Credit Agreement limits the amount of contract bonding we can obtain. In the event contract bonding cannot be obtained at an economical price or collateral requirements are beyond our financial capability, the failure to obtain contract bonding could have a material adverse effect on our financial condition and results of operations.

International Expansion. Our management intends to pursue opportunities in Canada, Europe, the Middle East and Asia. In many cases, the success of this strategy may be influenced by our ability to transfer assets and personnel to subsidiaries formed, or that we may form, in such jurisdictions. Our Credit Agreement contains covenants that may make it difficult for us to transfer such assets or personnel to any such foreign subsidiaries. Such limits place us at a competitive disadvantage to our competitors who are not subject to similar limits and could have a material adverse effect on our financial condition and results of operations.

Capital Expenditures. Continued growth and operation of our business depends in part on our ability to make capital expenditures. Our Credit Agreement contains covenants that limit the amount of capital expenditures that we may make in a given year. For 2010, we will be limited to aggregate capital expenditures not to exceed the greater of (i) $25 million and (ii) 25% of our consolidated adjusted EBITDA (as defined in the Credit Agreement) in any fiscal year, provided that any unused amounts in one fiscal year may be carried over to the next year. Such limits place us at a competitive disadvantage to our competitors who are not subject to similar limits and could adversely affect our financial condition and results of operations.

Our Credit Agreement and the indenture governing the notes contain covenants that could adversely affect our ability to operate our business, as well as significantly affect our liquidity, and therefore could adversely affect our results of operations.

Our Credit Agreement and the indenture governing the notes contain covenants that restrict certain of our activities. These covenants restrict, among other things, our ability to:

•	pay dividends or distributions, repurchase equity, prepay subordinated debt or make certain investments;

•	prepay the notes offered hereby;

•	incur additional debt or issue certain disqualified stock and preferred stock;

•	incur liens on assets;

•	merge or consolidate with another company or sell all or substantially all of our assets;

•	enter into transactions with affiliates;

•	make certain investments;

•	allow to exist certain restrictions on the ability of restricted subsidiaries to transfer assets;

•	change the nature of our business; and

•	enter into sale and lease-back transactions.

These restrictions also limit our financial flexibility, prohibit or limit any contemplated strategic initiatives, and limit our ability to grow and increase our revenues or respond to competitive changes.

Our Credit Agreement also requires us to maintain certain financial ratios. Such financial ratios are: (i) a minimum interest coverage ratio, ranging from 1.75:1 to 2.75:1 over the term of the Credit Agreement, (ii) a maximum leverage ratio, ranging from 5.75:1 to 3.25: 1 over the term of the Credit Agreement and (iii) a maximum secured leverage ratio ranging from 2.75:1 to 2.50:1 over the term of the Credit Agreement. As a result of these covenants, we are limited in the manner in which we can conduct our business, and may be unable to engage in favorable business activities or finance future operations or capital needs. Accordingly, these restrictions may limit our ability to successfully execute our strategy and operate our business.

If we default on our obligations to pay our other indebtedness or fail to comply with the covenants applicable to such indebtedness, we may not be able to make payments on the notes.

Any default under the agreements governing our indebtedness, including a default under our Credit Agreement, that is not waived by the required lenders or holders of such indebtedness, and the remedies sought by the holders of such indebtedness could prevent us from paying principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow or are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in the agreements governing our indebtedness, including the covenants contained in our Credit Agreement, we would be in default under the terms of the agreements governing such indebtedness. In the event of such a default under our Credit Agreement, including a failure to satisfy the specified financial ratios:

•

the lenders under our Credit Agreement could elect to terminate their commitments thereunder, declare all the outstanding loans thereunder to be due and payable and, if not promptly paid, institute foreclosure proceedings against our assets;

•	even if those lenders do not declare a default, they may be able to cause all of our available cash to be used to repay their loans; and

•	such default could cause a cross-default or cross-acceleration under our other indebtedness.

As a result of such default and any actions the lenders may take in response thereto, we could be forced into bankruptcy or liquidation.

Risks Related to the Notes

Federal and state statutes allow courts, under specific circumstances, to avoid guarantees and require note holders to return payments received from guarantors.

Under the terms of the indenture governing the notes, the notes are guaranteed by our current and certain future 100% owned material U.S. subsidiaries. If one of the subsidiaries that is a guarantor of the notes becomes the subject of a bankruptcy case or a lawsuit filed by unpaid creditors of any such guarantor, the guarantees entered into by these guarantors may be reviewed under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws. Under these laws, a guarantee could be avoided, or claims in respect of a guarantee could be subordinated to other obligations of a guarantor, if, among other things, the guarantor, at the time it incurred the indebtedness evidences by its guarantee:

•	received less than reasonably equivalent value or fair consideration for entering into the guarantee; and

•	either:

•	was insolvent by reason of entering into the guarantee;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts or contingent liabilities beyond its ability to pay such debts or contingent liabilities as they become due.

In such event, any payment by a guarantor pursuant to its guarantee could be avoided and required to be returned to the guarantor, or to a fund for the benefit of the guarantor’s creditors, under those circumstances.

If a guarantee of a guarantor were avoided as a fraudulent conveyance or held unenforceable for any other reason, in all likelihood holders of the notes would be creditors solely of Aquilex Holdings and Aquilex Finance and those guarantors whose guarantees had not been avoided. The notes then would in effect be structurally subordinated to all liabilities of the guarantor whose guarantee was avoided.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts or contingent liabilities as they become due.

We have no assurance as to what a court would use to determine whether or not a guarantor would be solvent at the relevant time, or regardless of the standard used, that the guarantees would not be subordinated to any guarantor’s other debt.

If a court held that the guarantees should be avoided as fraudulent conveyances, the court could avoid, or hold unenforceable, the guarantees, which could mean that note holders may not receive any payments under the guarantees, and the court may direct holders of the notes to return any amounts that they have already received from any guarantor. Furthermore, the holders of the notes would cease to have any direct claim against the applicable guarantor. Consequently, the applicable guarantor’s assets would be applied first to satisfy the applicable guarantor’s other liabilities, before any portion of its assets could be applied to the payment of the notes. Sufficient funds to repay the notes may not be available from other sources, including the remaining guarantors, if any. Moreover, the avoidance of a guarantee could result in acceleration of such debt (if not otherwise accelerated due to our or our guarantors’ insolvency or other proceeding).

Each guarantee will contain a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the guarantees from being avoided under fraudulent transfer law, or may reduce or eliminate the guarantor’s obligation to an amount that effectively makes the guarantee worthless.

Because each subsidiary guarantor’s liability under its guarantee may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments from some or all of the subsidiary guarantors.

You will have the benefit of the guarantees of the subsidiary guarantors. However, the guarantees by the subsidiary guarantors are limited to the maximum amount that the subsidiary guarantors are permitted to guarantee under applicable law. As a result, a subsidiary guarantor’s liability under its guarantee could be reduced to zero, depending upon the amount of other obligations of such subsidiary guarantor. Further, under the circumstances discussed more fully above, a court under federal or state fraudulent conveyance and transfer statutes could avoid the obligations under a guarantee or further subordinate it to all other obligations of the subsidiary guarantor. In addition, you will lose the benefit of a particular guarantee if it is released under certain circumstances described under “Description of the New Notes—Guarantees.”

Current economic conditions could adversely impact our ability to service or refinance our indebtedness and to make planned expenditures.

Our ability to make payments on, and to refinance, our indebtedness and to fund planned or committed capital expenditures depends on our ability to generate cash flow and our ability to borrow under our Credit Agreement to the extent of available borrowings. See “Description of Other Indebtedness.” We cannot provide assurance that our business will generate sufficient cash flow or that future borrowings will be available to us under our Credit Agreement in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.

In addition, most of our outstanding debt is maturing in 2016. Our ability to timely refinance that debt will depend upon the foregoing factors as well on continued and sustained improvements in financing markets. We cannot assure creditors that refinancing will be possible. If we are unable to refinance our debt on a timely basis, we might be forced to dispose of certain assets, minimize capital expenditures or take other steps that could be detrimental to our business. There is no assurance that any of these alternatives would be available to us, if at all, on satisfactory terms or on terms that would not require us to breach the terms and conditions of our existing or future debt agreements. The inability to refinance or obtain additional financing could have a material adverse effect on our financial condition and on our ability to meet our obligations to holders of the notes.

Aquilex Holdings is a holding company and may not have access to sufficient cash to make payments on the notes.

Aquilex Holdings is a holding company with no direct operations. The principal assets of Aquilex Holdings are the equity interests Aquilex Holdings holds in its direct and indirect operating subsidiaries. As a result, Aquilex Holdings is dependent upon dividends and other payments from our subsidiaries to generate the funds necessary to meet our outstanding debt service and other obligations. Aquilex Holdings’ subsidiaries may not generate sufficient cash from operations to enable it to make principal and interest payments on our indebtedness, including the notes. In addition, any payments of dividends, distributions, loans or advances to us by Aquilex Holdings’ subsidiaries could be subject to legal and contractual restrictions. Aquilex Holdings’ subsidiaries are permitted under the terms of our indebtedness, including the indenture that governs the notes, to incur additional indebtedness that may restrict payments from those subsidiaries to Aquilex Holdings. The agreements governing the current and future indebtedness of Aquilex Holdings’ subsidiaries may not permit those subsidiaries to provide Aquilex Holdings with sufficient cash to fund payments on the notes when due.

Aquilex Holdings’ subsidiaries are separate and distinct legal entities, and they may have (except to the extent of the guarantees) no obligation, contingent or otherwise, to pay amounts due under the notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payment.

The notes are subject to a change of control provision, and we may not have the ability to raise the funds necessary to fulfill our obligations under the notes following a change of control.

We may not have the ability to raise the funds necessary to fulfill our obligations under the notes following a “change of control” as defined in the indenture governing the notes. Under the indenture, upon the occurrence of a defined change of control, we are required to offer to repurchase all outstanding notes at 101% of the principal amount thereof plus, without duplication, accrued and unpaid interest and special interest, if any, to the date of repurchase. However, we may not have sufficient funds at the time of the change of control to make the required repurchase of the notes. Our failure to make or complete a change of control offer would place us in default under the indenture governing the notes. In addition, we are not permitted to make a change of control payment for the notes under our Credit Agreement.

The notes are not secured by any of our assets. However, our credit facilities are secured and, therefore, our bank lenders have prior claim on our and certain of our subsidiaries’ assets.

The notes are not secured by any of our assets. The obligations of Aquilex Holdings, Aquilex Finance and the guarantor subsidiaries under the Credit Agreement, however, are secured by (i) all of the equity interests in Aquilex Holdings and our material direct and indirect subsidiaries (except for foreign subsidiaries, for which such equity pledges are limited to 66% of the capital stock of our first tier foreign subsidiaries, to the extent that any greater amount could reasonably be expected to result in material adverse tax consequences) and (ii) all of our present and future tangible and intangible assets, subject to certain limitations. If we become insolvent or are liquidated, or if payment under any of the instruments governing our secured debt is accelerated, the lenders under the Credit Agreement will be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to instruments governing such debt. Accordingly, the lenders under our credit facilities have a prior claim on the above assets. In that event, because the notes are not secured by any of our assets, it is possible that our remaining assets might be insufficient to satisfy note holders’ claims in full. In addition, the terms of the notes allow us to secure significant amounts of additional debt with our assets all of which would be senior to the notes.

Your rights as a note holder are effectively subordinated to claims of creditors of our subsidiaries that are not guarantors.

Some, but not all, of our subsidiaries guarantee the notes. As a result, you will be creditors of only our subsidiaries that do guarantee the notes. In the case of subsidiaries that are not guarantors, all the existing and future liabilities of those subsidiaries, including any claims of trade creditors, debtholders and preferred stockholders, if any, will be effectively senior to your claim as a holder of the notes and related guarantees. Subject to limitations in our Credit Agreement and the indenture governing the notes, non-guarantor subsidiaries may incur additional indebtedness in the future (and may incur other liabilities without limitation). In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, their creditors will be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

If a bankruptcy petition were filed by or against us, holders of the notes may receive a lesser amount for their claim than they would have been entitled to receive under the notes.

If a bankruptcy petition were filed by or against us under the United States Bankruptcy Code, the claim by any holder of the notes for the principal amount of the notes may be limited to an amount equal to the sum of:

•	the original issue price for the notes; and

•	that portion of the original issue discount that does not constitute “unmatured interest” for purposes of the United States Bankruptcy Code.

Any original issue discount that was not amortized as of the date of the bankruptcy filing would constitute unmatured interest. Accordingly, holders of the notes under these circumstances may receive a lesser amount than they would be entitled to under the notes, even if sufficient funds are available.

United States holders will be required to pay United States federal income tax on accrual of original issue discount on the notes, which means that United States holders will have to include such original issue discount in income as it accrues in advance of the receipt of cash attributable to such income.

Because the principal amount of the notes exceeds their “issue price” by more than the statutory de minimis threshold, the notes are treated as being issued with original issue discount for United States federal income tax purposes. A United States holder of a note with original issue discount is required to include such original issue discount in gross income as it accrues, in advance of the receipt of cash attributable to that income and regardless of the United States holder’s regular method of accounting for United States federal income tax purposes.

We are controlled by a major equity holder, whose interests may conflict with the interests of the holders of the notes.

Teachers’ indirectly owns 98.5% of our outstanding equity interests. Teachers’ is able to appoint new management and approve any action requiring the approval of our equity investors, including mergers or sales of substantially all of our assets. Teachers’ will be able to make decisions affecting our capital structure, including decisions to issue debt and equity securities, and to declare dividends. The interests of our equity holders could conflict with your interests. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of our equity holders might conflict with your interests as a note holder. In addition, our equity holders may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to you as a holder of the notes. Furthermore, our equity holders may in the future own businesses that directly compete with our business. In addition, although the indenture governing the notes contains a covenant limiting transactions with affiliates, this covenant has a number of significant exceptions and, in any case, does not prohibit transactions with affiliates but only requires that they be on arm’s length terms. None of our equity investors has any obligation to provide us with any additional debt or equity financing. See “Certain Relationships and Related Party Transactions” for further information about the equity interests held by Teachers’.

USE OF PROCEEDS

Neither Aquilex nor the Guarantors will receive any proceeds from the issuance of the new notes in the exchange offer. In consideration for issuing the new notes as contemplated in this Prospectus, we will receive in exchange a like principal amount of outstanding notes, the terms of which are identical in all material respects to the new notes. The outstanding notes surrendered in exchange for the new notes will be cancelled.

CAPITALIZATION

The following sets forth our cash and cash equivalents and total capitalization as of June 30, 2010. You should read this table together with “Selected Historical Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this Prospectus.

As of June 30, 2010
(Unaudited)
($ in thousands)
Cash and cash equivalents	$8,043

Long-term debt, including current portion:
Revolving credit facility (1)	—
Term Loans (2)	184,538
Senior Notes (3)	225,000

Total Debt (face value)	409,538
Total Members’ Equity	313,794

Total Capitalization	$723,332

(1)	In addition to the outstanding Term Loans, our Credit Agreement provides for a $50.0 million dollar revolving credit facility. As of June 30, 2010, we had no outstanding borrowings under our revolving credit facility and had total availability of $36.7 million, which reflects $13.3 million of outstanding letters of credit at June 30, 2010. See “Description of Other Indebtedness.”
(2)	Amount excludes $1.8 million of original issue discount.
(3)	Amount excludes $8.4 million of original issue discount.

RATIO OF EARNINGS TO FIXED CHARGES

	For the Years Ended December 31,					Six Months Ended June 30,
	2005	2006	2007	2008	2009	2009	2010
Ratio of earnings to fixed charges (1)	1.28	8.32	—	—	—	—	—

(1) Earnings consist of income from continuing operations before income taxes and fixed charges, adjusted to exclude capitalized interest. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt discounts, premiums and issuance costs. For the combined years ended December 31, 2007 and 2008, the year ended December 31, 2009, and the six months ended June 30, 2009 and 2010, fixed charges exceeded earnings by $18,313, $57,910, $67,011, $10,932, and $39,546, respectively.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth our selected financial data. We derived our selected historical consolidated financial data as of December 31, 2009 (successor), 2008 (successor) and 2007 (predecessor 2) and for the year ended December 31, 2009 (successor), and the periods December 15, 2008 to December 31, 2008 (successor), January 1, 2008 to December 14, 2008 (predecessor 2), January 31, 2007 to December 31, 2007 (predecessor 2) and January 1, 2007 to January 30, 2007 (predecessor 1) from our consolidated financial statements, which were audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, and are included elsewhere in this Prospectus. Our selected historical consolidated financial data as of and for the year ended December 31, 2006 (predecessor 1) has been derived from our audited consolidated financial statements not included in this Prospectus. Our selected historical consolidated financial data as of and for the year ended December 31, 2005 (predecessor 1) has been derived from unaudited consolidated financial statements not included in this Prospectus. Our selected historical consolidated financial data as of and for the six months ended June 30, 2009 and the six months ended June 30, 2010 (successor) were derived from the unaudited consolidated financial statements and related notes thereto included elsewhere in this Prospectus, which include all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair statement of our financial position and results of operations for the periods presented. Our financial data as of and for the six months ended June 30, 2010 are not necessarily indicative of results that may be expected for the entire calendar year.

As a result of our acquisition by affiliates of Harvest Partners in January 2007 and by affiliates of Teachers’ in December 2008, our audited financial statements for the three years ended December 31, 2009 and our unaudited interim financial statements for the six months ended June 30, 2009 and 2010 are presented on a predecessor and successor basis. We refer to Aquilex Corporation, as it existed prior to our acquisition by affiliates of Harvest Partners on January 31, 2007, as “predecessor 1.” We refer to Aquilex Holdings, for the period from January 31, 2007 until December 14, 2008 (the day before the Teachers’ Acquisition), as “predecessor 2.” We refer to Aquilex Holdings, for the period from and after December 15, 2008, as the “successor.”

The predecessor 1 period balance sheets reflect the accounting basis in our assets and liabilities existing prior to January 31, 2007, the predecessor 2 period balance sheets reflect the basis in our assets and liabilities resulting from our purchase by affiliates of Harvest Partners and the successor period balance sheets reflect the basis in our assets and liabilities resulting from our purchase by affiliates of Teachers’. The consolidated results of operations for the year ended December 31, 2007, which we refer to as “combined,” were derived by adding together the results for the predecessor 1 period and the predecessor 2 period for such year as presented in our audited financial statements. The consolidated results of operations for the year ended December 31, 2008, which we also refer to as “combined,” were derived by adding together the results for the predecessor 2 period and successor period for such year as presented in our audited financial statements. The presentation of financial information for the combined periods in this Prospectus may yield results that are not fully comparable on a period-by-period basis, particularly with respect to depreciation and amortization. The combined data are not presented in accordance with GAAP, however, we present the combined financial data in this management’s discussion and analysis because we believe it provides the clearest and most meaningful means by which we can discuss our financial results across historical periods. The combined data allows for comparative full year results rather than the specific periods for predecessor 1, predecessor 2 and successor which do not facilitate such comparison.

Our selected financial data are not necessarily indicative of our future performance. The data provided in this table are only a summary and do not provide all of the data contained in our financial statements. Accordingly, this table should be read in conjunction with, and is qualified in its entirety by, our consolidated financial statements and related notes contained elsewhere in this Prospectus and the discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

			2007 Periods			2008 Periods				Six Months Ended June 30,
	Predecessor	Predecessor 1	Predecessor 1	Predecessor 2	Combined	Predecessor 2	Successor	Combined	Successor	Successor	Successor
	Restated 2005	Year Ended December 31, 2006	January 1, 2007 through January 30, 2007	January 31, 2007 through December 31, 2007	Year Ended December 31, 2007	January 1, 2008 through December 14, 2008	December 15, 2008 through December 31, 2008	Year Ended December 31, 2008	Year Ended December 31 2009	2009	2010
	(Unaudited)				(Unaudited)			(Unaudited)		(Unaudited)	(Unaudited)
					($ in thousands)
Consolidated Statement of Operations
Revenues	$138,420	$171,894	$8,910	$382,960	$391,870	$564,487	$14,684	$579,171	$480,905	$265,459	$213,346
Cost of revenue, exclusive of depreciation	107,633	129,632	7,232	263,602	270,834	378,084	10,283	388,367	315,706	177,088	149,574
Depreciation	4,227	5,328	490	17,288	17,778	24,359	966	25,325	21,182	11,125	8,667

Gross profit	26,560	36,934	1,188	102,070	103,258	162,044	3,435	165,479	144,017	77,246	55,105

Selling, general and administrative expense	16,001	18,961	2,308	59,529	61,837	101,274	3,388	104,662	84,757	49,716	36,321
Business sale costs	—	—	13,752	—	13,752	51,820	576	52,396	—	—	—
Depreciation and amortization	674	686	20	13,339	13,359	16,082	888	16,970	20,670	10,342	10,013

Operating income (loss)	9,885	17,287	(14,892)	29,202	14,310	(7,132)	(1,417)	(8,549)	38,590	17,188	8,771

Other income (expense):
Interest expense, net	(6,101)	(1,662)	(283)	(29,013)	(29,296)	(38,719)	(2,436)	(41,155)	(34,243)	(16,188)	(23,203)
Interest expense, related party	—	—	—	—	—	—	—	—	(23,376)	(11,876)	—
Impairment loss	—	—	—	—	—	—	—	—	(44,147)	—	—
Loss on extinguishment of debt	—	—	—	(5,107)	(5,107)	(7,362)	—	(7,362)	(4,219)	—	(24,424)
Other, net	(1,967)	(21)	(267)	2,047	1,780	(797)	(47)	(844)	384	(56)	(690)

Total other expense, net	(8,068)	(1,683)	(550)	(32,073)	(32,623)	(46,878)	(2,483)	(49,361)	(105,601)	(28,120)	(48,317)

Income (loss) before income tax provision	1,817	15,604	(15,442)	(2,871)	(18,313)	(54,010)	(3,900)	(57,910)	(67,011)	(10,932)	(39,546)

Income tax expense (benefit)	(12,258)	5,543	(5,076)	(178)	(5,254)	(9,214)	(378)	(9,592)	(10,946)	(2,550)	(14,416)

Income (loss) from continuing operations	$14,075	$10,061	$(10,366)	$(2,693)	$(13,059)	$(44,796)	$(3,522)	$(48,318)	$(56,065)	$(8,382)	$(25,130)

Discontinued operations
Gain on sale of discontinued operations, net	91,807	—	—	—	—	—	—	—	—	—	—
Loss from discontinued operations,net	(21,247)	(4,467)	(120)	—	(120)	—	—	—	—	—	—

Net income (loss)	$84,635	$5,594	$(10,486)	$(2,693)	$(13,179)	$(44,796)	$(3,522)	$(48,318)	$(56,065)	$(8,382)	$(25,130)

	Predecessor 1	Predecessor 2	Predecessor 2	Successor	Successor	Successor
	December 31,					June 30, 2010
	2005	2006	2007	2008	2009
	(Unaudited)					(Unaudited)
Balance Sheet Data:
Cash and cash equivalents, excluding restricted cash	$29,716	$25,904	$20,084	$21,054	$11,252	$8,043
Total assets	232,747	208,430	711,844	963,110	865,746	860,057
Working capital	32,974	34,035	76,881	68,506	56,327	63,340
Long-term debt, including current portion (net of original issue discount)	15,419	17,736	399,435	374,673	373,716	399,327
Total member's equity	157,895	141,956	183,788	393,924	338,382	313,794

			2007 Periods			2008 Periods				Six Months Ended June 30,
	Predecessor	Predecessor 1	Predecessor 1	Predecessor 2	Combined	Predecessor 2	Successor	Combined	Successor	Successor	Successor
	Restated Year Ended December 31, 2005	Year Ended December 31, 2006	January 1, 2007 through January 30, 2007	January 31, 2007 through December 31, 2007	Year Ended December 31, 2007	January 1, 2008 through December 14, 2008	December 15, 2008 through December 31, 2008	Year Ended December 31, 2008	Year Ended December 31 2009	2009	2010
	(Unaudited)				(Unaudited)			(Unaudited)		(Unaudited)	(Unaudited)
Consolidated Statement of Cash Flows:
Net cash provided by (used in) operating activities	$16,225	$8,363	$(8,669)	$25,724	$17,055	$45,366	$10,332	$55,698	$32,777	$26,768	$246
Net cash provided by (used in) investing activities	62,325	12,822	(33)	(421,104)	(421,137)	(18,724)	(336,671)	(355,395)	(20,857)	(6,040)	(5,176)
Net cash provided by (used in) financing activities	(53,993)	(25,158)	—	417,358	417,358	4,024	347,393	351,417	(21,164)	(26,065)	1,113

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains management’s discussion and analysis of financial condition and results of operations. Management’s discussion and analysis should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements and related notes contained elsewhere in this Prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in these forward-looking statements as a result of certain factors, including those discussed in “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” and elsewhere in this Prospectus.

Overview

We are a leading global provider of critical maintenance, repair and industrial cleaning solutions to the energy industry. We combine our proprietary technology, specialized equipment fleet, skilled workforce and project management expertise to provide a broad range of complementary industrial services. These services are often mandatory and recurring in nature and are essential for optimizing the operating efficiency, utilization, profitability and safety of our customers’ facilities. Through our divisional and branch offices in the United States and Europe, we provide our services to a diverse global base of over 540 customers, primarily in the oil and gas refining, chemical and petrochemical production, fossil and nuclear power generation and waste-to-energy industries. Our customer relationships have extended over many years.

We operate our business in two segments:

Specialty Repair and Overhaul (approximately 55% of 2009 revenues). Our SRO services include welding repair, erosion and corrosion protection and specialized construction services, including component repair. SRO services focus on repairing and improving the service life of new or existing equipment using our proprietary technology. We develop and utilize customized, automated equipment for our SRO services which enables us to improve the efficiency of our pipefitters and boilermakers and allows us to complete repairs in areas characterized by excessive heat, high radiation, complex piping and other structural barriers. We provide services to facilities on a routine, periodic and turnaround basis, as well as emergency work. Turnaround or outage services are required regularly and are critical to the continued operation of facilities. These services are often necessary to comply with government mandates, particularly in the nuclear industry. In 2009, we completed 700 projects. Approximately 83% of the 2009 revenues of our SRO segment was generated from customers located in North America.

Industrial Cleaning (approximately 45% of 2009 revenues). Industrial cleaning is critical to maintaining plant efficiency and safety, typically cannot be deferred by customers for long periods of time and constitutes an essential component of our customers’ regularly daily scheduled in-plant maintenance programs. Our Industrial Cleaning services include recurring maintenance activities, such as hydroblasting, industrial vacuuming, chemical cleaning and tank cleaning, and are focused on the chemical and petrochemical production, oil and gas refining and fossil power generation industries. Industrial Cleaning generates significant recurring revenue from routine, daily maintenance, and since we perform cleaning services at many sites on a daily basis, proximity to our customers is essential. As a result, we maintain a broad geographic network of 82 service locations, 62 of which are co-located on customers’ premises. While our cleaning services typically include the removal of waste from the equipment being cleaned, our customers retain ownership of the resulting waste at all times.

History

Aquilex Holdings was formed in connection with the acquisition by affiliates of Harvest Partners on January 31, 2007 of Aquilex Corporation, which is the 100% owned subsidiary of Aquilex Holdings through which we now conduct our business. Aquilex Corporation’s business commenced in its current form when it acquired Aquilex WSI in April 2002. Aquilex WSI was formed in 1979 as Welding Services, Inc. and has provided specialty welding, repair and overhaul services since its inception in a wide range of heavy industries, including power generation (fossil-fueled and nuclear), waste-to-energy and chemical and refinery. Aquilex WSI’s business is now part of our SRO segment, to which we have also added the business of Aquilex SMS, which we acquired in July 2007. Aquilex SMS had provided SRO services since it was formed as Southeastern Refractories, Inc. in 1982.

In June 2007, we acquired HydroChem Industrial Services, Inc. which we have renamed Aquilex HydroChem, Inc., and thereby established our Industrial Cleaning segment. HydroChem Industrial Services, Inc. was formed in 1993 and had comprised the Industrial Cleaning businesses of Hydro Environmental Services Limited Partnership and Brown & Root Industrial Services, Inc., as well as the Dowell Industrial Services division of Dowell Schlumberger Inc.

On December 15, 2008, we were acquired from affiliates of Harvest Partners by affiliates of Teachers’.

Components of Revenues and Expenses

Discussion of Key Line Items in Our Consolidated Income Statement

Revenues

We generate revenues in our SRO segment primarily under short-term, project-based contracts. A significant portion of these contracts are fixed-price contracts that set forth the scope of services to be performed at pre-agreed pricing and include a detailed work plan and timetable, although most include automatic pricing adjustments to account for changes in the price of weld wire, the primary material input we use in carrying out projects. We generally recognize revenues upon completion of the project under the completed contract method for short-term contracts or, for longer-term contracts and to the extent the contract specifies the achievement of certain milestones, under the percentage-of-completion method. We also perform services under time and materials contracts, and we recognize revenue under these contracts as services are performed. See “—Significant Accounting Policies—Revenue Recognition.”

Revenues in our SRO segment fluctuate from period to period due to a number of factors:

Scope and timing of contract awards. Our SRO services are project-based and variances in the number and size of new contracts awarded from period to period impact our revenues. The volume of change orders, which involve a change in the scope of a particular project after a contract has been awarded, also affects our revenues. In most cases, change orders involve an increase in the scope of our services, so a high volume of change orders will tend to drive higher revenues.

Service deferrals. Our customers may defer project work in certain circumstances. Although this sometimes happens during periods of high demand for our customers’ products (such as when energy demand is high), we have recently experienced deferrals during periods of low demand. As a result of cost pressures, some of our SRO customers have deferred project work, allowing them to conserve short-term cash at the cost of additional deterioration of equipment and reduced plant life. In light of the long-term consequences of such an approach, we do not expect such deferrals to persist over the long term.

Seasonal factors. Demand for our SRO services typically experiences moderate seasonal fluctuations, since our SRO services consist primarily of maintenance and repair projects that occur during plant shutdowns or involve outage maintenance. This seasonal offer is especially pronounced for our customers in the energy industry. As a result, SRO revenues tend to increase in the spring and fall months, when energy demand is lowest, and decrease in the summer and winter months, when energy demand is high and generating plants are running at or close to capacity.

In our Industrial Cleaning segment, we generate revenues primarily through work we perform under master services agreements and, to a lesser extent, under contracts for individual projects. Master services agreements, which account for a substantial majority of our Industrial Cleaning revenues, establish general terms and conditions for our engagement and generally set prices on a time-and-materials basis. Under our master services agreements, our customers do not commit to use our services and may use our services for only some of their needs. We recognize revenue under these contracts as services are performed. With respect to both fixed-fee and time-and-material contracts, we generally commit to pricing levels for periods which typically range from one to three years, with limited or no sharing of the risk of cost increases. See “—Significant Accounting Policies—Revenue Recognition.”

Revenues in our Industrial Cleaning segment fluctuate from period to period due to a number of factors:

Service deferrals. Our customers may defer project work in certain circumstances. Although this sometimes happens during periods of high demand for our customers’ products (such as when energy demand is high), we have recently experienced deferrals during periods of low demand. As a result of cost pressures, some of our Industrial Cleaning customers have deferred project work, allowing them to conserve short-term cash at the cost of additional deterioration of equipment and reduced plant life. In light of the long-term consequences of such an approach, we do not expect such deferrals to persist over the long term.

Seasonal factors. Although a majority of our Industrial Cleaning services are recurring in nature, revenues in our Industrial Cleaning segment have historically fluctuated modestly from period to period due to seasonal fluctuations in demand, although to a smaller degree than in our SRO segment. In addition, our Industrial Cleaning revenues are dependent, though to a lesser extent than SRO revenues, on revenues from outage maintenance, which is typically scheduled in the spring and the fall when demand for power and fuel is lowest.

Individual project work. Although a majority of our Industrial Cleaning services are recurring in nature, a portion of our Industrial Cleaning revenue is derived from contracts for individual projects. For example, we may provide Industrial Cleaning services on a periodic or episodic basis to service plant equipment or in response to weather events or plant accidents. Additionally, almost all of our commissioning work, which consists of cleaning newly constructed systems at industrial processing plants before their initial operation, is performed under individual project contracts. Because the number and magnitude of individual projects is unpredictable, the revenue generated from this work varies throughout the course of the year.

Cost of Revenues

Cost of revenues in our SRO segment consists primarily of employee wages and benefits, weld wire, costs related to the mobilization of our workforce and, to a lesser degree, workers’ compensation and equipment insurance, equipment maintenance and safety supplies. A large percentage of our cost of revenues in our SRO segment, including costs related to our workforce and weld wire, generally fluctuates with revenue, however, we are able to offset some of the impact of increases in weld wire expense through price adjustment provisions in many of our SRO contracts.

In our Industrial Cleaning segment, cost of revenues consists primarily of employee wages, benefits and claims, and chemicals used in providing our services and, to a lesser degree, workers’ compensation and equipment insurance, equipment lease expense, fuel, equipment maintenance, safety supplies and costs related to the mobilization of our workforce. Although a significant portion of our cost of revenues in our Industrial Cleaning segment, including costs related to our workforce and chemicals, generally fluctuates with revenue, labor costs are less variable in our Industrial Cleaning segment than in our SRO segment. This is a result of our customer contract structure, which makes it more efficient for us to retain workers even during periods of temporary idleness, than it is to seek to rehire employees when demand increases. As a consequence, revenue reductions in our Industrial Cleaning segment may not always result in reduced labor costs, and such reductions will tend to decrease our gross margins. Some of our Industrial Cleaning contracts contain price adjustment provisions for the cost of chemicals and fuel. This allows us to offset some of the impact of the prices of these materials.

Depreciation

Our income statement presents depreciation costs related to the equipment we use in performing our services separate from our depreciation and amortization costs associated with our general business assets.

Selling, General and Administrative Expenses

Selling, general and administrative, or SG&A, expenses primarily consist of salaries and other payroll-related costs for our executive, field management, engineering and development, administrative, financial, legal, human resources and marketing functions, and costs related to the development and implementation of new technology. They also include expenses related to our corporate facilities. SG&A expenses do not generally correlate significantly with fluctuations in revenue. Accordingly, increases in SG&A costs will generally decrease our operating margins. SG&A expense tends to be higher in our Industrial Cleaning segment than in our SRO segment, due to the operation of our Industrial Cleaning segment through multiple branches, which increases our administrative costs.

Research and development, or R&D, has been an important focus for us, since we view our ability to provide our customers and employees with superior technology to be a critical competitive advantage. R&D costs, including costs relating to our Aquilex Technology Center, are expensed as incurred within SG&A, although in certain circumstances, such as when we develop an asset with a future use, we will capitalize R&D costs.

We have recently made a significant effort to improve the quality and amount of the sales and marketing activities we conduct, particularly with respect to new and potential customers. While we expect those efforts to yield significant new revenues, they will also result in increased SG&A costs, especially in the near-term.

Depreciation and amortization

This item includes depreciation expense associated with tangible assets that are not directly consumed in the course of generating our revenues. This item also includes amortization expense associated with intangibles, which is driven almost entirely by the purchase accounting that has been applied to our acquisitions by affiliates of Harvest Partners in January 2007 and affiliates of Teachers’ in December 2008.

Significant Accounting Policies

Revenue Recognition

SRO Segment

We recognize revenues in our SRO segment in accordance with ASC 605-35 (American Institute of Certified Public Accountants Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts) and other relevant revenue recognition accounting literature, as applicable. We consider the nature of these contracts and the types of products and services provided when we determine the proper accounting for a particular contract. Revenues generated from short-term fixed price projects are generally recognized upon completion of the project under the completed contract method where reasonably dependable estimates of contract revenues, contract costs or progress towards completion cannot be made. In these instances, the duration of the project is often less than one month and as a result, the results would not differ materially from using the percentage-of-completion method.

Revenues for certain of our larger and longer duration projects, which tend to be performed on a fixed-price basis, are recognized based on percentage-of-completion accounting, using contract milestones to measure results directly and to measure progress toward completion. In these arrangements, once the specific milestone is met, a percentage of revenue is recognized based on the cost incurred as of the milestone and the estimated margin of the project. These milestones generally have clearly defined, recognized, and separable value and cost that reasonably reflect the progress of a contract across multiple accounting periods. We recognize revisions in profit estimates to income in the period in which the revision is determined. Estimated contract losses are recognized in full when determined.

The accuracy of our revenue and profit recognition in a given period is dependent, in part, on the accuracy of our estimates of the cost to complete each fixed-price contract. Our cost estimates use a detailed “bottom up” approach. We believe our experience allows us to produce materially reliable estimates. Our projects can be highly complex, and in almost every case, the profit margin estimates for a project will either increase or decrease to some extent from the amount that was originally estimated at the time of the related bid. We seek to minimize decreases in such margin estimates based on our historical knowledge of the customer or the service to be performed and site inspections prior to the commencement of our services. Because we have many projects of varying levels of complexity and size in process at any given time, these changes in estimates can offset each other without materially impacting our profitability. However, large changes in cost estimates, particularly in the bigger, more complex projects, can have a significant positive or negative effect on profitability. Negative impacts of such changes are typically a result of completion delays or unforeseen additional labor costs and, less frequently, due to additional costs incurred to rectify errors in service execution or other delivery issues.

Change orders, which mainly affect our SRO segment, are included in total estimated contract revenue when it is probable that the change order will result in a bona fide addition to contract value and can be reliably estimated. Revenue in excess of costs from unpriced change orders, extra work and variations in the scope of work is recognized after both the costs are incurred or services are provided and realization is assured beyond a reasonable doubt. Under a time and materials arrangement, revenue is recognized based upon hours and costs to date at the estimated margin of the job. A time and materials contract establishes time-based reimbursement rates for the various cost components of our services (including labor, equipment, materials, and subcontractor’s costs) to calculate rates for the supply of labor and equipment. In these cases, all components of the rates are fixed and we are compensated for each hour of labor and equipment supplied. The risk associated with this type of contract is incurring expenses in excess of a specific component of the agreed upon rate, for example, if our cost of labor or equipment on an hourly basis exceeds the agreed rate. Under this circumstance, we bear the risk of any cost overrun.

Factors that can contribute to changes in estimates of contract cost and profitability include customer site conditions that differ from those assumed in the original bid (to the extent that contract remedies are not available); identification and evaluation of scope modifications during the execution of a contract or project; the availability and cost of skilled workers in the geographic location of the contract or project; the availability and proximity of materials; unfavorable weather conditions hindering productivity; equipment rental costs and productivity, and general coordination of work inherent in all large contracts or projects we undertake. Costs incurred for bidding and obtaining contracts are expensed as incurred.

Industrial Cleaning Segment

Revenues in our Industrial Cleaning segment are recognized at the estimated recoverable amounts as services are provided. Our Industrial Cleaning segment derives its revenues from services under time and materials and fixed-price contracts.

Revenues from time and material contracts are recognized as services are performed and efforts are expended. Alternatively, revenues from fixed-price contracts are recognized over the contractual period in a ratable manner due to the consistent performance of services from period to period. Any losses on these contracts are recognized in the period during which they are estimable.

Accounts Receivable and Allowance for Doubtful Accounts

We record accounts receivable for all amounts billed and not collected. We provide for an allowance for doubtful accounts when collection of an account receivable is considered doubtful, and receivables are written off against the allowance when deemed uncollectible. We review the adequacy of the reserve on a regular basis. Inherent in the assessment of the allowance for doubtful accounts are certain judgments and estimates including, among others, our customer’s access to capital, our customer’s willingness or ability to pay, general economic conditions and ongoing relationship with the customer.

Goodwill and Nonamortizable Intangible Assets

ASC 350-10 (Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets), provides that goodwill and other intangible assets that have indefinite useful lives not be amortized but, instead, must be tested at least annually for impairment. ASC 350-10 also provides specific guidance for testing goodwill and other non amortized intangible assets for impairment. The first step in testing for goodwill impairment compares the fair value of a reporting unit to its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step is then performed. The second step compares the carrying amount of the reporting unit’s goodwill to the fair value of the goodwill. If the fair value of the goodwill is less than the carrying amount, an impairment loss would be recorded in income from operations.

Our annual impairment testing date is November 30, and we will test for impairment between annual test dates if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Examples of such events or circumstances may include a significant change in business climate, loss of a significant customer or loss of key personnel. ASC 350-10 requires that we make certain estimates and assumptions in order to allocate goodwill to reporting units and to determine the fair value of reporting unit net assets and liabilities, including, among other things, an assessment of market conditions, projected cash flows, cost of capital and growth rates, which could significantly impact the reported value of goodwill and other intangible assets. We determine the fair value of a reporting unit using a discounted cash flow, or DCF, analysis. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, perpetual growth rates and the amount and timing of expected future cash flows. The cash flows employed in the DCF analyses are based on our most recent budget and, for the years beyond the budget, our estimates, which are based on assumed growth rates. The discount rates used in the DCF analysis are intended to reflect the risks inherent in the future cash flows of the respective reporting units. In addition, we utilized a market-based approach evaluating comparable company public trading values in order to validate that the fair value derived from the discounted cash flow analysis was comparable to our market peers.

Our goodwill is included in multiple reporting units. Due to the cyclical nature of our business and the other factors discussed under “Risk Factors” and elsewhere in this Prospectus, the profitability of our individual reporting units may suffer from downturns in customer demand and other factors. These factors may have a disproportionate impact on the individual reporting units as compared to Aquilex Holdings and its subsidiaries as a whole and might adversely affect the fair value of the individual report units. If material adverse conditions occur that impact our reporting units, our future estimates of fair value may not support the carrying amount of one or more of our reporting units, and the related goodwill would need to be written down to an amount considered recoverable.

Long-Lived Assets and Amortizable Intangible Assets

We review our long-lived assets, including our intangible assets with finite useful lives, for impairment if events or changes in circumstances indicate that the carrying value of such assets may not be recoverable, as required by ASC 360-10 (SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets). If an evaluation is required, the estimated future undiscounted cash flows associated with the asset or asset group are compared to the asset or assets groups’ carrying amount to determine if an impairment of such asset is necessary. This requires us to make long-term forecasts of the future revenues and costs related to the assets or asset groups subject to review. Forecasts require assumptions about demand for our services and future conditions in the end markets we serve. Since estimating future cash flows requires significant judgment, our projections may vary from cash flows eventually realized. Future events and unanticipated changes to assumptions could require a provision for impairment in a future period. The effect of any impairment would be to expense the difference between fair value of such asset or asset group and its carrying value. Such expense would be reflected in income from operations.

We estimate the useful life and fair value of purchased intangible assets at the time of acquisition and periodically review these estimates to determine whether these lives are appropriate. Our intangible assets subject to amortization consist primarily of customer relationships, technology and intellectual property. Customer relationships, which include the fair value of acquired customer contracts, were evaluated for each operating segment using a discounted cash flow methodology and are amortized over the period in which the economic benefits of the intangible assets are consumed or otherwise used up. Estimated future cash flows for each operating segment were derived based on detailed budgets and projections prepared by management. Technology and intellectual property were evaluated using a discounted cash flow methodology. Intangible technology assets are amortized on a straight-line basis over a term of nine to ten years. Estimated future cash flows for each technology and intellectual property asset was derived based on detailed budgets and projections prepared by management.

If the estimate of an intangible asset’s remaining useful life is changed, the remaining carrying amount of the intangible asset is amortized prospectively over the revised remaining useful life. Intangible assets with estimable useful lives are reviewed for impairment whenever events or circumstances indicate that the carrying value of such assets may not be recoverable.

Insurance

We have a $500,000 per occurrence high deductible insurance program for most losses related to general liability, product liability, environmental liability, automobile liability, workers’ compensation, and are self-insured for medical claims and certain legal claims. The expected ultimate cost for claims incurred as of the balance sheet date is not discounted and is recognized as a liability. Self-insurance losses for claims filed and claims incurred but not reported are accrued based upon estimates of the aggregate liability for uninsured claims using loss development factors and actuarial assumptions followed in the insurance industry and historical loss development experience.

To the extent the projected future development of the losses resulting from workers’ compensation, automobile, general and product liability claims incurred as of the date of the latest balance sheet included in this Prospectus differs from the actual development of such losses in future periods, our insurance reserves could differ significantly, resulting in either higher or lower future insurance expense.

Income Taxes

We follow the asset and liability method of account for income taxes in accordance with ASC 740 (SFAS No. 109, Accounting for Income Taxes). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such asset will be realized.

We regularly evaluate valuation allowance established for deferred tax assets for which future realization is uncertain. The estimation of required valuation allowance includes an estimate of future taxable income, reversals of deferred tax liabilities, carry back periods, and tax planning strategies.

In June 2006, the Financial Accounting Standards Board (FASB) issued ASC 740-10 (Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109). This guidance, among other things, creates a two step approach for evaluating uncertain tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) determines the amount of benefit that more-likely-than-not will be realized upon settlement. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. ASC 740-10 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions, and it has expanded disclosures. As a result of the adoption of FIN 48, we recorded reserves and interest for the uncertain outcome of certain tax positions and elected to include any future penalties and interest related to uncertain tax positions in income tax expense.

Results of Operations

Basis of Presentation

As a result of our acquisition by affiliates of Harvest Partners in January 2007 and by affiliates of Teachers’ in December 2008, our audited financial statements for the three years ended December 31, 2009 and our unaudited interim financial statements for the six months ended June 30, 2010 and 2009 are presented on a predecessor and successor basis. We refer to Aquilex Corporation, as it existed prior to our acquisition by affiliates of Harvest Partners on January 31, 2007, as “predecessor 1.” We refer to Aquilex Holdings, for the period from January 31, 2007 until December 14, 2008 (the day before the Teachers’ Acquisition), as “predecessor 2.” We refer to Aquilex Holdings, for the period from and after December 15, 2008, as the “successor.”

The predecessor 1 period balance sheets reflect the accounting basis in our assets and liabilities existing prior to January 31, 2007, the predecessor 2 period balance sheets reflect the basis in our assets and liabilities resulting from our purchase by affiliates of Harvest Partners and the successor period balance sheets reflect the basis in our assets and liabilities resulting from our purchase by affiliates of Teachers’. The consolidated results of operations for the year ended December 31, 2007, which we refer to as “combined,” were derived by adding together the results for the predecessor 1 period and the predecessor 2 period for such year as presented in our audited financial statements. The consolidated results of operations for the year ended December 31, 2008, which we also refer to as “combined,” were derived by adding together the results for the predecessor 2 period and successor period for such year as presented in our audited financial statements. The presentation of financial information for the combined periods in this Prospectus may yield results that are not fully comparable on a period-by-period basis, particularly with respect to depreciation and amortization. The combined data are not presented in accordance with GAAP, however, we present the combined financial data in this management’s discussion and analysis because we believe it provides the clearest and most meaningful means by which we can discuss our financial results across historical periods. The combined data allows for comparative full year results rather than the specific periods for predecessor 1, predecessor 2 and successor which do not facilitate such comparison.

	Six Months Ended June 30,		Year Ended December 31,
	Successor 2010	Successor 2009	Successor 2009	Combined 2008	Combined 2007
	(Unaudited)	(Unaudited)
			($ in thousands)
Revenues
SRO	$105,332	$152,883	$264,775	$312,194	$248,405
Industrial Cleaning	108,014	112,576	216,130	266,977	143,465

Total revenues	213,346	265,459	480,905	579,171	391,870

Cost of revenue, exclusive of depreciation
SRO	80,398	106,683	177,797	215,726	178,272
Industrial Cleaning	69,176	70,405	137,909	172,641	92,562

Total cost of revenue	149,574	177,088	315,706	388,367	270,834

Depreciation
SRO	2,356	3,473	6,722	6,907	6,058
Industrial Cleaning	6,311	7,652	14,460	18,418	11,720

Total depreciation	8,667	11,125	21,182	25,325	17,778

Gross profit
SRO	22,578	42,727	80,256	89,561	64,075
Industrial Cleaning	32,527	34,519	63,761	75,918	39,183

Total gross profit	55,105	77,246	144,017	165,479	103,258

Selling, general and administrative (SG&A) expense
SRO	13,997	22,178	37,184	39,722	28,969
Industrial Cleaning	22,324	27,538	47,298	53,416	27,643
Corporate	—	—	275	11,524	5,225

Total SG&A	36,321	49,716	84,757	104,662	61,837

Business sale costs	—	—	—	52,396	13,752
Depreciation and amortization (D&A)
SRO	7,239	7,294	14,663	3,611	2,650
Industrial Cleaning	2,610	2,921	5,718	5,693	3,338
Corporate	164	127	289	7,666	7,371

Total D&A	10,013	10,342	20,670	16,970	13,359

Operating income (loss)
SRO	1,342	13,255	28,409	46,228	32,456
Industrial Cleaning	7,593	4,060	10,745	16,809	8,202
Corporate	(164)	(127)	(564)	(71,586)	(26,348)

Total operating income (loss)	8,771	17,188	38,590	(8,549)	14,310

Other income (expense)
Interest expense, net	(23,203)	(28,064)	(57,619)	(41,155)	(29,296)
Impairment charge adjustment (expense)	—	—	(44,147)	—	—
Loss on extinguishment of debt	(24,424)	—	(4,219)	(7,362)	(5,107)
Other, net	(690)	(56)	384	(844)	1,780

Total other expense, net	(48,317)	(28,120)	(105,601)	(49,361)	(32,623)

Loss before income tax provision	(39,546)	(10,932)	(67,011)	(57,910)	(18,313)
Income tax benefit	(14,416)	(2,550)	(10,946)	(9,592)	(5,254)

Loss from continuing operations, net	(25,130)	(8,382)	(56,065)	(48,318)	(13,059)
Loss from discontinued operations, net	—	—	—	—	(120)

Net loss	$(25,130)	$(8,382)	$(56,065)	$(48,318)	$(13,179)

Six Months Ended June 30, 2010 Compared with the Six Months Ended June 30, 2009

Revenues

Revenues decreased $52.1 million, or 19.6%, for the six months ended June 30, 2010, when compared to the corresponding prior year period. The decrease was attributable to lower revenues in both our SRO and Industrial Cleaning segments.

SRO. Revenues in our SRO segment decreased $47.6 million, or 31.1%, for the six months ended June 30, 2010, when compared to the corresponding prior year period. The decrease was primarily due to a decline in revenues from maintenance and repair projects, principally as a result of the continued deferral of several customers’ maintenance projects into the fall 2010 outage season or into 2011; a decline in revenues from our European operations, caused largely by deferrals and slower European economic conditions; and a decline from US Shop operations due to reduced demand on our OEM customers serving the Waste to Energy and Fossil Power markets. These decreases were partially offset by an increase in revenues from Nuclear projects, including the completion of an Alloy 600 Phase 2 project at the Davis Besse plant site and other Nuclear repair solutions.

Industrial Cleaning. Revenues in our Industrial Cleaning segment decreased $4.6 million, or 4.1%, when compared to the corresponding prior year period. The decrease was primarily due to the impact of extremely weak demand in January and February of 2010 for cleaning services from refinery and fossil fuel power customers, which was $12.1 million below the January and February revenue totals of 2009. However, Industrial Cleaning revenues increased 3.1% in March 2010 and 13.4% for the second quarter 2010, compared to the prior year comparative period, largely due to increased demand for cleaning services related to customers’ turnaround projects.

Cost of revenue, exclusive of depreciation

Cost of revenue, exclusive of depreciation, decreased $27.5 million, or 15.5%, for the six months ended June 30, 2010, when compared to the corresponding prior year period. Cost of revenue as a percentage of revenue increased 3.4% for the six months ended June 30, 2010.

SRO. Cost of revenue, exclusive of depreciation, decreased $26.3 million, or 24.6%, for the six months ended June 30, 2010, when compared to the corresponding prior year period. Cost of revenue as a percentage of revenue increased 6.5% for the six months ended June 30, 2010. This increase in cost of revenue as a percent of revenue primarily resulted from the increase in the proportion of revenue deriving from lower margin services provided to customers. In addition, costs were incurred in excess of management expectations of $3.3 million for the six months ended June 30, 2010 related to the successful completion of a first of a kind Alloy 600 Phase 2 project at First Energy Corporation’s Davis Besse nuclear power plant.

Industrial Cleaning. Cost of revenue, exclusive of depreciation, decreased $1.2 million, or 1.7%, for the six months ended June 30, 2010 when compared to the corresponding prior year period. Cost of revenue as a percentage of revenue increased 1.5% for the six months ended June 30, 2010. This increase in cost as a percentage of revenue resulted primarily from reduced revenue per hour of work performed due to reduced pricing as well as the mix shift from chemical cleaning and equipment-based services towards more labor-intensive work.

Cost of revenue - Depreciation

Depreciation costs decreased $2.5 million, or 22.1%, for the six months ended June 30, 2010, when compared to the corresponding prior year period. The decrease was primarily due to asset dispositions and assets becoming fully depreciated.

SRO. Depreciation costs in our SRO segment decreased $1.1 million, or 32.2%, for the six months ended June 30, 2010, when compared to the corresponding prior year period. The decrease was primarily due to dispositions and assets becoming fully depreciated.

Industrial Cleaning. Depreciation costs in our Industrial Cleaning segment decreased $1.3 million, or 17.5%, for the six months ended June 30, 2010, when compared to the corresponding prior year period. The decrease was primarily due to asset dispositions and assets becoming fully depreciated partially offset by the depreciation of new capital assets acquired.

Gross profit

Gross profit decreased $22.1 million, or 28.7%, for the six months ended June 30, 2010, when compared to the corresponding prior year period. Our gross profit margin decreased to 25.8% for the six months ended June 30, 2010.

SRO. Gross profit in our SRO segment decreased $20.1 million, or 47.2%, for the six months ended June 30, 2010, when compared to the corresponding prior year period. The decline for the six months ended June 30, 2010 resulted from lower revenues and gross profit margin. Gross profit margin decreased to 21.4% for the six months ended June 30, 2010, from 27.9% in the corresponding prior year periods. The decreases in both profits and margin were largely the result of lower revenues as well as an increase in indirect and project execution costs and unfavorable Nuclear field cost management largely occurring at the Davis Besse project. Margin decreases were also caused by the increase in the proportion of revenue deriving from lower margin services provided to customers.

Industrial Cleaning. Gross profit in our Industrial Cleaning segment decreased $2.0 million, or 5.8%, when compared to the corresponding prior year period. The decline for the six months ended June 30, 2010 resulted from both a 4.1% decline in revenues combined with a 0.6% decline in the gross profit margin to 30.1%. The overall 4.1% revenue decline was primarily due to the impact of extremely weak demand in January and February for cleaning services from refinery and fossil fuel power customers. The margin decrease was largely the result of reduced pricing as well as an adverse job mix in the 2010 period that required a higher content of labor.

Selling, general and administrative expense

SG&A expense decreased $13.4 million, or 26.9%, for the six months ended June 30, 2010, when compared to the corresponding prior year period. The decrease reflected lower SG&A expense in each of our SRO and Industrial Cleaning segments. As a percentage of revenues, SG&A expense decreased to 17.0% of revenues for the six months ended June 30, 2010 from 18.7% of revenues for corresponding prior year period.

SRO . SG&A expense in our SRO segment decreased $8.2 million, or 36.9%, for the six months ended June 30, 2010, when compared to the corresponding prior year period. The decrease was largely the result of a reduction of payroll and management incentive bonus costs, a decline in bad debt expense, and tight cost controls on discretionary items. SG&A expense in our SRO segment for the six months ended June 30, 2010 represented 13.3% of SRO revenues during the respective period, compared to 14.5% in the corresponding prior year period.

Industrial Cleaning. SG&A expense in our Industrial Cleaning segment decreased $5.2 million, or 18.9%, for the six months ended June 30, 2010, when compared to the corresponding prior year period. The decrease was largely the result of a reduction in payroll costs, and insurance and other general costs combined with tight cost controls on discretionary items. SG&A expense in our Industrial Cleaning segment for the six months ended June 30, 2010 represented 20.7% of SRO revenues during the respective period, compared to 24.5% in the corresponding prior year period.

Corporate. The Company policy is to allocate out all Corporate SG&A to the SRO and Industrial Cleaning segments.

Depreciation and amortization

Depreciation and amortization costs decreased $0.3 million, or 3.2%, for the six months ended June 30, 2010, when compared to the corresponding prior year period.

SRO. Depreciation and amortization costs in our SRO segment remained essentially the same for the six months ended June 30, 2010, when compared to the corresponding prior year period. Increases primarily due to depreciation of new assets acquired in 2009 were offset by a small number of dispositions and assets becoming fully depreciated.

Industrial Cleaning. Depreciation and amortization costs in our Industrial Cleaning segment decreased $0.3 million, or 10.6%, for the six months ended June 30, 2010, when compared to the corresponding prior year period. The decrease was primarily due to asset dispositions and assets becoming fully depreciated, partially offset by depreciation of new assets acquired in 2009.

Operating income

Operating income decreased $8.4 million, or 49.0%, for the six months ended June 30, 2010, when compared to the corresponding prior year period. Operating margin was 4.1% for the six months ended June 30, 2010, compared to 6.5% for the corresponding prior year period.

SRO. Operating income in our SRO segment decreased $11.9 million, or 89.9%, for the six months ended June 30, 2010, when compared to the corresponding prior year period. Operating margin was 1.3% for the six months ended June 30, 2010, compared to 8.7% for the corresponding prior year period. The decrease for the six months ended June 30, 2010 resulted from the prior referenced decreases in revenue, margin, and margin percentage offset by a moderate decrease in selling, general and administrative costs.

Industrial Cleaning. Operating income in our Industrial Cleaning segment increased $3.5 million, or 87.0%, for the six months ended June 30, 2010, when compared to the corresponding prior year period. Operating margin was 7.0% for the six months ended June 30, 2010, compared to 3.6% for the corresponding prior year period. The increase for the six months ended June 30, 2010 primarily resulted from the prior referenced significant decrease in selling, general and administrative expenses offset by moderate decreases in revenues, margin, and margin percentage largely in the second quarter of 2010.

Interest expense, net

Interest expense decreased $4.9 million, or 17.3%, for the six months ended June 30, 2010, when compared to the corresponding prior year period. The decrease was primarily attributable to a lower effective interest rate on the current capital structure of term debt and senior notes during the 2010 period. This is largely the result of the refinancing activities we undertook in December 2009 and, to a smaller extent, March 2010. Our average debt, net of original issue discount, during the six months ended June 30, 2010 was $395.5 million, compared with $393.0 million for the corresponding prior year period.

Loss on extinguishment

On April 1, 2010, we entered into an amended and restated credit agreement (the “Credit Agreement”) with a syndicate of lenders providing for a term loan facility in an aggregate principal amount of $185 million and a revolving credit facility of up to $50 million. We used the proceeds of the term loan to repay the entire $176 million that had been outstanding under the previous credit facility and to pay certain fees and expenses associated with such repayment and the Credit Agreement. As a result of the repayment, we recognized a loss on extinguishment of $24,424 resulting from the write-off of the related deferred financing costs, original issue discount amounts and a prepayment penalty.

Other, net

Other, net fluctuated based primarily on gains and losses from foreign currency transactions for the six months ended June 30, 2010, when compared to the corresponding prior year period.

Income taxes

Income tax provisions for the interim period are based on estimated annual income tax rates, adjusted to reflect the effects of any significant infrequent or unusual items which are required to be discretely recognized within the current interim period. The income tax benefit increased $11.9 million for the six months ended June 30, 2010, when compared to the corresponding prior year period. Our effective tax rate increased to 36.5% for the six months ended June 30, 2010 from 23.3% in the corresponding prior year period. The change in our effective tax rate is primarily attributable to changes in projected pre-tax book loss, deduction limitations for per diems for field employees, non-deductible stock based compensation, change in valuation allowance, other nondeductible expenses, and the release of a portion of the ASC 740-10 (FIN 48) reserve and interest thereof.

Year Ended December 31, 2009 Compared to Combined Year Ended December 31, 2008

Revenues

Revenues decreased $98.3 million, or 17.0%, to $480.9 million for the year ended December 31, 2009, from $579.2 million for the year ended December 31, 2008. The decrease was attributable to lower revenues in both our SRO and Industrial Cleaning segments.

SRO. Revenues in our SRO segment decreased $47.4 million, or 15.2%, to $264.8 million for the year ended December 31, 2009, from $312.2 million for the year ended December 31, 2008. The decrease was primarily due to a decline in revenues of $28.4 million from nuclear engineered solution repair projects, principally a result of a reduction in the number of projects largely due to deferrals of mitigation projects; a decline in revenues of $28.4 million from specialty construction projects, caused largely by the loss of contracts awarded to competitors offering lower pricing; and a decline of $22.2 million from maintenance and repair projects as a result of lower activity with various customers in waste-to-energy and other markets. These decreases were partially offset by an increase in revenues from specialty welding projects, with new projects in the refining industry and fossil fuel power industry accounting for increases in those areas of $8.2 million and $18.7 million, respectively.

Industrial Cleaning. Revenues in our Industrial Cleaning segment decreased $50.9 million, or 19.0%, to $216.1 million for the year ended December 31, 2009, from $267.0 million for the year ended December 31, 2008. The decrease was primarily due to the impact a $28.8 million decline in revenues from cleaning services from our petrochemical customers, largely due to lower demand caused by weakness in their end market. Additionally, revenues from refining customers declined by approximately 12.9%, or $11.9 million, due to a general reduction in maintenance spending and the loss of one set of contract services for one plant site, which impacted revenues by $4.5 million.

Cost of revenue, exclusive of depreciation

Cost of revenue, exclusive of depreciation, decreased $72.7 million, or 18.7%, to $315.7 million for the year ended December 31, 2009, from $388.4 million for the year ended December 31, 2008. Cost of revenue as a percentage of revenue decreased 1.5% to 65.6% for the year ended December 31, 2009, from 67.1% for the year ended December 31, 2008.

SRO. Cost of revenue, exclusive of depreciation, decreased $37.9 million, or 17.6%, to $177.8 million for the year ended December 31, 2009, from $215.7 million for the year ended December 31, 2008. Cost of revenue as a percentage of revenue decreased 1.9% to 67.2% for the year ended December 31, 2009 from 69.1% for the year ended December 31, 2008. This decrease in cost of revenue as a percent of revenue primarily resulted from a reduction in indirect of $2.0 million and project execution costs of $3.7 million along with the variable nature of the SRO cost structure amongst the various service lines.

Industrial Cleaning. Cost of revenue, exclusive of depreciation, decreased $34.7 million, or 20.1%, to $137.9 million for the year ended December 31, 2009, from $172.6 million for the year ended December 31, 2008. Cost of revenue as a percentage of revenue decreased 0.9% to 63.8% for the year ended December 31, 2009, from 64.7% for the year ended December 31, 2008. The decrease in cost of revenue primarily resulted from lower fuel costs for equipment operations on job sites of $6.6 million, partially offset by an increase in maintenance spending of $0.5 million and lease expense of $1.5 million.

Cost of revenue - Depreciation

Depreciation costs decreased $4.1 million, or 16.4%, to $21.2 million for the year ended December 31, 2009, from $25.3 million for the year ended December 31, 2008.

SRO. Depreciation costs in our SRO segment decreased by $0.2 million, or 2.7%, to $6.7 million for the year ended December 31, 2009, from $6.9 million for the year ended December 31, 2008. The decrease resulted from certain assets becoming fully depreciated.

Industrial Cleaning. Depreciation costs in our Industrial Cleaning segment decreased by $4.0 million, or 21.5%, to $14.5 million for the year ended December 31, 2009, from $18.4 million for the year ended December 31, 2008. This decrease is primarily attributable to assets that were revalued as part of the 2007 acquisition becoming fully depreciated in 2008.

Gross profit

Gross profit decreased $21.5 million, or 13.0%, to $144.0 million for the year ended December 31, 2009, from $165.5 million for the year ended December 31, 2008. Our gross profit margin improved to 29.9% for the year ended December 31, 2009 from 28.6% for the year ended December 31, 2008.

SRO. Gross profit in our SRO segment decreased $9.3 million, or 10.4%, to $80.3 million for the year ended December 31, 2009, from $89.6 million for the year ended December 31, 2008. The decline resulted from lower revenues, partially offset by an improvement in gross margin. Gross margin improved to 30.3% for the year ended December 31, 2009 from 28.7% for the year ended December 31, 2008. The improvement in margin was largely the result of a reduction in indirect and project execution costs amounting to $2.5 million, largely related to “lean” operations initiatives and other cost improvement efforts in our specialty welding operations, partially offset by unfavorable margin mix related to decreases in revenues of our engineered solutions projects for nuclear repairs, which carry a higher than average margin. Margin improvements were achieved due to the variable nature of our SRO cost structure as the number of higher margin services provided to customers were a higher percentage of the project mix.

Industrial Cleaning. Gross profit in our Industrial Cleaning segment decreased $12.1 million, or 16.0%, to $63.8 million for the year ended December 31, 2009, from $75.9 million for the year ended December 31, 2008. The decline resulted from lower revenues of $216.1 million, partially offset by an improvement in gross margin. Gross margin improved to 29.5% for the year ended December 31, 2009, from 28.4% for the year ended December 31, 2008. The margin improvement was largely the result of lower fuel costs for equipment operations on job sites, which resulted in savings of $6.6 million, partially offset by an increase in maintenance spending of $0.5 million and lease expense of $1.5 million.

Selling, general and administrative expense

SG&A expense decreased $19.9 million, or 19.0%, to $84.8 million for the year ended December 31, 2009, from $104.7 million for the year ended December 31, 2008. The decrease reflected lower SG&A expense in each of our SRO and Industrial Cleaning segments, as well as reduced corporate compensation expense. As a percentage of revenues, SG&A expense decreased to 17.6% of revenues for the year ended December 31, 2009, from 18.1% of revenues for the year ended December 31, 2008.

SRO. SG&A expense in our SRO segment decreased $2.5 million, or 6.4%, to $37.2 million for the year ended December 31, 2009, from $39.7 million for the year ended December 31, 2008. The decrease was largely the result of a reduction of labor costs of $4.6 million offset by an increase of corporate cost allocations in 2009. SG&A expense in our SRO segment for the year ended December 31, 2009 represented 14.0% of SRO revenues during that period, compared to 12.7% for 2008.

Industrial Cleaning. SG&A expense in our Industrial Cleaning segment decreased $6.1 million, or 11.5%, to $47.3 million for the year ended December 31, 2009, from $53.4 million for the year ended December 31, 2008. The decrease was largely the result of a reduction in payroll costs and a reduction in facility and other general costs offset by an increase of corporate cost allocations in 2009. SG&A expense in our Industrial Cleaning segment for the year ended December 31, 2009 represented 21.9% of Industrial Cleaning revenues during that period, compared to 20.0% for 2008.

Corporate. Corporate SG&A expense declined $11.2 million for the year ended December 31, 2009, to $0.3 million as compared to the year ended December 31, 2008, due primarily to our adoption in 2009 of a policy whereby we allocate substantially all of our corporate expenses to our segments.

Depreciation and amortization

Depreciation and amortization costs increased $3.7 million, or 21.8%, to $20.7 million for the year ended December 31, 2009, from $17.0 million for the year ended December 31, 2008. The increase was due almost entirely to the effects of the purchase accounting associated with the Teachers’ Acquisition in December 2008 which increased the amount of identifiable intangible assets and associated non-cash amortization. These effects were almost exclusively within in our SRO segment.

SRO. Depreciation and amortization costs in our SRO segment increased by $11.1 million, or 306.1%, to $14.7 million for the year ended December 31, 2009, from $3.6 million for the year ended December 31, 2008. The increase was a result of the step-up in fair value of amortizable assets as a result of the purchase accounting applied to the Teachers’ Acquisition.

Industrial Cleaning. Depreciation and amortization costs in our Industrial Cleaning segment for the year ended December 31, 2009 were $5.7 million, essentially flat with the year ended December 31, 2008. Although the Company made capital expenditures in 2009, the depreciation thereof was offset by certain assets becoming fully depreciated.

Operating income

Operating income increased $47.1 million to $38.6 million for the year ended December 31, 2009, from an operating loss of $8.5 million for the year ended December 31, 2008. Operating margin was 8.0% for the year ended December 31, 2009, compared to (1.5)% for the year ended December 31, 2008. The increase in operating income in 2009 was primarily due to the absence of business sale costs, which amounted to $52.4 million, in 2008 as a result of the Teachers’ Acquisition, and to the factors discussed above.

SRO. Operating income in our SRO segment declined $17.8 million, or 38.5%, to $28.4 million for the year ended December 31, 2009, from $46.2 million for the year ended December 31, 2008. Operating margin was 10.7% for the year ended December 31, 2009, compared to 14.8% for the year ended December 31, 2008.

Industrial Cleaning. Operating income in our Industrial Cleaning segment declined $6.1 million, or 36.1%, to $10.7 million for the year ended December 31, 2009, from $16.8 million for the year ended December 31, 2008. Operating margin was 5.0% for the year ended December 31, 2009, compared to 6.3% for the year ended December 31, 2008.

Interest expense, net

Interest expense increased $16.4 million, or 40.0%, to $57.6 million for the year ended December 31, 2009, from $41.2 million for the year ended December 31, 2008. The increase was primarily attributable to an increase in interest rates on our indebtedness, as a result of the new financing we undertook in late 2008 in connection with the Teachers’ Acquisition. Our average debt, net of original issue discount, during the year ended December 31, 2009 was $362.9 million, compared with $398.1 million during the comparable period in 2008.

Impairment loss

In 2009, we reorganized our reporting units from three reporting units to two reporting units as a result of the combination of two business units into one business unit, the SRO group. As a result of the reorganization of the reporting units, we performed a goodwill impairment test on the three reporting units to determine if any impairment charge should be recorded prior to the merger of two of the reporting units. We determine the fair value of a reporting unit using a discounted cash flow (DCF) analysis. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, perpetual growth rates and the amount and timing of expected future cash flows. The cash flows employed in the DCF analyses are based on our most recent budget and, for the years beyond the budget, our estimates, which are based on assumed growth rates. The discount rates used in the DCF analysis are intended to reflect the risks inherent in the future cash flows of the respective reporting units. In addition, we utilized a market-based approach evaluating comparable company public trading values in order to validate that the fair value derived from the discounted cash flow analysis was comparable to our market peers.

There was an indication of impairment in one reporting unit, and accordingly, the second step, which compares the carrying amount of the reporting unit’s goodwill to the fair value of the goodwill, was performed for the reporting unit. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Based on the result of the second step, we recorded a $41.3 million non-cash goodwill impairment charge in the third quarter of 2009, which is reflected in the new SRO reporting unit.

In addition to the above, as a result of the testing, it was also determined that the indefinite lived trade name intangible asset in the reporting unit was also impaired, and we recorded a $2.8 million non-cash intangible asset impairment charge in the third quarter of 2009.

Other, net

Other, net fluctuated based primarily on gains and losses from foreign currency translation for the year ended December 31, 2009 compared to the year ended December 31, 2008.

Income taxes

Our yearly income tax provision includes taxes associated with taxes currently payable and deferred taxes. The income tax benefit increased $1.3 million to $10.9 million for the year ended December 31, 2009, from $9.6 million for the year ended December 31, 2008. The increase in the tax benefit is primarily a result of an increase to the pre-tax book loss partially offset by the non-cash impairment charge recorded in the year ended December 31, 2009. Our effective income tax rate for the year ended December 31, 2009 was 16.3% and for the year ended December 31, 2008 was 16.6%. Our effective income tax rates for the year ended December 31, 2009 and 2008 differed from the federal statutory rate principally because of state and local income taxes, deduction limitations for per diems for field employees, non-deductible transaction costs, and other nondeductible expenses and changes to the valuation allowance for certain state NOL’s.

Combined Year Ended December 31, 2008 Compared to Combined Year Ended December 31, 2007

Revenues

Revenues increased $187.3 million, or 47.8%, to $579.2 million for the year ended December 31, 2008, from $391.9 million for the year ended December 31, 2007. Excluding the effect of our acquisitions of Aquilex HydroChem in June 2007 and Aquilex SMS in July 2007, 2008 revenues increased by $9.3 million, or 4.0%, compared to 2007.

SRO. Revenues in our SRO segment increased $63.8 million, or 25.7%, to $312.2 million for the year ended December 31, 2008 from $248.4 million for the year ended December 31, 2007. The increase was primarily due to the inclusion in our 2008 revenues of a full twelve months of revenues from our Aquilex SMS business, which we acquired in July 2007. Excluding the effect of the Aquilex SMS acquisition (which accounted for $54.3 million of the increase), revenues in our SRO segment increased by 4.0%, reflecting the impact from additional engineered solution projects for Nuclear Alloy 600 repairs amounting to $15.2 million and an increase of $3.1 million in other specialty welding revenues, partially offset by declines in European-based revenue of $8.4 million. Additionally, severe abnormal weather from Hurricanes Ike and Gustav caused various shutdowns at our clients and our company. We estimate that the impact on 2008 revenues (based on initial work scope) of deferred or lost project and turnaround work related to these hurricanes amounted to $11.3 million.

Industrial Cleaning. Revenues in our Industrial Cleaning segment increased $123.5 million, or 86.1%, to $267.0 million for the year ended December 31, 2008, from $143.5 million for the year ended December 31, 2007. The increase was primarily due to the inclusion in our 2008 revenues of a full twelve months of revenues from our Aquilex HydroChem business, which we acquired in June 2007. Prior to the acquisition, we did not have an Industrial Cleaning business or segment.

Cost of revenue, exclusive of depreciation

Cost of revenue, exclusive of depreciation, increased $117.5 million, or 43.4%, to $388.4 million for the year ended December 31, 2008, from $270.8 million for the year ended December 31, 2007. Cost of revenue as a percentage of revenue decreased 2.0% to 67.1% for the year ended December 31, 2008, from 69.1% for the year ended December 31, 2007.

SRO. Cost of revenue, exclusive of depreciation, increased $37.5 million, or 21.0%, to $215.7 million for the year ended December 31, 2008, from $178.3 million for the year ended December 31, 2007. Cost of revenue as a percentage of revenue decreased 2.7% to 69.1% for the year ended December 31, 2008, from 71.8% for the year ended December 31, 2007. This decrease in cost of revenue as a percentage of revenue primarily resulted from improvements in project management and implementation of quality processes, along with best practices for specialty welding and construction projects.

Industrial Cleaning. Cost of revenue, exclusive of depreciation, increased $80.1 million, or 86.5%, to $172.6 million for the year ended December 31, 2008, from $92.6 million for the year ended December 31, 2007. Cost of revenue as a percentage of revenue increased 0.2% to 64.7% for the year ended December 31, 2008, from 64.5% for the year ended December 31, 2007. The cost of revenue as a percent of revenue remained constant for each period.

Cost of revenue - Depreciation

Depreciation and amortization costs increased $7.5 million, or 42.5%, to $25.3 million for the year ended December 31, 2008, from $17.8 million for the year ended December 31, 2007. The increase was due almost entirely to the reflection in 2008 of a full year of depreciation and amortization expense related to the higher asset base we recorded following our acquisitions of Aquilex HydroChem and Aquilex SMS.

SRO. Depreciation and amortization costs in our SRO segment increased by $0.9 million, or 14.0%, to $6.9 million for the year ended December 31, 2008, from $6.1 million for the year ended December 31, 2007.

Industrial Cleaning. Depreciation and amortization costs in our Industrial Cleaning segment increased by $6.7 million, or 57.2%, to $18.4 million for the year ended December 31, 2008, from $11.7 million for the year ended December 31, 2007.

Gross profit

Gross profit increased $62.2 million, or 60.3%, to $165.5 million for the year ended December 31, 2008 from $103.3 million for the year ended December 31, 2007. Substantially all of the increase was due to the inclusion in 2008 results of a full year of results from Aquilex HydroChem and Aquilex SMS. Excluding the effects of these acquisitions, gross profit in 2008 and 2007 was $76.9 million and $65.0 million, respectively. Gross profit margin improved to 28.6% in 2008 from 26.4% in 2007.

SRO. Gross profit in our SRO segment increased $25.5 million, or 39.8%, to $89.6 million for the year ended December 31, 2008, from $64.1 million for the year ended December 31, 2007. The increase reflected higher revenues and the impact of an improvement in gross margin, to 28.7% for 2008 from 25.8% for 2007. The improvement in margin was largely the result of improvements in project management and implementation of quality processes and best practices for specialty welding and construction projects.

Industrial Cleaning. Gross profit in our Industrial Cleaning segment increased $36.7 million, or 93.8%, to $75.9 million for the year ended December 31, 2008, from $39.2 million for the year ended December 31, 2007. The increase was primarily due to the revenues in 2008 of a full twelve months from our Aquilex HydroChem business, which we acquired in June 2007. The increase also reflected the impact of an improvement in gross margin, to 28.4% for 2008 from 27.3% for 2007. The improvement in margin was largely the result of $5.1 million of positive impact from lower industrial cleaning labor costs resulting from improved utilization practices, partially offset by higher fuel costs of $2.2 million.

Selling, general and administrative expense

SG&A expense increased $42.9 million, or 69.3%, to $104.7 million for the year ended December 31, 2008, from $61.8 million for the year ended December 31, 2007. This was largely the result of an increase in SG&A expense in our Industrial Cleaning segment, reflecting a full year of SG&A costs in that segment for 2008, an increase in SG&A expense in our SRO segment, reflecting a full year of SG&A costs associated with Aquilex SMS (which we acquired in July 2007), and higher SG&A expense in our corporate segment, which increased $6.3 million, or 120.6%, to $11.5 million for 2008 from $5.2 million for 2007. As a percentage of revenues, SG&A expense increased to 18.1% of revenues in 2008 from 15.8% of revenues in 2007. Excluding the effects of our acquisitions of Aquilex HydroChem and Aquilex SMS, 2008 and 2007 SG&A expense were $39.2 million and $29.5 million, respectively.

SRO. SG&A expense in our SRO segment increased $10.7 million, or 37.1%, to $39.7 million for the year ended December 31, 2008, from $29.0 million for the year ended December 31, 2007. The increase was primarily the result of the inclusion in our 2008 results of a full twelve months of SG&A expense related to our Aquilex SMS business (which accounted for $7.4 million of the increase in SG&A expense). Aquilex SMS accounted for $12.1 million of the total SG&A expense in our SRO segment for the year ended December 31, 2008. The other increases in 2008 SG&A expense, totaling $4.7 million, were primarily a result of an increase in sales and marketing activities, safety management costs and bad debt expense, partially offset by a reduction in labor costs. 2008 SG&A expense in our SRO segment represented 12.7% of 2008 SRO revenues, compared to 11.7% in 2007.

Industrial Cleaning. SG&A expense in our Industrial Cleaning segment increased $25.8 million, or 93.2%, to $53.4 million for the year ended December 31, 2008, from $27.6 million for the year ended December 31, 2007. The increase was the result of our Industrial Cleaning segment existing for only a portion of 2007 as well as higher compensation and benefits expense. 2008 SG&A expense in our Industrial Cleaning segment represented 20.0% of 2008 Industrial Cleaning revenues, compared to 19.3% in 2007.

Corporate. The increase in our corporate SG&A expense was driven principally by one-time consulting costs related to business and process improvement initiatives incurred during 2008.

Business sale costs

Business sale costs increased $38.6 million to $52.4 million for the year ended December 31, 2008, from $13.8 million for the year ended December 31, 2007. Business sale costs for 2008 represented merger and acquisition fees of $20.2 million, costs associated with change in control fees and the acceleration and redemption of unit options held by management of $28.9 million and other professional fees of $3.3 million, all related to the Teachers’ Acquisition. Business sale costs for 2007 were incurred in conjunction with our acquisition by affiliates of Harvest Partners and were primarily merger and acquisition and professional fees.

Depreciation and amortization

Depreciation and amortization costs increased $3.6 million, or 27.0%, to $17.0 million for the year ended December 31, 2008 from $13.4 million for the year ended December 31, 2007. The increase was due almost entirely to the reflection in 2008 of a full year of depreciation and amortization expense related to the higher asset base we recorded following our acquisitions of Aquilex HydroChem and Aquilex SMS.

SRO. Depreciation and amortization costs in our SRO segment increased by $0.9 million, or 36.3%, to $3.6 million for the year ended December 31, 2008, from $2.7 million for the year ended December 31, 2007.

Industrial Cleaning. Depreciation and amortization costs in our Industrial Cleaning segment increased by $2.4 million, or 70.6%, to $5.7 million for the year ended December 31, 2008, from $3.3 million for the year ended December 31, 2007.

Operating income (loss)

For the reasons discussed above, operating income declined $22.9 million to an operating loss of $8.5 million for the year ended December 31, 2008, from operating income of $14.3 million for the year ended December 31, 2007. Operating margin was (1.5)% in 2008, compared to 3.7% in 2007.

SRO. Operating income in our SRO segment increased $13.7 million, or 42.4%, to $46.2 million for the year ended December 31, 2008 from $32.5 million for the year ended December 31, 2007. Operating margin was 14.8% for 2008, compared to 13.1% for 2007.

Industrial Cleaning. Operating income in our Industrial Cleaning segment increased $8.6 million, or 104.9%, to $16.8 million for the year ended December 31, 2008 from $8.2 million for the year ended December 31, 2007. Operating margin was 6.3% for 2008, compared to 5.7% for 2007.

Interest expense, net

Interest expense increased $11.9 million, or 40.5%, to $41.2 million for the year ended December 31, 2008 from $29.3 million for the year ended December 31, 2007. The increase was primarily attributable to increased indebtedness incurred during 2007 in connection with our acquisitions of Aquilex SMS and Aquilex HydroChem. Our average debt during 2008, net of original issue discount, was $390.9 million, compared with $272.6 million during 2007.

Other, net

Other, net decreased $2.6 million to expense of $0.8 million for the year ended December 31, 2008, from income of $1.8 million for the year ended December 31, 2007. The change from 2007 to 2008 resulted from foreign currency translation losses associated with our foreign subsidiaries.

Income taxes

Our yearly income tax provision includes taxes associated with taxes currently payable and deferred taxes. The income tax benefit increased $4.3 million to $9.6 million for the year ended December 31, 2008, from $5.3 million for the year ended December 31, 2007. Although pre-tax loss was $57.9 million for the combined results for the year ended December 31, 2008 compared to a loss of $18.3 million for the combined results for the year ended December 31, 2007, the overall tax benefit in 2008 was reduced due to non-deductible transaction costs and non-deductible compensation. Based upon uncertainty of sufficient future taxable income, a valuation allowance was established as of December 31, 2007 to fully reserve certain state NOL carryforwards. Our effective income tax rate for the year ended December 31, 2008 was 16.6% and for the year ended December 31, 2007 was 28.7%. Our effective income tax rates for the years ended December 31, 2008 and 2007 differed from the federal statutory rate principally because of state and local income taxes, non-deductible transaction costs, non-deductible compensation and deduction limitations on the per diem amounts we pay to our field employees and changes to the valuation allowance for certain state NOL’s.

Non-GAAP Measures

EBITDA, a measure used by management to measure operating performance, is defined as net income plus interest expense (income), net, taxes, depreciation and amortization. EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as tax payments and debt service requirements. Management believes EBITDA is helpful in highlighting trends because EBITDA excludes the results of decisions that are outside the control of operating management and can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. Management compensates for the limitations of using non-GAAP financial measures by using them to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. Because not all companies use identical calculations, these presentations of EBITDA may not be comparable to similarly titled measures of other companies.

Adjusted EBITDA is defined as EBITDA further adjusted to exclude certain non-cash or unusual items permitted in calculating covenant compliance in our Credit Agreement. We believe that the inclusions of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future.

We present Adjusted EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry and because these adjustments are necessary to calculate our covenant compliance under our Credit Agreement. You are encouraged to evaluate each adjustment and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	they do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect the significant interest expense, or the cash requirements necessary to service interest on our debts;

•	they do not reflect our income tax expense or the cash requirements to pay our taxes;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA from net loss.

	For the six months ended June 30,		For the year ended December 31,
($ in thousands)	2010	2009	2009	Combined 2008	Combined 2007
Net loss	$(25,130)	$(8,382)	$(56,065)	$(48,318)	$(13,179)
Interest expense, net	23,203	28,064	57,619	41,155	29,296
Income tax benefit	(14,416)	(2,550)	(10,946)	(9,592)	(5,254)
Depreciation and amortization	18,680	21,467	41,852	42,295	31,137

EBITDA	2,337	38,599	32,460	25,540	42,000

Adjustments to EBITDA
Business sale costs (a)	—	—	—	52,396	13,752
Legacy divestment costs (b)	—	—	—	—	120
Financing transaction costs (c)	202	—	1,012	6,479	319
Restructuring and process improvement costs (d)	—	3,760	4,665	1,716	1,129
Goodwill and intangible impairment loss (e)	—	—	44,147	—	—
Incentive units expense (f)	743	410	1,500	—	—
Loss on extinguishment of debt (g)	24,424	—	4,219	7,362	5,107
Unusual or non-recurring losses (h)	445	—	—	—	—
Other (i)	690	1,356	12	8,102	—

Adjusted EBITDA	$28,841	$44,125	$88,015	$101,595	$62,427

(a)	Reflects costs associated with the sale of Aquilex Corporation to affiliates of Harvest Partners on January 31, 2007 and the sale of Aquilex Holdings to affiliates of Teachers’ on December 15, 2008. These costs include expenses and fees related to equity distributions to management, payments made to equity holders, financial advisory and legal fees and other expenses. See Note 1 to our audited annual consolidated financial statements included elsewhere in this Prospectus.
(b)	Reflects costs related to our former Wheelabrator Air Pollution Control business, which we sold to Siemens Westinghouse Power Corporation in October 2005. Amounts reflect settlement amounts, legal fees and arbitration costs associated with a claim asserted against us by the buyer in connection with the sale.
(c)	Reflects costs associated with our consideration of, and preparation for, several financing transactions in 2008. This included expenses related to preparation of financial statements and other financial information and the establishment of internal control processes. For the six months ended June 30, 2010, the amount reflects accounting and legal fees incurred as a result of this offering.
(d)	Reflects costs incurred in connection with a corporate initiative to integrate and improve our Aquilex HydroChem and Aquilex SMS businesses. Expenses in 2008 and 2007 included consultant fees related to the integration and operational efficiencies of our Industrial Cleaning segment ($0.8 million in 2007 and $1.2 million in 2008), a corporate compensation study ($0.1 million in each of 2007 and 2008) and other costs ($0.2 million in 2007 and $0.4 million in 2008). Expenses in 2009 included consulting fees and costs associated with a market opportunity and sales force effectiveness study ($2.4 million), the establishment of standard procedures for branch operations in our Industrial Cleaning segment ($1.6 million) and the consolidation of our back office operations ($0.3 million).
(e)	Reflects the writedown of our goodwill and intangible assets as of September 30, 2009 as a result of a valuation assessment conducted in connection with the reorganization of our reporting units. The assessment concluded that goodwill in our SRO segment had been impaired and a non-cash charge of $44.1 million was recorded as of September 30, 2009. A valuation of these assets had previously been performed in connection with the Teachers’ Acquisition on December 15, 2008. See “—Results of Operations” and Note 6 to our audited consolidated financial statements.
(f)	Reflects expenses associated with vesting of time-vested profits interest units granted to members of Aquilex management. The value of these units was determined using the Black-Scholes-Merton method and the expense recorded as a non-cash compensation charge in SG&A. See Note 2 to our audited annual consolidated financial statements included elsewhere in this Prospectus.
(g)

Reflects the removal of the loss on extinguishment that resulted from the writeoff of deferred financing and original issue discount balances associated with the repayment of outstanding debt made in connection with the Teachers’ Acquisition (for 2008 amounts) and the refinancing of senior debt obligations with the proceeds of our issuance of senior notes (for 2009 amounts). Additionally, on April 1, 2010, we entered into an amended and restated credit agreement (the “Credit Agreement”) with a syndicate of lenders providing for a term loan facility in an aggregate principal amount of $185 million and a revolving credit facility of up to $50 million. We used the proceeds of the term loan to repay the entire $176 million that had been outstanding under the previous credit facility and to pay certain fees and expenses associated with such repayment and the Credit Agreement. As a result of the repayment, we recognized a loss on extinguishment of $24.4 million resulting from the write-off of the related deferred financing costs, original issue discount amounts and a prepayment penalty.

(h)	Reflects certain severance costs recognized as being unusual and non-recurring losses. The severance payments, as described under “—Executive Compensation—Potential Payments Upon Termination or Change of Control” were to Mr. Ledford in connection with his termination and the elimination of the position.
(i)	Amounts in 2008 primarily reflect non-recurring expense due to 2008 Hurricane Ike ($5.2 million), management fees paid to Harvest Partners ($2.0 million) and payments made to previous owners of Aquilex HydroChem ($0.1 million). Amounts in 2009 and 2010 primarily reflect the impact of unrealized foreign currency transaction gains and losses.

Liquidity and Capital Resources

Our working capital and cash flows from operations are directly related to the demands for critical maintenance, repair and industrial cleaning solutions in the various markets we serve and the overall utilization of our skilled workforce and the rates that are charged for these services. Our ability to generate or access cash is subject to events beyond our control, such as declines in the demand for energy or petrochemical products and the corresponding reductions in our customers’ production activities and revenues or profits, cost-cutting measures as a result of declines in the general economy, declines in available credit which could cause our customers’ to cancel or postpone projects, and changes in competitive, legislative, regulatory or other factors. Our maintenance and repair business continues to be adversely effected by project deferrals by our customers. These deferrals negatively impact our working capital and cash flows from operations.

At June 30, 2010, we had cash and cash equivalents of $8.0 million, working capital of $63.3 million and outstanding debt obligations of $399.3 million. At June 30, 2010, the Company had $13.3 million outstanding letter of credit obligations. Our ability to satisfy our expenses and debt obligations will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors. We will not be able to control many of these factors, such as economic conditions and government regulation.

At June 30, 2010, the available revolving capacity under our revolving credit facility was $36.7 million. Our ability to access our revolving credit facility is contingent upon our continued compliance with certain covenants on the various facilities, described more fully below and in Note 8 in our accompanying condensed financial statements.

On December 23, 2009 we completed the sale of $225 million 11 1 /8 % Senior Notes due 2016. Under the terms and subject to the conditions contained in a purchase agreement dated December 16, 2009, we received approximately $207.7 million in net cash proceeds from the sale of the notes, after initial purchasers’ discount, original issue discount and fees and expenses. We used these net cash proceeds to redeem the $156.1 million aggregate principal amount outstanding of our existing senior notes and accrued interest thereon to the date of repayment. The balance of such net cash proceeds was used to reduce the amounts of term loans outstanding under our Credit Agreement.

On April 1, 2010, we and certain of our subsidiaries entered into an amended and restated credit agreement (the “Credit Agreement”) with a syndicate of lenders providing for a term loan facility in an aggregate principal amount of $185 million and a revolving credit facility of up to $50 million. See “Description of Other Indebtedness.” We used the proceeds of the term loan to repay the entire $176 million that had been outstanding under the previous credit facility and to pay certain fees and expenses associated with such repayment and the Credit Agreement.

Our Credit Agreement contains certain restrictive covenants that include a minimum interest coverage ratio, maximum leverage ratio and maximum secured leverage ratio, The minimum cash interest coverage ratio, the maximum leverage ratio and the maximum secured leverage ratio are computed based on the Company's financial results for the last twelve months ended. Descriptions of these financial covenants are as follows:

•	A minimum interest coverage ratio, ranging from 1.75:1 to 2.75:1 over the term of the Credit Agreement

•	A maximum leverage ratio, ranging from 5.75:1 to 3.25: 1 over the term of the Credit Agreement

•	A maximum secured leverage ratio ranging from 2.75:1 to 2.50:1 over the term of the Credit Agreement.

The Credit Agreement also contains other covenants, which among other things; limit the incurrence of additional indebtedness, investments, transactions with affiliates, asset sales, mergers and consolidations, and other matters customarily restricted in such agreements.

As of June 30, 2010, the Company was in compliance with all of its financial covenants in its Credit Agreement. Based on our current business plan, we believe our existing cash balances, cash generated from operations and borrowing availability under our revolving credit facility will be sufficient to meet our anticipated cash needs and debt covenant compliance requirements for the next twelve months. However, if we are unable to do so, it could have a material adverse impact on our financial position, results of operations, and cash flows. Given current macroeconomic conditions primarily in the United States, specifically related to the demands for critical maintenance, repair and industrial cleaning solutions in the various markets we serve and the overall utilization of our skilled workforce and the rates charged for their services, there is a risk that the Company may not be able to meet its financial covenants over the next 12 months. Execution of our business plan and continued compliance with our debt covenants are dependent upon us obtaining a minimum level Adjusted EBITDA which is defined as EBITDA further adjusted to exclude certain non-cash or unusual items permitted in calculating covenant compliance in our Credit Agreement. Our forecasted Adjusted EBITDA contains certain estimates and assumptions regarding the demand and rates for our services and operating and general and administrative expenses which could prove to be inaccurate. It also contains an estimate of the extent and timing of the release of deferred maintenance and repair projects by our customers. A deviation from one or more of these estimates or assumptions could result in a violation of one or more of our covenants which could result in all or a portion of our outstanding debt becoming immediately due and payable.

If we are unable to generate sufficient cash flow or are otherwise unable to obtain funds necessary to meet required payments of principal and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in the agreements governing our indebtedness, including the covenants contained in our Credit Agreement, we would be in default under the terms of the agreements governing such indebtedness. Prior to such default, the Company could consider opportunities to reduce certain discretionary expenditures or prepay certain amounts of principal outstanding under the Credit Agreement. In the event of such a default under our Credit Agreement, including a failure to satisfy the specified financial ratios, the Company would need to seek (i) an equity contribution, as discussed below , or (ii) a waiver of all covenant defaults under the Credit Agreement.

In accordance with our Credit Agreement, for purposes of determining compliance with the financial covenants, an equity contribution directly or indirectly made to the Company on or prior to the day that is 10 business days after the day on which financial statements are required to be delivered for a fiscal quarter pursuant to the Credit Agreement will, at the request of the Company, be included in the calculation of Adjusted EBITDA solely for the purposes of determining compliance with financial covenants at the end of such fiscal quarter and applicable subsequent periods (any such equity contributions so included in the calculation of Adjusted EBITDA, a “Specified Equity Contribution”); provided that (a) in each consecutive four fiscal quarter period, there shall be at least two fiscal quarters in which no Specified Equity Contribution is made, (b) there shall be a total of no more than four Specified Equity Contributions made during the life of the loans under the Credit Agreement, (c) the proceeds of any Specified Equity Contribution shall not be included for purposes of any determination other than compliance with the financial covenants, (d) the amount of any Specified Equity Contribution shall not exceed the amount required to cause the Company to be in compliance with the financial covenants and in no event shall exceed 15% of Consolidated Adjusted EBITDA after giving pro forma effect thereto and (e) the proceeds from any Specified Equity Contribution shall be applied on or prior to the next interest payment date to prepay the loans under the Credit Agreement.

Cash Flows

Six Months Ended June 30, 2010 Compared to the Six Months Ended June 30, 2009

Net Cash Provided by Operating Activities

Our net cash provided by operating activities for the six months ended June 30, 2010 and 2009, was $0.2 million and $26.8 million, respectively. The change was due to a higher net loss, as adjusted for non-cash items, as well as increases in working capital. Our working capital for the six months ended June 30, 2010, as compared to the prior year comparable period was most significantly impacted by the greater increase to accounts receivable of $25.2 million in the six months ended June 30, 2010, the smaller increase to cost in excess of billings of $2.9 million, and offset by the greater decrease to accounts payable and accrued liabilities of $9.8 million. The timing of cash receipts and payments, and certain delays in receiving payments contributed to the overall increase in working capital. Average days outstanding for our receivables were 69.8 and 52.5 for the six months ended June 30, 2010 and 2009, respectively.

Net Cash Used in Investing Activities

Our net cash used in investing activities decreased by approximately $0.9 million for the six months ended June 30, 2010 compared to the corresponding prior year period primarily due to the increased usage of restricted cash of $0.5 million, the decrease in capital expenditures of $0.1 and decrease in proceeds from sales of property and equipment of $0.2 million.

Net Cash Provided By (Used in) Financing Activities

Our net cash provided by financing activities increased by $27.2 million for the six months ended June 30, 2010 compared to the corresponding prior year period due primarily from the $23.2 million net increase from the net proceeds of the long-term debt refinancing and by the $9.7 million decrease in net payments on our revolving credit facility. These increases in cash provided by financing activities were offset by payments of $5.7 million of deferred financing costs for the six months ended June 30, 2010.

Year Ended December 31, 2009 Compared to Combined Year Ended December 31, 2008

Net Cash Provided by Operating Activities

Our net cash generated by operating activities for 2009 and 2008 was $32.8 million and $55.7 million, respectively. Demand for our services typically results in a use of cash from working capital during the second and fourth quarters due to the seasonality in our customer demand patterns and higher turnaround work during these periods. Since we recognize higher revenue during the second and fourth quarters, our net receivables increase during such periods with collections taking place during the subsequent quarter.

Our working capital was affected in 2008 by increasing accounts payable and accrued liabilities and increasing net receivables. These trends reversed in 2009 as our revenues declined. Our accounts payable and accrued liabilities were $58.8 million as of December 31, 2009 and $78.2 million as of December 31, 2008. The impact of increased payables on working capital during 2008 was partially offset by increasing accounts receivable, which were $95.5 million as of December 31, 2008. The effect of lower accounts payable and accrued liabilities for 2009 was more than offset by a decrease in accounts receivable, which were $74.6 million as of December 31, 2009. Average days outstanding for our receivables were 60.2 in 2008 and 56.0 in 2009.

Net Cash Provided by (Used in) Investing Activities

Our net cash provided by (used in) investing activities for 2008 was ($355.4 million), and in 2009 was ($20.8 million). These cash flows are influenced most significantly by our acquisition activity.

Cash used in our acquisition of businesses was $337.1 million in 2008. These acquisitions included Aquilex Holdings, Aquilex HydroChem and Aquilex SMS, and are reported net of cash acquired. Net cash provided by (used in) investing activities in 2009 was related primarily to the acquisition of property, plant and equipment ($14.8 million) and additional purchase price consideration paid to Harvest Partners ($6.3 million).

The change in restricted cash in 2008 was ($0.2 million), and in 2009 was $(0.3 million).

Net Cash Provided by (Used in) Financing Activities

Our net cash provided by (used in) financing activities for 2008 was $351.4 million and in 2009 was ($21.2 million). Our most significant financing activities are our issuances of long-term debt, repayment of long-term debt, repayment of revolver debt and capital contributions from, and distributions to, our sponsors.

We have financed our operations through the issuance of long-term debt and the use of our revolving credit facility. Net cash proceeds from (repayment of) long-term debt in 2008 were ($34.0 million) and in 2009 were ($4.3 million). Net payments on revolving debt for 2009 were ($7.7 million).

We have also financed our operations through capital contributions. Capital contributions (distributions) totaled $396.5 million in 2008, and ($0.3 million) in 2009.

Combined Year Ended December 31, 2008 Compared to Combined Year Ended December 31, 2007

Net Cash Provided by Operating Activities

Our net cash generated by operating activities for 2007 was $17.1 million and for 2008 was $55.7 million. Demand for our services typically results in a use of cash from working capital during the second and fourth quarters due to the seasonality in our customer demand patterns and higher turnaround work during these periods. Since we recognize higher revenue during the second and fourth quarters, our net receivables increase during such periods with collections taking place during the subsequent quarter.

Our working capital was affected in 2007 and 2008 by increasing accounts payable and accrued liabilities and increasing net receivables. Our accounts payable and accrued liabilities were $63.8 million as of December 31, 2007 and $78.2 million as of December 31, 2008. The impact of increased payables on working capital during 2007 and 2008 was partially offset by increasing accounts receivable, which were $93.3 million as of December 31, 2007 and $95.5 million as of December 31, 2008. Average days outstanding for our receivables were 61.2 in 2007 and 60.2 in 2008.

Net Cash Provided by (Used in) Investing Activities

Our net cash provided by (used in) investing activities for combined 2007 was ($421.1 million) and for combined 2008 was ($355.4 million). These cash flows are influenced most significantly by our acquisition activity.

Cash used in our acquisition of businesses were $411.5 million in 2007 and $337.1 million in 2008. These acquisitions included Aquilex Holdings, Aquilex HydroChem and Aquilex SMS, and are reported net of cash acquired.

The change in restricted cash in 2007 was $0.8 million and in 2008 was ($0.2 million).

Net Cash Provided by (Used in) Financing Activities

Our net cash provided by (used in) financing activities for combined 2007 was $417.4 million and for combined 2008 was $351.4 million. Our most significant financing activities are our issuances of long-term debt, repayment of long-term debt, repayment of revolver debt and capital contributions from, and distributions to, our sponsors.

We have financed our operations through the issuance of long-term debt and the use of a revolver. Net cash proceeds from (repayment of) long-term debt in 2007 were $245.2 million and in 2008 were ($34.0 million).

We have also financed our operations through capital contributions. Capital contributions (distributions) totaled $184.0 million in 2007 and $396.5 million in 2008.

Capital Expenditures

Capital expenditures for the six months ended June 30, 2010 were $6.6 million and for the years ended 2009, 2008, and 2007 were $14.7 million, $18.2 million, and $10.9 million, respectively.

Covenants

The Credit Agreement (as amended) contains certain financial maintenance covenants requiring us to maintain certain minimum or maximum financial ratios, as follows: (i) a minimum interest coverage ratio ranging from 1.75:1 to 2.75:1 over the term of the Credit Agreement; (ii) a maximum leverage ratio ranging from 5.75:1 to 3.25:1 over the term of the Credit Agreement; and (ii) a maximum secured leverage ratio ranging from 2.75:1 to 2.50:1 over the term of the Credit Agreement. See “Description of Other Indebtedness.” We were in compliance with these financial covenants as of June 30, 2010.

Contractual Obligations and Other Commitments

As of December 31, 2009, our contractual obligations and other commitments were as follows:

	2010	2011 -2012	2013 - 2014	2015 and beyond	Total
			($ in thousands)
Long-term debt obligations	$6,595	$29,074	$140,074	$225,000	$400,743
Long-term interest payments(1)	41,018	79,145	61,632	49,436	231,231
Capital lease obligations	92	—	—	—	92
Operating lease obligations(2)	5,520	8,159	1,530	3,186	18,395
Liabilities related to uncertain tax benefits(3)	—	—	—	8,239	8,239
Total	$53,225	$116,378	$203,236	$285,861	$658,700

(1)

Includes $26.7 million of outstanding Term Loans at an effective interest rate of 8.5%, $134.1 million of outstanding Term Loans at an effective interest rate of 9.35%, $14.9 million of outstanding Term Loans at an effective interest rate of 9.35% and $225.0 million of senior notes at an 11 1/8% cash interest rate.

(2)	Operating lease obligations consist of future minimum payments under non-cancelable operating leases.
(3)	We have recognized total liabilities related to uncertain tax benefits of $8.2 million as of December 31, 2009. The timing of payments related to these obligations is uncertain; however, none of this amount is expected to be paid within the next year.

Off-Balance Sheet Arrangements

As of December 31, 2009, we had contract bonding obligations amounting to $9.0 million outstanding and operating lease arrangements amounting to $18.4 million outstanding. As of June 30, 2010, we had bonding obligations of $9.9 million. We had no material change in operating lease arrangements as of June 30, 2010.

New Accounting Pronouncements

On July 1, 2009, FASB officially launched the FASB Accounting Standards Codification (the Codification), which has become the single official source of authoritative, nongovernmental, U.S. GAAP, in addition to guidance issued by the SEC. The Codification is designed to simplify GAAP into a single, topically ordered structure. All guidance contained in the Codification carries an equal level of authority. The Codification is effective for all interim and annual periods ending after September 15, 2009. Accordingly, we refer to Codification in respect to the appropriate accounting standards throughout this document as “ASC.” Implementation of the Codification did not have any impact on our consolidated financial statements.

ASC 350-30-35 (FSP No. FAS 142-3)

ASC 350-30-35 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of this update is to improve the consistency between the useful life of a recognized intangible asset under ASC 350-30 (SFAS No. 142), the period of expected cash flows used to measure the fair value of the asset under ASC 350-30 (SFAS No. 142) and other GAAP. This update is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. Our adoption of this guidance effective January 1, 2009 did not have a material effect on our condensed consolidated financial statements.

ASC 820-10 (FSP No. FAS 157-1)

In February 2008, the FASB issued FSP FAS No. 157-1 (“Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13”), ASC 820-10 which removes certain leasing transactions from the scope of ASC 820 (SFAS No. 157) and ASC 820-10 (FSP No. SFAS 157-2) and also defers the effective date of ASC 820 (SFAS No. 157) for one year for certain nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. Beginning January 1, 2009, we adopted the provisions for nonfinancial assets and nonfinancial liabilities that are not required or permitted to be measured at fair value on a recurring basis, which include those measured at fair value in goodwill impairment testing, indefinite-lived intangible assets measured at fair value for impairment assessment, nonfinancial long-lived assets measured at fair value for impairment assessment, asset retirement obligations initially measured at fair value, and those initially measured at fair value in a business combination. Our adoption of this guidance did not have a material effect on our condensed consolidated financial statements.

ASC 805-20-25 (FSP No. SFAS 141(R)-1)

In December 2007, the FASB released the guidance under ASC 805-20 (SFAS 141(R) “Business Combinations”). This standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which are business combinations in the year ending December 31, 2009 for us. Early adoption is prohibited. This standard establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest and the goodwill acquired. Additionally, transaction costs that are currently capitalized under current accounting guidance will be required to be expensed as incurred under ASC 805. This standard also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination.

In April 2009, the FASB issued the guidance under ASC 805-20 (FSP SFAS No. 141(R)-1 “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”). This update applies to all assets acquired and all liabilities assumed in a business combination that arise from contingencies. The update states that the acquirer will recognize such an asset or liability if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If it cannot be determined during the measurement period, then the asset or liability should be recognized at the acquisition date if the following criteria, consistent with ASC 450 (FAS No. 5 “Accounting for Contingencies”) are met: (1) information available before the end of the measurement period indicates that it is probable that an asset existed or that a liability had been incurred at the acquisition date, and (2) the amount of the asset or liability can be reasonably estimated. This update is effective on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We adopted the provisions of ASC 805 for business combinations with an acquisition date on or after January 1, 2009.

ASC 815-10 (SFAS No. 161)

In March 2008, the FASB issued ASC 815 (SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133”). This standard requires enhanced disclosures about an entity’s derivative and hedging activities to improve the transparency of financial reporting. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company has adopted ASC 815-10, which has increased current disclosures but did not have an impact on the Company’s financial position and results of operations.

ASC 855 (SFAS No. 165)

In May 2009, the FASB issued ASC 855 (SFAS No. 165 “Subsequent Events”). This guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. We adopted SFAS No. 165 for the quarter ended June 30, 2009. Our adoption did not have a material effect on our condensed consolidated financial statements.

ASC 810 (SFAS No. 167)

In April 2009, the FASB issued ASC 810 (SFAS No. 167 “Amendments to FASB Interpretation No. 46(R)”). This standard requires a qualitative approach to identifying a controlling financial interest in a variable interest entity (VIE), and requires ongoing assessment of whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. ASC 810 (SFAS No. 167) is effective for annual reporting periods beginning after November 15, 2009. Our adoption of this guidance did not have a material effect on our condensed consolidated financial statements.

Accounting Standards Update (ASU) 2009-13, Revenue Recognition (Topic 605)

In October 2009, the FASB issued amendments to existing standards for revenue arrangements with multiple components. The amendments generally require the allocation of consideration to separate components based on the relative selling price of each component in a revenue arrangement. The amendments are effective prospectively for revenue arrangements entered into or materially modified after January 1, 2011. We are currently evaluating the impact on our financial position and results of operations.

ASU 2010-06, Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued ASU 2010-06. The standard amends ASC Topic 820, “Fair Value Measurements and Disclosures” to require additional disclosures related to transfers between levels in the hierarchy of fair value measurements. ASU 2010-6 is effective for interim and annual fiscal years beginning after December 15, 2009. The standard does not change how fair values are measured; accordingly the standard will not have an impact on our company.

ASU 2010-09, Subsequent Events (Topic 855)

In February 2010, the FASB issued ASU 2010-09, “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements” (“ASU 2010-9”). The standard amends Subtopic 855-10, “Subsequent Events” to remove the requirement for a SEC filer to disclose the date through which subsequent events have been evaluated. ASU 2010-9 is effective upon issuance of the final Update. We do not expect the adoption of ASU 2010-9 to have a material impact on our consolidated financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Except for the ASUs listed above, those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to our company or (iv) are not expected to have a significant impact on our company.

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to market risks, which include changes in U.S. interest rates and to a lesser extent, foreign exchange rates and commodity prices. We do not engage in financial transactions for trading or speculative purposes.

Interest Rate Risk

The interest payable on our Credit Agreement is based on variable interest rates and is therefore affected by changes in market interest rates such as LIBOR and the U.S. Federal Funds Rate and Prime Rate. For the years ended December 31, 2008 and 2009, if the weighted-average variable interest rate applicable to our variable-rate debt had increased by 100 basis points, our interest expense would have increased by $4.5 million for the year ended December 31, 2008 and $2.3 million for the year ended December 31, 2009. However, due to provisions in our Credit Agreement that prescribe minimum levels of certain market interest rates, a 100 basis point increase in the LIBOR or the U.S. Federal Funds Rate or Prime Rate upon which our variable rate is based would not have increased our interest expense during the years ended December 31, 2008 or 2009. Under our revolving credit facility as it was in place until April 1, 2010, until LIBOR exceeded 3.0% per annum, the U.S. Federal Funds Rate exceeded 3.5% per annum or the U.S. Prime Rate exceeded 4.0% per annum, increases in these reference rates would not have increased our interest payments. On April 1, 2010, we entered into an amended and restated Credit Agreement, which contains revised “floors” for these reference rates. See “Description of Other Indebtedness.” Under our amended and restated Credit Agreement, until LIBOR exceeded 1.5% per annum, the U.S. Federal Funds Rate exceeded 2.0% per annum or the U.S. Prime Rate exceeded 2.5% per annum, increases in these reference rates would not have increased our interest payments.

For the six months ended June 30, 2010 and 2009, if the weighted-average variable interest rate applicable to our variable-rate debt had increased by 100 basis points, our interest expense would have increased by $0.9 million and $1.2 million, respectively.

Our interest rate risk objectives are to limit the impact of interest rate fluctuations on earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, we manage our exposure to fluctuations in market interest rate for a portion of our borrowings through the use of fixed-rate debt instruments to the extent that reasonably favorable rates are obtainable with such arrangements. We may, under certain circumstances, be required to enter into derivative financial instruments such as interest rate swaps or caps and treasury options or locks to mitigate our interest rate risk on a related financial instrument or to effectively fix the interest rate on a portion of our variable-rate debt. As of December 31, 2009 and June 30, 2010, we had two interest rate cap agreements in place as follows: (1) an interest rate cap on notional amount of $78.1 million with a term of February 11, 2009 until February 11, 2011 that provides in the event LIBOR exceeds 3.25%, the counterparty will pay us the incremental difference between 3.25% and the current LIBOR rate on the notional amount; and (2) an interest rate cap on notional amount of $68.5 million with a term of February 11, 2009 until February 11, 2011 that provides in the event LIBOR exceeds 3.25%, the counterparty will pay us the incremental difference between 3.25% and the current LIBOR rate on the notional amount. We do not enter into derivative or interest rate transactions for speculative purposes. We regularly review interest rate exposure on our outstanding borrowings in an effort to minimize the risk of interest rate fluctuations.

Foreign currency fluctuations

We perform our SRO services in many countries throughout the world. When we provide services in foreign countries, we generally charge the customer in the currency of the country in which the work is performed. If the U.S. dollar were to increase in value against other currencies, our revenue from these overseas projects, converted into U.S. dollars, would decrease. A hypothetical 1% change in the value of the euro against the dollar would have changed our revenues by $0.2 million for both years ended December 31, 2008 and 2009 respectively. In the future, the percentage of our revenues earned in other currencies may increase as we further expand our sales internationally. Accordingly, we are subject to the risk of exchange rate fluctuations between such other currencies and the dollar. We currently do not hedge currency risk through formal hedge arrangements. However, we currently seek to mitigate currency risk through various cash management policies and we may enter into formal hedge arrangements in the future.

For the six months ended June 30, 2010 and 2009, a hypothetical 1% change in the value of the euro against the dollar would have changed our revenues by $0.7 million and $0.11 million, respectively.

Commodity price fluctuations

We are subject to significant market risk with respect to the pricing of our principal raw materials, which include weld wire and weld gasses in our SRO segment and cleaning chemicals and abrasive materials in our Industrial Cleaning segment. Both of our segments also use various fuels to operate vehicles and equipment and we are also subject to significant market risk with respect to fuel prices. If prices of these raw materials were to increase dramatically, we may not be able to pass on such increases to our customers and, as a result, our gross margins could decline significantly. We manage our exposure to commodity pricing risk by seeking to include surcharge clauses and cost escalation clauses in our customer agreements, continuing to diversify our service mix, strategic buying programs and vendor partnering. Current and potential suppliers are evaluated on a regular basis on their ability to meet our requirements and standards. We actively manage our material supply sourcing, and may employ various methods to limit risk associated with commodity cost fluctuations and availability. We generally do not enter into derivative financial instruments to manage commodity-pricing exposure. At December 31, 2008, December 31, 2009, and June 30, 2010, we did not have any outstanding commodity forward contracts.

BUSINESS

Our Company

We are a leading global provider of critical maintenance, repair and industrial cleaning solutions to the energy industry. We combine our proprietary technology, specialized equipment fleet, skilled workforce and project management expertise to provide a broad range of complementary industrial services. These services are often mandatory and recurring in nature and are essential for optimizing the operating efficiency, utilization, profitability and safety of our customers’ facilities. Through our divisional and branch offices in the United States and Europe, we provide our services to a diverse global base of over 540 customers, primarily in the oil and gas refining, chemical and petrochemical production, fossil and nuclear power generation and waste-to-energy industries. Our customer relationships have extended over many years.

We operate our business in two segments:

Specialty Repair and Overhaul (approximately 55% of 2009 revenues). Our SRO services include welding repair, erosion and corrosion protection and specialized construction services, including component repair. SRO services focus on repairing and improving the service life of new or existing equipment using our proprietary technology. We develop and utilize customized, automated equipment for our SRO services which enables us to improve the efficiency of our pipefitters and boilermakers and allows us to complete repairs in areas characterized by excessive heat, high radiation, complex piping and other structural barriers. We provide services to facilities on a routine, periodic and turnaround basis, as well as emergency work. Turnaround or outage services are required regularly and are critical to the continued operation of facilities. These services are often necessary to comply with government mandates, particularly in the nuclear industry. In 2009, we completed 700 projects. Approximately 83% of the 2009 revenues of our SRO segment was generated from customers located in North America.

Industrial Cleaning (approximately 45% of 2009 revenues). Industrial cleaning is critical to maintaining plant efficiency and safety, typically cannot be deferred by customers for long periods of time and constitutes an essential component of our customers’ regularly daily scheduled in-plant maintenance programs. Our Industrial Cleaning services include recurring maintenance activities, such as hydroblasting, industrial vacuuming, chemical cleaning and tank cleaning, and are focused on the chemical and petrochemical production, oil and gas refining and fossil power generation industries. Industrial Cleaning generates significant recurring revenue from routine, daily maintenance, and since we perform cleaning services at many sites on a daily basis, proximity to our customers is essential. As a result, we maintain a broad geographic network of 82 service locations, 62 of which are co-located on customers’ premises. While our cleaning services typically include the removal of waste from the equipment being cleaned, our customers retain ownership of the resulting waste at all times.

For the year ended December 31, 2009, we generated revenues of $480.9 million and Adjusted EBITDA of $88.0 million. For a reconciliation of Adjusted EBITDA to net income, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures.”

Financial information concerning our business segments and geographic regions for each of 2009, 2008 and 2007 is set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and the notes thereto, and the supplemental financial information included in this Prospectus.

Our Strengths

Our strengths include the following:

Significant recurring services revenue from core baseload plants. Our services are essential to the efficient and continuous operation of process equipment and facilities and, in some cases, are mandated by regulatory agencies such as the NRC and OSHA. As a result, our customers often view us as a critical outsourced solutions provider and typically procure our services on a recurring basis. Our services are crucial to the operation of a customer’s facility and, as a result, are typically a non-discretionary element in the operations and maintenance budget of a facility. The vast majority of the facilities we serve are large plants, including coal and nuclear power plants that provide baseload power demand, large scale refineries and petrochemical plants.

Proprietary, technology-based solutions. Our in-house engineering team develops customized, technology-based solutions that address specific customer needs in each of the end markets in which we operate. These proprietary solutions differentiate our operating segments by allowing us to offer unique solutions and use craft labor more efficiently and safely, providing an economically superior value proposition. For example, in our SRO segment, we have developed automated equipment that allows us to provide more effective welding services for erosion and corrosion protection while servicing plant areas where extreme heat or radiation limits human access. In addition, to address the NRC’s concerns regarding stress cracking of nuclear reactor components, we engineered an automated welding solution that received the first NRC approval in this area. Similarly, in our Industrial Cleaning segment, we utilize automation and proprietary technology to provide differentiated solutions, such as our ultra-high pressure cleaning tooling and automated heat exchanger cleaning technology resulting in increased productivity and improved safety.

Longstanding relationships with premier customer base. We have established longstanding relationships with a diverse group of some of the world’s premier fossil and nuclear power generation, oil and gas refining, chemical and petrochemical production and waste-to-energy companies. Our customer relationships have extended over many years. We also enjoy significant customer diversity, with our largest customer accounting for less than 9% of 2009 revenue.

Broad range of complementary services to diverse energy end markets. We provide a broad range of services and, as a result, we occasionally act as a sole-source provider of multiple complementary services. For example, many energy facility outages frequently require industrial cleaning services as a precursor to the SRO services that we perform. As energy companies continue to outsource the provision of specialized industrial services, we believe our breadth of services, combined with our on-site presence and visibility into customer requirements, positions us to increase our share of ongoing maintenance, repair and industrial cleaning spending.

Extensive industrial services footprint. In 2009, we served over 540 customers in over 25 countries in North America, Europe, Latin America and Asia through an extensive sales network. Our broad geographic presence, branch network, mobile equipment fleet and flexible field workforce allow us to respond rapidly to unscheduled outages and to meet our customers’ maintenance and repair requirements in multiple regions. Our three SRO shop facilities service our original equipment manufacturer, or OEM, partners and complement our field service offerings. In Industrial Cleaning, we believe that proximity to our customers is a key competitive advantage in our industry; therefore, we seek to maintain a presence at or near our customers’ facilities. Approximately 76% of our Industrial Cleaning branches are co-located at customer facilities, which we believe drives customer loyalty and repeat business.

Highly qualified, flexible craft workforce. In addition to our specialized engineers, technicians, project managers and supervisors, we also utilize field craft workers in our SRO segment, including over 2,000 skilled boilermakers and pipefitters, hired on an “as-needed” basis. We believe that we have preferred access to craft workers because we offer them the opportunity to work with “state-of-the-art” automated equipment and provide them with more consistent work hours than our competitors. We benefit from the variable cost structure of our field craft workforce and employ a flexible approach to staffing, hiring both union and non-union workers, in order to satisfy our customers’ preferences. We believe that our large and flexible craft workforce provides us with a competitive advantage in the face of a shortage of select craft workers in North America.

Experienced management team. Our senior management team has an average of over 25 years of experience in the energy and process industries. Our management team has extensive experience in implementing operational changes that increase efficiency and profitability and in growing our business both organically and through the successful integration of acquired entities. Additionally, each member of our senior management team has an ownership stake or other equity interest in our company, which we believe further aligns their interests with those of our stakeholders and provides an incentive for continued growth and increased profitability.

Our Business Strategy

Our business strategy is as follows:

Translating technological innovation into premium, value-added solutions. Our engineering team continually focuses on the development of differentiated, highly engineered and economically beneficial solutions that are critical to the efficiency, quality and safety of our customers’ facilities. For example, our internally developed welding repair solution for stress-induced cracking in nuclear reactors utilizing Alloy 600, a unique metal alloy used in the original construction of those reactors, has become the preferred approach for Alloy 600 cracking mitigation, and its method and design meets or exceeds all regulatory requirements. Among other innovative projects, our engineering team is currently completing the beta development of an automated technology for cleaning heat exchangers that will increase the safety and speed with which we are able to service this critical, high-maintenance plant component. We believe that our ongoing innovation and focus on employing technology to deliver high valued-added services will enhance our reputation and leadership in our industry and increase our market share and profitability.

Expanding existing customer relationships. We have established relationships with a large base of energy-related customers, many of which have facilities at which we do not currently provide services or at which we do not provide our full range of services. In addition, we believe there is significant opportunity to provide services at customer facilities at which we do not currently provide services and increase the scope and number of services provided at facilities that we currently serve. In particular, we believe such opportunities to sell bundled services will increase as we add additional complementary industrial services and provide additional incentives to our segment sales forces to reward successful sales of bundled services.

Adding new customers in our targeted end markets. We continually strive to develop relationships with new customers by promoting our proprietary technology and automated equipment, high service quality and bundled service offerings, which we believe reduce operating costs and downtime while improving safety. In our SRO segment, we intend to maintain our focus on our core energy end markets and leverage our broad geographic presence to increase our customer base globally. In our Industrial Cleaning segment, we plan to expand our presence to new customer facilities in locations adjacent to our existing branch network in order to achieve the benefits associated with geographic proximity.

Extending our portfolio of industrial services. We intend to continue to extend our portfolio of industrial services offered to customers in our targeted energy end markets by developing new service offerings through technology and selective strategic acquisitions. Examples of services we may develop or acquire include coatings, specialized machining, engineering and construction, field machining and inspection. We believe this strategy will enable us to better leverage our sales network and other fixed cost expenditures, increase our share of customers’ industrial services spending, capitalize on ongoing consolidation throughout the industrial services industry and maintain our leading market position.

Expanding our geographic footprint. In North America, we plan to focus on expanding our operations in Canada and the Midwestern, Western and Gulf Coast regions of the United States. In 2009, approximately 91% of our revenue was derived from operations in North America. Our expansion strategy in North America generally involves low capital investment as we seek to open operations on customer sites utilizing existing equipment and available inventory. In Europe, we intend to pursue opportunities in nuclear power generation, waste-to-energy, oil refining and petrochemical industries. In addition, we have begun to pursue refining, petrochemical and power generation opportunities in the Middle East. For example, in the second quarter of 2010, we entered into a joint venture agreement with a Saudi partner, and are in the advanced stage of setting up a business in the Middle East. This venture is pending approval and certification by the Saudi government, which is expected in the fourth quarter of 2010. In Asia, we plan to further expand our refining, petroleum and nuclear services and generally pursue a “follow the customer strategy.”

Continuing focus on operational efficiency. In our SRO segment, we have consolidated several of our on-site field service offices and implemented best practices that track key operating and financial metrics across the segment. In addition, we have consolidated our SRO sales organization to enhance opportunities for sales of bundled services and implemented an incentive-based model to align sales activities with the company’s goals. In our Industrial Cleaning segment, we have established a standard approach to branch management and an optimum performance management system. We have also improved equipment utilization and logistic techniques and have established a company-wide maintenance program for our Industrial Cleaning fleet. Over the past year, we have streamlined several functions of our business, including centralizing back office operations and establishing shared service centers, to increase efficiency and reduce corporate costs. We believe that these and other initiatives will lead to streamlined processes for sales and service delivery and reduced costs, resulting in stronger customer relationships and increased profitability.

History

Aquilex Holdings was originally established by affiliates of Harvest Partners, in connection with their acquisition on January 31, 2007 of Aquilex Corporation (the “Harvest Acquisition”), which is the 100% owned subsidiary of Aquilex Holdings through which we conduct our business. Aquilex Corporation was formed in 2001 and acquired Aquilex WSI in April 2002 and Aquilex SMS in July 2007. In June 2007, Aquilex Holdings acquired HydroChem Industrial Services, Inc., which established our Industrial Cleaning segment. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—History.”

On December 15, 2008, we were acquired from affiliates of Harvest Partners by affiliates of Teachers’.

All of the issued and outstanding membership interests in Aquilex Holdings are held by Aquilex Acquisition Sub. Aquilex Acquisition Sub is a 100% owned subsidiary of Aquilex Holdco. Aquilex Holdco was formed to enable certain members of the management of Aquilex to continue to invest in Aquilex alongside Teachers’ through a roll-forward of their equity interests. The sole general partner of Aquilex Holdco is Aquilex Holdco GP, LLC, the sole member of which is Teachers’. 98.5% of the limited partnership interests of Aquilex Holdco are indirectly held by Teachers’ and approximately 1.5% are held by certain members of executive management and board members of Aquilex Corporation.

Our Services

We provide maintenance, repair, overhaul and industrial cleaning services that are critical to optimizing the operating efficiency, utilization and profitability of our customers’ facilities. Our services improve operational performance, minimize downtime and extend service life at a lower cost than replacement alternatives. We provide our services through two segments: SRO and Industrial Cleaning.

Specialty Repair and Overhaul Services

Our SRO services include specialty welding services primarily intended to mitigate erosion and corrosion of critical process equipment. These services enhance, re-establish or preserve the mechanical and structural integrity of our customers’ plant infrastructure through the application of weld metal alloy overlay, or WMO, that can either repair malfunctioning equipment or improve the service life of new or existing equipment. We provide these services during both scheduled and unscheduled, or emergency, outages. We also offer overhaul and replacement services when repair is not feasible or cost-effective.

We develop and utilize customized, automated equipment for our SRO services, such as advanced remote extraction, welding and inspection systems. Our automated equipment enables us to improve the efficiency of pipefitters and boilermakers required to perform a given task and, using advanced alloy metals, enables the application of an even weld across challenging surfaces and allows us to make repairs in harsh environments in which manual pipefitters and boilermakers cannot access easily or safely. These environments include hard-to-reach areas characterized by excessive heat, high radiation, and complex piping and other structural barriers.

We consider many of our SRO services to be recurring because we frequently perform the same service on multiple occasions for the same customer facility. For example, we may perform orbital welding services upon different components of the same facility during any number of consecutive maintenance outages, even though it is rarely necessary to provide orbital welding solutions to only one particular component more than once over a several-year period.

Within our SRO segment, we provide both nuclear and non-nuclear field services, as well as shop services.

Field Services—Nuclear

We provide highly engineered and customized nuclear field services at our customers’ facilities which we have developed due to the specialized and regulated nature of the nuclear operating environment. We provide these services to nuclear power plants with pressurized water reactors, or PWRs, and boiling water reactors, or BWRs. Our nuclear field services consist of the following:

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Structural overlay services. Our structural overlay services involve the application of high performance alloy coatings, which protect against stress-induced erosion and cracking, water corrosion and caustic corrosion. Our use of high performance alloys, rather than conventional materials, decreases maintenance costs for customers through reduced repair frequency and can also enhance process productivity. Our structural overlay services include our highly specialized Alloy 600 repair solution. Throughout the nuclear reactor fleet, Alloy 600, a unique metal alloy used in the original construction of PWRs, has begun to show stress-induced cracking. Significant welding re-work is required across the fleet of nuclear power plants in the United States. Our Alloy 600 repair solution was one of the first repair solutions designed to mitigate this problem and it meets or exceeds all regulatory requirements.

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Orbital welding services. Our orbital welding services consist of welding around the circumference of infrastructure components and are utilized in various applications in the nuclear industry. Our automated nuclear orbital welding services include the repair and replacement of main steam isolation valves.

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Heat exchanger services. Our heat exchanger repair services address tube-to-tube leakage as well as reduced shell thickness caused by accelerated corrosion. We offer shell replacements, tube-to-tube heat welds, temper bead welding repairs and entire component replacements.

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Specialized nuclear welding services. Our specialized nuclear welding services consist of control rod drive mechanism, or CRDM, repair and nuclear canister services. We use automatic gas tungsten arc welding, or GTAW, to repair CRDM seal failures, significantly reducing radiation exposure relative to the conventional approach of manual stick weld repairs. We also utilize dual head GTAW to seal nuclear storage canisters.

Field Services—Non-nuclear

In addition to our nuclear field services, we provide field services to customers in the fossil power generation, oil and gas refining, chemical and petrochemical production and waste-to-energy industries. Our non-nuclear field services consist of the following:

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Boiler erosion and corrosion services. Our boiler erosion and corrosion services involve the application of a protective coating to boiler and vessel walls using our proprietary Unifuse®overlay process, which includes a high-alloy erosion and corrosion protective coating, as well as analytical evaluation services.

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Orbital welding services. Our non-nuclear orbital welding services apply our nuclear orbital welding expertise and tooling design capabilities to applications in the oil and gas refining and fossil power generation industries. We design and build most of our orbital welding equipment and customize equipment for a wide range of customer applications.

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Boiler repair, construction and overhaul services. We provide a wide range of boiler repair, construction and overhaul services, including entire unit refurbishments, pendant replacements, upper-furnace overhauls, water-wall panel replacements, air reheater rebuilds, steam line repair and replacements, valve replacements and stack and stack lining installations.

Shop Services

We provide shop services at our facilities in Norcross, Georgia; Clearwater, Florida; and Radom, Poland. We offer these services to both OEM customers and directly to end customers. Our shop services enhance energy infrastructure components prior to their installation or during overhaul to improve their efficiency and service life. Our shop services consist of the following:

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180° water-wall erosion and corrosion and 360° tubing erosion and corrosion overlay services. Our water-wall erosion and corrosion, and tubing erosion and corrosion overlay services extend the service life of tubing and water-wall components. We provide uniform overlay services at our tubing weld and water-wall panel overlay stations in each of our three shop facilities. These services apply weld metal overlay along the entire circumference of a pipe or along the entire face of a water-wall panel to produce an erosion and corrosion-resistant surface that extends the life of the component. We provide these services primarily to OEM customers.

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Specialty manufacturing. We provide specialty manufacturing services for superheater panels, 360° spiral wound overlaid panels, economizer and other pressure vessel components, clad water-wall headers and riser tubes. We provide these services primarily to end customers.

Support Services

Through our SRO support services, we provide our customers with root cause analysis and engineered solutions, and ensure the availability and mobilization of the materials, equipment and workers necessary for the efficient execution of our SRO services. Our support services include turnkey project management, quality management, code compliance, metallurgy analysis, structural finite element analysis and emergency customer services. In particular, our expertise in equipment and tooling engineering, along with our machine design and fabrication capabilities, enable us to develop customized, cost-effective solutions to meet a wide range of customer needs.

Industrial Cleaning Services

We provide industrial cleaning services primarily to the chemical and petrochemical production, oil and gas refining and fossil power generation industries. Our Industrial Cleaning services improve or sustain the operating efficiency and extend the useful life of process equipment and facilities. Our services are delivered through routine daily maintenance and turnaround programs. These services help maintain the integrity and performance of industrial facilities and consist primarily of hydroblasting, industrial vacuuming, chemical cleaning and tank cleaning. We also offer a variety of other services, including waste minimization and new component commissioning. Some of our cleaning services may require us to transport hazardous waste within or between customer facilities for disposal by the customer at its facility. While such cleaning services typically involve the removal of waste from the components being cleaned, our customers retain ownership of the resulting waste at all times.

Since we perform most of our Industrial Cleaning services daily, proximity to our customers is essential. As a result, we maintain a broad geographic network consisting of 82 service locations, 62 of which are located on-site at our customers’ facilities. In addition, we operate a mobile and specialized fleet of industrial cleaning vehicles, which we believe is the largest fleet of its kind in our industry.

Hydroblasting

Our hydroblasting services involve the application of high pressure and ultra-high pressure, or UHP, streams of water to clean interior and exterior surfaces and to clear piping, tubes and lines. We provide our hydroblasting services using equipment, including pumps and high pressure hoses, that are attached to specialized delivery systems and nozzles. Water pressures typically range from 5,000 to 40,000 pounds per square inch, or psi, and water volumes generally range from one to 300 gallons per minute. Through our UHP hydroblasting, we employ specialized tooling, high pressure hoses and hydroblasting “guns” to generate water pressures ranging from 20,000 psi to 40,000 psi, allowing us to remove tough deposits and scales resistant to lower pressure tooling.

Hydroblasting is particularly effective in cleaning deposits that cannot be chemically dissolved or are located on surfaces where the circulation of chemical cleaning solvents is not feasible. Hydroblasting is also used to clean or prepare surfaces before welding, inspection or painting and to clean exterior surfaces for cosmetic purposes.

Since the use of spark and flame producing devices in our customers’ facilities is generally prohibited due to fire hazard concerns, it is difficult to make cuts in vessels and structures necessary for modifications. We have developed UHP hydroblasting technology that can also be used to cut steel or concrete without creating sparks or flames in order to address this concern. Through this application of UHP hydroblasting, marketed as WaterLazer™, we can produce cuts through steel of up to five inches in thickness and cuts through concrete of up to 36 inches in thickness.

We recently introduced STARS™, which provides our customers with the ability to automate the cleaning of heat exchangers while at the same time minimizing human exposure to safety hazards from this process. In addition to enhancing cleaning effectiveness, beta testing of this technology has shown that it improves heat transfer effectiveness, resulting in significant energy savings for our customers.

Industrial Vacuuming

Our industrial vacuuming services, consisting of air and liquid vacuuming, are used to collect industrial waste liquids and solid debris in order to recover these materials for disposal or recycling. We also remove waste from sumps, prepare tanks and other storage facilities for routine maintenance, and provide additional types of cleaning and maintenance services. We provide air vacuuming services by utilizing our fleet of specialized vehicles, along with our trailer-mounted equipment, to collect and remove a variety of solid and semi-solid materials including dust, powder, oil, resins, wood chips, steel and plastic pellets and bricks. Our liquid vacuuming services utilize conventional vacuum trucks that maintain constant negative tank pressure for the removal of liquid waste, sludge and consumed process fluids from pits, ponds, tanks and process equipment.

Chemical Cleaning

Our chemical cleaning services typically involve circulating chemical solvents through our customers’ process equipment, piping and tanks or other storage vessels under controlled temperature and pressure conditions for specific periods of time. Chemical cleaning is utilized to dissolve substances on surfaces that are inaccessible to hydroblasting, or where chemical cleaning is more effective or safer than hydroblasting. Chemical cleaning may also involve the application of chemical solvents to deposits on surfaces that cannot be cleaned with water. The solvent compounds are typically unique to their application and must be blended and applied by skilled technicians.

Chemical cleaning is used in a variety of applications in the oil refining industry, including the use of degassing process equipment and tanks in removing volatile substances. In addition, chemical cleaning is sometimes required in connection with the commissioning, or pre-operational cleaning, of new equipment in order to remove soil, debris and other substances that may accumulate during construction. Using pumping and circulating equipment, we circulate the appropriate chemical solution through the process equipment. As part of our chemical cleaning services, in many instances, we customize our cleaning solution based on our laboratory analysis of a sample of the fouling deposit or substance. This analysis enables us to improve the efficiency of our Industrial Cleaning services by identifying and utilizing the appropriate chemical solvent for a particular deposit or situation.

Tank Cleaning

We clean a variety of above-ground storage tanks using either automated or manual equipment. These tanks range from large crude oil and waste water storage tanks to smaller tanks used for the storage of a wide range of finished chemical products or chemicals used in the production process. We do not clean or service underground fuel tanks or waste storage tanks.

We remove sludge from tanks by transforming the sludge into a removable state by injecting and circulating a mixture of diesel fuel and other products and then removing the sludge with an industrial vacuum. Once it has been removed from the tank, the sludge is processed with a centrifuge or filter to separate the solid components for disposal or recycling, all of which is done by the customer.

We clean many of the smaller chemical storage tanks using our GTTM (Gas-Tight) process. This process utilizes robotics to clean and degas a tank without releasing vapors into the atmosphere. This process keeps our workers from operating in hazardous environments and is also particularly useful in instances where local environmental regulations restrict the release of volatile organic compounds.

Other Industrial Cleaning Services

We provide a number of other Industrial Cleaning services. Commissioning services, which generate the vast majority of our revenues from these other services, include a variety of processes used in cleaning newly constructed plant components. These services include cleaning steam path components using our SILENTSTEAM® process, as well as applying flushing, cleaning and other processes to piping, vessels, boilers, and lubrication and hydraulic oil systems. Depending on their nature, commissioning services may also involve hydroblasting, chemical cleaning, industrial vacuuming or other industrial cleaning services.

Joint Venture Arrangement

In the second quarter of 2010, we announced that we had entered into a joint venture agreement with a Saudi partner, and we are in the advanced stage of setting up a business in the Middle East. This venture is pending approval and certification by the Saudi government, which is expected in the fourth quarter of 2010. This joint-venture will provide Aquilex with the opportunity to establish itself in an attractive new market.

Intellectual Property, Technology and Automation

We have developed an extensive portfolio of technological capabilities and intellectual property. We apply our technology and intellectual property to develop new services and to extend our existing capabilities. Both the SRO and Industrial Cleaning segments are staffed with specialized engineers and chemists who consult regularly with our customers’ engineers and develop innovative solutions throughout an entire project, from field inspection, structural/tool design and process development to tooling integration and service implementation. The following table sets forth a selection of our key technologies and their applications:

Technology	Application
Pendant Overlay	Provides erosion and corrosion protection for the upper-furnace section of boilers.

Remote Video Welding	Utilizes fiber-optic cable for remote welding at distances of up to one mile from a welding site.

Robotic Cleaning Process	Minimizes human involvement and safety concerns and is used in the cleaning of oil refineries and petrochemical production facilities.

STARS™	Automates cleaning of heat exchangers and minimizes human exposure to safety hazards from this process.

Technology	Application
Unifuse®360 Technology	Applies spiral WMO around the circumference of a tube and is applied to boilers in fossil power plants, waste-to-energy plants and other corrosive environments.

WaterLazer™	Applies UHP hydroblasting to cut metal and concrete.

The recently created Aquilex Technology Center combines the technical strength of all of our engineering disciplines to provide greater collaboration among our engineers and the sharing of common technology platforms.

We have developed various proprietary tooling and techniques that we consider trade secrets. We have also obtained U.S. trademark registrations for certain of the key trademarks that we use to identify our services, including “HydroChem” and “UNIFUSE®.”

We believe that the complexity of our processes, methods and technologies, and the know-how incorporated in them, makes it difficult to copy or replicate their features. We rely on a combination of confidentiality agreements, copyrights and, to a lesser extent, patents and trademarks to protect our intellectual property, trade secrets and know-how.

To protect our know-how and trade secrets, we customarily require our permanent employees to execute confidentiality agreements or otherwise agree to keep our proprietary information confidential when their relationship with us begins. Typically, our employment contracts with permanent employees also include clauses requiring our employees to assign to us all inventions and intellectual property rights they develop in the course of their employment and to agree not to disclose our confidential information.

As we develop new services, we intend to pursue patent and other intellectual property rights protection, when practical, for our core processes, methods and technologies. Further, as we enter new markets, we will evaluate how best to protect our processes, methods and technologies in those markets. We intend to defend our intellectual property rights vigorously when necessary.

Equipment

We utilize a specialized equipment fleet in providing our services, which we maintain on a regular basis. We design, build and maintain substantially all of the automated equipment used in providing our SRO services, including over 200 welding systems. Our Industrial Cleaning segment’s equipment fleet includes water blasting pumps with a varying range of pressure capabilities; air flow vacuum trucks; liquid-moving vacuum trucks; “combination” or “sewer” vacuum trucks; chemical circulator and tanker combinations; service, towing, and personnel transportation vehicles; and mobile laboratories. We own a substantial majority of our equipment fleet and lease the remainder. We do not depend on any single supplier of equipment and have not experienced any equipment supply shortages to date.

Raw Materials

Our primary raw materials include weld wire, weld gases, cleaning chemicals and abrasive materials such as sand and garnet. Among these, weld wire constituted the largest percentage of our raw material costs in 2009. We do not depend on any single supplier for any raw materials used in our business and have not experienced supply shortages to this date.

Sales and Marketing

We sell, market and provide our SRO services under the Aquilex WSI and Aquilex SMS brands. We market our Industrial Cleaning services under the Aquilex HydroChem brand. We sell our services through direct interaction with our clients, and focus on selling multiple services to each client. Our experienced sales and marketing teams have cultivated and maintained strong, long-term relationships with customers across the end markets we serve. Our sales effort is organized by segment and geographic region, with sales offices in North America and Europe, supplemented by independent sales representatives in select geographic markets that do not currently require dedicated resources. Within our SRO segment, our nuclear and non-nuclear field services sales teams focus primarily on sales to end customers and are assigned to core energy markets such as coal or refining, while our shop services sales team focuses on sales to both OEM and end customers. Our Industrial Cleaning sales team focuses on gaining new customers and on expanding opportunities with existing customers.

In order to identify new sales opportunities, we continually gather and assess market information about current and potential customer facilities that may have a need for, or benefit from, our services. In our SRO segment, we focus on scheduled maintenance, overhaul outages and new plant construction to identify and target potential customers. Additionally, we conduct ongoing needs assessments for our existing customers’ facilities. Our sales efforts highlight our ability to be productive as well as both the cost and time benefits of our services versus those of our competitors. Furthermore, our process positions us as a premier source of innovative solutions and technology in our industry. We also highlight our ability to provide bundled industrial services to our customers, offering them the option to obtain a broad range of complementary industrial services from a single source.

Licensing and Certifications

The licenses and certifications we hold are an important and, in some cases, critical element in our ability to maintain and develop customer relationships and win new customers. We hold all required state licenses in each of the states in which we do business. With respect to our SRO services, we hold the following National Board of Boiler and Pressure Vessel Inspectors, or NBIC, and the American Society of Mechanical Engineers, or ASME, symbol stamps, which enable us to provide the following associated services:

•	NBIC “R”—repair power boilers and pressure vessels;

•	ASME “S”—manufacture and assemble power boilers;

•	ASME “U”—manufacture and assemble unfired pressure vessels;

•	ASME “PP”—fabricate and assemble pressure piping;

•	NBIC “NR”—repair nuclear components; and

•	ASME “NPT”—fabricate nuclear components.

We would not be able to perform services in the nuclear industry without the NR and NPT stamps.

Safety Measures

In order to minimize the dangers inherent in the services we perform, we provide our workers with broad training and education and have developed comprehensive safety programs, policies and procedures. We believe that excellence in worker safety requires a comprehensive process, which begins with hiring and continues throughout the tenure of employment. Our safety programs are developed in order to meet the following primary objectives: (1) ensure the safety of our workers and our customers’ employees; (2) control insurance and claims costs; (3) satisfy customers’ increasing safety and training requirements; (4) meet increasingly stringent governmental and regulatory requirements; and (5) improve overall performance. The following safety programs are currently in place:

•	pre-employment substance abuse screening and further background investigations, if necessary, followed by a comprehensive random and reasonable-grounds driven testing process company-wide;

•	computer-based, classroom and hands-on new employee training;

•	safety-oriented engineering of tools and equipment;

•	in-service training focused on specific hazards or segments, including government mandated hazardous waste operations training for our Industrial Cleaning workers;

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driver training and commercial license requirements for our Industrial Cleaning drivers, using a third-party process designed to elevate awareness, minimize at-risk behavior and encourage defensive skills;

•	employment of field safety personnel;

•	promulgation of safe work standards and policies and a formal process for review of unusual circumstances and deviations;

•	incentive programs and bonus elements to reward superior performance, as well as financial penalties for motor vehicle accidents;

•	job observation requirements;

•	collaboration with safety organizations to utilize their resources and expertise;

•	engineering and manufacturing of safety devices;

•	root cause analysis of incidents, followed by corrective actions to prevent repeat occurrences; and

•	company-wide distribution of information regarding past accidents and prevention techniques.

Safety Record and Workers’ Compensation

Safety is critical to our customers and plays a significant role in their procurement process for industrial services, making our safety record an important factor in our ability to win new customers and retain our existing customers. Our safety record is demonstrated by our low workers’ compensation experience modification rates (EMRs). The EMR, as defined by the National Council on Compensation Insurance, is one of the most widely tracked safety statistics. Through June 2010, our EMR is 0.70.

OSHA requires most companies employing more than ten individuals to record and report all cases of workplace injuries requiring certain types of medical treatment or resulting in lost work days. OSHA calculates indices to compare safety records and ultimately identify problematic activities and companies. The OSHA TRIR is a measure of medical treatment cases per 200,000 man-hours of work and is widely tracked by suppliers and customers in manufacturing and service industries. Through June 2010, the TRIRs for Aquilex HydroChem were 0.26, for Aquilex WSI were 0.38 and for Aquilex SMS were 2.12. Certain industry organizations, such as the National Petrochemical Refiners Association, or NPRA, provide public forums to recognize superior performance in industrial safety. To be considered for recognition by the NPRA, a service provider must have provided 20,000 employee hours of work at a refinery for an entire year with a TRIR below 1.0. In 2010, we received 19 contractor awards from the NPRA for meritorious safety performance for work performed in 2009.

Service Contracts

We provide our services under time and materials or fixed-price contracts. A significant portion of our contracts in our SRO segment are fixed-price and generally specify a detailed work schedule and timetable for a given scope of services. The majority of our Industrial Cleaning services are time and materials based and performed under master services agreements and, to a lesser extent, from contracts for individual projects. Our master services agreements establish general terms and conditions and set prices on a time and materials basis, to the extent a customer elects to use our services.

Competition

The industrial services industry is highly competitive, and some of our competitors have greater financial and other resources than we have. We believe that the principal competitive factors across our segments include:

•	overall quality of service;

•	proximity to customers;

•	safety record;

•	price;

•	productivity;

•	technology;

•	ability to provide application-specific solutions;

•	workforce’s speed of response;

•	reputation; and

•	knowledge of customer plants, operations and processes.

The market for SRO services consists of three types of service providers: (1) local, small-scale providers that employ conventional, non-automated welding techniques and materials; (2) large OEMs that sell replacement components; and (3) specialty services providers like us that provide specialized and highly engineered services. Most of our competitors provide only a single line of service or serve only a limited geographic area. We do, however, have larger competitors capable of performing multiple time-sensitive and difficult projects like us, including JV Industrial Companies Ltd., Praxair Inc. and P2S Engineering, Inc., which provide non-nuclear field services, large OEMs such as Westinghouse Electric Corporation and Areva Group, which provide nuclear field services, and Boiler Tube of America and Steinmueller, which provide shop services.

The market for Industrial Cleaning services includes competitors of various sizes. Many of these competitors are local or regional operators servicing a limited geographic area. There are, however, two companies that have broad geographic coverage similar to our Industrial Cleaning segment: Philips Service Corporation and Veolia Environmental Services (formerly known as Onyx Industrial Services).

Governmental Regulations and Environmental Matters

Our operations are subject to various federal, state and local laws and regulations governing employee health and safety, protection of the environment, protection of the public, and motor carriers. Noncompliance with these laws and regulations could negatively impact our ability to secure contracts with customers or obtain adequate insurance at reasonable costs.

Occupational Safety and Health Act

Our operations are subject to the requirements of the Occupational Safety and Health Act, or the OSH Act, and comparable state and local laws and regulations. Regulations promulgated under the OSH Act require employers in the industries that we serve to implement training programs, work procedures, medical surveillance systems and personnel protection programs. We have established comprehensive programs for complying with these health and safety regulations. We are also subject to inspections by OSHA and comparable state and local regulatory agencies following accidents involving our workers, as well as on a random basis at both our facilities and our customers’ facilities. These inspections seek to determine whether or not our work practices are in substantial compliance with the OSH Act.

Federal, State and Local Environmental Regulations

Our operations are subject to federal, state and local environmental regulations, including those governing the discharge of pollutants to air and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. We perform substantially all of our Industrial Cleaning services at industrial process facilities owned or operated by our customers. Although no Industrial Cleaning services are performed at our branch locations, we may store chemicals at some of our branches to be transported to job sites and used in our chemical cleaning activities. In addition, we store fuel at most of our sites in above-ground storage tanks. Storage of such chemicals and fuel is subject to various federal, state and local environmental laws and regulations.

We believe that our operations do not subject us to the requirements imposed under certain environmental laws on the owners or operators of hazardous waste treatment, storage or disposal facilities and that the disposal of any toxic or hazardous materials in connection with our operations, including materials removed in connection with the performance of any of our Industrial Cleaning services, is the responsibility of our customers. We also believe that the transportation of the waste we remove from our customers’ facilities is the responsibility of our customers, except in isolated circumstances where we are required to contract with third parties to transport and dispose of such waste. In addition, as an independent contractor within our customers’ facilities, we do not believe our Industrial Cleaning activities subject us to the duties and liabilities pertaining to generators, transporters or disposers of toxic or hazardous waste.

Nonetheless, if these positions do not prevail in a legal dispute and/or as a result of a spill of hazardous materials from our transportation or other operations, we could incur substantial costs, including cleanup costs and third-party claims for personal injury or property damage. In addition, contamination has been detected at some of our current or former properties. Although we are not aware of any such properties for which we have material remedial obligations, we could incur substantial additional costs at these or other properties if additional contamination is discovered or additional cleanup obligations are imposed in the future. We also could incur fines and other sanctions as result of any violations of existing or future environmental requirements.

Department of Transportation Regulations

Some of our vehicles are subject to the regulations of the Department of Transportation, which address, among other things, proper maintenance of vehicles, driver qualification and record keeping. Certain chemicals we transport from our inventories to Industrial Cleaning job sites are considered hazardous cargo and need to be transported in accordance with routine Department of Transportation regulations. Failure to comply with these regulations could result in fines or mandated modification of our current procedures. To date, we have not been subject to any significant fines, penalties or other liabilities under these laws and regulations.

Insurance

In the normal course of business, we are subject to numerous risks associated with the safety of our workers and our customers’ employees, damage to our customers’ property or business, and environmental liability. The amount and severity of any related claims and penalties will have a direct impact on our profitability.

We currently have insurance policies covering general liability, workers’ compensation and employer’s liability, automobile liability, environmental liability and excess liability. Our insurance policies require us to pay deductibles of up to $500,000 per incident. All of these policies are in amounts we believe to be consistent with industry practices and provide for us to pay a deductible or self-insured retention on each claim.

Workforce

As of June 30, 2010, we had a workforce of approximately 4,470 workers, of which 1,765 worked in our Industrial Cleaning segment and 2,610 worked in our SRO segment. The number of workers in our workforce varies over the course of a calendar year due to the seasonality of our services, primarily in our SRO segment, and accordingly, the foregoing workforce numbers are based on the number of employees who have worked for us within the past 18 months. As of June 30, 2010, our SRO segment’s workforce included approximately 2,381 skilled boilermakers and pipefitters located throughout the world, whom we are able to deploy on an “as needed” basis. We employ both unionized and non-unionized workers, and our unionized workers represented 25% of our workforce as of June 30, 2010. As of June 30, 2010, 4% of our Industrial Cleaning segment workers were covered by a collective bargaining agreement with the International Union of Painters and Allied Trades Union. Within our SRO segment, approximately 42% of our SRO segment workers were covered by two National Specialty Agreements—the first with the United Association of Journeymen and Apprentices of the Plumbing and Pipefitting Industry and the second with International Brotherhood of Boilermakers, and approximately 2% of our SRO segment workers were covered by a European Union (Government) agreement.

Properties

The following table describes material facilities owned or leased by us as of June 30, 2010.

Location	Square Feet	Segment	Use	Owned or Leased
Atlanta, Georgia	11,191	Corporate	Headquarters	Leased
Norcross, Georgia	159,641	SRO	Office/Shop Facility	Leased
Norcross, Georgia	15,081	SRO	Office	Leased
Clearwater, Florida	19,800	SRO	Shop Facility	Leased
St. Petersburg, Florida	25,000	SRO	Office/Shop Facility	Leased
Radom, Poland	24,319	SRO	Office/Shop Facility	Leased
Hellevoetsluis, The Netherlands	30,785	SRO	Office/Shop Facility	Leased
Deer Park, Texas	90,000	Industrial Cleaning	Office/Shop Facility	Leased
Canal Fulton, Ohio	7,650	Industrial Cleaning	Office/Shop Facility	Owned

Legal Proceedings

We are a defendant in various lawsuits arising in the normal course of our business. Substantially all of these suits are being defended by us, our insurance carriers or other parties pursuant to indemnification obligations. We believe most of the claims covered by insurance will be resolved at or for less than the applicable deductibles and that any liability in excess of a deductible will not exceed the limits of the applicable insurance policies. Although the results of litigation cannot be predicted with certainty, we believe adequate provision has been made for substantially all of the outstanding claims and the final outcome of any pending litigation will not have a material adverse effect on our consolidated financial position or results of operations.

Teck Cominco Metals Ltd. v. WSI, et al. We have been named as a defendant in this suit filed in the Supreme Court of British Columbia, Canada, in which the plaintiff alleges that a boiler explosion it experienced in 2004 was the result of a water leak caused by allegedly negligent fabrication work performed by defendant Foster Wheeler Pyropower, Inc., or allegedly negligent repair work subsequently performed by WSI in 1998, 1999 or 2002. The plaintiff alternatively alleges that WSI negligently failed to alert it to the hazardous condition of the boiler. The plaintiff claims damages of approximately $28 million. WSI’s insurer has been notified about this litigation. Discovery in this matter commenced in April 2008, and we obtained engineering inspection reports from several Canadian firms. We have obtained evidence that the leak in question was caused by a third party, and we are joining third parties as defendants in this litigation. We intend to vigorously defend this matter.

MANAGEMENT

Aquilex Holdings is a member-managed Delaware limited liability company that does not have a board of directors, board of managers or similar governing body. The governance of Aquilex Holdings is vested in Aquilex Acquisition Sub, the sole member of Aquilex Holdings. Our Credit Agreement prevents Aquilex Holdings from undertaking any activities other than holding the equity interests in Aquilex Corporation, undertaking financing activities for Aquilex Corporation and performing certain ministerial actions in connection with the foregoing.

For administrative purposes, the following individuals have been appointed as officers of Aquilex Holdings: L.W. Varner, Jr. (President and Chief Executive Officer), Jay W. Ferguson (Senior Vice President and Chief Financial Officer) and Gregory M. Birge (Senior Vice President, General Counsel and Secretary).

Aquilex Finance has no operations. Its board of directors consists of L.W. Varner, Jr. and Jay W. Ferguson.

In light of the foregoing, the following discussion relates to the governance of Aquilex Corporation, the 100% owned subsidiary of Aquilex Holdings through which the business of Aquilex Holdings is exclusively conducted.

Board of Directors

The following table sets forth the names, ages and relevant affiliations (if any) of each person who is a director of Aquilex Corporation:

Name	Age	Position	Affiliation
Gus Halas	59	Independent Director	—
Russell Hammond	38	Director	Director, Teachers’ Private Capital
Charles Philippin	59	Independent Director	—
Darren Smart	33	Director	Portfolio Manager, Teachers’ Private Capital
L.W. Varner, Jr.	59	Director	President and Chief Executive Officer, Aquilex Corporation

Gus Halas has served as a member of our Board of Directors since June 2007. Mr. Halas was President and Chief Executive Officer of T-3 Energy Services Inc. (2003 – 2009), Chairman of T-3 Energy (2004 – 2009) and served as President and Chief Executive Officer of Clore Automotive, Inc (2001 – 2003). During 2001, Mr. Halas served as President and Chief Executive Officer of Marley Cooling Tower of United Dominion Industries Limited and from 1999 to 2000, Mr. Halas served as President of Ingersoll-Dresser’s Pump Services Group. From 1986 to 1999, Mr. Halas spent his career in various management roles, most recently as Senior Vice President, customer support services of Sulzer Industries, Inc. Mr. Halas has a B.S. in Business from Virginia Tech University and an M.B.A. from Imede Lausanne Switzerland. Mr. Halas has been selected as a director by our principal shareholder in light of his extensive executive management experience and background in the energy sector and prior experience with Aquilex and our management team.

Russell Hammond has been a member of the Board of Directors of Aquilex since the consummation of the Teachers’ Acquisition. Mr. Hammond is a Director at Teachers’ Private Capital, the private equity arm of Teachers’. Mr. Hammond joined Teachers’ after 10 years of investment banking and private equity experience at two leading global investment banks in London, England and Toronto, Ontario. Mr. Hammond graduated as a Presidential Scholar with a B.Sc. from Cornell University and is a CFA charterholder. Mr. Hammond has been selected as a director by our principal shareholder in light of his position within Teachers’, his experience in overseeing the management of other portfolio companies of Teachers’ and his educational background and experience in the areas of business administration and finance.

Charles J. Philippin has been a member of the Board of Directors of Aquilex since the consummation of the Teachers’ Acquisition. Mr. Philippin was a principal of Garmark Advisors, a mezzanine investment fund, from 2002 until his retirement in February 2008. From 2000 through 2002, Mr. Philippin served as Chief Executive Officer of Online Retail Partners, an Internet incubator company. From 1994 through 2000, Mr. Philippin was a member of the management committee of Investcorp International Inc., a global investment group. Prior to 1994, Mr. Philippin was a partner of PricewaterhouseCoopers where he served as National Director of Mergers & Acquisitions. Mr. Philippin is a director, and chairman of the audit committee, of Alliance Laundry Systems and a director of Ulta Salon, Cosmetics and Fragrance Inc. Mr. Philippin has also served as a director of Samsonite Corporation (2003 – 2007), CSK Auto (2004 – 2008) and Saks Fifth Avenue (1993 – 2000). Mr. Philippin has been selected as a director by our principal shareholder in light of his extensive experience in management and private equity, as well as his background and knowledge in the accounting field.

Darren Smart has been a member of the Board of Directors of Aquilex since the consummation of the Teachers’ Acquisition. Mr. Smart is a Portfolio Manager at Teachers’ Private Capital, the private equity arm of Teachers’. Mr. Smart joined OTPP in 2005 following previous experience in private equity at a leading Canadian bank. Mr. Smart holds an MBA from Harvard Business School and a BBA from Wilfrid Laurier University. Mr. Smart has been selected as a director by our principal shareholder in light of his position within Teachers’, his experience in overseeing the management of other portfolio companies of Teachers’ and his educational background and experience in the areas of business administration and finance.

L.W. Varner, Jr. is our President and Chief Executive Officer. For additional biographical information on Mr. Varner, see “—Executive Officers.”

Board Committees

The Board of Aquilex Corporation has three standing committees: an audit committee, a compensation committee and an executive committee. The Board does not have a nominating committee, since its members are selected exclusively by our principal shareholder.

Audit Committee

Our audit committee assists the Board of Directors in fulfilling its management and oversight duties with respect to our financial statements, our financial reporting process, our internal controls and risk management, our engagement with our auditors and our compliance with applicable laws.

In 2009, our audit committee met two times to consider our financial reports and other matters relevant to its mandate. It is currently composed of Messrs. Philippin, Hammond and Smart and is chaired by Mr. Philippin.

Our board of directors has determined that Mr. Philippin is an “audit committee financial expert”, as defined by the SEC and is “independent” as that term is defined by the New York Stock Exchange, which we have chosen as the national securities exchange whose independence standards we apply when determining our directors’ independence for purposes of the disclosures required by Item 407 of Regulation S-K.

Compensation Committee

Our compensation committee is responsible for recommending to our Board of Directors, within the scope of the compensation policies set by our Board of Directors, the remuneration package for our Chief Executive Officer and our other executive officers. It reviews the employment agreements we enter into with our executive officers, makes recommendations to our Board of Directors with respect to our employment and compensation policies, and assists the Board of Directors in matters relating to compliance with employment and compensation disclosure laws.

In 2009, our compensation committee met two times. It is currently composed of Mr. Hammond.

Executive Committee

Our executive committee meets when necessary to advise the company and the Board of Directors on operational matters. It is currently composed of Messrs. Hammond and Varner.

Executive Officers

The following table sets forth the name, age and position of each person who is an executive officer of Aquilex Corporation:

Name	Age	Position
L.W. Varner, Jr.	59	Chief Executive Officer, President and Director
Jay W. Ferguson	57	Senior Vice President and Chief Financial Officer
J. Douglas Milner	50	Chief Operating Officer
Ali Azad	50	Senior Vice President of Business Development
Juanita Biasini	42	Senior Vice President of Human Resources
Gregory M. Birge	41	Senior Vice President, General Counsel and Secretary

L.W. Varner, Jr. has served as our President and Chief Executive Officer and as a member of our Board of Directors since July 2004. Mr. Varner joined Aquilex in 2004. Prior to Aquilex, Mr. Varner led global industrial businesses for Flakt AB (ABB), Zellweger Uster, AG and Invensys PLC. Mr. Varner began his career in sales and marketing and has over 33 years of industry experience. Mr. Varner has global experience in turnarounds, acquisitions and business integrations. Mr. Varner holds a B.A. in Modern Languages from The Citadel, The Military College of South Carolina. Mr. Varner has been selected as a director by our principal shareholder in light of his extensive experience in executive management and thorough knowledge of our business and the industry in which we operate.

Jay W. Ferguson has served as our Chief Financial Officer since he joined Aquilex in December 2004. Mr. Ferguson began his career with General Electric, where he spent 20 years from 1975 to 1995 in financial leadership positions. More recently, from 1995 to 2004, Mr. Ferguson served as Chief Financial Officer for IMC Vigoro, a subsidiary of IMC Global, and various businesses within SPX Corporation, a global manufacturing company. Mr. Ferguson has extensive international, acquisition and business improvement experience and received a finance degree from the University of Central Florida.

J. Douglas Milner has served as our Chief Operating Officer since March 2008. Mr. Milner began his career in 1983 as Design Engineer at General Electric. He then worked for Exide Electronics from 1991 to 2002, starting as Director of Product Marketing and finishing his career there as President of the Power Systems Group, an operating unit of Invensys plc. After working for a start-up business, Mr. Milner served as President of Stowe Woodward, a subsidiary of Xerium Technologies, for four years where he also held the position of Chief Technology Officer. Mr. Milner holds a B.A. in Physics and Mathematics from Ohio Wesleyan University, an M.S. in Electrical Engineering from Duke University, and an M.B.A. from Duke University.

Ali Azad has served as Senior Vice President of Business Development since April 2008. He previously served as the Senior Vice President of the nuclear business unit within WSI and joined Aquilex in 2005. Mr. Azad began his career with Duke Engineering, where he gained operations experience prior to transferring into business development. Mr. Azad spent several years with AEP and joined the Washington Group in business development in 2004. Mr. Azad holds a B.S. in Mechanical Engineering from Georgia Tech and an M.B.A. from Wake Forest University.

Juanita Biasini has served as Senior Vice President and Head of Human Resources at Aquilex since January 2005 (with a brief hiatus during 2007). Prior to Aquilex, Ms. Biasini held several human resources leadership positions at Interface, Inc., and Lassing Dibben Consulting Engineers. Ms. Biasini’s experience includes international human resources, acquisitions diligence, organizational development, and talent management. Ms. Biasini received her B.S. in Business Management from the University of Phoenix and holds an M.B.A. from the University of Michigan.

Gregory M. Birge has served as Senior Vice President, General Counsel and Secretary at Aquilex since October of 2008. Mr. Birge began his legal career as a corporate attorney at White & Case, then joined a joint venture of General Electric and Harris, where he served as corporate counsel and later as general counsel. He then became the chief legal officer of a venture company and later joined ChoicePoint, serving as assistant general counsel until joining Aquilex. Mr. Birge received a B.B.A. from Southwestern Adventist University and a J.D. from the University of Miami School of Law.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

Compensation Discussion and Analysis

In this section, we describe the principles, policies and practices that formed the basis for our executive compensation program in fiscal 2009 and explain how they were applied to our named executive officers. This discussion should be read in conjunction with the tables and text under “Executive Compensation” that describe the compensation awarded to, earned by, and paid to the named executive officers.

Overview

As discussed elsewhere in this Prospectus, on December 15, 2008, we were acquired by Teachers’. As a result of the Teachers’ Acquisition, the composition of our Board of Directors was changed and a new Compensation Committee was formed. Our compensation structure and policies with respect to the compensation of our Chief Executive Officer and executives reporting to our Chief Executive Officer are subject to review by the new Compensation Committee or our Board of Directors as a whole. We anticipate that our Compensation Committee or Board of Directors will continue to review and modify our compensation framework for both our named executive officers and our other employees to achieve both our compensation and business objectives.

Our named executive officers for fiscal 2009 were our principal executive officer (L.W. Varner, Jr., our Chief Executive Officer, President and Director); our principal financial officer (Jay W. Ferguson, Senior Vice President and Chief Financial Officer); our Chief Operating Officer (J. Douglas Milner); our President and Chief Operating Officer of Aquilex Specialty Repair and Overhaul, Inc. (Michael S. Ledford); and our Senior Vice President for Business Development (Ali Azad). In addition, under SEC regulations, our former President and Chief Operating Officer of Aquilex SMS, Inc. (George B. Skitsko) who was not serving as an executive officer at the end of the last completed fiscal year but who would have been among the three most highly compensated individuals other than Messrs. Varner and Ferguson, but for the fact that he was not serving as an executive officer at the end of 2009, is treated as a named executive officer for fiscal 2009. Following fiscal 2009, Mr. Ledford ceased his employment with the Company and no longer serves as an executive officer.

Executive Compensation Philosophy

Our overall compensation program seeks to align executive compensation with the achievement of our business objectives and with individual performance towards these objectives. It also seeks to enable us to attract, retain, reward and incentivize executive officers and other key employees who contribute to our success.

To implement this philosophy, the total compensation program is designed to be competitive with the programs of other companies with which we compete for executives, and to be fair and equitable to us, our executives and our equity holders. Consideration is given to each executive’s overall responsibilities, professional qualifications, business experience, job performance, technical expertise and career potential, and the combined value of these factors to our long-term performance and growth.

Executive Compensation Objectives: We believe that highly talented, dedicated and results-oriented executives and other employees are critical to our growth and long-term success. As for most companies, our executive compensation program is designed to enable us to:

•	recruit, retain and develop superior management talent;

•	provide competitive pay opportunities;

•	create incentives that will focus our executives on, and reward them for, increasing value for our equity holders; and

•	promote a team orientation.

Guiding Principles: Three basic principles guide our Board of Directors and Compensation Committee in establishing our executive compensation program and evaluating its effectiveness:

•

offer a total compensation package that is designed to attract, motivate and retain talent of the caliber necessary to deliver successful business performance, in both absolute terms and relative to the performance of competitor companies;

•	link pay to company and individual performance, in both absolute terms and relative to the performance of competitor companies; and

•

retain the flexibility we need to support our success at this stage of our development, and to respond to changing market conditions, by not implementing any fixed annual incentive formulas or entitlements.

Determination of Compensation

The Compensation Committee is responsible for the development of corporate goals and performance objectives relevant to the compensation of our Chief Executive Officer, as well as evaluating his performance in light of those objectives and determining his compensation level. In addition, the Compensation Committee reviews the recommendations of our Chief Executive Officer with respect to the compensation and other terms of employment of our Chief Financial Officer and all other executive officers reporting directly to our Chief Executive Officer, including our other named executive officers. Following such review, our Compensation Committee approves compensation for our Chief Financial Officer and our other named executive officers. Our Compensation Committee also approves any grants of profits interests to our Chief

Executive Officer and our other named executive officers, as well as any non-budgeted changes to the base salary or annual incentive payments paid to our Chief Executive Officer and our other named executive officers. The specific results of the Compensation Committee’s and Board of Directors’ decisions affecting 2009 compensation are described in detail below under the heading, “Elements of Named Executive Officer Compensation and Benefits.” For further discussion of the Compensation Committee’s role and responsibility, see “Management—Board Committees—Compensation Committee” above.

In 2008, we engaged Mercer Human Resource Consulting (“Mercer”) as an outside compensation consultant to assist in the competitive benchmarking and review of our compensation practices and the development of compensation programs for our named executive officers. The analysis provided by this one-time engagement was used by us in setting our 2008 compensation practices, which practices remained in place through fiscal 2009. Other than competitive benchmarking by Mercer against our industry generally, we have not historically identified a specific peer group of companies for comparative purposes and have not engaged in formal competitive benchmarking of compensation against specific peer companies.

Elements of Named Executive Officer Compensation and Benefits

In 2009, the principal elements of our executive compensation program were:

•	base salary;

•	annual cash incentive compensation;

•	equity compensation in the form of profits interests in Aquilex Holdco (which may provide partners with distributions, subject to the occurrence of a change in control or liquidity event);

•	retirement benefits;

•	severance benefits; and

•	other benefits and perquisites.

We believe that the use of relatively few, straightforward compensation components, without any fixed annual incentive formulas or entitlements, promotes the effectiveness and transparency of our executive compensation program.

Base Salary

We provide our named executive officers and other employees with a base salary to compensate them for services rendered during the fiscal year. Base salaries provide stable compensation to executives, allow us to attract competent executive talent, maintain a stable management team and, through periodic merit increases, provide a basis upon which executives may be rewarded for individual performance. Each of our named executive officers has an employment agreement which sets his minimum base salary. The annual base salaries for our continuing named executive officers for fiscal 2009 are set forth below:

Name & Principal Position	Fiscal 2009 Annual Base Salary
L.W. Varner, Jr., Chief Executive Officer and President	$500,000
Jay W. Ferguson, Senior Vice President and Chief Financial Officer	330,000
J. Douglas Milner, Chief Operating Officer	400,000
Michael S. Ledford, President and Chief Operating Officer of Aquilex Specialty Repair and Overhaul, Inc.[1]	278,462
Ali Azad, Senior Vice President for Business Development	250,000

[1]

Mr. Ledford’s annual base salary from January 1, 2009 through July 6, 2009 was $260,000. In connection with his promotion to the position of President and Chief Operating Officer, Aquilex Specialty Repair and Overhaul, Inc., Mr. Ledford’s base salary was increased, with effect from July 6, 2009, to $300,000. Following fiscal 2009, Mr. Ledford ceased his employment with the Company and no longer serves as an executive officer.

The base salary levels of continuing executives are reviewed annually. The salary payable to our Chief Executive Officer and executives reporting to our Chief Executive Officer, including our named executives officers, is determined by our Compensation Committee on an annual basis. The Compensation Committee takes into account numerous factors in making its determination, including our financial performance, the named executive officer’s track record in meeting his or her performance objectives and comparable salaries paid to other executives of similar experience in our industry.

In 2009, the base salaries we paid to our named executive officers generally remained the same as those paid in 2008, with the exception of Mr. Ledford, who received an increased base salary in 2009 in recognition of his promotion to the position of President and Chief Operating Officer of Aquilex Specialty Repair and Overhaul, Inc.

Annual Cash Incentive Compensation

As a key component of our compensation philosophy, we provide our named executive officers with the opportunity to earn annual cash incentive compensation based on achievement of our short-term business and shared corporate strategic objectives. As additional cash compensation that is contingent on achievement of our objectives, annual cash incentive compensation augments the base salary component while being tied directly to performance.

This program emphasizes variable “at-risk” compensation that is contingent on meeting specific company financial and corporate strategic initiative goals, and:

•	puts a portion of named executive officers’ annual cash compensation at risk based on our financial performance and, where applicable, that of the executives’ business groups;

•	encourages participants in all areas of our company to work together to achieve common goals; and

•	provides a competitive level of targeted annual pay to attract and retain key talent.

The performance based compensation for our named executive officers is based on the following performance measures:

•	earnings before interest, taxes, depreciation and amortization (“EBITDA”);

•	free cash flow; and

•	achievement of an objectively measurable safety target, TRIRs.

Each year, our Chief Executive Officer and senior management recommend specific performance goals that are subject to our Compensation Committee’s review and approval. Our annual cash incentive calculations are based on the following goals, which are set for each performance measure: (i) a threshold performance goal, (ii) a target performance goal and (iii) a maximum performance goal, which prorates the maximum bonus amount that will be paid. No bonuses are paid to any named executive officer unless the performance goals achieved exceed the threshold performance goal approved by our Compensation Committee. If the threshold performance goal is exceeded, the bonus earned is determined based on the degree to which the threshold is exceeded, up to 125% of the goal number, which is the maximum performance goal.

The specific targets set, as well as the weighting of each individual performance measure, is commercially sensitive and confidential, and the disclosure of these specific targets would result in competitive harm to us. Individual targets for our named executive officers whose job function relates to a specific segment or business unit have weighted goals based on overall company performance, as well as the performance of the individual segment or business unit for which they are responsible.

At the time they are set, the performance goals that our Compensation Committee approves are, to a large extent, uncertain to be achieved. The threshold performance goals can be characterized as “stretch but attainable,” meaning that based on historical performance, although attainment of this performance level is uncertain, it can reasonably be anticipated that threshold performance may be achieved, while the target and maximum performance goals represent increasingly challenging levels of performance.

We did not make annual cash incentive payments for 2009 performance to our named executive officers, other than Mr. Ledford, as the EBITDA and free cash flow targets were not met. Mr. Ledford’s award was made in recognition of the fact that his business unit within our SRO segment achieved its performance targets.

Annual incentive compensation, if any, is generally paid approximately thirty days following completion of the audit of our financial results by our external auditor and subsequent approval by our Board of Directors. To be eligible for an annual incentive compensation payment, a recipient must be an active employee on our payroll at the time the payment, if any, is made.

Equity Compensation — Ownership Interests in Aquilex Holdco

As a means to incentivize and reward our named executive officers for our successful financial performance in the future, we granted our named executive officers limited partnership interests (in the form of profits interests) in Aquilex Holdco, a holding entity which indirectly holds 100% of our equity interests, in conjunction with the Teachers’ Acquisition. These partnership interests are governed by the Agreement of Limited Partnership of Aquilex Holdco L.P., dated as of December 15, 2008, as amended (the “Partnership Agreement”), and by individual grant agreements. Additional grants may be made to newly hired executives, at the discretion of the Board of Directors, and to existing executives in connection with their promotion or as a result of increased responsibilities. We do not intend to make ongoing periodic grants of limited partnership interests. Profits interests provide additional cash compensation component with a long-term horizon, since the value to the named executive officer is, as discussed below, dependent on continued employment and our profitability and, in some cases, performance hurdles. Accordingly, we believe that the profits interests help to secure and retain executives and instill an ownership mentality.

In connection with the Teachers’ Acquisition, our named executive officers received grants of time vested profits interests and performance vested profits interests. In 2009, we made an additional grant of 497,000 time vested profits interests and 497,000 performance vested profits interests to Mr. Ledford in recognition of his promotion to the position of President and Chief Operating Officer of Aquilex Specialty Repair and Overhaul, Inc. In 2009, no grants were made to our named executive officers, other than Mr. Ledford. In addition to profits interests, in conjunction with our capitalization pursuant to the Teachers’ Acquisition, common interest membership units were issued to continuing holders of our predecessor’s membership units. Such common interests are fully vested and are not treated as executive compensation. As of December 31, 2009, our named executive officers held the following number of common interests: Mr. Varner – 2,560,000; Mr. Ferguson – 1,250,000; Mr. Milner – 635,534; Mr. Ledford – 345,000 and Mr. Azad – 350,000.

Awards of profits interests carry only the right to receive the proportional economic benefit of any distributions we make to our equity holders and do not carry any voting or management rights. Each holder’s profits percentage is fixed at the date of grant, subject to decrease if additional partnership interests are issued or increase if existing partnership interests are forfeited or redeemed for any reason. Partnership interests are awarded in the form of (1) time vested profits interests and (2) performance vested profits interests. Vesting is not considered when allocating distributions to our equity holders and all partnership interests, including time vested profits interests and performance vested profits interests, are included when calculating any distributions. No profits were allocated to partners in 2009.

Awards of profits interests are subject to redemption, at the discretion of the general partner, upon the holder’s termination. In addition, awards held by Messrs. Varner and Ferguson have an additional put right feature. The discretionary redemption of profits interests and the put right feature held by Messrs. Varner and Ferguson are described in detail below under “—Executive Compensation—Potential Payments upon Termination or Change in Control.”

As of December 31, 2009, our named executive officers held time vested profits interests and performance vested profits interests, as follows:

Name & Principal Position	Time Vested Profits Interests[1]	Performance Vested Profits Interests[2]	Total Profits Interests[3]
L.W. Varner, Jr., Chief Executive Officer and President	7,396,605	7,396,605	14,793,210
Jay W. Ferguson, Senior Vice President and Chief Financial Officer	3,753,501	3,753,501	7,507,002
J. Douglas Milner, Chief Operating Officer	2,207,942	2,207,942	4,415,884
Michael S. Ledford, President and Chief Operating Officer of Aquilex Specialty Repair and Overhaul, Inc.	1,545,772	1,545,772	3,091,544
Ali Azad, Senior Vice President for Business Development	1,048,772	1,048,772	2,097,544

[1]

The amounts in this column represent the total number of time vested profits interests, both vested and unvested, held by our continuing named executive officers as of December 31, 2009. Time vested profits interests vest annually in equal installments over the 5-year period from the grant date.

[2]

The amounts in this column represent the total number of performance vested profits interests held by our continuing named executive officers as of December 31, 2009. All performance vested profits interests were unvested as of December 31, 2009.

[3]	The amounts in this column represent the total number of profits interests, on a fully-diluted basis, held by our continuing named executive officers as of December 31, 2009.

Retirement Benefits

The Compensation Committee believes that providing a cost-effective retirement benefit for all benefit-eligible U.S.-based employees is an important recruitment and retention tool. Accordingly, we maintain a 401(k) plan for such employees, including our named executive officers, which allows an employee to defer up to 25% of his or her eligible compensation

(up to the limits set by the Internal Revenue Service). We historically made matching contributions to the 401(k) plan on an annual basis equal to 100% of elective deferrals (up to the first 2% of eligible compensation) and 50% of elective deferrals (up to the next 4% of eligible compensation) (other than catch-up contributions by employees age 50 and older), up to a maximum matching contribution equal to 4% of the employee’s eligible compensation. In addition, Mr. Ledford had historically been the recipient of an additional profit sharing contribution equal to 4% of his eligible compensation. In April 2009, as one of the cost savings initiatives we implemented in response to the economic environment, we suspended our matching contributions and profit sharing contributions to the 401(k) plan. This suspension impacted U.S.-based employees, including our named executive officers.

We do not currently provide employees, including our named executive officers, with the opportunity to defer any compensation in excess of the amounts that are legally permitted to be deferred under the company’s 401(k) plan.

Severance and Change in Control Benefits

We have entered into employment agreements with each of our named executive officers. The severance and change-of-control provisions of our named executive officers’ employment agreements are described in detail in the section entitled “—Executive Compensation—Potential Payments Upon Termination or Change of Control.”

In December 2008, we approved technical amendments to the employment agreements of Messrs. Varner, Ferguson and Milner, effective as of December 31, 2008, to comply with Section 409A of the Internal Revenue Code, a tax law enacted in 2004 that governs “nonqualified deferred compensation.”

On December 1, 2009, Mr. Skitsko terminated his employment and resigned his position as President and Chief Operating Officer of Aquilex SMS, Inc. Under the terms of his employment agreement, we were not obligated to pay, and did not pay, any severance or other payments to Mr. Skitsko as a result of his resignation. In connection with his departure, we terminated his employment agreement and entered into a consulting agreement with Mr. Skitsko whereby he will provide consulting services for one year related to the operation and/or expansion of our business, as requested by us. Under the consulting agreement, we are obligated to pay Mr. Skitsko a monthly consulting fee of $7,500 and to reimburse his reasonable expenses incurred in connection with his services. If we request Mr. Skitsko to perform more than 60 days of consulting services during the year, we are obligated to pay him an additional fee equal to $1,500 per day. The restrictive covenants contained in his employment agreement continue to apply in accordance with their terms.

On June 6, 2010, Mr. Ledford ceased his employment with the Company and no longer serves in the position of President and Chief Operating Officer of Aquilex Specialty Repair and Overhaul, Inc. The severance payments made to Mr. Ledford in connection with his termination are described under “—Executive Compensation—Potential Payments Upon Termination or Change of Control.”

We do not have a formal severance plan or policy for our named executive officers, providing for additional benefits or payments in connection with a termination of employment, change in job responsibility or change in control, nor are there plans to adopt such plans or policies for our named executive officers. As stated above, the general partner of Aquilex Holdco does have the option to redeem limited partnership interests held by a named executive officer at the time employment is terminated.

Other Benefits and Perquisites

We also maintain employee benefit programs for our executive officers and other employees. Our named executive officers generally participate in our employee health and welfare benefits, such as medical, dental, vision, group life and long-term disability insurance, and health-care flexible spending, on the same basis as all benefit-eligible employees, subject to satisfying any eligibility requirements and applicable law.

We do not have a formal perquisite policy, although our Compensation Committee periodically reviews perquisites for our named executive officers in the context of new employment agreements. We provide perquisites to our named executive officers that we believe are reasonable in comparison to those typically provided by our competitors. The perquisites, which constitute a small component of total compensation for each named executive officer, include company-provided cars or an automobile allowance, and related expenses, commuting expenses, relocation assistance, club membership dues and, for our Chief Executive Officer, supplement health benefits. The perquisites provided to our named executive officers in fiscal 2009 are described in detail in the footnotes to the Summary Compensation Table.

Tax and Accounting Considerations

When it reviews compensation matters, our Compensation Committee considers the anticipated tax and accounting treatment of various payments and benefits to Aquilex and, when relevant, to its executives, although these considerations are not dispositive. Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to a publicly-traded corporation that pays compensation in excess of $1 million to any of its named executive officers (other than the chief financial officer) in any taxable year, unless the compensation plan and awards meet certain requirements. Since neither our equity securities nor the equity securities of our direct or indirect parent companies are not or were not required to be registered under Section 12 of the Securities Exchange Act of 1934, as amended, in 2009, we are not currently subject to any limitations under Section 162(m).

Executive Compensation

The table below presents the annual compensation for services to us in all capacities for the periods shown for our (i) principal executive officer, (ii) principal financial officer, (iii) the three most highly compensated executive officers other than our principal executive officer and principal financial officer who were serving as our executive officers on December 31, 2009 and (iv) one additional executive officer who was not serving as an executive officer at the end of the last completed fiscal year but who would have been among the three most highly compensated individuals other than our principal executive officer and our principal financial officer, but for the fact that he was not serving as an executive officer at the end of 2009. These officers are referred to as the “named executive officers.” All dollar amounts are in U.S. dollars.

Name & Principal Position	Year	Salary	Bonus[1]	Stock Awards[2]	Option Awards	Non-Equity Incentive Plan Compensation[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation[4]	Total
L.W. Varner, Jr., Chief Executive Officer and President	2009	$500,000	$—	$—	$—	$—	$—	$64,108	$564,108
Jay W. Ferguson, Senior Vice President and Chief Financial Officer	2009	329,998	—	—	—	—	—	27,526	357,524
J. Douglas Milner, Chief Operating Officer	2009	399,999	—	—	—	—	—	64,905	464,904
Michael S. Ledford, President and Chief Operating Officer of Aquilex Specialty Repair and Overhaul, Inc.[5]	2009	278,462	—	—	—	130,529	—	10,400	419,391
Ali Azad, Senior Vice President for Business Development	2009	249,999	—	—	—	—	—	4,600	254,599
George B. Skitsko Former President and Chief Operating Officer of Aquilex SMS, Inc.[6]	2009	269,231	—	—	—	—	—	35,097	304,328

Footnotes to the Summary Compensation Table:

[1]	We did not make any discretionary bonus payments to our named executive officers in 2009.
[2]

In 2009, Mr. Ledford received an award of 497,000 time vested profits interests (without a put feature) and 497,000 performance vested profits interests. At the time the profits interests are granted, the interests have no value since the holder only has an interest in profits and future appreciation and there is zero liquidation value (even for time vested profits interests with a put feature) and, therefore, no amount is reflected in the Summary Compensation Table on account of the grants to Mr. Ledford. Pursuant to FASB ASC Topic 505, however, time vested profits interests without a put feature and performance vested profits interests are treated as equity instruments and we recognize a compensation expense for financial accounting purposes based on the grant-date fair value of the award. The compensation expense for time vested profits interests is recognized over the five year vesting period, however, we are not required to recognize any compensation expense for performance vesting awards until a liquidity event is deemed probable and we do not deem a liquidity event probable until it occurs. Time vested profits interests with a put feature are treated as liability awards for purposes of FASB ASC Topic 505 and, therefore, we recognize a compensation expense for financial accounting purposes based on the changes in the settlement amount of the awards over the five year vesting period. For financial accounting purposes, the grant-date fair value of profits interests awards is calculated by an independent third party, based on a Black-Scholes valuation model. In 2009, for the profits interests held by our named executive officers, we recognized compensation expenses for financial accounting purposes of $1,144,425. For a discussion of the assumptions made in the valuation of profits interests, see Note 2 to our audited financial statements included elsewhere in this Prospectus.

[3]

Amounts shown in this column represent the annual cash incentive compensation earned by our named executive officers for 2009. No distributions or allocations were made to the named executive officers in respect of 2009 on account of their holding profits interests and, other than Mr. Ledford, our named executive officers did not receive cash incentive compensation payments for 2009.

[4]

Amounts in this column include the incremental cost of perquisites and other benefits received by our named executive officers, as well as matching and profit sharing contributions under our 401(k) plan. In 2009, we made contributions to our 401(k) savings plan in an amount of $5,385 for Mr. Varner, $2,975 for Mr. Ferguson, $5,600 for Mr. Ledford, $2,692 for Mr. Azad and $2,250 for Mr. Skitsko. In 2009, we provided Messrs. Varner, Ferguson, Milner and Ledford with an automobile allowance and, in some instances, paid related maintenance and use costs, and the cost reported in the table includes such allowance and maintenance cost amounts. In 2009, automobile expenses were $19,984 for Mr. Varner, $16,592 for Mr. Ferguson, $12,663 for Mr. Milner and $4,800 for Mr. Ledford. In 2009, we provided a housing allowance to Messrs. Varner and Skitsko equal to $25,000 for Mr. Varner and $25,347 for Mr. Skitsko. We also reimbursed Mr. Varner for commuting costs between his family home in Tennessee and our headquarters in Atlanta, Georgia, which totaled $4,729. In 2009, we reimbursed Mr. Milner for relocation expenses equal to $50,334. In addition to regular health and welfare benefits generally offered to our employees generally, Mr. Varner is also eligible to participate in the Exec-U-Care plan. In 2009, Mr. Varner received benefits under the plan with an aggregate incremental costs to us which totaled $3,569. Messrs. Varner, Ferguson, Milner and Azad also received payments for club membership dues equal to $1,908 for Messrs. Milner and Azad, $5,441 for Mr. Varner and $7,959 for Mr. Ferguson. Amounts shown in this column for Mr. Skitsko include consulting fees of $7,500 paid in 2009.

[5]

Mr. Ledford’s annual base salary from January 1, 2009 through July 6, 2009 was $260,000. In connection with his promotion to the position of President and Chief Operating Officer, Aquilex Specialty Repair and Overhaul, Inc., Mr. Ledford’s base salary was increased, with effect from July 6, 2009, to $300,000. Following fiscal 2009, Mr. Ledford ceased his employment with the Company and no longer serves as an executive officer.

[6]	Mr. Skitsko served as President and Chief Operating Officer of Aquilex SMS, Inc. until his resignation on December 1, 2009.

Grants of Plan-Based Awards During 2009

The following table summarizes annual cash incentive compensation plan awards and profits interests awards granted to each of our named executive officers in the year ended December 31, 2009.

	Estimated Future Payouts Under Non- Equity Incentive Plan Awards [1]			All Other Equity Awards
Name & Principal Position	Threshold ($)	Target ($)	Maximum ($)	Grant Date	Type of Award *	Number of Profits Interests Granted (#)	Grant Date Fair Value of Profits Interest Awards ($/Unit)[2]
L.W. Varner, Jr., Chief Executive Officer and President	—	500,000	750,000	—		—	—
Jay W. Ferguson, Senior Vice President and Chief Financial Officer	—	264,000	330,000	—		—	—
J. Douglas Milner, Chief Operating Officer	—	320,000	400,000	—		—	—
Michael S. Ledford, President and Chief Operating Officer of Aquilex Specialty Repair and Overhaul, Inc.	—	150,000	187,500	9/8/2009 9/8/2009	TV PV	497,000 497,000	$0 0
Ali Azad, Senior Vice President for Business Development	—	125,000	156,250	—		—	—
George B. Skitsko, Former President and Chief Operating Officer of Aquilex SMS, Inc.[3]	—	—	—	—		—	—

*	Type of Award:

TV = Time vested profits interest without a put feature

PV = Performance vested profits interest

Footnotes to Grants of Plan-Based Awards During 2009:

[1]

The awards shown in the column “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” represent the target and maximum 2009 award opportunities under our annual incentive cash incentive compensation plan, which were percentages of base salary. No “threshold” payment is disclosed because no minimum amount was payable in the event specified threshold performance targets were achieved. Achievement of the performance goals at less than target level results in a decreasing bonus until the achievement fails to meet the minimum performance goals, at which point the named executive officer is entitled to no bonus such that there is no “threshold” level of achievement. See the column of the Summary Compensation Table entitled “Non-Equity Incentive Plan Compensation” for the amounts actually earned in 2009. For an explanation of the annual incentive cash incentive compensation plan, refer to the discussion under “— Compensation Discussion and Analysis — Elements of Named Executive Officer Compensation and Benefits — Annual Cash Incentive Compensation.”

[2]

At the time the profits interests are granted, the interests have no value since the holder only has an interest in future profits and future appreciation and there is zero liquidation value (even for time vested profits interests with a put feature) and, therefore, no amount is reflected in the Grants of Plan-Based Awards During 2009 table on account of the grants to Mr. Ledford. As discussed in footnote 2 to the Summary Compensation Table, however, we recognize an expense for financial accounting purposes for time vested profits interests. For financial accounting purposes, the grant date fair value of profits interests awards is calculated by an independent third party, based on a Black-Scholes valuation model, and, as of September 8, 2009, the grant date fair value was determined to be $0.36 per unit for time vested profits interests without a put feature. For a discussion of the assumptions made in the valuation of profits interests, see Note 2 to our audited financial statements included elsewhere in this Prospectus.

[3]	Mr. Skitsko served as President and Chief Operating Officer of Aquilex SMS, Inc. until December 1, 2009 when he resigned his employment.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards During 2009

Employment and Other Agreements

Some of the compensation reflected in the Summary Compensation Table is provided pursuant to employment agreements that we have entered into with Messrs. Varner, Ferguson, Milner, Ledford and Azad, and a consulting agreement that we have entered into with Mr. Skitsko. These employment agreements establish the minimum terms and conditions of the executives’ employment, which are summarized below. For a discussion of severance pay and other benefits provided in connection with termination of employment and/or change of control, see the section below entitled “—Potential Payments upon Termination or Change of Control.”

Messrs. Varner, Ferguson and Milner

On January 26, 2007, we entered into employment agreements with Messrs. Varner and Ferguson and on March 10, 2008, we entered into an employment agreement with Mr. Milner. Messrs. Varner’s and Ferguson’s agreements were amended and restated on February 1, 2008. Messrs. Varner’s, Ferguson’s and Milner’s agreements were amended on December 15, 2008 in conjunction with the Teachers’ Acquisition and most recently on December 31, 2008 to comply with regulatory changes in tax law. Mr. Varner’s employment period commenced on February 1, 2008 and continues for a term of three years from December 15, 2008 and may be extended for successive one-year terms upon the mutual consent of the parties. Mr. Ferguson’s employment period commenced on February 1, 2008 and continues for a term of two years from December 15, 2008 and renews automatically for successive one-year terms thereafter. Mr. Milner’s employment period commenced on March 10, 2008 and continues for a term of two years from December 15, 2008 and renews automatically for successive one-year terms thereafter. Mr. Varner is entitled to an annual base salary of no less than $500,000 and is eligible for an annual bonus, with a maximum target opportunity equal to 150% of his base salary. Mr. Ferguson is entitled to an annual base salary of no less than $330,000 and is eligible for an annual bonus, with a maximum target opportunity equal to 100% of his base salary. Mr. Milner is entitled to an annual base salary of no less than $400,000 and is eligible for an annual bonus, with a maximum target opportunity equal to 100% of his base salary. Messrs. Varner, Ferguson and Milner are eligible to participate in employee benefits (medical, dental, life and retirement benefit plans as implemented by us), and fringe benefits and perquisites, including a monthly car allowance. In addition, Mr. Varner is eligible for payment of his club membership dues and is also eligible to participate in the Exec-U-Care plan, under which his health insurance premiums are paid by us, and certain other medical and dental expenses are reimbursed, up to certain maximum limits set forth in the plan.

Messrs. Ledford and Azad

On January 26, 2007, we entered into an employment agreement with Mr. Ledford and on April 30, 2008, we entered into an employment agreement with Mr. Azad. Mr. Ledford’s employment agreement provides for a term of one year, commencing on January 31, 2007 and continues until terminated by either party. Mr. Azad’s employment agreement provides for a term of one year, commencing on April 30, 2008 and renewing automatically for successive one-year terms thereafter. Mr. Ledford is entitled to an annual base salary of no less than $300,000 and is eligible for an annual bonus, with a maximum target opportunity equal to 62.5% of his base salary. In 2009, in connection with his promotion to the position of President and Chief Operating Officer, Aquilex Specialty Repair and Overhaul, Inc., Mr. Ledford’s base salary was increased, with effect from July 6, 2009, to $300,000. Mr. Azad is entitled to an annual base salary of no less than $250,000 and is eligible for an annual bonus, with a maximum target opportunity equal to 62.5% of his base salary. In addition, Messrs. Ledford and Azad are eligible to participate in employee benefits (medical, dental, life and retirement benefit plans as implemented by us), and fringe benefits and perquisites.

Ownership Interests in Aquilex Holdco

We granted our named executive officers limited partnership interests (in the form of profits interests) in Aquilex Holdco, a holding entity which indirectly holds 100% of our equity interests, in conjunction with the Teachers’ Acquisition. Awards of profits interests carry only the right to receive the proportional economic benefit of any distributions we make to our equity holders and do not carry any voting or management rights. For a detailed description of the partnership interests held by our named executive officers, see “Management—Compensation Discussion and Analysis — Equity Compensation—Ownership Interests in Aquilex Holdco” and “—Potential Payments upon Termination or Change in Control” below.

Outstanding Equity Awards at December 31, 2009

The following table provides information about the profits interests held by each of our named executive officers as of December 31, 2009.

Name & Principal Position	Grant Date	Type of Award*	Number of Unvested Profits Interests (#)	Market Value of Unvested Profits Interests ($)[1]
L.W. Varner, Jr., Chief Executive Officer and President	12/15/2008 12/15/2008	TVP[2] PV3	5,917,285 7,396,605	— —
Jay W. Ferguson, Senior Vice President and Chief Financial Officer	12/15/2008 12/15/2008	TVP[2] PV3	3,002,801 3,753,501	— —
J. Douglas Milner, Chief Operating Officer	12/15/2008 12/15/2008	TV2 PV3	1,766,354 2,207,942	— —
Michael S. Ledford, President and Chief Operating Officer of Aquilex Specialty Repair and Overhaul, Inc.	12/15/2008 12/15/2008 9/8/2009 9/8/2009	TV2 PV3 TV2 PV [3]	839,018 1,048,772 497,000 497,000	— — — —
Ali Azad, Senior Vice President for Business Development	12/15/2008 12/15/2008	TV2 PV3	839,018 1,048,772	— —
George B. Skitsko, Former President and Chief Operating Officer of Aquilex SMS, Inc.[4]	—	—	—	—
*	Type of Award:

TV = Time vested profits interest without a put feature

TVP = Time vested profits interest with a put feature

PV = Performance vested profits interest

Footnotes to the Outstanding Equity Awards at December 31, 2009 table:

[1]

There was no public market for profits interests as of December 31, 2009 and thus the market value as of that date is not determinable. For financial accounting purposes, the fair value of time vested profits interests without a put feature, held by Messrs. Milner, Ledford and Azad, as of September 8, 2009, the date of the most recent independent third party valuation, was $0.36 per unit, and the fair value of performance vested profits interests held by all of our named executive officers other than Mr. Skitsko, as of September 8, 2009, was $0.05 per unit. The fair value of time vested profits interests with a put feature held by Messrs. Varner and Ferguson, as of December 31, 2009, the date of the most recent independent third party valuation, was $0.37 per unit. For a discussion of the assumptions made in the valuation of profits interests, see Note 2 to our audited financial statements included elsewhere in this Prospectus.

[2]

Time vested profits interests vest in equal installments on each of the first five anniversaries of the grant date, subject to the holder remaining continuously actively employed by us through the applicable vesting date.

[3]

Performance vested profits interests only vest if there is a liquidity event where certain financial performance criteria, including multiples of invested capital and internal rate of return, are achieved, subject to the holder remaining continuously actively employed with us through the date of any qualifying liquidity event.

[4]

Mr. Skitsko served as President and Chief Operating Officer of Aquilex SMS, Inc. until December 1, 2009 when he resigned his employment. As a result of his resignation, his time vested profits interests and performance vested profits interests were forfeited.

Equity Awards Exercised and Vested During the Year Ended at December 31, 2009

The following table provides information about the value realized by each of our named executive officers during the year ended December 31, 2009 upon the vesting of profits interests.

Name & Principal Position	Number of Time Vested Profits Interests Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[2]
L.W. Varner, Jr., Chief Executive Officer and President	1,479,320	$—
Jay W. Ferguson, Senior Vice President and Chief Financial Officer	750,700	—
J. Douglas Milner, Chief Operating Officer	441,588	—
Michael S. Ledford, President and Chief Operating Officer of Aquilex Specialty Repair and Overhaul, Inc.	209,754	—
Ali Azad, Senior Vice President for Business Development	209,754	—
George B. Skitsko, Former President and Chief Operating Officer of Aquilex SMS, Inc.[3]	—	—

Footnotes to the Equity Awards Exercised and Vested During the Year Ended at December 31, 2009 table:

[1]

Time vested profits interests vest in equal installments on each of the first five anniversaries of the grant date, subject to the holder remaining continuously actively employed by us through the applicable vesting date.

[2]

There was no public market for profits interests as of December 31, 2009 and thus the market value as of that date is not determinable. For financial accounting purposes, the fair value of time vested profits interests without a put feature held by Messrs. Milner, Ledford and Azad, as of September 8, 2009, the date of the most recent independent third party valuation, was $0.36 per unit. Using a value of $0.36 per unit, the fair value of time vested profits interests without a put feature that vested in 2009 was $158,972 for Mr. Milner, $75,511 for Mr. Ledford and $75,511 for Mr. Azad. The fair value of time vested profits interests with a put feature held by Messrs. Varner and Ferguson, as of December 31, 2009, the date of the most recent independent third party valuation, was $0.37 per unit. Using a value of $0.37 per unit, the fair value of time vested profits interests with a put feature that vested in 2009 was $547,348 for Mr. Varner and $277,759 for Mr. Ferguson. For a discussion of the assumptions made in the valuation of profits interests, see Note 2 to our audited financial statements included elsewhere in this Prospectus.

[3]

Mr. Skitsko served as President and Chief Operating Officer of Aquilex SMS, Inc. until December 1, 2009 when he resigned his employment. As a result of his resignation, his time vested profits interests and performance vested profits interests were forfeited.

Pension Benefits

We do not sponsor or maintain any defined benefit pension or retirement benefits for the benefit of our non-union employees.

Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans

We do not sponsor or maintain any nonqualified defined contribution or other nonqualified deferred compensation plans for the benefit of our employees.

Potential Payments Upon Termination or Change in Control

Our named executive officers would be entitled to payments and benefits upon a termination of employment under certain circumstances. These potential payments and benefits may be provided pursuant to the terms of their employment arrangements with us and upon the potential redemption of profits interests, at the option of the general partner of Aquilex Holdco. In determining amounts payable, we have assumed in all cases that the termination of employment and change in control occurred on December 31, 2009.

Employment Agreements

We have entered into employment agreements with each of our named executive officers. Each agreement establishes the minimum terms and conditions of the named executive officer’s duties, compensation and benefits, and provides that severance benefits appropriate to the named executive officer’s positions will be paid if his employment is terminated (i) by us without cause, (ii) in the case of Messrs. Varner’s, Ferguson’s and Milner’s employment agreements, by the executive for “Executive Cause” or (iii) in the case of Messrs. Varner’s and Milner’s employment agreements, upon non-renewal of their employment agreement. Messrs. Varner’s and Ferguson’s employment agreements previously provided for a payment upon a change in control, and such payments were paid in connection with the Teachers’ Acquisition. Their agreements were subsequently amended to provide that no payments will be paid upon a future change in control.

Mr. Varner. If Mr. Varner’s employment is terminated by Mr. Varner with Executive Cause or by us without Employer Cause, in the event his employment term expires and is not extended by us, or in the event of death or disability, he is eligible to receive:

•	continued base salary for the longer of one year or the remainder of his employment term;

•	any earned but unpaid bonus;

•	a pro-rated bonus for the year of termination; and

•	other than in the case of death or disability, continuation of insurance benefits through the severance period.

Messrs. Ferguson and Milner. In the case of Messrs. Ferguson and Milner, if the executive’s employment is terminated by the executive with Employee Cause or by us without Cause, or in the case of Mr. Milner, in the event we provide him with notice of non-renewal of his employment within 60 days of the expiration of his employment term, the executive is eligible to receive:

•	continued base salary for the longer of one year or the remainder of his employment term;

•	a pro-rated bonus for the year of termination; and

•	continuation of insurance benefits through the severance period.

Mr. Ledford. If Mr. Ledford’s employment is terminated by us without Cause, he is eligible to receive:

•

severance benefits in an amount equal to (i) his annual base salary in effect at the time of termination plus (ii) the annual incentive payment paid for the 12-full calendar month period preceding the month of termination;

•	a pro-rated bonus for the year of termination; and

•	continuation of insurance benefits for 18 months following termination.

Mr. Azad. If Mr. Azad’s employment is terminated by us without Cause, he is eligible to receive:

•	severance benefits in an amount equal to one year’s base salary;

•	any earned but unpaid bonus; and

•	payment of the executive’s COBRA benefits.

For purposes of the employment agreements, “Employer Cause” or “Cause” generally mean: (1) gross negligence in the performance of the executive’s duties; (2) entering a guilty or no-contest plea to a felony or engaging in fraudulent or criminal activity relating to the scope of the executive’s employment; (3) material violation of our code of conduct; (4) material breach of a material provision of the executive’s agreement, provided the executive has been provided a cure-period not less than 45 days; (5) failure to perform the material duties of the executive’s position, provided the executive has been provided a cure-period not less than 45 days; (6) commission of a felony or crime involving moral turpitude; or (7) conduct which brings us into public disgrace in any material respect. In addition, Messrs. Ledford’s and Azad’s employment agreements also include as “Cause” the executive’s engagement in discussions with other employees which management reasonably deems inappropriate given the executive’s position, including confidential discussions.

In the case of Messrs. Varner, Ferguson and Milner, “Executive Cause” or “Employee Cause” generally mean: (1) the assignment to the executive of any significant duties materially inconsistent with the executive’s title, or a substantial diminution in the nature of the executive’s responsibility or status; (2) a material breach by us of any material provision of the executive’s employment agreement; or (3) a salary reduction in any amount. We are allowed a 30-day cure period after the executive provides us with notice of any of the foregoing.

All termination payments under employment agreements entered into with Messrs. Varner, Ferguson, Milner, Ledford and Azad are conditioned on the execution of a general release. In addition, each of these named executive officers’ employment agreement restricts him from competing with us or from hiring any of our employees or soliciting any of our customers during his employment, in the case of Messrs. Varner, Ferguson and Milner, for one year after termination of the executive’s employment, and in the case of Messrs. Ledford and Azad, for two years after termination of the executive’s employment. All of our named executive officers are required to maintain the confidentiality of our information.

Accelerated Profits Interests Vesting and Discretionary Redemption

Awards of profits interests vest either solely on the basis of passage of time or solely on the basis of the achievement of certain financial performance criteria. Time vested profits interests vest in equal installments on each of the first five anniversaries of the grant date, subject to the holder remaining continuously actively employed with us through the applicable vesting date. All outstanding unvested time vested profits interests will vest immediately upon (1) a change in control (as defined in the Partnership Agreement) or (2) an initial public offering (as defined in the Partnership Agreement) in which Teachers’ sells at least 25% of its then-existing equity holdings in us. Performance vested profits interests only vest if there is a liquidity event where certain financial performance criteria, including multiples of invested capital and internal rate of return, are achieved, subject to the holder remaining continuously actively employed with us through the date of any qualifying liquidity event. Upon a holder ceasing to be employed by us for any reason prior to an applicable vesting date or liquidity event, as applicable, any unvested profits interests are automatically terminated and forfeited without compensation.

In the event a liquidity event has not yet occurred, and a holder (i) dies, (ii) becomes physically or mental incapacitated, (iii) is terminated without cause, (iv) terminates by reason of a “special event” as defined in such holder’s grant agreement, (v) terminates due to non-renewal of such holder’s employment agreement, or (vi) retires after December 15, 2010 following the attainment of age 65, the partnership may, at the discretion of the general partner, redeem such holder’s vested profits interests. The redemption price is equal to the fair market value on the date of termination as set forth in the Partnership Agreement. In the event of termination for any other reason, such holder’s time vested profits interests and performance vested profits interests are forfeited without compensation. However, if such termination is not for cause, the partnership may choose to redeem such holder’s time vested profits interests and performance vested profits interests if the general partner determines in good faith there are special circumstances surrounding the holder’s termination that justify such redemption. Unless otherwise in connection with a change in control, we do not currently anticipate exercising our right to redeem the profits interests held by our named executive officers in the event of their termination.

Awards held by Messrs. Varner and Ferguson have an additional put right feature that requires, upon the fifth anniversary of the grant date, that the fair market value of the profits interests be calculated. If, based upon this calculation, it is determined that Teachers’ would have achieved a compounded internal rate of return of 20% on their investment (the “Performance Condition”), as if there was a liquidity event, the put right feature may be exercised. If the Performance Condition is not satisfied, the above calculation will continue to be performed on each successive anniversary of the Teachers’ Acquisition for the next 5 years or until such time that it is satisfied. Within 60 days of the achievement of the Performance Condition on the fifth (or later) anniversary of the grant date, the holder will have the right to sell all of his vested profits interests to Aquilex Holdco, and Aquilex Holdco will be required to purchase such interests from the holder, for the fair market value that was used to calculate the Performance Condition. To the extent that payment of the redemption price would cause adverse consequences to the partnership or its subsidiaries under the terms of any debt agreements or similar instruments, the partnership may delay the payment until a later time when such payment would not result in the occurrence of adverse consequences.

Quantification of Termination Payments and Benefits

The following table details the payments and benefits that each of the named executive officers would have been provided under their employment agreements and award agreements if their employment had been terminated on December 31, 2009.

Name & Principal Position	Termination Reason	Severance[1]	Pro-Rata Bonus[2]	Continued Insurance[3]	Total
L.W. Varner, Jr., Chief Executive Officer and President	By us without Employer Cause, by executive with Executive Cause, non-renewal of agreement by us, or death or disability	$979,167	$0	$20,114	$999,281

	By us for Employer Cause, by executive without Executive Cause, or non-renewal of agreement by executive	—	0	—	0
Jay W. Ferguson, Senior Vice President and Chief Financial Officer	By us without Cause, by executive with Employee Cause	330,000	0	11,221	341,221
J. Douglas Milner, Chief Operating Officer	By us without Cause, by executive with Employee Cause, or non-renewal of agreement by us	400,000	0	9,531	409,531
Ali Azad, Senior Vice President for Business Development	By us without Cause	250,000	—	9,254	259,254

Footnotes	to the Quantification of Termination Payments and Benefits table:
[1]

These values are based on the base salaries in effect on December 31, 2009. Severance payments for Messrs. Varner, Ferguson and Milner will be made on a periodic basis in accordance with our regular payroll practices.

[2]

Amounts shown in this column are based on the annual cash incentive compensation earned by our named executive officers for 2009. Other than Mr. Ledford, we did not pay any annual cash incentive payments to our named executive officers for 2009.

[3]

Amounts shown in this column are merely estimates and are based on approximate costs of health, dental and life insurance plans, as applicable for fiscal 2009. Amounts for continued health insurance represent employer paid COBRA premiums. The amount for Mr. Varner also includes his continued coverage under the Exec-U-Care program.

Mr. Skitsko. On December 1, 2009, Mr. Skitsko terminated his employment and resigned his position as President and Chief Operating Officer of Aquilex SMS, Inc. Under the terms of his employment agreement, we were not obligated to pay, and did not pay, any severance or other payments to him as a result of his resignation. The restrictive covenants contained in his employment agreement continue to apply in accordance with their terms. Mr. Skitsko’s employment agreement restricts him from competing with us for five years after termination of his employment, from competing with

Aquilex SMS, Inc. for one year after termination of his employment and from hiring any of Aquilex SMS, Inc.’s employees or soliciting any of Aquilex SMS, Inc.’s customers for five years after termination of his employment. In connection with his departure, we entered into a consulting agreement with Mr. Skitsko, which is described under “Management—Compensation Discussion and Analysis — Severance and Change in Control Benefits.”

Mr. Ledford. On June 6, 2010, Mr. Ledford ceased his employment with the Company and no longer serves in the position of President and Chief Operating Officer of Aquilex Specialty Repair and Overhaul, Inc. Mr. Ledford received the severance compensation provided for under the terms of his employment agreement in the case of a “termination without cause,” as described above. The total cost of his severance payment is approximately $430,000 and will be paid out in equal monthly installments over the next twelve months. In addition, Mr. Ledford is eligible for continuation of insurance benefits for 18 months following the date of his termination. In connection with his termination, and as a condition to the payment of his severance benefits, Mr. Ledford is subject to the terms of a general release. The restrictive covenants contained in his employment agreement continue to apply in accordance with their terms. Mr. Ledford’s employment agreement restricts him from competing with us for twelve months after termination of his employment and from hiring any of our employees or soliciting any of our customers for two years after termination of his employment.

Director Compensation

Our directors who are also our employees or employees of Teachers’ receive no additional compensation for their services as directors. Our independent directors receive an annual directors fee of $35,000. In addition, Mr. Philippin receives an additional $10,000 annually for his service as Chair of the Audit Committee. Messrs. Halas and Philippin are also reimbursed by us for reasonable out-of-pocket expenses incurred by them in connection with attending Board of Directors, committee and stockholder meetings, including those for travel, meals and lodging. We reserve the right to change the manner and amount of compensation to our non-employee directors at any time.

Our directors did not receive any additional compensation for their service as directors for the year ended December 31, 2009.

The following table shows fiscal 2009 compensation for our non-employee directors.

Name	Fees Earned or Paid in Cash	Stock Awards [2]	Total
Shael Dolman[1]	$—	$—	$—
Gus Halas	35,000	—	35,000
Russell Hammond	—	—	—
Charles Philippin	45,000	—	45,000
Darren Smart	—	—	—

Footnote to the Director Compensation Table:

[1]	As of July 27, 2010, Mr. Dolman no longer serves as a director.
[2]	In 2009, none of our non-employee directors received grants of profits interests awards. As of December 31, 2009, our non-employee directors held the following profits interests awards:

Name	Common Interests[a]	Time Vested Profits Interests[b]	Total Profits Interests[c]	Total Profits Percentage[d]
Shael Dolman	—	—	—	—
Gus Halas	—	125,000	125,000	0.03%
Russell Hammond	—	—	—	—
Charles Philippin	150,000	125,000	275,000	0.06%
Darren Smart	—	—	—	—

a	The amounts in this column represent the number of common interests held by our non-employee directors as of December 31, 2009. Such common interests are fully-vested and are not treated as director compensation.
b	The amounts in this column represent the total number of time vested profits interests, both vested and unvested, held by our non-employee directors as of December 31, 2009. Time vested profits interests vest annually in equal installments over the 5-year period from the grant date.
c	The amounts in this column represent the total number of profits interests, on a fully-diluted basis, held by our non-employee directors as of December 31, 2009.
d	The amounts in this column represent the total percentage of profits attributable to each of our non-employee directors through their holdings common interests and profits interests as of December 31, 2009.

Compensation Committee Interlocks and Insider Participation

During 2009, no member of the Compensation Committee served as an officer or employee of Aquilex at any time or had any relationship with Aquilex requiring disclosure as a related-party transaction. During 2009, none of our executive officers served as a member of the board of directors or compensation committee of any unrelated entity that had one or more executive officers serving on our Board or Compensation Committee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

During 2009, there were no transactions between Aquilex Holdings or its subsidiaries and any other person that would be reportable under Item 404(a) of Regulation S-K. We do not have any management agreement or similar arrangement in place with Teachers’.

Related Party Transaction Approval Policy

Our board has adopted a written related person transaction approval policy, which requires that transactions between us (or our subsidiaries) and any executive officer, director, immediate family member of an executive officer or director or any known 5% stockholder, in each case involving an amount more than $120,000, is submitted to our board for approval. Certain transactions, including compensation transactions, do not require approval under the policy. Under the policy, no director may participate in the consideration of a related party transaction with that director or any related person of that director, except that no director shall be disqualified from considering any transaction between us and Ontario Teachers’ Pension Plan Board or its affiliates (collectively, “Teachers’”) solely due to employment by, or the receipt of compensation from, Teachers’.

In determining whether to approve a proposed transaction, our board will consider (1) whether the transaction is fair and reasonable to us and on substantially the same terms that would prevail if the counterparty was not a related person, (2) the business reasons for the transaction, (3) whether the transaction presents a conflict of interest, (4) any reputational concerns that the transaction may present and (5) the materiality of the transaction.

Director Independence

As a company that does not have its equity securities listed on a national securities exchange, we are not subject to certain governance requirements, including any requirement that our board have any minimum number of independent directors or have an audit committee consisting solely of independent directors.

For purposes of the disclosures required by Item 407 of Regulation S-K, we have adopted the definition of “independence” used by the New York Stock Exchange when assessing the independence of our directors. Based on that assessment, our board of directors has determined that Messrs. Halas and Philippin are each “independent.”

With respect to the members of our audit committee, our board of directors has determined that Mr. Philippin is independent under both the New York Stock Exchange definition and the requirements of Rule 10A-3 under the Securities Exchange Act. Our board of directors has determined that Messrs. Hammond and Smart are each not independent under such definition and requirements.

With respect to members of our compensation committee, our board of directors has determined that Mr. Hammond is not independent under the New York Stock Exchange definition.

PRINCIPAL STOCKHOLDERS

All of the outstanding limited liability company interests of Aquilex Holdings are held by Aquilex Acquisition Sub. All of the outstanding limited liability company interests of Aquilex Acquisition Sub are held by Aquilex Holdco. The following table provides certain information with respect to the beneficial ownership of the limited partnership interests of Aquilex Holdco as of August 1, 2010, by (i) each individual known by us who owns beneficially 5 percent or more of the outstanding limited partnership interests, (ii) each of our directors, (iii) each of our executive officers and (iv) all of our directors and executive officers as a group. To our knowledge, each holder of the limited partnership interests has sole voting and investment power with respect to the interests indicated as beneficially owned, unless otherwise indicated in a footnote to the following table. Unless otherwise indicated in a footnote, the business address of each person is our corporate address.

The amount and percentages of limited partnership interests beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Beneficial Owners	Limited Partnership Interests Beneficially Owned(1)
	Number	Percent
Teachers’(2)	391,188,966	98.51%
L.W. Varner, Jr.	2,560,000	*
Jay W. Ferguson	1,250,000	*
J. Douglas Milner	635,534	*
Ali Azad	350,000	*
Michael Ledford	345,000	*
Juanita Biasini	50,000	*
Gus Halas	—	—
Russell Hammond	—	—
Charles Philippin	150,000	*
Darren Smart	—	—
All Directors and Executive Officers as a Group (11 persons)	5,340,534	*
* Less than 1%

(1)	On August 1, 2010, there were 397,114,500 limited partnership interests outstanding.
(2)	The business address for Teachers’ is 5650 Yonge Street, Toronto, Ontario, Canada M2M 4H5.

THE EXCHANGE OFFER

The following summary of the registration rights agreement and letter of transmittal is not complete and is subject to, and is qualified in its entirety by, all of the provisions of the registration rights agreement and the letter of transmittal, each of which is filed as an exhibit to the registration statement of which this Prospectus is part. We urge you to read the entire registration rights agreement carefully.

Purpose and Effect of Exchange Offer; Registration Rights

We are offering to exchange our 11 1 /8% Senior Secured Notes due 2016, which have been registered under the Securities Act and which we refer to as the “new notes”, for our outstanding 11 1/8% Senior Notes due 2016, which have not been so registered and which we refer to as the “old notes”. We refer to this exchange offer as the “exchange offer”.

The old notes were purchased by Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated and RBC Capital Markets Corporation, whom we refer to collectively as the “initial purchasers”, on December 23, 2009, for resale to qualified institutional buyers in compliance with Rule 144A under the Securities Act and outside of the United States to non-U.S. persons in compliance with Regulation S under the Securities Act. In connection with the sale of the old notes, we and the initial purchasers entered into a registration rights agreement, dated December 23, 2009 (the “registration rights agreement.”)

Registration Rights; Special Interest

The following description is a summary of the material provisions of the registration rights agreement. This description does not restate that agreement in its entirety. We urge you to read the registration rights agreement in its entirety because it, and not this description, defines your registration rights as holders of these notes. See “Where You Can Find More Information.”

Pursuant to the registration rights agreement, the issuers and the guarantors have agreed to file with the SEC the Exchange Offer Registration Statement (as defined in the registration rights agreement) on the appropriate form under the Securities Act with respect to the Exchange Securities (as defined in the registration rights agreement). Upon the effectiveness of the Exchange Offer Registration Statement, the issuers and the guarantors will offer to holders of Transfer Restricted Securities pursuant to the Exchange Offer (as both terms are defined in the registration rights agreement) who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for new notes.

If:

(1)	the issuers and the guarantors are not

(a)	required to file the Exchange Offer Registration Statement; or

(b)	permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or SEC policy; or

(2)	any holder of Transfer Restricted Securities notifies the issuers prior to the 20th business day following consummation of the Exchange Offer that:

(a)	it is prohibited by law or SEC policy from participating in the Exchange Offer;

(b)	it may not resell the new notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales; or

(c)	it is a broker-dealer and owns notes acquired directly from the issuers or an affiliate of the issuers;

then the issuers and the guarantors will use their commercially reasonable efforts to file with the SEC a Shelf Registration Statement (as defined in the registration rights agreement) to cover resales of the notes by the holders of the notes who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement.

For purposes of the preceding, “Transfer Restricted Securities” means each note until the earliest to occur of:

(1)	the date on which such note has been exchanged by a person other than a broker-dealer for an Exchange Note in the Exchange Offer;

(2)	following the exchange by a broker-dealer in the Exchange Offer of a note for an Exchange Note, the date on which such Exchange Note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement;

(3)	the date on which such note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement; or

(4)	the earliest date that is less than one year after the Issue Date and on which all old notes are not subject to any restrictions on transfer, including those pursuant to Rule 144 under the Securities Act.

The registration rights agreement provides that:

(1)	the issuers and the guarantors will file an Exchange Offer Registration Statement with the SEC on or prior to 180 days after the issue date of the old notes;

(2)	the issuers and the guarantors will use all commercially reasonable efforts to have the Exchange Offer Registration Statement declared effective by the SEC on or prior to September 19, 2010;

(3)	unless the Exchange Offer would not be permitted by applicable law or SEC policy, the issuers and the guarantors will:

(a)	commence the Exchange Offer; and

(b)	use all commercially reasonable efforts to issue, on or prior to October 19, 2010, Exchange Securities in exchange for all notes tendered prior thereto in the Exchange Offer; and

(4)	if obligated to file the Shelf Registration Statement, the issuers and the guarantors will use all commercially reasonable efforts to file the Shelf Registration Statement with the SEC on or prior to 90 days after such filing obligation arises and to cause the Shelf Registration to be declared effective by the SEC on or prior to 90 days after such obligation arises.

If:

(1)	the issuers and the guarantors fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing;

(2)	any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness (the “Effectiveness Target Date”);

(3)	the issuers and the guarantors fail to consummate the Exchange Offer on or before October 19, 2010; or

(4)	the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the registration rights agreement (each such event referred to in clauses (1) through (4) above, a “Registration Default”), then the issuers and the guarantors will pay Special Interest to each holder of the notes until all Registration Defaults have been cured.

With respect to the first 90-day period immediately following the occurrence of the first Registration Default, Special Interest will be paid in an amount equal to 0.25% per annum of the principal amount of Entitled Securities outstanding. The amount of the Special Interest will increase by an additional 0.25% per annum with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Special Interest for all Registration Defaults of 1.0% per annum of the principal amount of the Entitled Securities outstanding.

All accrued Special Interest will be paid by the issuers and the guarantors on the next scheduled interest payment date to DTC or its nominee by wire transfer of immediately available funds.

Following the cure of all Registration Defaults, the accrual of Special Interest will cease.

Holders of notes will be required to make certain representations to the issuers (as described in the registration rights agreement) in order to participate in the Exchange Offer and will be required to deliver certain information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the registration rights agreement in order to have their notes included in the Shelf Registration Statement and benefit from the provisions regarding Special Interest set forth above. By acquiring Transfer Restricted Securities, a holder will be deemed to have agreed to indemnify the issuers and the guarantors against certain losses arising out of information furnished by such holder in writing for inclusion in any Shelf Registration Statement. Holders of notes will also be required to suspend their use of the prospectus included in the Shelf Registration Statement under certain circumstances upon receipt of written notice to that effect from the issuers.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this Prospectus and the accompanying letter of transmittal, for each $1,000 principal amount of old notes properly surrendered and not withdrawn before the expiration date of the exchange offer, we will issue $1,000 principal amount of new notes. Holders may tender some or all of their old notes pursuant to the exchange offer in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered.

The form and terms of the new notes will be the same as the form and terms of the old notes except that:

•	the new notes will have a different CUSIP number from the old notes;

•	the new notes will be registered under the Securities Act and, therefore, the global securities representing the new notes will not bear legends restricting the transfer of interests in the new notes;

•	the new notes will not be subject to the registration rights relating to the old notes; and

•	the new notes will not benefit from payment of additional interest in case of non-registration.

The new notes will evidence the same indebtedness as the old notes they replace, and will be issued under, and be entitled to the benefits of, the same indenture (as defined below) governing the issuance of the old notes. As a result, the old notes and the new notes will be treated as a single series of notes under the indenture.

No interest will be paid in connection with the exchange. The new notes will accrue interest from and including the last interest payment date on which interest has been paid on the old notes or, if no interest has been paid on the old notes, from the date of original issue of the old notes. Accordingly, the holders of old notes that are accepted for exchange will not receive accrued but unpaid interest on old notes at the time of tender. Rather, that interest will be payable on the new notes delivered in exchange for the old notes on the first interest payment date after the expiration date.

Under existing SEC interpretations, the new notes would generally be freely transferable after the exchange offer without further registration under the Securities Act, except that broker-dealers receiving the new notes in the exchange offer will be subject to a prospectus delivery requirement with respect to their resale. This view is based on interpretations by the staff of the SEC in no-action letters issued to other issuers in exchange offers like this one. We have not, however, asked the SEC to consider this particular exchange offer in the context of a no-action letter. Therefore, the SEC might not treat it in the same way it has treated other exchange offers in the past. You will be relying on the no-action letters that the SEC has issued to third parties in circumstances that we believe are similar to ours. Based on these no-action letters, the following conditions must be met in order to receive freely transferable new notes:

•	you must not be a broker-dealer that acquired the old notes from us or in market-making transactions or other trading activities;

•	you must acquire the new notes in the ordinary course of your business;

•

you must not be participating, and do not intend to participate, and have no arrangements or understandings with any person to participate, in the distribution of the new notes within the meaning of the Securities Act; and

•	you must not be an affiliate of ours, as defined under Rule 405 of the Securities Act.

By tendering your old notes as described in “—Procedures for Tendering”, you will be representing to us that you satisfy all of the above listed conditions. If you do not satisfy all of the above listed conditions:

•	you cannot rely on the position of the SEC set forth in the no-action letters referred to above; and

•	you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the new notes.

The SEC considers broker-dealers that acquired old notes directly from us, but not as a result of market-making activities or other trading activities, to be making a distribution of the new notes if they participate in the exchange offer. Consequently, these broker-dealers must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the new notes.

A broker-dealer that has bought old notes for market-making or other trading activities must comply with the prospectus delivery requirements of the Securities Act in order to resell any new notes it receives for its own account in the exchange offer. The SEC has taken the position that broker-dealers may use this prospectus to fulfill their prospectus delivery requirements with respect to the new notes. We have agreed in the registration rights agreement to send a prospectus to any broker-dealer that requests copies in the notice and questionnaire included in the letter of transmittal accompanying the prospectus for a period of up to 180 days commencing on the day the exchange offer is consummated.

Unless you are required to do so because you are a broker-dealer, you may not use this prospectus for an offer to resell, resale or other retransfer of new notes. We are not making this exchange offer to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of that jurisdiction.

Holders of notes do not have appraisal or dissenters’ rights under state law or under the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of Regulation 14E under the Exchange Act.

Expiration Date; Extensions; Amendments

The expiration date for the exchange offer is 5:00 p.m., New York City time, on September 20, 2010, unless we extend the expiration date. We may extend this expiration date in our sole discretion. If we so extend the expiration date, the term “expiration date” shall mean the latest date and time to which we extend the exchange offer.

We reserve the right, in our sole discretion:

•	to, prior to the expiration date, delay accepting any old notes;

•	to extend the exchange offer; or

•	to amend the terms of the exchange offer in any way we determine.

We will give oral notice promptly followed by written notice of any delay, extension or termination to the exchange agent. In addition, we will give, as promptly as practicable, oral or written notice regarding any delay in acceptance, extension or termination of the offer to the registered holders of old notes. If we amend the exchange offer in a manner that we determine to constitute a material change, or if we waive a material condition, we will (i) promptly disclose the amendment or waiver in a manner reasonably calculated to inform the holders of old notes of the amendment or waiver and (ii) extend the exchange offer if necessary so that at least five business days remain in the exchange offer following notice of the material change, or as otherwise required by law.

We intend to make public announcements of any delay in acceptance, extension, termination, amendment or waiver regarding the exchange offer prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Procedures For Tendering

Except in limited circumstances, only a DTC participant listed on a DTC securities position listing with respect to the old notes may tender old notes in the exchange offer. To tender old notes in the exchange offer:

•

you must instruct DTC and a DTC participant by completing the form “Instructions to DTC Participant From Beneficial Owner” accompanying this prospectus of your intention whether or not you wish to tender your old notes for new notes; and

•	DTC participants in turn need to follow the procedures for book-entry transfer as set forth below under “—Book-Entry Transfer” and in the letter of transmittal.

By tendering, you will make the representations described below under “—Representations on Tendering Old Notes.” In addition, each broker-dealer that receives new notes for its account in the exchange offer, where the old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See “Plan of Distribution.” The tender by a holder of old notes will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of the form “Instructions to DTC Participant From Beneficial Owner” or transmission of an agent’s message and all other required documents, as described under “—Book-Entry Transfer”, to the exchange agent is at the election and risk of the tendering holder of old notes. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery to the exchange agent prior to the expiration date. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, and acceptance and withdrawal of tendered old notes, and our determination shall be final and binding on all parties. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to any particular old notes either before or after the expiration date. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. The exchange agent shall have no duty, responsibility or liability with respect to any of such matters. Unless waived, holders must cure any defects or irregularities in connection with tenders of old notes within a period we determine. Although we intend to request the exchange agent to notify holders of defects or irregularities relating to tenders of old notes, neither we, the exchange agent nor any other person will have any duty or incur any liability for failure to give this notification. We will not consider tenders of old notes to have been made until these defects or irregularities have been cured or waived. The exchange agent will return any old notes that are not properly tendered and as to which the defects or irregularities have not been cured or waived to the tendering holders, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution.”

Guaranteed Delivery Procedures

Holders wishing to tender their Old Notes but who cannot comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date may tender if:

•	the tender is made through an eligible institution; and

•	prior to the expiration date, the exchange agent receives from the eligible institution a properly transmitted agent’s message and notice of guaranteed delivery:

•	setting forth the name and address of the holder, the registered number(s) of the original notes and the principal amount of original notes tendered;

•	stating that the tender is being made thereby;

•

guaranteeing that, within three New York Stock Exchange trading days after the expiration date, a book-entry confirmation of the tender, and any other documents required by the accompanying letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•

the exchange agent receives the book-entry confirmation, and all other documents required by the accompanying letter of transmittal, within three New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their original notes according to the guaranteed delivery procedures set forth above.

Book-Entry Transfer

We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the old notes at DTC for the purpose of facilitating the exchange offer. Any financial institution that is a participant in DTC’s system may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent’s DTC account in accordance with DTC’s electronic Automated Tender Offer Program procedures for such transfer. The exchange of new notes for tendered old notes will only be made after timely:

•	confirmation of book-entry transfer of the old notes into the exchange agent’s account; and

•	receipt by the exchange agent of an “agent’s message” and all other required documents specified in the letter of transmittal.

The confirmation, agent’s message and any other required documents must be received at the exchange agent’s address listed below under “—Exchange Agent” on or before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

As indicated above, delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

The term “agent’s message” means a message, transmitted by DTC and received by the exchange agent and forming part of the confirmation of a book-entry transfer, which states that DTC has received an express acknowledgment from a participant in DTC tendering old notes stating:

•	the aggregate principal amount of old notes which have been tendered by the participant;

•	that such participant has received an appropriate letter of transmittal and agrees to be bound by the terms of the letter of transmittal and the terms of the exchange offer; and

•	that we may enforce such agreement against the participant.

Delivery of an agent’s message will also constitute an acknowledgment from the tendering DTC participant that the representations contained in the letter of transmittal and described below under “—Representations on Tendering Old Notes” are true and correct.

Representations on Tendering Old Notes

By surrendering old notes in the exchange offer, you will be representing that, among other things:

•	you are acquiring the new notes issued in the exchange offer in the ordinary course of your business;

•

you are not engaged, do not intend to engage in and have no arrangement or understanding with any person to participate, in the distribution of the Exchange Securities to be issued in the Exchange Offer;

•

you are not an affiliate of ours, as defined in Rule 405 under the Securities Act or if you are such an affiliate you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•

you acknowledge and agree that if you are a broker-dealer registered under the Exchange Act or you are participating in the exchange offer for the purposes of distributing the new notes, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale of the new notes, and you cannot rely on the position of the SEC’s staff in their no-action letters; if you are a broker-dealer, that you did not purchase the Securities (as defined in the registration rights agreement) to be exchanged in the Exchange Offer from either of the issuers or any of their affiliates; and

•	you are not acting on behalf of someone who cannot truthfully and completely make such representation.

If you are a broker-dealer and you will receive new notes for your own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities (other than notes acquired directly from either of the issuers or any of their affiliates), you will be required to acknowledge in the letter of transmittal that you will comply with the prospectus delivery requirements of the Securities Act in connection with any resale of the new notes. The letter of transmittal states that, by complying with their obligations, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See also “Plan of Distribution.”

Withdrawal of Tenders

Your tender of old notes pursuant to the exchange offer is irrevocable except as otherwise provided in this section. You may withdraw tenders of old notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective for DTC participants, holders must comply with their respective standard operating procedures for electronic tenders and the exchange agent must receive an electronic notice of withdrawal from DTC prior to 5:00 p.m., New York City time, on the expiration date.

Any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of DTC. We will determine in our sole discretion all questions as to the validity, form and eligibility, including time of receipt, for such withdrawal notices, and our determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no new notes will be issued with respect to them unless the old notes so withdrawn are validly re-tendered. Any old notes which have been tendered but which are withdrawn or not accepted for exchange will be returned to the holder without cost to such holder promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be re-tendered by following the procedures described above under “—Procedures For Tendering” at any time prior to the expiration date.

Exchange Agent

We have appointed Wilmington Trust FSB as exchange agent in connection with the exchange offer. In such capacity, the exchange agent has no fiduciary duties to the holders of the notes and will be acting solely on the basis of our directions. Holders should direct questions, requests for assistance and for additional copies of this Prospectus or the letter of transmittal to the exchange agent addressed as follows:

By Mail, Hand or Overnight Delivery: Wilmington Trust FSB c/o Wilmington Trust Company Corporate Capital Markets Rodney Square North 1100 North Market Street Wilmington, Delaware 19890-1626	By Facsimile: (302) 636-4139 For Information or Confirmation by Telephone: Sam Hamed (302) 636-6181

Fees and Expenses

The expense of soliciting tenders pursuant to the exchange offer will be borne by us.

We have not retained any dealer-manager in connection with the exchange offer and we will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for its related reasonable out-of-pocket expenses. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus, letters of transmittal and related documents to the beneficial owners of the old notes and in handling or forwarding tenders for exchange.

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes. If, however, a transfer tax is imposed for any reason other than the exchange of old notes in connection with the exchange offer, then the tendering holder must pay the amount of any transfer taxes due, whether imposed on the registered holder or any other persons. If the tendering holder does not submit satisfactory evidence of payment of these taxes or exemption from them with the letter of transmittal, the amount of these transfer taxes will be billed directly to the tendering holder.

Consequences of Failure to Properly Tender Old Notes in the Exchange

We will issue the new notes in exchange for old notes under the exchange offer only after timely confirmation of book-entry transfer of the old notes into the exchange agent’s account and timely receipt by the exchange agent of an agent’s message and all other required documents specified in the letter of transmittal. Therefore, holders of the old notes desiring to tender old notes in exchange for new notes should allow sufficient time to ensure timely delivery. We are under no duty to give notification of defects or irregularities of tenders of old notes for exchange or waive any such defects or irregularities. Old notes that are not tendered or that are tendered but not accepted by us will, following completion of the exchange offer, continue to be subject to the existing restrictions upon transfer under the Securities Act.

Participation in the exchange offer is voluntary. In the event the exchange offer is completed, we will not be required to register the remaining old notes. Remaining old notes will continue to be subject to the following restrictions on transfer:

•

holders may resell old notes only if an exemption from registration is available or, outside the United States, to non-U.S. persons in accordance with the requirements of Regulation S under the Securities Act; and

•	the remaining old notes will bear a legend restricting transfer in the absence of registration or an exemption.

To the extent that old notes are tendered and accepted in connection with the exchange offer, any trading market for remaining old notes could be adversely affected.

Neither we nor our board of directors or similar body make any recommendation to holders of old notes as to whether to tender or refrain from tendering all or any portion of their old notes pursuant to the exchange offer. Moreover, no one has been authorized to make any such recommendation. Holders of old notes must make their own decision whether to tender pursuant to the exchange offer and, if so, the aggregate amount of old notes to tender, after reading this Prospectus and the letter of transmittal and consulting with their advisors, if any, based on their own financial position and requirements.

DESCRIPTION OF OTHER INDEBTEDNESS

The following contains a summary of the material provisions of the senior secured term loans and revolving credit facility, pursuant to our amended and restated credit agreement. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, our amended and restated credit agreement, which has been filed as an exhibit to the registration statement of which this Prospectus is a part.

Terms not otherwise defined in this section shall, unless the context otherwise requires, have the same meanings set out in the Credit Agreement.

Credit Agreement

On April 1, 2010, Aquilex and certain subsidiaries of Aquilex entered into an amended and restated credit agreement (the “Credit Agreement”) with Royal Bank Of Canada, as Administrative Agent and Collateral Agent, Morgan Stanley Senior Funding, Inc., as Syndication Agent, Morgan Stanley Senior Funding, Inc., Royal Bank Of Canada and Credit Suisse AG, as lenders, the other lenders parties thereto, Morgan Stanley Senior Funding, Inc. and RBC Capital Markets, as Joint Lead Arrangers and Morgan Stanley Senior Funding, Inc., RBC Capital Markets and Credit Suisse Securities (USA) LLC as joint bookrunning managers.

The Facility

The Credit Agreement provides Aquilex with (i) a term loan facility (the “Term Loan”) in an aggregate principal amount of $185,000,000 and (ii) a revolving credit facility (the “Revolving Facility” and, together with the Term Loan, the “Secured Credit Facilities”) of up to $50,000,000. The proceeds of the Term Loan were used primarily to repay the entire $176 million that was outstanding under our previous credit facility and to pay certain fees and expenses associated with such repayment and the Credit Agreement.

Up to $10,000,000 of the Revolving Facility is available for euro-denominated loans and up to $5,000,000 of the Revolving Facility is available as a swingline facility. The entire amount of the Revolving Facility is available for the issuance of letters of credit.

All borrowings under the Revolving Facility are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties.

Maturity and Amortization

The Term Loan matures on April 1, 2016, and amortizes in equal quarterly installments of annual amounts equal to 1% of the original principal amount during the first five and three-quarter years of the Term Loan, with the balance of the principal amount of the Term Loan due at maturity.

The Revolving Facility matures on April 1, 2015 and does not amortize.

Interest Rates and Fees

The Term Loan interest rate is a floating rate which, at the option of Aquilex, is equal to (i) the Base Rate plus a margin of 3.00% or (ii) the Eurocurrency Rate plus a margin of 4.00%.

US-dollar denominated borrowings under the Revolving Facility (other than swingline loans) will bear interest at a floating rate which, at the option of Aquilex, is equal to (i) the Base Rate plus a margin ranging from 2.50% to 3.00%, depending on our Total Leverage Ratio (as defined in the Credit Agreement) or (ii) the Eurocurrency Rate plus a margin ranging from 3.50% to 4.00% , depending on our Total Leverage Ratio. Euro-denominated borrowings under the Revolving Facility may also, at our option, bear interest at EURIBOR plus a margin ranging from 3.50% to 4.00%, depending on our Total Leverage Ratio. Swingline loans will bear interest at the Base Rate plus a margin ranging from 2.50% to 3.00% , depending on our Total Leverage Ratio.

The Base Rate is equal to the greater of (i) 0.50% above the federal funds rate, (ii) the U.S. prime rate (as announced by the Administrative Agent) and (iii) one-month LIBOR plus 1.00%, provided that the Base Rate shall not be less than 2.50%.

The Eurocurrency Rate is equal to LIBOR for the interest period selected by Aquilex for the relevant borrowing, provided that the Eurocurrency Rate shall not be less than 1.50%.

Interest on the Term Loan and the Revolving Facility is payable quarterly (except for Eurocurrency loans for which an interest period of less than three months has been selected, in which case interest is due at the end of each interest period).

An upfront fee equal to 1.00% of the principal amount of the Term Loans was paid at the closing of the Senior Credit Facilities. An upfront fee of 1.00% of the principal amount borrowed is payable with respect to any borrowings under the Revolving Credit Facility. A commitment fee of 0.50% or 0.75% (based on our Total Leverage Ratio) is payable on the average daily unused commitments under the Revolving Facility. Letter of Credit fees equal to the interest rate margin on Eurocurrency Rate loans are payable to the lenders under the Revolving Facility, in addition to a fronting fee of 0.25% and other customary fees payable to the issuing bank.

Guarantees and Security

All obligations under the Credit Agreement are guaranteed by Aquilex Acquisition Sub III, LLC, our parent entity, and all of our material subsidiaries (except foreign subsidiaries to the extent such guarantee would be prohibited by applicable law or result in material adverse tax consequences), other than any subsidiaries we designate as unrestricted subsidiaries.

Our obligations under the Credit Agreement and the guarantees are secured by (1) all of the equity interests in Aquilex and our material direct and indirect subsidiaries (except for foreign subsidiaries, for which such equity pledges are limited to 66% of the capital stock of our first tier foreign subsidiaries, to the extent that any greater amount could reasonably be expected to result in material adverse tax consequences) and (2) all of our present and future tangible and intangible assets, subject to certain limitations.

Incremental Facilities

We have the right to incur additional term loans or increase the amount of the Revolving Facility, provided that the maximum senior secured leverage ratio does not exceed 2.00:1, subject to certain conditions and restrictions, including that (i) the proceeds from any such incremental borrowings cannot be used to refinance unsecured indebtedness, (ii) the yield on any incremental borrowings cannot exceed a yield that is 0.25% higher than the corresponding yield under the Term Loan or the Revolving Facility, as applicable, (iii) any incremental borrowings cannot mature before the Secured Facilities and (iv) the terms of any incremental borrowings cannot be materially more restrictive than the Secured Facilities. Up to $50 million of the proceeds from any such incremental borrowings may be used for general corporate purposes, and any additional amounts may be used for certain permitted acquisitions or for prepayments of the Term Loan.

Prepayments

Aquilex may voluntarily prepay outstanding amounts under the Term Loan or the Revolving Facility at any time, in whole or in part (subject to certain minimum amount requirements), without premium or penalty (except for customary breakage costs with respect to Eurocurrency loans). In addition, we may offer to repurchase up to 25% of the initial principal amount of the Term Loan from the lenders thereof, subject to certain conditions and limitations.

With certain exceptions, we are required to make mandatory prepayments, in certain circumstances, including from the net cash proceeds of certain sales of assets (including Collateral) and from casualty insurance and/or condemnation recoveries (subject to certain reinvestment rights). In addition, we are required to make mandatory prepayments of up to 50% of our Excess Cash Flow (as defined in the Credit Agreement) if our Total Leverage Ratio exceeds 2.00 to 1.

Certain Covenants and Events of Default

Subject to various exceptions and baskets set forth in the Credit Agreement, we and our subsidiaries (other than any unrestricted subsidiaries) are restricted from taking certain actions, including: (i) incurring additional indebtedness; (ii) creating liens on assets; (iii) making investments, loans or advances in or to other persons; (iv) paying dividends or distributions on, or repurchasing our stock; (v) repaying, redeeming or repurchasing certain indebtedness; (vi) changing the nature of our business; (vii) engaging in transactions with affiliates; (viii) undergoing fundamental changes (including mergers); and (x) making dispositions of our assets. We and our subsidiaries are also prohibited from making capital expenditures in excess of the greater of $25 million and 25% of our Consolidated Adjusted EBITDA (as defined in the Credit Agreement) in any fiscal year, provided that any unused amounts in one fiscal year may be carried over to the next year.

The Credit Agreement also contains financial maintenance covenants requiring us to maintain certain minimum or maximum financial ratios, as follows: (i) a minimum interest coverage ratio ranging from 1.75:1 to 2.75:1 over the term of the Credit Agreement; (ii) a maximum leverage ratio ranging from 5.75:1 to 3.25:1 over the term of the Credit Agreement; and (ii) a maximum secured leverage ratio ranging from 2.75:1 to 2.50:1 over the term of the Credit Agreement.

The Credit Agreement contains certain customary representations and warranties, affirmative covenants and events of default.

DESCRIPTION OF THE NEW NOTES

Aquilex Holdings LLC and Aquilex Finance Corp. will issue the new notes, and the old notes were issued, under the indenture (the “indenture”), dated December 23, 2009, among themselves, the Subsidiary Guarantors and Wilmington Trust FSB, as Trustee. Except as set forth herein, the terms of the notes will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act.

Certain terms used in this description are defined under the subheading “—Certain Definitions.” In this description, (a) the terms “we,” “our,” “us” and “Company” refer only to Aquilex Holdings LLC and not any of its Subsidiaries, (b) the terms “Aquilex Finance Corp.” and “Co-Issuer” refer only to Aquilex Finance Corp. and not any of its Subsidiaries, (c) the term “Issuers” refers to the Company and the Co-Issuer and (d) unless the context otherwise requires, references to the “notes” includes the old notes and the new notes.

The Issuers are jointly and severally liable for all obligations under the notes. The Co-Issuer is a 100% owned Subsidiary of the Company that was newly incorporated in Delaware to serve as a corporate co-issuer of the notes offered hereby. The Co-Issuer does not have any substantial operations or assets and does not have any revenues. Accordingly, you should not expect the Co-Issuer to participate in servicing the principal and interest obligations on the notes.

The following description is only a summary of the material provisions of the indenture, and does not purport to be complete and is qualified in its entirety by reference to the provisions of the indenture, including the definitions therein of certain terms used below. The Issuers urge you to read the indenture because it, not this description, defines your rights as Holders of these notes. You may request a copy of the indenture at the address set forth under the heading “Where You Can Find Additional Information.”

Original Notes and New Notes Will Represent Same Debt

The new notes will be issued solely in exchange for an equal principal amount of old notes pursuant to the exchange offer. The new notes will evidence the same debt as the old notes and both series of notes will be entitled to the benefits of the indenture and treated as a single class of debt securities. The terms of the new notes will be the same in all material respects as the old notes except that (i) the new notes will be registered under the Securities Act, and therefore, will not bear legends restricting the transfer thereof and (ii) the new notes will not be subject to the registration rights, under the registration rights agreement, relating to the old notes.

If the exchange offer is consummated, holders of the old notes who do not exchange their old notes for new notes will vote together with holders of the new notes for all relevant purposes under the indenture. Accordingly, all references herein to specified percentages in aggregate principal amount of the outstanding notes shall be deemed to mean, at any time after the exchange offer is consummated, such percentages in aggregate principal amount of the old notes and the new notes then outstanding.

Brief Description of the Notes

These notes:

•	are general unsecured senior obligations of the Issuers;

•	rank pari passu in right of payment with all existing and future Senior Indebtedness (including the Credit Agreement) of the Issuers;

•	are effectively subordinated to all secured Indebtedness of the Issuers (including the Credit Agreement) to the extent of the value of the assets securing such Indebtedness;

•	are structurally subordinated to all existing and future Indebtedness, claims of holders of Preferred Stock and other liabilities of the Company’s Subsidiaries that are not guaranteeing the notes;

•	rank senior in right of payment to any future Subordinated Obligations of the Issuers; and

•	are guaranteed on an unsecured senior basis by each Subsidiary Guarantor as described under “—Guarantees.”

Principal, Maturity and Interest

The Issuers issued the old notes initially with a maximum aggregate principal amount of $225,000,000, in minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof. The notes will mature on December 15, 2016. Subject to compliance with the covenant described under “—Certain Covenants—Limitation on Indebtedness,” the Issuers are permitted under the indenture to issue more notes from time to time (the “Additional Notes”). The notes and the Additional Notes, if any, will be treated as a single class for all purposes of the indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the indenture and this “Description of the New Notes,” references to the notes include any Additional Notes actually issued.

Interest on the notes will accrue at the rate of 11 1/8% per annum and will be payable semiannually in arrears on June 15 and December 15. The interest payable commenced on June 15, 2010. The Issuers will make each interest payment to the Holders of record on the immediately preceding June 1 and December 1.

Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption

Except as set forth below, the Issuers will not be entitled to redeem the notes at their option prior to December 15, 2013.

On and after December 15, 2013, the Issuers will be entitled at their option to redeem all or a portion of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed in percentages of principal amount on the redemption date), plus accrued and unpaid interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on December 15 of the years set forth below:

Period	Redemption Price
2013	105.563%
2014	102.781%
2015 and thereafter	100.0%

Unless the Issuers default in payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

In addition, any time prior to December 15, 2012, the Issuers will be entitled at their option on one or more occasions to redeem the notes (which includes Additional Notes, if any) in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the notes (which includes Additional Notes, if any) originally issued at a redemption price (expressed as a percentage of principal amount) of 111.125%, plus accrued and unpaid interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), with the Net Cash Proceeds from one or more Equity Offerings; provided, however, that

(1)	at least 65% of such aggregate principal amount of notes (which includes Additional Notes and new notes, if any) remains outstanding immediately after the occurrence of each such redemption (other than the notes held, directly or indirectly, by the Issuers or Affiliates of the Issuers); and

(2)	each such redemption occurs within 90 days after the date of the related Equity Offering.

Prior to December 15, 2013, we will be entitled at our option to redeem all, but not less than all, of the notes at a redemption price equal to 100% of the principal amount of the notes plus the Applicable Premium as of, and accrued and unpaid interest to, the redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date). Notice of such redemption must be mailed by first-class mail to each Holder’s registered address, not less than 30 nor more than 60 days prior to the redemption date.

“Applicable Premium” means with respect to a note at any redemption date, the greater of (i) 1.00% of the principal amount of such note and (ii) the excess of (A) the present value at such redemption date of (1) the redemption price of such note on December 15, 2013 (such redemption price being described in the second paragraph in this “—Optional Redemption” section exclusive of any accrued interest) plus (2) all required remaining scheduled interest payments due on such note through December 15, 2013 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate, over (B) the principal amount of such note on such redemption date.

“Adjusted Treasury Rate” means, with respect to any redemption date, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after December 15, 2013, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month), or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third Business Day immediately preceding the redemption date, plus 0.50%.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes from the redemption date to December 15, 2013, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a maturity most nearly equal to December 15, 2013.

“Comparable Treasury Price” means, with respect to any redemption date, if clause (ii) of the Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the Trustee, Reference Treasury Dealer Quotations for such redemption date.

“Quotation Agent” means the Reference Treasury Dealer selected by the Trustee after consultation with the Company.

“Reference Treasury Dealer” means Credit Suisse Securities (USA) LLC and its successors and assigns and two other nationally recognized investment banking firms selected by the Company that are primary U.S. Government securities dealers.

“Reference Treasury Dealer Quotations” means with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day immediately preceding such redemption date.

Selection and Notice of Redemption

If the Issuers are redeeming less than all the notes at any time, the Trustee will select notes on a pro rata basis to the extent practicable, by lot or such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.

The Issuers will redeem notes of $2,000 or less in whole and not in part. The Issuers will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to the redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Any inadvertent defect in the notice of redemption, including an inadvertent failure to give notice, to any Holder selected for redemption will not impair or affect the validity of the redemption of any other note redeemed in accordance with provisions of the indenture.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount thereof to be redeemed. The Issuers will issue a new note in a principal amount equal to the unredeemed portion of the original note in the name of the Holder upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. Notes held in certificated form must be surrendered to the paying agent in order to collect the redemption price. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuers are not required to make any mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances, the Issuers may be required to offer to purchase notes as described under “—Change of Control” and “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock.” In addition, the Issuers may at any time and from time to time purchase notes in the open market or otherwise.

Guarantees

The notes are guaranteed by each of the Company’s current and future Domestic Subsidiaries, other than Aquilex Finance Corp., which is co-issuer of the notes, and any Immaterial Subsidiaries. The Subsidiary Guarantors have jointly and severally guaranteed, on a senior unsecured basis, all obligations of the Issuers under the notes. The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee is limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law. If a Subsidiary Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Subsidiary Guarantor, and, depending on the amount of such indebtedness, a Subsidiary Guarantor’s liability on its Subsidiary Guarantee could be reduced to zero. See “Risk Factors—Risks Related to the Notes—Federal and state statutes allow courts, under specific circumstances, to avoid guarantees and require note holders to return payments received from guarantors” and “—Because each subsidiary guarantor’s liability under its guarantee may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments from some or all of the subsidiary guarantors.”

Each Subsidiary Guarantor that makes a payment under its Subsidiary Guarantee will be entitled upon payment in full of all guaranteed obligations under the indenture to a contribution from each other Subsidiary Guarantor in an amount equal to such other Subsidiary Guarantor’s pro rata portion of such payment based on the respective net assets of all the Subsidiary Guarantors at the time of such payment determined in accordance with GAAP.

Pursuant to the indenture, (A) a Subsidiary Guarantor may consolidate with, merge with or into, or transfer all or substantially all its assets to any other Person to the extent described under “—Certain Covenants—Merger and Consolidation” and (B) the Equity Interests of a Subsidiary Guarantor may be sold or otherwise disposed of to another Person to the extent described below under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock;” provided, however, that in the case of the consolidation, merger or transfer of all or substantially all the assets of such Subsidiary Guarantor, if such other Person is not the Company, the Co-Issuer or a Subsidiary Guarantor, such Subsidiary Guarantor’s obligations under its Subsidiary Guarantee must be expressly assumed by such other Person, except that such assumption will not be required in the case of:

(1)	the sale or other disposition (including by way of consolidation or merger) of a Subsidiary Guarantor (including the sale or disposition of Equity Interests of a Subsidiary Guarantor) following which such Subsidiary Guarantor is no longer a Subsidiary; or

(2)	the sale or disposition of all or substantially all the assets of a Subsidiary Guarantor;

in each case other than to the Issuers or an Affiliate of either Issuer and as permitted by the indenture and if in connection therewith the Issuers provide an Officers’ Certificate to the Trustee to the effect that the Issuers will comply with its obligations under the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” in respect of such disposition. Upon any sale or disposition described in clause (1) or (2) above, the obligor on the related Subsidiary Guarantee will be released from its obligations thereunder.

The Subsidiary Guarantee of a Subsidiary Guarantor also will be released:

(1)	upon the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary to the extent permitted by the indenture;

(2)	at such time as such Subsidiary Guarantor does not have any Indebtedness outstanding that would have required such Subsidiary Guarantor to enter into a Guarantee Agreement pursuant to the covenant described under “—Certain Covenants—Future Subsidiary Guarantors;” or

(3)	if the Company exercises the Company’s legal defeasance option or the Company’s covenant defeasance option as described under “—Defeasance” or if the Company’s obligations under the indenture are discharged in accordance with the terms of the indenture.

Ranking

Senior Indebtedness versus Notes

The indebtedness evidenced by these notes and the Subsidiary Guarantees is unsecured and ranks pari passu in right of payment to the Senior Indebtedness of the Issuers and the Subsidiary Guarantors, as the case may be. The notes are guaranteed by the Subsidiary Guarantors.

As of June 30, 2010:

(1)	the Senior Indebtedness of the Issuers was $409.5 million, including $184.5 million of secured indebtedness; and

(2)	the Senior Indebtedness of the Subsidiary Guarantors was $409.5 million, including $184.5 million of secured indebtedness. Virtually all of the Senior Indebtedness of the Subsidiary Guarantors consists of their respective guarantees of Senior Indebtedness of the Company under the Credit Agreement and of the Issuers with respect to the notes.

The notes are unsecured obligations of the Issuers. Secured debt and other secured obligations of the Issuers (including obligations with respect to the Credit Agreement) is effectively senior to the notes to the extent of the value of the assets securing such debt or other obligations.

Liabilities of Subsidiaries versus Notes

Substantially all of the operations of the Company are conducted through its Subsidiaries. Some of the Subsidiaries of the Company are not Guaranteeing the notes, and, as described under “—Guarantees,” Subsidiary Guarantees may be released under certain circumstances. In addition, future Subsidiaries of the Company may not be required to guarantee the notes. Claims of creditors of such non-guarantor Subsidiaries, including trade creditors and creditors holding Indebtedness or Guarantees issued by such non-guarantor Subsidiaries, and claims of preferred stockholders of such non-guarantor Subsidiaries, generally will have priority with respect to the assets and earnings of such non-guarantor Subsidiaries over the claims of the creditors of the Company, including Holders. Accordingly, the notes are effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of such non-guarantor Subsidiaries.

For the year ended December 31, 2009 and the six months ended June 30, 2010, our Subsidiaries that are not Guarantors of the notes had revenues of $21.7 million and $7.2 million, respectively, and, as of June 30, 2010, those Subsidiaries had assets of $9.0 million and debt and other liabilities of $8.5 million (including inter-company balances). Although the indenture limits the incurrence of Indebtedness and the issuance of Preferred Stock by certain Subsidiaries of the Company, such limitation is subject to a number of significant qualifications. Moreover, the indenture does not impose any limitation on the incurrence by such Subsidiaries of liabilities that are not considered Indebtedness under the indenture. See “—Certain Covenants—Limitation on Indebtedness.”

Book-Entry, Delivery and Form

The new notes initially will be represented by one or more global notes in registered form without interest coupons (referred to herein as the “Global Notes”). The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form.

In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Issuers take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised the Issuers that DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised the Issuers that, pursuant to procedures established by it, ownership of interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

Investors in the Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations which are Participants in such system. All interests in a Global Note may be subject to the procedures and requirements of DTC. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of an interest in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “Holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the indenture. Under the terms of the indenture, the Issuers and the Trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Issuers, the Trustee nor any agent of the Issuers or the Trustee has or will have any responsibility or liability for:

(1)	any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2)	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised the Issuers that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Issuers. Neither the Issuers nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and the Issuers and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Subject to the transfer restrictions set forth under “Transfer Restrictions,” transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

DTC has advised the Issuers that it will take any action permitted to be taken by a Holder only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants, it is under no obligation to perform such procedures, and such procedures may be discontinued or changed at any time. Neither the Issuers nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for Certificated Notes if:

(1)	DTC (a) notifies the Issuers that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in each case, a successor depositary is not appointed;

(2)	the Issuers, at their option, notify the Trustee in writing that they elect to cause the issuance of the Certificated Notes; or

(3)	there has occurred and is continuing a Default with respect to the notes and DTC or the Issuers specifically request such exchange.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Transfer Restrictions,” unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in a Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes. See “Transfer Restrictions.”

Same Day Settlement and Payment

The Issuers will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, and interest) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. The Issuers will make all payments of principal, interest and premium, if any, and additional interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such Holder’s registered address. The notes represented by the Global Notes are expected to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Issuers expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Change of Control

Upon the occurrence of any of the following events (each a “Change of Control”), each Holder shall have the right to require that the Issuers repurchase such Holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date):

(1)	the Company becomes aware that any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company; provided, however, that for purposes of this clause (1) such other Person shall be deemed to have “beneficial ownership” of any Voting Stock of a Person held by any other Person (the “parent entity”), if such other Person is the beneficial owner (as defined above in this clause (1)), directly or indirectly, of more than 50% of the voting power of the Voting Stock of such parent entity;

(2)	at any time following the date on which the Permitted Holders own less than 50% of the total voting power of the Voting Stock of the Company (the “Reduction Date”), individuals who on the Reduction Date constituted the Board of Managers of the Company or Parent (together with any new managers or directors whose election by such Board of Managers of the Company or Parent or whose nomination for election by the members or shareholders of the Company or Parent, as the case may be, was approved by a vote of a majority of the managers or directors of the Company or Parent, as the case may be, then still in office who were either managers, directors or other members of the Board of Directors on the Issue Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Managers of the Company or Parent then in office;

(3)	the adoption of a plan relating to the liquidation or dissolution of the Company; or

(4)	the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company (determined on a consolidated basis) to another Person other than (i) a transaction in which the survivor or transferee is a Person that is controlled by the Permitted Holders or (ii) a transaction following which (A) in the case of a merger or consolidation transaction, holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and (B) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the notes and a Subsidiary of the transferor of such assets.

Subject to compliance with the provisions of the succeeding paragraph, within 30 days following any Change of Control, the Issuers will mail a notice to each Holder with a copy to the Trustee (the “Change of Control Offer”) stating:

(1)	that a Change of Control has occurred and that such Holder has the right to require the Issuers to purchase such Holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2)	the circumstances and relevant facts regarding such Change of Control (including information to the extent available, with respect to pro forma historical income, cash flow and capitalization, in each case after giving effect to such Change of Control);

(3)	the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4)	the instructions, as determined by the Issuers, consistent with the covenant described hereunder, that a Holder must follow in order to have its notes purchased.

The Issuers will not be required to make a Change of Control Offer following a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Issuers and purchases all notes validly tendered and not withdrawn under such Change of Control Offer, (2) notice of redemption has been given pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in the payment of the applicable redemption price or (3) in connection with or in contemplation of any Change of Control for which a definitive agreement is in place we or a third party has made an offer to purchase (an “Alternate Offer”) any and all notes validly and properly tendered at a cash price equal to or higher than the Change of Control payment (as described above) and has purchased all notes validly and properly tendered and not withdrawn in accordance with the terms of the Alternate Offer; provided, however, that the terms of such Alternate Offer shall not require the Holders to irrevocably tender the notes and such Alternate Offer shall not close until the Change of Control is actually consummated.

The Issuers will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations under the covenant described hereunder by virtue of their compliance with such securities laws or regulations.

The Change of Control purchase feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company. The Change of Control purchase feature is a result of negotiations between the Issuers and the Initial Purchasers. Subject to the limitations discussed below, the Issuers could, in the future, enter into certain transactions, including acquisitions, Refinancings or other recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect the Company’s capital structure or credit ratings. Restrictions on the Company’s ability to Incur additional Indebtedness are contained in the covenants described under “—Certain Covenants—Limitation on Indebtedness,” “—Limitation on Liens” and “—Limitation on Sale/Leaseback Transactions.” Such restrictions can only be waived with the consent of the Holders of a majority in principal amount of the notes then outstanding. Except for the limitations contained in such covenants, however, the indenture will not contain any covenants or provisions that may afford Holders protection in the event of a highly leveraged transaction.

The Credit Agreement prohibits us from purchasing any notes and provides that the occurrence of certain change of control events (including a Change of Control as defined under the indenture for the notes) with respect to the Company constitutes a default thereunder. In the event that at the time of a Change of Control the terms of any Senior Indebtedness (including the Credit Agreement) restrict or prohibit the purchase of notes following such Change of Control, and the Issuers do not repay such Senior Indebtedness or obtain the requisite consents under the agreements governing such Indebtedness to permit the repurchase of the notes, the Issuers will remain prohibited from purchasing notes. In such case, our failure to comply with the foregoing undertaking, after appropriate notice and lapse of time, would constitute a Default under the indenture, which would, in turn, constitute a default under the Credit Agreement.

Future Indebtedness that the Issuers may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Issuers to repurchase their notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Issuers. Finally, the ability of the Issuers to pay cash to the Holders of notes following the occurrence of a Change of Control may be limited by the Issuers’ then existing financial resources. The Issuers cannot assure you that they will have sufficient funds available when necessary to make any required repurchases.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Company to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder may require the Issuers to make an offer to repurchase the notes as described above.

The provisions under the indenture relative to the Issuers’ obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the notes.

Certain Covenants

The indenture contains covenants including, among others, the following:

Limitation on Indebtedness

(a) The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company and the Restricted Subsidiaries will be entitled to Incur Indebtedness if the Consolidated Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred would have been at least 2.0 to 1.0 (including a pro forma application of the Net Cash Proceeds therefrom including to Refinance other indebtedness), as if the additional Indebtedness had been Incurred at the beginning of such four-quarter period (any such Indebtedness Incurred pursuant to this paragraph (a) being herein referred to as “Coverage Indebtedness”).

(b) Notwithstanding the foregoing paragraph (a), the Company and the Restricted Subsidiaries will be entitled to Incur any or all of the following Indebtedness (any such Indebtedness Incurred pursuant to this paragraph (b) being herein referred to as “Permitted Indebtedness”):

(1)	Indebtedness Incurred pursuant to any Credit Facility, including the Credit Agreement, in an aggregate amount outstanding at any time not to exceed $235.0 million less the sum of all principal payments with respect to such Indebtedness pursuant to paragraph (b)(1) of the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock” (any such Indebtedness Incurred pursuant to this clause (1) being herein referred to as “Credit Facility Indebtedness”);

(2)	Indebtedness owed to and held by the Company or a Restricted Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Equity Interests which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon and (B) if the Company is the obligor on any such Indebtedness owing to a Restricted Subsidiary that is not the Co-Issuer or a Subsidiary Guarantor, such Indebtedness is expressly subordinated to the prior payment in full in cash of all its obligations with respect to the notes and (C) if a Subsidiary Guarantor is the obligor on any such Indebtedness owing to a Restricted Subsidiary that is not the Co-Issuer or a Subsidiary Guarantor, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations of such Subsidiary Guarantor with respect to its Subsidiary Guarantee;

(3)	Indebtedness represented by the notes and the Subsidiary Guarantees thereof;

(4)	Indebtedness of the Company and its Restricted Subsidiaries outstanding as of the Issue Date (other than Indebtedness described in clause (1), (2) or (3) of this covenant);

(5)	Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Subsidiary was acquired by the Company or Restricted Subsidiary (other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company or a Restricted Subsidiary); provided, however, that on the date such Restricted Subsidiary was acquired by the Company or by a Restricted Subsidiary or otherwise became a Restricted Subsidiary and after giving effect to the Incurrence of such Indebtedness, either (x) the Company would have been able to Incur an additional $1.00 of Coverage Indebtedness pursuant to clause (a) of this covenant or (y) the Consolidated Coverage Ratio after giving effect to such acquisition is no less than immediately prior to such acquisition;

(6)	Refinancing Indebtedness in respect of Coverage Indebtedness or of Permitted Indebtedness Incurred pursuant to clause (3), (4), (5) or this clause (6);

(7)	Hedging Obligations or entry into derivative transactions, in each case, in the normal course of business and so long as such obligations and transactions are not entered for speculative purposes;

(8)	obligations in respect of workers’ compensation claims, payment obligations in connection with health or other types of social security benefits, unemployment or other insurance or self-insurance obligations, insurance premium finance agreements, reclamation, statutory obligations, bankers’ acceptances, performance, bid, surety or similar bonds and letters of credit or completion and performance guarantees or equipment leases or other similar obligations provided by the Company or any Restricted Subsidiary in the ordinary course of business;

(9)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of its Incurrence;

(10)	Indebtedness consisting of the Subsidiary Guarantee of a Subsidiary Guarantor and any Guarantee by a Subsidiary Guarantor of Indebtedness Incurred pursuant to clause (6) to the extent the Refinancing Indebtedness Incurred thereunder directly or indirectly Refinances Indebtedness Incurred pursuant to clause (3) or (4); provided, however, that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the Guarantee thereof shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness being Guaranteed;

(11)	Purchase Money Indebtedness or Capital Lease Obligations Incurred to finance all or any part of the purchase price or cost of design, development, construction, installation or improvement (including at any point subsequent to the purchase) of property (real or personal and including acquisitions of Equity Interests), plant or equipment used in the business of the Company or any of its Restricted Subsidiaries (in each case, whether through the direct purchase of such assets or the Equity Interests of any Person owning such assets), or repairs, additions or improvements to such assets, and any Refinancing Indebtedness Incurred to Refinance such Indebtedness, in an aggregate principal amount which, when added together with the amount of Indebtedness Incurred pursuant to this clause (11) and then outstanding, does not exceed the greater of (x) $15.0 million and (y) 1.5% of Total Assets at the time Incurred;

(12)	Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price, earn outs, Guarantees or similar obligations, in each case, Incurred or assumed in connection with the disposition or acquisition of any business, assets or a Subsidiary, other than Guarantees of Indebtedness Incurred or assumed by any Person acquiring all or any portion of such business, assets or Subsidiary;

(13)	Indebtedness Incurred by our Foreign Subsidiaries in an aggregate principal amount at any time outstanding not to exceed in the aggregate the greater of (x) 5.0 million or (y) 0.5% of Total Assets at the time Incurred;

(14)	Indebtedness to the extent the Net Cash Proceeds thereof are promptly deposited to defease the notes as described below under “—Defeasance;”

(15)	Indebtedness of the Company or any Restricted Subsidiary equal to 100% of the aggregate Net Cash Proceeds received by the Company from the issuance or sale of its Equity Interests (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of the Company and other than an issuance or sale to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) and 100% of any cash consisting of a capital contribution received by the Company from its shareholders subsequent to the Issue Date; provided, however, that such Net Cash Proceeds or cash have not served (and will not serve) as a basis for (x) making any Restricted Payment permitted by paragraph (a) or clause (1) or (2) of paragraph (b) of the covenant described under “—Limitation on Restricted Payments” or (y) redeeming notes pursuant to the fourth paragraph under “—Optional Redemption” (any Indebtedness Incurred pursuant to this clause (15) being herein referred to as “Contribution Indebtedness”); and

(16)	Indebtedness of the Company or the Subsidiary Guarantors in an aggregate amount which, when taken together with all other Indebtedness of the Company and the Subsidiary Guarantors outstanding on the date of such Incurrence (other than Coverage Indebtedness and Permitted Indebtedness Incurred pursuant to clauses (1) through (15) above) does not exceed $25.0 million.

(c) Notwithstanding the foregoing, neither the Company nor any Subsidiary Guarantor will Incur any Permitted Indebtedness if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations of the Company or any Subsidiary Guarantor unless such Indebtedness shall be subordinated to the notes or the applicable Subsidiary Guarantee to at least the same extent as such Subordinated Obligations.

(d) For purposes of determining compliance with this covenant:

(1)	any Indebtedness that remained outstanding under the Credit Agreement after the application of the Net Cash Proceeds from the sale of the old notes will be treated as Incurred on the Issue Date under clause (1) of paragraph (b) above;

(2)	in the event that an item of Indebtedness (or any portion thereof) meets the criteria of more than one of the types of Indebtedness described above, the Company, in its sole discretion, will classify (and may later reclassify) such item of Indebtedness (or any portion thereof) at the time of Incurrence (and in the case of a reclassification, only to the extent the reclassified item could be Incurred pursuant to the criteria at the time of such reclassification) and will only be required to include the amount and type of such Indebtedness in one of the above clauses; provided, however, that any Credit Facility Indebtedness and Contribution Indebtedness may not be reclassified; and

(3)	the Company will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described above.

(e) For purposes of determining compliance with any U.S. dollar restriction on the Incurrence of Indebtedness where the Indebtedness Incurred is denominated in a different currency, the amount of such Indebtedness will be the U.S. Dollar Equivalent, determined on the date of the Incurrence of such Indebtedness; provided, however, that if any such Indebtedness denominated in a different currency is subject to a Currency Agreement with respect to U.S. dollars, covering all principal, premium, if any, and interest payable on such Indebtedness, the amount of such Indebtedness expressed in U.S. dollars will be as provided in such Currency Agreement. The principal amount of any Refinancing Indebtedness Incurred in the same currency as the Indebtedness being Refinanced will be the U.S. Dollar Equivalent of the Indebtedness Refinanced, except to the extent that (1) such U.S. Dollar Equivalent was determined based on a Currency Agreement, in which case the Refinancing Indebtedness will be determined in accordance with the preceding sentence, and (2) the principal amount of the Refinancing Indebtedness exceeds the principal amount of the Indebtedness being Refinanced, in which case the U.S. Dollar Equivalent of such excess will be determined on the date such Refinancing Indebtedness is Incurred.

Limitation on Restricted Payments

(a) The Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(1)	a Default shall have occurred and be continuing (or would result therefrom);

(2)	the Company is not entitled to Incur an additional $1.00 of Coverage Indebtedness pursuant to the covenant described under “—Limitation on Indebtedness;” or

(3)	the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date (excluding Restricted Payments permitted by clauses (b)(1), (2), (4)-(7) and (9)-(11)) would exceed the sum of (without duplication):

(A)	50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter during which the Issue Date occurs to the end of the most recent fiscal quarter for which internal financial statements are available at the time of such Restricted Payment prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); plus

(B)	100% of the aggregate Net Cash Proceeds and the Fair Market Value of marketable securities, assets or other property received by the Company from the issuance or sale of its Equity Interests (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of the Company and other than an issuance or sale to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) and 100% of any cash (or the Fair Market Value of any Cash Equivalents) consisting of a capital contribution received by the Company from its shareholders subsequent to the Issue Date; provided, however, that any such Net Cash Proceeds or cash has not served as a basis for the Incurrence of any Contribution Indebtedness; plus

(C)	the amount by which Indebtedness of the Company is reduced upon the conversion or exchange subsequent to the Issue Date of any Indebtedness of the Company convertible or exchangeable for Equity Interests (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company upon such conversion or exchange); provided, however, that the foregoing amount shall not exceed the Net Cash Proceeds received by the Company or any Restricted Subsidiary from the sale of such Indebtedness (excluding Net Cash Proceeds from sales to a Subsidiary of the Company or to an employee stock ownership plan or a trust established by the Company or any of its Subsidiaries for the benefit of their employees); plus

(D)	an amount equal to the sum of (x) the net reduction in the Investments (other than Permitted Investments) made by the Company or any Restricted Subsidiary in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital (excluding dividends and distributions), in each case received by the Company or any Restricted Subsidiary, and (y) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary.

(b) The preceding provisions will not prohibit:

(1)	any Restricted Payment made out of the Net Cash Proceeds of the substantially concurrent sale of, or made by exchange for, Equity Interests of the Company (other than Disqualified Stock and other than Equity Interests issued or sold to a Subsidiary of the Company or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) or a substantially concurrent cash capital contribution received by the Company from its shareholders; provided, however, that the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

(2)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Issuers or a Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent Incurrence of, Indebtedness of such Person which is permitted to be Incurred pursuant to the covenant described under “—Limitation on Indebtedness”;

(3)	the payment of any dividend or redemption of any Capital Stock or Subordinated Indebtedness within 60 days after the date of declaration thereof or call for redemption, if at such date of declaration or call for redemption such payment or redemption was permitted by the provisions of paragraph (a) of this covenant (the declaration of such payment will be deemed a Restricted Payment under paragraph (a) of this covenant as of the date of declaration, and the payment itself will be deemed to have been paid on such date of declaration and will not also be deemed a Restricted Payment under paragraph (a) of this covenant) (it being understood that any Restricted Payment made in reliance on this clause (3) shall reduce the amount available for Restricted Payments pursuant to clause (a)(3) above only once);

(4)	the purchase, redemption or other acquisition of Equity Interests of the Company, any Parent or any of its Subsidiaries from employees, former employees, directors or former directors of the Company, any Parent or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Managers of the Company under which such individuals purchase or sell or are granted the option to purchase or sell, such Equity Interests; provided, however, that the aggregate amount of such Restricted Payments (excluding amounts representing cancellation of Indebtedness) shall not exceed $5.0 million in any calendar year (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum of $10.0 million in any calendar year);

(5)	the declaration and payments of dividends or distributions on Disqualified Stock issued pursuant to the covenant described under “—Limitation on Indebtedness;” provided, however, that, at the time of payment of such dividend or distribution, no Default shall have occurred and be continuing (or result therefrom);

(6)	repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represents a portion of the exercise price of such options and repurchases of Equity Interests deemed to occur upon the withholding of a portion of the Equity Interests granted or awarded to an employee to pay for taxes payable by such employee upon such grant or award or vesting thereof;

(7)	cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Equity Interests of the Company; provided, however, that any such cash payment shall not be for the purpose of evading the limitation of the covenant described under this subheading (as determined in good faith by the Board of Managers of the Company);

(8)	in the event of a Change of Control, and if no Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Issuers or any Subsidiary Guarantor, in each case, at a purchase price not greater than 101% of the principal amount of such Subordinated Obligations, plus any accrued and unpaid interest thereon; provided, however, that prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Issuers (or a third party to the extent permitted by the indenture) have made a Change of Control Offer with respect to the notes as a result of such Change of Control and have repurchased all notes validly tendered and not withdrawn in connection with such Change of Control Offer;

(9)	payments of intercompany subordinated Indebtedness, the Incurrence of which was permitted under clause (b)(3) of the covenant described under “—Limitation on Indebtedness;” provided, however, that no Default has occurred and is continuing or would otherwise result therefrom;

(10)	for so long as the Company is a member of a group filing a consolidated or combined tax return with Parent, payments to Parent in respect of an allocable portion of the tax liabilities of such group that is attributable to the Company and the Restricted Subsidiaries (“Tax Payments”); provided, however, that the aggregate Tax Payments made since the Issue Date shall not exceed the lesser of:

(A)	the aggregate amount since the Issue Date of the relevant tax (including any penalties and interest) that the Company would owe if the Company were filing a separate tax return (or a separate consolidated or combined return with the Restricted Subsidiaries that are members of the Company’s consolidated or combined group), taking into account any carryovers and carrybacks of tax attributes (such as net operating losses) of the Company and such Restricted Subsidiaries from other taxable years; and

(B)	the aggregate amount of the relevant tax that Parent actually owes to the appropriate taxing authority after the Issue Date;

provided , however, that any Tax Payments received from the Company shall be paid over to the appropriate taxing authority within 30 days of Parent’s receipt of such Tax Payments or refunded to the Company; and

(11)	other Restricted Payments not to exceed $10.0 million.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a)(i) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits or (ii) pay any Indebtedness owed to the Company, (b) make any loans or advances to the Company or (c) sell, lease or transfer any of its properties or assets to the Company, except:

(1)	with respect to clauses (a), (b) and (c),

(A)	any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date, including the Credit Agreement in effect on the Issue Date;

(B)	any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date;

(C)	any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (C) or contained in any amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or Refinancing to an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (C); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are not materially more restrictive taken as a whole, than those contained in the agreements governing the Indebtedness being Refinanced;

(D)	any encumbrance or restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Equity Interests or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(E)	provisions in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements, limited liability company organizational documents and other similar agreements entered into in the ordinary course of business;

(F)	restrictions on cash, cash equivalents, marketable securities, investment grade securities or other deposits or net worth imposed by customers or lessors (including governmental entities) under contracts or leases entered into in the ordinary course of business;

(G)	the indenture, the notes, any new notes and the Subsidiary Guarantees;

(H)	applicable laws, rules, regulations and orders;

(I)	any encumbrance or restriction consisting of customary nonassignment provisions in leases, licenses and contracts entered into in the ordinary course of business;

(J)	any encumbrance or restriction contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements or mortgages;

(K)	purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased;

(L)	customary provisions contained in leases or licenses of intellectual property and other agreements, in each case entered into in the ordinary course of business; and

(M)	any encumbrance or restriction on the Company’s ability, or the ability of any Restricted Subsidiary, to transfer its interest in a joint venture in favor of the other parties to the joint venture.

Limitation on Sales of Assets and Subsidiary Stock

(a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless:

(1)	the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the Fair Market Value (including as to the value of all non-cash consideration), of the shares and assets subject to such Asset Disposition; and

(2)	at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash, Cash Equivalents or Replacement Assets.

(b) Within 365 days after the receipt of Net Available Cash, the Company or such Restricted Subsidiary may, at its option, apply such Net Available Cash:

(1)	to repay (x) Credit Facility Indebtedness, (y) any Indebtedness secured by a Lien on the assets sold, or (z) any other Senior Indebtedness of the Company or a Subsidiary Guarantor; provided, however, that to the extent the Company or such Restricted Subsidiary repays any such other Senior Indebtedness, the Company shall equally and ratably reduce the principal amount of notes outstanding, through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or through redemption, or shall offer (in accordance with the procedures set forth below in clause (b) of this covenant) to all Holders to purchase their notes at 100% of the principal amount thereof, plus accrued but unpaid interest, if any, thereon up to a principal amount which, if the offer were accepted, would result in such reduction;

(2)	to acquire all or substantially all of the assets of, or majority of Voting Stock of, another Related Business; or

(3)	to acquire other long-term assets that are used or useful in a Related Business (and current assets incidental thereto);

provided , however, that in connection with any repayment of Indebtedness pursuant to clause (1) above, the Company or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so repaid.

In clauses (2) and (3) of the immediately preceding paragraph (b), the entry into a definitive agreement to acquire such assets within 365 days after the receipt of any Net Available Cash from an Asset Disposition shall be treated as a permitted application of the Net Available Cash from the date of such agreement so long as the Company or such Restricted Subsidiary enters into such agreement with the good faith expectation that such Net Available Cash will be applied to satisfy such commitment within 180 days of such agreement and such Net Available Cash is actually so applied within such 180 day period.

Any Net Available Cash from Asset Dispositions that are not applied or invested as provided in clauses (b)(1)-(b)(3) of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million, we will make an offer to Holders (and all holders of other Senior Indebtedness of the Company or of a Subsidiary Guarantor designated by the Company) containing provisions similar to those set forth in the indenture with respect to offers to purchase with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds.

Pending application of Net Available Cash pursuant to this covenant, such Net Available Cash shall be held in cash, invested in Cash Equivalents or applied to temporarily reduce revolving credit indebtedness.

For the purposes of this covenant, the following are deemed to be cash or Cash Equivalents:

(1)	the assumption or discharge of Indebtedness of the Company (other than obligations in respect of Disqualified Stock of the Company) or any Restricted Subsidiary (other than obligations in respect of Disqualified Stock or Preferred Stock of a Subsidiary Guarantor) and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition;

(2)	securities, notes, or other obligations received by the Company or any Restricted Subsidiary from the transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days of the consummation of the Asset Disposition, to the extent of the cash received in such conversion; and

(3)	any Designated Non-cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Disposition having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (3) that is at that time outstanding, not to exceed an amount equal to $15.0 million at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value).

(c) In the event of an Asset Disposition that requires the Company to make an offer to Holders of notes pursuant to paragraph (b) above, the Company will purchase notes tendered pursuant to an offer by the Company for the notes (and such other Senior Indebtedness of the Company or of a Subsidiary Guarantor) at a purchase price of 100% of their principal amount (or, in the event such other Senior Indebtedness was issued with significant original issue discount, 100% of the accreted value thereof), without premium, plus accrued but unpaid interest (or, in respect of such other Senior Indebtedness, such lesser price, if any, as may be provided for by the terms of such other Senior Indebtedness) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the indenture. If the aggregate purchase price of the securities tendered exceeds the Net Available Cash allotted to their purchase, the Company will select the securities to be purchased on a pro rata basis but in round denominations, which in the case of the notes will be minimum denominations of $2,000 principal amount or any greater integral multiple of $1,000. The Company shall not be required to make such an offer to purchase notes (and other Senior Indebtedness of the Company or of a Subsidiary Guarantor) pursuant to this covenant if the Net Available Cash available therefor is less than $10.0 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition). Upon completion of such an offer to purchase, Net Available Cash will be deemed to be reduced by the aggregate amount of such offer.

(d) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of its compliance with such securities laws or regulations.

Limitation on Affiliate Transactions

(a) The Company will not, and will not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an “Affiliate Transaction”) unless:

(1)	the terms of the Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm’s-length dealings with a Person who is not an Affiliate;

(2)	if such Affiliate Transaction involves an amount in excess of $5.0 million, the Board of Managers of the Company has determined in good faith that the criteria set forth in clause (1) are satisfied and have approved the relevant Affiliate Transaction as evidenced by a resolution of the Board of Managers of the Company; and

(3)	if such Affiliate Transaction involves an amount in excess of $10.0 million, the Board of Managers of the Company shall also have received a written opinion from an Independent Qualified Party to the effect that such Affiliate Transaction is fair, from a financial standpoint, to the Company and its Restricted Subsidiaries or is not less favorable to the Company and its Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm’s-length transaction with a Person who was not an Affiliate.

(b) The provisions of the preceding paragraph (a) will not prohibit:

(1)	any Investment (other than a Permitted Investment) or other Restricted Payment, in each case permitted to be made pursuant to the covenant described under “—Limitation on Restricted Payments;”

(2)	any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, employee benefit plans, stock options, stock ownership plans or any similar arrangement approved by the Board of Managers of the Company;

(3)	loans or advances to employees in the ordinary course of business, but in any event not to exceed $2.0 million in the aggregate outstanding at any one time;

(4)	the payment of reasonable fees and compensation to, and indemnities provided for the benefit of, former, current or future officers, directors or managers, employees or consultants of the Company or any of its Restricted Subsidiaries;

(5)	any transaction with the Company, a Restricted Subsidiary or joint venture or similar entity which would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an equity interest in or otherwise controls such Restricted Subsidiary, joint venture or similar entity;

(6)	the issuance or sale of any Equity Interests (other than Disqualified Stock) of the Company;

(7)	any agreement as in effect on the Issue Date and described in the Offering Circular relating to the old notes or any amendments, renewals or extensions of any such agreement (so long as such renewals or extensions are not disadvantageous to the Company in any material respect when taken as a whole as compared to the applicable agreement as in effect on the Issue Date) and the transactions evidenced thereby;

(8)	transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the indenture, which are fair to the Company and its Restricted Subsidiaries, in the reasonable determination of the Board of Managers of the Company or the senior management thereof, or are on terms at least as favorable as might be reasonably obtained at such time from an unaffiliated party; or

(9)	the issuance and sale of the old notes issued on the Issue Date and the application of the proceeds therefrom.

Limitation on Line of Business

The Company will not, and will not permit any Restricted Subsidiary, to engage in any business other than a Related Business, except as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

Limitation on Co-Issuer

The Co-Issuer may not hold any material assets (other than Indebtedness owing to Co-Issuer by the Company or any Restricted Subsidiary and non-material Cash Equivalents), become liable for any obligations or engage in any business activities (other than treasury, cash management and activities incidental thereto); provided, however, that the Co-Issuer may be a co-obligor or guarantor with respect to the notes or any other Indebtedness (including the Credit Facilities) if the Company is an obligor of such Indebtedness and the Net Cash Proceeds of such Indebtedness are received by the Company or one or more of the Subsidiary Guarantors. The Co-Issuer shall be a 100% Owned Subsidiary of the Company at all times. At any time after the Company or any successor to the Company is a corporation, the Co-Issuer may merge with or consolidate into the Company or any Subsidiary of the Company.

Limitation on Liens

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur or permit to exist any Lien (other than Permitted Liens) of any nature whatsoever on any of its property or assets (including Equity Interests of a Restricted Subsidiary), whether now owned or hereafter acquired, securing any Indebtedness (the “Initial Lien”) without effectively providing that the notes, or in the case of an Initial Lien on any property or assets of any Subsidiary Guarantor, the Subsidiary Guarantee of such Subsidiary Guarantor, shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured.

Any such Lien thereby created in favor of the notes or any such Subsidiary Guarantee will be automatically and unconditionally released and discharged upon (i) the release and discharge of each Initial Lien to which it relates, (ii) in the case of any such Lien in favor of any such Subsidiary Guarantee, upon the termination and discharge of such Subsidiary Guarantee in accordance with the terms of the indenture or (iii) any sale, exchange or transfer to any Person not an Affiliate of the Company of the property or assets secured by such Initial Lien.

Limitation on Sale/Leaseback Transactions

The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with respect to any property unless:

(1)	the Company or such Restricted Subsidiary would be entitled to (A) Incur Indebtedness in an amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction pursuant to the covenant described under “—Limitation on Indebtedness” and (B) create a Lien on such property securing such Attributable Debt without equally and ratably securing the notes pursuant to the covenant described under “—Limitation on Liens;”

(2)	the Net Cash Proceeds received by the Company or any Restricted Subsidiary in connection with such Sale/Leaseback Transaction are at least equal to the Fair Market Value of such property; and

(3)	the Company applies the proceeds of such transaction in compliance with the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock.”

Merger and Consolidation

(a) The Company will not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets to, any Person, unless:

(1)	(x) the Company shall be the surviving corporation or (y) the resulting, surviving or transferee Person (the “Successor Company”) shall be a limited liability company or corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and the Successor Company (if not the Company) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all the obligations of the Company under the notes and the indenture;

(2)	immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(3)	immediately after giving pro forma effect to such transaction, either (a) the Successor Company would have been able to Incur an additional $1.00 of Coverage Indebtedness pursuant to the covenant described under “—Limitation on Indebtedness” or (b) the Consolidated Coverage Ratio is no less than immediately prior to such transaction; and

(4)	the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the indenture.

provided , however, that clause (3) will not be applicable to (A) a Restricted Subsidiary consolidating with, merging into or transferring all or part of its properties and assets to the Company (so long as no Equity Interests of the Company are distributed to any Person) or (B) the Company merging with an Affiliate of the Company solely for the purpose and with the sole effect of reincorporating the Company in another jurisdiction.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

The Successor Company (if not the Company) will be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the indenture, and the predecessor Company, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the notes.

(b) The Co-Issuer will not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets to, any Person, unless:

(1)	(x) the Co-Issuer shall be the surviving corporation, (y) the resulting, surviving or transferee Person (the “Successor Co-Issuer”) is the Company or a Subsidiary Guarantor or (z) the Successor Co-Issuer shall be a limited liability company or corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and the Successor Co-Issuer (if not the Co-Issuer) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all the obligations of the Co-Issuer under the notes and the indenture;

(2)	immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Co-Issuer as a result of such transaction as having been Incurred by such Successor Co-Issuer at the time of such transaction), no Default shall have occurred and be continuing with respect to the Co-Issuer; and

(3)	the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the indenture.

The Successor Co-Issuer (if not the Co-Issuer) will be the successor to the Co-Issuer and shall succeed to, and be substituted for, and may exercise every right and power of, the Co-Issuer under the indenture, and the Co-Issuer, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the notes.

(c) The Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless:

(1)	(x) the Subsidiary Guarantor shall be the surviving corporation, (y) another Subsidiary Guarantor or the Company is the resulting, surviving or transferee Person or (z) the resulting, surviving or transferee Person (if not such Subsidiary) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume, by a Guarantee Agreement, in a form satisfactory to the Trustee, all the obligations of such Subsidiary, if any, under its Subsidiary Guarantee; provided, however, that the foregoing shall not apply in the case of a Subsidiary Guarantor (x) that has been disposed of in its entirety to another Person (other than to the Company or an Affiliate of the Company), whether through a merger, consolidation or sale of Equity Interests or assets or (y) that, as a result of the disposition of all or a portion of its Equity Interests, ceases to be a Subsidiary, in both cases, if in connection therewith the Company provides an Officers’ Certificate to the Trustee substantially to the effect that the Company will comply with its obligations under the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock” in respect of such disposition;

(2)	immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; and

(3)	the Company delivers to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such Guarantee Agreement, if any, complies with the indenture.

Future Subsidiary Guarantors

The Company will not cause or permit (a) any of its Restricted Subsidiaries (other than a Foreign Subsidiary or an Immaterial Subsidiary), directly or indirectly, to Guarantee any Indebtedness of the Company or any other Restricted Subsidiary, (b) any Foreign Subsidiary or Immaterial Subsidiary, directly or indirectly, to Guarantee any Indebtedness of the Company or any Subsidiary Guarantor or (c) any of its Restricted Subsidiaries (other than a Foreign Subsidiary or an Immaterial Subsidiary) to Incur any Coverage Indebtedness, Credit Facility Indebtedness or Contribution Indebtedness unless such Restricted Subsidiary is a Subsidiary Guarantor or contemporaneously executes and delivers to the Trustee a Guarantee Agreement pursuant to which such Restricted Subsidiary will Guarantee payment of the notes on the same terms and conditions as those set forth in the indenture and applicable to the other Subsidiary Guarantors and delivers to the Trustee an opinion of counsel (which may contain customary exceptions) that such Guarantee Agreement has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Restricted Subsidiary.

In addition, to the extent the collective Fair Market Value of the Company’s Immaterial Subsidiaries exceeds 2.5% of the Total Assets, the Company shall cause, within ten days after such date, one or more of such Immaterial Subsidiaries to be redesignated a Material Subsidiary and to execute and deliver a Guarantee Agreement pursuant to which such Subsidiary will Guarantee payment of the notes on the same terms and conditions as those set forth in the indenture such that the collective Fair Market Value of all remaining Immaterial Subsidiaries does not exceed 2.5% of the Total Assets.

Reports

Whether or not the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will provide or cause to be provided to the Trustee and Holders (and file with the SEC for public availability) such annual and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such reports to be provided at the times specified for the filings of such reports under such Sections.

At any time during which the SEC will not accept filing of reports for inclusion in the EDGAR system, the posting of the reports referred to above on the Company’s primary web site shall be deemed to satisfy the Company’s delivery obligation; provided, however, that the Company shall use reasonable efforts to inform Holders of the availability of such reports, which may be satisfied by, among other things, a press release on any national business press release wire service. The Company agrees that it will not take any action for the purpose of causing the SEC not to accept such filings.

At any time that any of the Company’s Subsidiaries are Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

In addition, at any time when the Company is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will furnish to the Holders and to prospective investors, upon the requests of such Holders, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the notes are not freely transferable under the Securities Act.

Defaults

Each of the following is an Event of Default:

(1)	a default in the payment of interest on the notes when due, continued for 30 consecutive days;

(2)	a default in the payment of principal of any note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

(3)	the failure by the Company or the Co-Issuer to comply with their obligations under “—Certain Covenants—Merger and Consolidation” above;

(4)	the failure by the Company, the Co-Issuer, or any Subsidiary Guarantor to comply with any of the other agreements in the indenture;

(5)	default under any Indebtedness by the Company or Restricted Subsidiary (or the payment of which is guaranteed by the Company or any Restricted Subsidiary) whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

(a) is caused by a failure to pay any scheduled installment of principal on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $20.0 million or more (the “cross acceleration provision”); provided, however, where (i) neither the Company nor a Restricted Subsidiary has general liability with respect to such Indebtedness, and (ii) the creditor has agreed in writing that such creditor’s recourse is solely to specified assets or Unrestricted Subsidiaries, the amount of such Indebtedness shall be deemed to be the lesser of (x) the principal amount of such Indebtedness, and (y) the Fair Market Value of such specified assets to which the creditor has recourse;

(6)	certain events of bankruptcy, insolvency or reorganization of any Issuer or any Significant Subsidiary (the “bankruptcy provisions”);

(7)	failure by the Company or any of the Restricted Subsidiaries to pay any final non-appealable judgments entered by a court or courts of competent jurisdiction aggregating in excess of $20.0 million, which judgments are not paid, discharged or stayed, for a period of 60 consecutive days (the “judgment default provision”); or

(8)	any Subsidiary Guarantee ceases to be in full force and effect (other than in accordance with the terms of the indenture) or any Subsidiary Guarantor that is a Significant Subsidiary denies or disaffirms its obligations under its Subsidiary Guarantee.

However, a default under clauses (4) and (5) will not constitute an Event of Default until the Trustee or the Holders of 25% in principal amount of the outstanding notes notify the Company of the default and the Company does not cure such default within 60 days after receipt of such notice.

If an Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding notes may declare the principal of and accrued but unpaid interest on all the notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of an Issuer occurs and is continuing, the principal of and interest on all the notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the Holders of a majority in principal amount of the outstanding notes may rescind any such acceleration with respect to the notes and its consequences.

Subject to the provisions of the indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder may pursue any remedy with respect to the indenture or the notes unless:

(1)	such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2)	Holders of at least 25% in principal amount of the outstanding notes have requested the Trustee to pursue the remedy;

(3)	such Holders have offered and, if requested, have provided the Trustee security or indemnity satisfactory to it against any loss, liability or expense;

(4)	the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5)	Holders of a majority in principal amount of the outstanding notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability.

If a Default occurs, is continuing and is known to the Trustee, the Trustee must mail to each Holder of the notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is not opposed to the interest of the Holders. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a statement regarding compliance with the indenture. Within 30 days of becoming aware of any Default, we are required to deliver to the Trustee a written statement specifying such Default.

Amendments and Waivers

Subject to certain exceptions, the indenture may be amended with the consent of the Holders of a majority in principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange for the notes) and any past default or compliance with any provisions may also be waived with the consent of the Holders of a majority in principal amount of the notes then outstanding. However, without the consent of each Holder of an outstanding note affected thereby, an amendment or waiver may not, among other things:

(1)	reduce the amount of notes whose Holders must consent to an amendment;

(2)	reduce the rate of or extend the time for payment of interest on any note;

(3)	reduce the principal of or change the Stated Maturity of any note;

(4)	change the provisions applicable to the redemption of any note as described under “—Optional Redemption”;

(5)	make any note payable in money other than that stated in the note;

(6)	impair the right of any Holder to receive payment of principal of and interest on such Holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s notes;

(7)	make any change in the amendment provisions that require each Holder’s consent or in the waiver provision;

(8)	make any change in the ranking or priority of any note that would adversely affect the Holders; or

(9)	make any change in any Subsidiary Guarantee that would adversely affect the Holders or release any Subsidiary Guarantee (other than in accordance with the terms of the indenture).

Notwithstanding the preceding, without the consent of any Holder, the Issuers, the Subsidiary Guarantors and Trustee may amend the indenture:

(1)	to cure any ambiguity, omission, defect or inconsistency;

(2)	to provide for the assumption by a successor corporation of the obligations of the Issuers or any Subsidiary Guarantor under the notes, the indenture or a Subsidiary Guarantee, as applicable;

(3)	to provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code);

(4)	to add Guarantees with respect to the notes, including any Subsidiary Guarantees, or to secure the notes;

(5)	to add to the covenants for the benefit of the Holders or to surrender any right or power conferred upon the Issuers or any Subsidiary Guarantor;

(6)	to make any change that would provide additional rights or benefits to the Holders or that does not adversely affect the rights under the indenture of any Holder of the notes;

(7)	to comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act;

(8)	to conform the text of the indenture, the notes and the Subsidiary Guarantees to any provision of this “Description of the New Notes” to the extent that such provision in this “Description of the New Notes” was intended to be a verbatim recitation of a provision of the indenture, the notes and the Subsidiary Guarantees;

(9)	to make any amendment to the provisions of the indenture relating to the transfer and legending of notes; provided, however, that (a) compliance with the indenture as so amended would not result in notes being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially and adversely affect the rights of Holders to transfer notes;

(10)	to provide for a successor trustee in accordance with the terms of the indenture or to otherwise comply with any requirement of the indenture; or

(11)	to comply with the rules of any applicable securities depository.

The consent of the Holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the indenture becomes effective, we are required to mail to Holders a notice briefly describing such amendment. However, the failure to give such notice to all Holders, or any defect therein, will not impair or affect the validity of the amendment.

Neither the Issuers nor any Affiliate of the Issuers may, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to all Holders and is paid to all Holders that so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

Transfer

The notes will be issued in registered form and will be transferable only upon the surrender of the notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Satisfaction and Discharge

When (1) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Issuers, have been delivered to the Trustee for cancellation or (2) all notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year or are to be called for redemption within one year and the Issuers have irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, U.S. Government Obligations, or a combination thereof, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not previously delivered to the Trustee for cancellation (including principal of, premium and interest, if any, on, the notes to the date of maturity or redemption), then the indenture shall, subject to certain exceptions, cease to be of further effect.

Defeasance

At any time, the Issuers may terminate all of the Issuers’ and each Subsidiary Guarantor’s obligations under the notes, the Subsidiary Guarantees and the indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes.

In addition, at any time the Issuers may terminate their obligations under “—Change of Control” and under the covenants described under “—Certain Covenants” (other than the covenant described under “—Merger and Consolidation”), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and Subsidiary Guarantors and the judgment default provision described under “—Defaults” above and the limitation contained in clause (3) of the first paragraph under “—Certain Covenants—Merger and Consolidation” above (“covenant defeasance”).

The Issuers may exercise our legal defeasance option notwithstanding their prior exercise of their covenant defeasance option. If the Issuers exercise their legal defeasance option, payment of the notes may not be accelerated because of an Event of Default with respect thereto. If the Issuers exercise their covenant defeasance option, payment of the notes may not be accelerated because of an Event of Default specified in clause (4), (5) or (6) (with respect only to Significant Subsidiaries), (7) or (8) under “—Defaults” above or because of the failure of the Issuers to comply with clause (3) of the first paragraph under “—Certain Covenants—Merger and Consolidation” above. If the Issuers exercise their legal defeasance option or their covenant defeasance option, each Subsidiary Guarantor will be released from all of its obligations with respect to its Subsidiary Guarantee.

In order to exercise either of the Issuers’ defeasance options, the Issuers must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that Holders of the notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

Concerning the Trustee

Wilmington Trust FSB is the Trustee under the indenture. The Issuers have appointed Wilmington Trust FSB as Registrar and Paying Agent with regard to the notes.

The indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Issuers, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Holders of a majority in principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Holder, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the indenture.

No Personal Liability of Directors, Officers, Managers, Employees, Incorporators and Stockholders

No director, officer, manager, employee, incorporator, consultant or stockholder of the Issuers or any Subsidiary Guarantor will have any liability for any obligations of the Issuers or any Subsidiary Guarantor under the notes, any Subsidiary Guarantee or the indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver and release may not be effective to waive liabilities under the U.S. Federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Governing Law

The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“Additional Assets” means:

(1)	any property, plant or equipment used in a Related Business;

(2)	the Equity Interests of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Equity Interests by the Company or another Restricted Subsidiary; or

(3)	Equity Interests constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided , however, that any such Restricted Subsidiary described in clause (2) or (3) above is primarily engaged in a Related Business.

“Affiliate ” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Disposition” means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of:

(1)	any Equity Interests of a Restricted Subsidiary (other than directors’ (or similar persons) qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary); or

(2)	all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary; or

(3)	any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary other than, in the case of clauses (1), (2) and (3) above,

(A)	a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

(B)	for purposes of the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” only, (x) a disposition that constitutes a Restricted Payment (or would constitute a Restricted Payment but for the exclusions from the definition thereof) and that is not prohibited by the covenant described under “—Certain Covenants—Limitation on Restricted Payments,” and (y) a disposition of all or substantially all the assets of the Company in accordance with the covenant described under “—Certain Covenants—Merger and Consolidation;”

(C)	a disposition of assets with a Fair Market Value of less than $5.0 million;

(D)	a disposition of cash or Cash Equivalents;

(E)	the disposition of equipment, inventory (including raw materials, work-in-progress and finished goods), accounts receivable or other assets or rights in the ordinary course of business, including any excess, obsolete, damaged, worn-out or surplus assets no longer used or useful in the conduct of business as then being conducted;

(F)	the license or sub-license of patents, trademarks, copyrights, know how, process technology or other intellectual property to third Persons by the Company or the Restricted Subsidiaries, so long as the Company or such Restricted Subsidiary retain the right to use such licensed property in a manner consistent with its use at the time of such license or sublicense; and

(G)	the creation of a Lien (but not the sale or other disposition of the property subject to such Lien).

“Attributable Debt” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.” Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction determined in accordance with GAAP (or, in the absence thereof, the original yield to maturity of the notes issued on the Issue Date).

“Average Life” means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

(1)	the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

(2)	the sum of all such payments.

“Board of Managers” means, as to any Person, the board of managers, board of directors or other similar body or Person performing a similar function or any duly authorized committee thereof.

“Business Day” means each day which is not a Legal Holiday.

“Capital Lease Obligation” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of the covenant described under “—Certain Covenants—Limitation on Liens,” a Capital Lease Obligation will be deemed to be secured by a Lien on the property being leased.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalent” means any of the following:

(1)	any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

(2)	investments in demand and time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any State thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

(3)	repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4)	investments in commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s Investors Service, Inc. or “A-1” (or higher) according to Standard & Poor’s Ratings Group;

(5)	investments in securities with maturity of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by Standard & Poor’s Ratings Group or “A” by Moody’s Investors Service, Inc.;

(6)	eligible banker’s acceptances, repurchase agreements and tax-exempt municipal bonds having a maturity of less than one year, in each case having a rating of, or evidencing the full recourse obligation of a Person whose senior debt is rated at least “A” by Standard & Poor’s and at least A2 by Moody’s; and

(7)	investments in money market funds that invest substantially all their assets in securities of the types described in clauses (1) through (6) above.

“Code ” means the Internal Revenue Code of 1986, as amended.

“Consolidated Coverage Ratio” as of any date of determination for any period means the ratio of (x) the aggregate amount of EBITDA for such period to (y) Consolidated Interest Expense for such period; provided, however, that:

(1)	if the Company or any Restricted Subsidiary has Incurred any Indebtedness (other than ordinary working capital borrowings) subsequent to the commencement of the period for which the Consolidated Coverage Ratio is being calculated and on or prior to the date as of which the Consolidated Coverage Ratio is being determined (the “Calculation Date”) that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period;

(2)	if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary had not earned the interest income actually earned during such period in respect of cash or Cash Equivalents used to repay, repurchase, defease or otherwise discharge such Indebtedness;

(3)	if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition, EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Equity Interests of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(4)	if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition had occurred on the first day of such period; and

(5)	if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition had occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months). If any Indebtedness is incurred under a revolving credit facility and is being given pro forma effect, the interest on such Indebtedness shall be calculated based on the average daily balance of such Indebtedness for the four fiscal quarters (taking into account any interest rate option, swap, cap or similar agreement applicable to such Indebtedness) provided such Indebtedness was not incurred to make an Investment.

“Consolidated Interest Expense” means, for any period, the consolidated interest expense of the Company and its consolidated Restricted Subsidiaries for such period, on a consolidated basis determined in accordance with GAAP, plus, to the extent not included in consolidated interest expense, and to the extent incurred by the Company or its Restricted Subsidiaries, without duplication:

(1)	interest expense attributable to Capital Lease Obligations;

(2)	any amortization of debt discount and debt issuance cost (other than original issue discount with respect to the Credit Agreement in effect on the Issue Date or the notes issued on the Issue Date);

(3)	capitalized interest;

(4)	non-cash interest expense;

(5)	commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(6)	net payments pursuant to Hedging Obligations;

(7)	dividends accrued in respect of all Disqualified Stock of the Company and all Preferred Stock of any Restricted Subsidiary, in each case, held by Persons other than the Company or a 100% Owned Subsidiary (other than dividends payable solely in Equity Interests (other than Disqualified Stock) of the Company); provided, however, that such dividends will be multiplied by a fraction of the numerator of which is one and the denominator of which is one minus the effective combined tax rate of the issuer of such Preferred Stock (expressed as a decimal) for such period (as estimated by the chief financial officer of the Company in good faith);

(8)	interest incurred in connection with Investments in discontinued operations;

(9)	interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by (or secured by the assets of) the Company or any Restricted Subsidiary; and

(10)	the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust.

For purposes of this definition, interest on Capital Lease Obligations shall be deemed to accrue at an interest rate reasonably determined by such Person to be the interest implicit in such Capital Lease Obligations in accordance with GAAP.

“Consolidated Net Income” means, with respect to the Company and its Subsidiaries, the aggregate of the Net Income of the Company and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, however, that there shall be excluded:

(1)	the Net Income (but not loss, except to the extent of the Fair Market Value of any Investment made in such Person by the Company or any Restricted Subsidiary during such period) of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that subject to the exclusion contained in clause (4) below, the Company’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to (i) the aggregate amount of cash actually paid by such Person during such period or (ii) in the case such Person is an Unrestricted Subsidiary, the aggregate amount that is permitted (without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation) to be paid by such Person during such period (and is reasonably expected to be able to continue to be paid by such Person) to the Company or a Restricted Subsidiary as a dividend or distribution or as a return on an Investment (subject, in the case of any amount paid to a Restricted Subsidiary, to the limitations contained in clause (3) below);

(2)	any net income (or loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction (or any transaction accounted for in a manner similar to a pooling of interests) for any period prior to the date of such acquisition;

(3)	the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary to that specified Person or another Restricted Subsidiary of such Person of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, except that:

(A)	subject to the exclusion contained in clause (4) below, the Company’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that actually was distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause); and

(B)	the Company’s equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income;

(4)	any gain (or loss) realized upon the sale or other disposition of any assets of the Company, its consolidated Subsidiaries or any other Person (including pursuant to any sale and leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss) realized upon the sale or other disposition of any Equity Interests of any Person;

(5)	the following non-cash items:

(i)	any extraordinary gains, losses or charges;

(ii)	the cumulative effect of any change in accounting principles;

(iii)	any net after-tax gain (or loss) attributable to the early extinguishment or conversion of Indebtedness;

(iv)	the write-off of any debt issuance costs;

(v)	any non-cash impairment charges relating to goodwill or intangible assets;

(vi)	any non-cash SFAS 133 income (or loss) relating to hedging activities;

(vii)	any income (or loss) from discontinued operations;

(viii)	any non-cash expense or gain related to recording of the fair market value of Interest Rate Agreements, Currency Agreements and commodity agreements entered into, in each case, in the ordinary course of business and not for speculative purposes;

(ix)	any unrealized foreign currency transaction gains or losses in respect of Indebtedness of any Person denominated in a currency other than the functional currency of such Person;

(x)	any non-cash expense related to the establishment of allowances or reserves under the application of SFAS 109 attributable to the recognition of deferred tax assets; and

(xi)	any non-cash expense or charge incurred in connection with the issuance, exercise, cancellation or appreciation of options and other equity grants in Capital Stock,

in each case, for such period; provided, however, that any Tax Payments made pursuant to clause (b)(10) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” are treated as an income tax expense by the Company. Notwithstanding the foregoing, for the purposes of the covenant described under “Certain Covenants—Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any repurchases, repayments or redemptions of Investments, proceeds realized on the sale of Investments or return of capital to the Company or a Restricted Subsidiary to the extent such repurchases, repayments, redemptions, proceeds or returns increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.

“Consolidated Secured Indebtedness” means, as of any date of determination, an amount equal to the Consolidated Total Indebtedness as of such date that is then secured by Liens on property or assets of the Company or any Restricted Subsidiary plus, the aggregate additional Indebtedness in excess of $50.0 million that the Company could Incur as of such date pursuant to clause (b)(1) of the covenant described under “—Certain Covenants—Limitation on Indebtedness.”

“Consolidated Secured Leverage Ratio” means, as of any date of determination, the ratio of (a) Consolidated Secured Indebtedness to (b) the aggregate amount of EBITDA for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available, in each case with such pro forma adjustments to Consolidated Secured Indebtedness and EBITDA as are consistent with the pro forma adjustment provisions set forth in the definition of Consolidated Coverage Ratio; provided, however, that for purposes of the calculation of the Consolidated Secured

Leverage Ratio, in connection with the Incurrence of any Lien pursuant to clause (18) of the definition of “Permitted Liens,” the Company or its Restricted Subsidiaries may elect, pursuant to an Officers’ Certificate delivered to the Trustee, to treat all or any portion of the commitment under any Indebtedness which is to be secured by such Lien as being Incurred at such time and any subsequent Incurrence of Indebtedness under such commitment shall not be deemed, for purposes of this calculation, to be an Incurrence at such subsequent time.

“Consolidated Total Indebtedness” means, as of any date of determination, an amount equal to the aggregate amount of all outstanding Indebtedness of the Company and its Restricted Subsidiaries on a consolidated basis.

“Credit Agreement” means the Credit Agreement dated as of December 15, 2008, among the Company, Royal Bank of Canada, as administrative agent and collateral agent, Siemens Financial Services, Inc., as documentation agent and the lenders party thereto, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, as amended from time to time.

“Credit Facilities” means one or more debt facilities or agreements (including the Credit Agreement), commercial paper facilities, securities purchase agreements, indentures or similar agreements, in each case, with banks or other institutional lenders or investors providing for, or acting as initial purchasers of, revolving loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit or the issuance and sale of securities including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, replaced (whether upon or after termination or otherwise), Refinanced, supplemented, modified or otherwise changed (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other agreements or arrangements with respect to currency values or currency exchange rates.

“Default ” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Disposition that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“ Disqualified Stock” means, with respect to any Person, any Equity Interests which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

(1)	matures or is mandatorily redeemable (other than redeemable only for Equity Interests of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise;

(2)	is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

(3)	is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;

in each case on or prior to a date that is 91 days after the Stated Maturity of the notes. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Issuers to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Disposition will not constitute Disqualified Stock if the terms of such Capital Stock provide that we may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with “Certain Covenants—Restricted Payments.”

“Domestic Restricted Subsidiary” means any Restricted Subsidiary other than a Foreign Subsidiary.

“Domestic Subsidiary” means any Subsidiary of the Company that is organized under the laws of the United States of America, any state thereof or the District of Columbia.

“EBITDA ” for any period means the sum of Consolidated Net Income, plus the following to the extent deducted in calculating such Consolidated Net Income (without duplication):

(1)	all income tax expense of the Company and its consolidated Restricted Subsidiaries, including any applicable Tax Payments deducted;

(2)	Consolidated Interest Expense;

(3)	depreciation, amortization (including amortization of goodwill, financing costs and other intangibles but excluding amortization of prepaid expenses that were paid in cash in a prior period) of the Company and its Restricted Subsidiaries for such period;

(4)	all other non-cash charges of the Company and its consolidated Restricted Subsidiaries, including any non-cash charges arising from any Interest Rate Agreement or Currency Agreement or with respect to the issuance, exercise, cancellation or appreciation of options, other grants or post-employment benefits in connection with Equity Interests, but excluding, in each case, any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period;

(5)	any expenses (including fees) or charges relating to any public or private sale of Capital Stock of the Company or its Restricted Subsidiaries, acquisition, Investment, discharge of securities registration obligations or Indebtedness permitted to be incurred under the indenture (in each case whether or not consummated) or to the Transactions;

(6)	to the extent covered by insurance and actually reimbursed (or the Company has determined that there exists with reasonable evidence that such amount will be reimbursed by the insurer and such amount is not denied by the applicable insurer in writing within 180 days and is reimbursed within 365 days of the date of such evidence (with a deduction in any future calculation of EBITDA for any amount so added back to the extent so reimbursed within such 365-day period)), any expenses with respect to liability or casualty events or business interruption;

(7)	the amount of any minority interest expense;

(8)	any non-cash compensation charge in such period arising from any grant of stock, stock options or other equity-based award;

(9)	any non-cash pension and other post-employment benefit expense deducted in such period in computing Consolidated Net Income;

(10)	any non-cash decrease in consolidated GAAP revenue resulting from purchase accounting in connection with any acquisitions permitted hereunder less any non-cash increase in consolidated GAAP revenue resulting from purchase accounting in connection with acquisitions permitted hereunder;

(11)	any extraordinary, unusual or non-recurring losses, charges and expenses deducted in such period in calculating Consolidated Net Income;

(12)	any other non-cash charges, including any write off or write downs, reducing Consolidated Net Income for such period; and

(13)	the amount of any restructuring charge, including one time costs incurred in connection with acquisitions after the Issue Date and costs related to the closure and/or consolidation of facilities;

in each case determined on a consolidated basis in accordance with GAAP, less all non-cash items increasing Consolidated Net Income for such period other than accruals of revenue by the Company and its consolidated Restricted Subsidiaries in the ordinary course of business, in each case determined on a consolidated basis in accordance with GAAP;

in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non- cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion, including by reason of minority interests) that the net income or loss of such Restricted Subsidiary was included in calculating Consolidated Net Income.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means a public or private sale either of (1) Capital Stock (other than Disqualified Stock and any other Preferred Stock) of the Company or (2) Capital Stock (other than Disqualified Stock and any other Preferred Stock) of a direct or indirect parent of the Company (other than to the Company or a Subsidiary of the Company) but only to the extent the Net Cash Proceeds therefrom have been contributed to the Company as a capital contribution.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value will be determined (x) for amounts exceeding $10.0 million in good faith by the Board of Managers of the Company and (y) for amounts less than $10.0 million in good faith by the Company; provided, however, that for purposes of clause (a)(3)(B) under “—Certain Covenants—Limitation on Restricted

Payments”, if the Fair Market Value of the property or assets in question is so determined to be in excess of $10.0 million and is received from an Affiliate of the Company, such determination must be confirmed by an Independent Qualified Party. For purposes of determining the Fair Market Value of Capital Stock, the value of the Capital Stock of a Person shall be based upon such Person’s property and assets, exclusive of goodwill or any similar intangible asset.

“Foreign Subsidiary” means any Restricted Subsidiary of the Company that is not organized under the laws of the United States of America or any State thereof or the District of Columbia.

“GAAP ” means generally accepted accounting principles in the United States of America as in effect as of the Issue Date.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1)	to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2)	entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided , however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning. The term “Guarantor” shall mean any Person Guaranteeing any obligation.

“Guarantee Agreement” means a supplemental indenture, in a form satisfactory to the Trustee, pursuant to which a Subsidiary Guarantor guarantees the Issuers’ obligations with respect to the notes on the terms provided for in the indenture.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

“Holder ” means the Person in whose name a note is registered on the Registrar’s books.

“Immaterial Subsidiary” means each Subsidiary of the Company that has been designated by the Company in writing to the Trustee as an “Immaterial Subsidiary” for such purposes (and not redesignated as a Material Subsidiary by the Company), provided, however, that at no time shall the Total Assets of all Immaterial Subsidiaries (other than Foreign Subsidiaries), in the aggregate, equal to or exceed 2.5% of the Total Assets of the Company and its Restricted Subsidiaries.

“Incur ” means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary. The term “Incurrence” when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with “—Certain Covenants—Limitation on Indebtedness”:

(1)	amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security;

(2)	the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment of regularly scheduled dividends on Equity Interests in the form of additional Equity Interests of the same class and with the same terms; and

(3)	the obligation to pay a premium in respect of Indebtedness arising in connection with the issuance of a notice of redemption or the making of a mandatory offer to purchase such Indebtedness will not be deemed to be the Incurrence of Indebtedness.

“Indebtedness ” means, with respect to any Person on any date of determination (without duplication):

(1)	the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

(2)	all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person;

(3)	all obligations of such Person issued or assumed as the deferred purchase price of property due more than six months after such property is acquired, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding any accounts payable or other liability to trade creditors arising in the ordinary course of business);

(4)	all obligations of such Person for the reimbursement of any obligor on any letter of credit, bankers’ acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (but excluding obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

(5)	the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or, with respect to any Preferred Stock of any Subsidiary of such Person, the amount of such Preferred Stock to be determined in accordance with the indenture (but excluding, in each case, any accrued dividends);

(6)	all Guarantees of such Person of obligations of the type referred to in clauses (1) through (5) or dividends of other Persons;

(7)	all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the Fair Market Value of such property or assets and the amount of the obligation so secured; and

(8)	to the extent not otherwise included in this definition, Hedging Obligations of such Person.

Notwithstanding the foregoing, in connection with the purchase by the Company or any Restricted Subsidiary of any business, the term “Indebtedness” will exclude post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above; provided, however, that in the case of Indebtedness sold at a discount, the amount of such Indebtedness at any time will be the accreted value thereof at such time.

The amount of any Disqualified Stock or Preferred Stock that has a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the indenture; provided, however, that if such Disqualified Stock or Preferred Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock or Preferred Stock as reflected in the most recent financial statements of such Person.

“Independent Qualified Party” means an investment banking firm, accounting firm or appraisal firm of national standing; provided, however, that such firm is not an Affiliate of the Company.

“Interest Rate Agreement” means (1) any interest rate swap agreement (whether from fixed to floating or from floating to fixed), interest rate cap agreement and interest rate collar agreements; and (2) other agreements meant to manage interest rate risk.

“Investment ” in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Equity Interests, Indebtedness or other similar instruments issued by such Person. If the Company or any Restricted Subsidiary issues, sells or otherwise disposes of any Equity Interests of a Person that is a Restricted Subsidiary such that, after giving effect thereto, such Person is no longer a Restricted Subsidiary, any Investment by the Company or any Restricted Subsidiary in such Person remaining after giving effect thereto will be deemed to be a new Investment at such time. The acquisition by the Company or any Restricted Subsidiary of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person at such time. Except as otherwise provided for herein, the amount of an Investment shall be its Fair Market Value at the time the Investment is made and without giving effect to subsequent changes in value.

For purposes of the definition of “Unrestricted Subsidiary,” the definition of “Restricted Payment” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments”:

(1)	“Investment” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that, upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2)	any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Managers of the Company.

“Issue Date” means December 23, 2009, the date on which the old notes were originally issued.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York. If a payment date is a Legal Holiday at a place of payment, payment may be made at such place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue on such payment for the intervening period.

“Lien ” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof); provided that in no event shall an operating lease be deemed to constitute a lien.

“Material Subsidiary” means, at any date of determination, each Domestic Subsidiary of the Borrower that is not an Immaterial Subsidiary.

“Net Available Cash” from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form), in each case net of:

(1)	all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

(2)	all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

(3)	all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Disposition;

(4)	the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition;

(5)	investment banking, consultant, legal and accounting fees and commissions;

(6)	any restructuring costs incurred in preparation for or as part of such Asset Disposition, and any employee benefit or compensation costs (including retention services) directly attributable to such Assets Disposition; provided, however, that such costs are incurred within six months of such Asset Disposition; and

(7)	any portion of the purchase price from an Asset Disposition placed in escrow, whether as a reserve for adjustment of the purchase price, for satisfaction of indemnities in respect of such Asset Disposition or otherwise in connection with that Asset Disposition; provided, however, that, upon the termination of that escrow, Net Available Cash will be increased by any portion of funds in the escrow that are released to the Company or any Restricted Subsidiary.

“Net Cash Proceeds,” with respect to any issuance or sale of Equity Interests or Indebtedness, means the aggregate cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP.

“New Notes” means the debt securities of the Issuers issued pursuant to the indenture in exchange for, and in an aggregate principal amount equal to, the notes, in compliance with the terms of the registration rights agreement.

“Obligations ” means, with respect to any Indebtedness, all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements and other amounts payable pursuant to the documentation governing such Indebtedness.

“Offering Circular” means the Confidential Offering Circular dated December 16, 2009 pursuant to which the old notes issued on the Issue Date were offered to investors.

“Officer ” means the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer, the General Counsel or the Secretary of the applicable Issuer.

“Officers’ Certificate” means a certificate signed by two Officers of the Company.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

“Parent ” means Aquilex Acquisition Sub III, LLC or any other direct or indirect parent company of the Company.

“Permitted Holders” means Ontario Teachers’ Pension Plan Board and its Affiliates and funds or partnerships managed by it or any of its Affiliates, but not including, however, any of their portfolio companies. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in:

(1)	the Company, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

(2)	another Person if, as a result of such Investment, such other Person is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person’s primary business is a Related Business;

(3)	cash and Cash Equivalents;

(4)	receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(5)	payroll, travel, moving and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6)	loans or advances to employees made in the ordinary course of business for bona fide business purposes in an aggregate principal amount not to exceed $2.0 million at any one time outstanding;

(7)	stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments;

(8)	any Person to the extent such Investment represents the non-cash portion of the consideration received for (i) an Asset Disposition as permitted pursuant to the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” or (ii) a disposition of assets not constituting an Asset Disposition (including a disposition of intellectual property rights described in clause (F) of the definition of Asset Disposition);

(9)	any Person where such Investment was acquired by the Company or any of its Restricted Subsidiaries (i) in compromise of obligations of trade creditors or customers that were Incurred in the ordinary course of business, the Company or any Restricted Subsidiary, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency or other reorganization of any trade creditor or customer, (ii) in resolution of litigation, arbitration or other disputes or (iii) as a result of foreclosure, perfection or enforcement of any Lien;

(10)	any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by the Company or any Restricted Subsidiary;

(11)	any Person to the extent such Investments consist of Hedging Obligations otherwise permitted under the covenant described under “—Certain Covenants—Limitation on Indebtedness;”

(12)	any Person to the extent such Investment exists on the Issue Date, and any extension, modification or renewal of any such Investments existing on the Issue Date, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Issue Date);

(13)	repurchases of notes;

(14)	purchases and acquisitions of inventory, supplies, material or equipment, including prepayments therefor;

(15)	guarantees of Indebtedness of the Company or any Restricted Subsidiary permitted under the “—Certain Covenants—Limitations on Indebtedness”; and

(16)	additional Investments, when taken together with all other Investments made pursuant to this clause (16) and outstanding on the date such Investment is made, do not exceed the greater of (i) $50.0 million and (ii) 5.0% of Total Assets.

“Permitted Liens” means, with respect to any Person:

(1)	pledges or deposits by such Person under workers’ compensation laws, social security laws, unemployment insurance laws or similar legislation or regulations, or deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure bid, surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2)	Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review and Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution;

(3)	Liens for taxes, assessments, or other governmental charges or claims, in each case not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

(4)	Liens or deposits to secure the performance of statutory or regulatory obligations or in favor of issuers of surety, appeal, indemnity or performance bonds, warranty and contractual requirements, other obligations of a like nature or letters of credit issued pursuant to the request of and for the account of such Persons in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

(5)	minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6)	Liens to secure Permitted Indebtedness Incurred under clause (b)(11) of the covenant described under “—Certain Covenants—Limitation on Indebtedness;”

(7)	Liens to secure Permitted Indebtedness Incurred under clauses (b)(1) and (b)(16) of the covenant described under “—Certain Covenants—Limitation on Indebtedness;”

(8)	Liens existing on the Issue Date;

(9)	Liens on assets, property or Equity Interests of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

(10)	Liens on property or assets at the time such Person or any of its Subsidiaries acquires the property or assets, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property or assets owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

(11)	Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a Restricted Subsidiary of such Person;

(12)	Liens securing Hedging Obligations so long as such Hedging Obligations are permitted to be Incurred under the indenture;

(13)	Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clause (6), (8), (9), (10) or (18); provided, however, that:

(A) such new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(B) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clause (6), (8), (9), (10) or (18) at the time the original Lien became a Permitted Lien and (y) an amount necessary to pay any fees and expenses, including premiums, related to such Refinancing, refunding, extension, renewal or replacement;

(14)	Liens on equipment of the Company or any Restricted Subsidiary granted in the ordinary course of business to clients on or about the premises of which such equipment is located;

(15)	Liens in favor of the Company or the Subsidiary Guarantors;

(16)	other Liens securing obligations Incurred in the ordinary course of business which obligations do not exceed the greater of $5.0 million at any one time outstanding;

(17)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for sale of goods in the ordinary course of business;

(18)	other Liens securing Indebtedness; provided, however, that, at the time of incurrence after giving pro forma effect thereto, the Consolidated Secured Leverage Ratio would be no greater than 2.0 to 1.0.

Notwithstanding the foregoing, “Permitted Liens” will not include any Lien described in clause (6), (9) or (10) above to the extent such Lien applies to any Additional Assets acquired directly or indirectly from Net Available Cash pursuant to the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock.” For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

“Person ” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock,” as applied to the Equity Interests of any Person, means Equity Interests of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over Equity Interests of any other class of such Person.

“principal ” of a note means the principal of the note plus the premium, if any, payable on the note which is due or overdue or is to become due at the relevant time.

“Purchase Money Indebtedness” means Indebtedness (1) consisting of the deferred purchase price of property, conditional sale obligations, obligations under any title retention agreement, other purchase money obligations and obligations in respect of industrial revenue bonds or similar Indebtedness, in each case where the maturity of such Indebtedness does not exceed the anticipated useful life of the asset being financed, and (2) Incurred to finance the acquisition by the Company or a Restricted Subsidiary of such asset, including additions and improvements, in the ordinary course of business; provided, however, that any Lien arising in connection with any such Indebtedness shall be limited to the specific asset being financed or, in the case of real property or fixtures, including additions and improvements, the real property on which such asset is attached; provided further, however, that such Indebtedness is Incurred within 180 days after such acquisition of such assets.

“Rating Agency” means Standard & Poor’s, a division of the McGraw Hill Companies, Inc. and Moody’s Investors Service, Inc. or if Standard & Poor’s, a division of the McGraw Hill Companies, Inc. or Moody’s Investors Service, Inc. or both shall not make a rating on the notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company (as certified by a resolution of the Board of Managers of the Company) which shall be substituted for Standard & Poor’s, a division of the McGraw Hill Companies, Inc. or Moody’s Investors Service, Inc. or both, as the case may be.

“Refinance ” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, purchase, redeem, defease, discharge or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

“ Refinancing Indebtedness” means Indebtedness that Refinances any Indebtedness of the Issuers or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

(1)	such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

(2)	such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced;

(3)	such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced; and

(4)	if the Indebtedness being Refinanced is subordinated in right of payment to the notes or a Subsidiary Guarantee, such Refinancing Indebtedness is subordinated in right of payment to the notes or such Subsidiary Guarantee, as the case may be, on terms at least as favorable to Holders of the notes as those contained in the documentation governing the Indebtedness being Refinanced.

provided further, however, that Refinancing Indebtedness shall not include (A) Indebtedness of a Subsidiary that Refinances Indebtedness of the Company or (B) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

“registration rights agreement” means the registration rights agreement dated the Issue Date, among the Issuers, the Subsidiary Guarantors and the Initial Purchasers.

“Related Business” means any business in which the Company or any of its Restricted Subsidiaries was engaged on the Issue Date and any business related, ancillary or complementary to such business.

“Replacement Assets” means any properties or assets used or useful in a Related Business.

“Restricted Payment” with respect to any Person means:

(1)	the declaration or payment of any dividends or any other distributions of any sort in respect of its Equity Interests (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Equity Interests (other than (A) dividends or distributions payable solely in its Equity Interests (other than Disqualified Stock), (B) dividends or distributions payable solely to the Company or a Restricted Subsidiary and (C) pro rata dividends or other distributions made by a Subsidiary that is not a 100% Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation));

(2)	the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Equity Interests of the Company held by any Person (other than by a Restricted Subsidiary) or of any Equity Interests of a Restricted Subsidiary held by any Affiliate of the Company (other than by a Restricted Subsidiary), including in connection with any merger or consolidation and including the exercise of any option to exchange any Equity Interests (other than into Equity Interests of the Company that is not Disqualified Stock);

(3)	the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations of the Company or any Subsidiary Guarantor (other than (A) from the Company or a Restricted Subsidiary or (B) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase, redemption, defeasance or other acquisition or retirement); or

(4)	the making of any Investment (other than a Permitted Investment) in any Person.

“Restricted Subsidiary” means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

“Sale/Leaseback Transaction” means any transaction or series of related transactions pursuant to which the Company or any Restricted Subsidiary (a) sells, transfers or otherwise disposes of any property, real or personal, whether now owned or hereinafter acquired, and (b) thereafter, leases such property.

“SEC ” means the Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Senior Indebtedness” means with respect to any Person:

(1)	Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and

(2)	all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (1) above unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other Obligations are subordinate in right of payment to the notes or the Subsidiary Guarantee of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include:

(1)	any obligation of such Person to the Company or any Subsidiary of the Company;

(2)	any liability for Federal, state, local or other taxes owed or owing by such Person;

(3)	any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities);

(4)	any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person (other than Indebtedness that is subordinate with respect to payment of proceeds of secured assets);

(5)	that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the indenture;

(6)	any Indebtedness, which, when Incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to such Person;

(7)	any Indebtedness of or amounts owed by such Person for compensation to employees or for services rendered to another Person; and

(8)	Indebtedness of such Person to a Subsidiary or any other Affiliate or any of such Affiliate’s Subsidiaries.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC and, for purposes of an Event of Default, any group of Restricted Subsidiaries that combined would be such a Significant Subsidiary.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

“Subordinated Obligation” means, with respect to a Person, any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the notes or a Subsidiary Guarantee of such Person, as the case may be, pursuant to a written agreement, executed by such Person (or a trustee acting on such Person’s behalf) to whom such Indebtedness is owed to that effect.

“Subsidiary ” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:

(1)	such Person;

(2)	such Person and one or more Subsidiaries of such Person; or

(3)	one or more Subsidiaries of such Person.

“Subsidiary Guarantee” means a Guarantee by a Subsidiary Guarantor of the Company’s obligations with respect to the notes pursuant to the indenture, including any Guarantee Agreement.

“Subsidiary Guarantor” means each Subsidiary of the Company that executes the indenture as a guarantor on the Issue Date and each other Subsidiary of the Company that thereafter guarantees the notes pursuant to the terms of the indenture.

“Total Assets” means, as of any date of determination, the total assets reflected on the consolidated balance sheet of the Company and its Restricted Subsidiaries as of the end of the most recently ended fiscal quarter of the Company for which an internal balance sheet is available, on a consolidated basis determined in accordance with GAAP (and, in the case of any determination relating to any Incurrence of Indebtedness, any Lien or any Investment, on a pro forma basis including any property or assets being acquired in connection therewith).

“Trustee ” means Wilmington Trust FSB until a successor replaces it and, thereafter, means the successor.

“Trust Indenture Act” means the Trust Indenture Act of 1939 (15 U.S.C. §§77aaa-77bbbb) as in effect on the Issue Date.

“Trust Officer” means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Managers of the Company in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Managers of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

The Board of Managers of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (A) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under “—Certain Covenants—Limitation on Indebtedness” and (B) no Default shall have occurred and be continuing. Any such designation by the Board of Managers of the Company shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Managers of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Dollar Equivalent” means with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published in The Wall Street Journal in the “Exchange Rates” column under the heading “Currency Trading” on the date two Business Days prior to such determination.

Except as described under “—Certain Covenants—Limitation on Indebtedness,” whenever it is necessary to determine whether the Company has complied with any covenant in the indenture or a Default has occurred and an amount is expressed in a currency other than U.S. dollars, such amount will be treated as the U.S. Dollar Equivalent determined as of the date such amount is initially determined in such currency.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.

“Voting Stock” of a Person means all classes of Equity Interests of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

“ 100% Owned Subsidiary” means a Restricted Subsidiary all the Equity Interests of which (other than directors’ qualifying shares) is owned by the Company or one or more other 100% Owned Subsidiaries.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarises the material U.S. federal income tax consequences of the exchange offer. It applies to you only if you tender your old notes for new notes in the exchange offer. This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, and published rulings and court decisions, all as currently in effect and subject to change, possibly with retroactive effect.

YOU SHOULD CONSULT WITH YOUR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF PARTICIPATING IN THE EXCHANGE OFFER

Treatment of the Exchange

The exchange of the old notes for the new notes should not be a taxable event for United States federal income tax purposes, and you should therefore not recognize gain or loss as a result of this exchange. Accordingly, for United States federal income tax purposes, your tax basis in the new notes should equal your basis in your old notes, your holding periods of the new notes should include the holding period in your exchanged old notes, and payments of interest, premium and principal on the new notes should be treated in the same manner as such payments were treated with respect to the old notes.

PLAN OF DISTRIBUTION

If you want to participate in the exchange offer, you must represent, among other things, that you:

•	you are acquiring the new notes issued in the exchange offer in the ordinary course of your business;

•	you are not engaged, do not intend to engage in and have no arrangement or understanding with any person to participate, in the distribution of the new notes to be issued in the Exchange Offer;

•

you are not an affiliate of ours, as defined in Rule 405 under the Securities Act or if you are such an affiliate you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•

you acknowledge and agree that if you are a broker-dealer registered under the Exchange Act or you are participating in the exchange offer for the purposes of distributing the new notes, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale of the new notes, and you cannot rely on the position of the SEC’s staff in their no-action letters; if you are a broker-dealer, that you did not purchase the Securities to be exchanged in the Exchange Offer from either of the issuers or any of their affiliates; and

•	you are not acting on behalf of someone who cannot truthfully and completely make such representation.

If you fail to satisfy any of these conditions, you cannot rely on the position of the SEC set forth in the no-action letters referred to above under “The Exchange Offer—Terms of the Exchange Offer” and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the new notes.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such new notes were acquired as a result of market-making activities or other trading activities. We have agreed in the registration rights agreement that we will allow broker-dealers to use this Prospectus in connection with the resale of such new notes, for a period commencing on the day the exchange offer is consummated and continuing for 180 days (or such time as such Broker-Dealers no longer own any Transfer Restricted Securities). In addition, until             , 2010, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date (or such time as such Broker-Dealers no longer own any Transfer Restricted Securities), we will send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the letter of transmittal. Any such requests should be directed to Investor Relations.

We have agreed in the registration rights agreement to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the securities (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

VALIDITY OF THE NEW NOTES AND GUARANTEES OF THE NEW NOTES

The validity of the new notes and guarantees will be passed upon for us by Sullivan & Cromwell LLP, New York, New York. We have also been advised as to certain matters relating to the laws of the State of Florida by Greenberg Traurig, LLP.

EXPER TS

The consolidated financial statements of Aquilex Holdings LLC as of December 31, 2009 (successor) and 2008 (successor), and for the year ended December 31, 2009 (successor), the periods December 15, 2008 to December 31, 2008 (successor), January 1, 2008 to December 14, 2008 (predecessor 2), January 31, 2007 to December 31, 2007 (predecessor 2), and January 1, 2007 to January 30, 2007 (predecessor 1), included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of HydroChem Industrial Services, Inc. as of December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, included in this prospectus have been audited by BDO USA, LLP (formerly known as BDO Seidman, LLP), independent certified public accountants, as stated in their report appearing herein.

WHERE YOU CAN FIND MORE INFORMATION

We and our subsidiary guarantors have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the new notes. This Prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us, our subsidiary guarantors and the new notes, reference is made to the registration statement. The registration statement can be inspected and copied at the Public Reference Room of the SEC located at Room 1580, 100 F Street, N.E., Washington D.C. 20549. Copies of all or any portion of the registration statement can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov). However, any such information filed with the SEC does not constitute a part of this Prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

Aquilex Holdings LLC and Subsidiaries

Unaudited Financial Statements
Condensed Consolidated Balance Sheets as of June 30, 2010 (Unaudited) and December 31, 2009	F-2
Condensed Consolidated Statements of Operations and Other Comprehensive Loss for the six months ended June 30, 2010 and 2009 (Unaudited)	F-3
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2010 and 2009 (Unaudited)	F-4
Notes to Unaudited Condensed Consolidated Financial Statements	F-5

Audited Financial Statements
Reports of Independent Registered Public Accounting Firm	F-22
Consolidated Balance Sheets as of December 31, 2009 and 2008	F-25

Consolidated Statements of Operations and Other Comprehensive Loss for the year ended December  31, 2009, the periods December 15, 2008 to December 31, 2008 (Successor), January 1, 2008 to December 14, 2008, January 31, 2007 to December 31, 2007 (Predecessor 2), and January 1, 2007 to January  30, 2007 (Predecessor 1)

F-26

Consolidated Statements of Changes in Member’s Equity for the year ended December  31, 2009, the periods December 15, 2008 to December 31, 2008 (Successor), January 1, 2008 to December 14, 2008, and January 31, 2007 to December  31, 2007 (Predecessor 2), and Consolidated Statements of Changes in Stockholders’ Equity for the period January 1, 2007 to January 30, 2007 (Predecessor 1)

F-27

Consolidated Statements of Cash Flows for the year ended December 31, 2009, the periods December  15, 2008 to December 31, 2008 (Successor), January 1, 2008 to December 14, 2008, and periods January 31, 2007 to December 31, 2007 (Predecessor 2), and January 1, 2007 to January 30, 2007 (Predecessor 1)

F-28
Notes to Consolidated Financial Statements	F-29

HydroChem Industrial Services, Inc. and Subsidiaries

Audited Financial Statements
Independent Auditors’ Report	F-65
Consolidated Balance Sheets as of December 31, 2005 and 2006	F-66
Consolidated Statements of Operations for the years ended December 31, 2004, 2005 and 2006	F-67
Consolidated Statements of Changes in Stockholder’s Equity for the years ended December 31, 2004, 2005 and 2006	F-68
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006	F-69
Notes to Consolidated Financial Statements	F-70

Unaudited Financial Statements
Consolidated Balance Sheet as of March 31, 2007 (Unaudited) and December 31, 2006	F-85
Consolidated Statement of Operations for the three months ended March 31, 2007 and 2006 (Unaudited)	F-86
Consolidated Statement of Cash Flows for the three months ended March 31, 2007 and 2006 (Unaudited)	F-87
Consolidated Statement of Changes in Stockholder’s Equity for the three months ended March 31, 2007 (Unaudited)	F-88
Notes to Unaudited Consolidated Financial Statements	F-89

Schedule II

Schedule II - Valuation and Qualifying Accounts and Reserves for the year ended December  31, 2009, and periods December 15, 2008 to December 31, 2008 (Successor), January 1, 2008 to December 14, 2008, and periods January 31, 2007 to December 31, 2007 (Predecessor 2), January 1, 2007 to January  30, 2007(Predecessor 1)

F-98

Aquilex Holdings LLC and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands)

	June 30, 2010	December 31, 2009
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$8,043	$11,252
Accounts receivable, net of allowance of $1,618 and $4,046, respectively	82,263	74,626
Inventories, net	12,957	12,860
Cost in excess of billings	8,640	3,916
Deferred tax asset	5,066	5,066
Income tax receivable	14,270	13,140
Prepaid expenses	2,296	2,399
Other current assets	1,303	2,169

Total current assets	134,838	125,428

Property and equipment, net	76,137	79,871
Goodwill	359,763	359,391
Other intangible assets, net	272,186	280,831
Deferred financing costs, net	14,428	16,086
Other assets	2,705	4,139

Total assets	$860,057	$865,746

Liabilities and Member’s Equity
Current liabilities
Accounts payable	$15,878	$10,597
Accrued liabilities	47,801	48,203
Income tax payable	30	30
Billings in excess of cost	4,220	3,189
Interest payable	1,719	487
Current portion of long-term debt	1,850	6,595

Total current liabilities	71,498	69,101

Long-term debt, net of discount and current portion	397,477	367,121
Income tax payable	4,247	4,247
Deferred income tax liabilities	73,041	86,895

Total liabilities	546,263	527,364
Commitments and contingencies (Note 12)
Member’s equity
Member’s capital	399,127	398,464
Accumulated deficit	(84,717)	(59,587)
Accumulated other comprehensive loss	(616)	(495)

Total member’s equity	313,794	338,382

Total liabilities and member’s equity	$860,057	$865,746

The accompanying notes are an integral part of these condensed consolidated financial statements

Aquilex Holdings LLC and Subsidiaries

Condensed Consolidated Statements of Operations and Other Comprehensive Loss

(In thousands)

	Six months ended June 30,
	2010	2009
	(Unaudited)	(Unaudited)
Revenues	$213,346	$265,459
Cost of revenue, exclusive of depreciation shown below	149,574	177,088
Depreciation	8,667	11,125

Gross profit	55,105	77,246

Selling, general and administrative expense	36,321	49,716
Depreciation and amortization	10,013	10,342

Operating income	8,771	17,188

Other income (expense)
Interest expense, net	(23,203)	(16,188)
Interest expense, related party	—	(11,876)
Loss on extinguishment of debt	(24,424)	—
Other, net	(690)	(56)

Total other expense, net	(48,317)	(28,120)

Loss before income tax (benefit)	(39,546)	(10,932)

Income tax benefit	(14,416)	(2,550)

Net loss	$(25,130)	$(8,382)

Other comprehensive loss:

Foreign currency translation adjustment	(121)	(528)

Comprehensive loss	$(25,251)	$(8,910)

The accompanying notes are an integral part of these condensed consolidated financial statements

Aquilex Holdings LLC and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(In thousands)

	Six months ended June 30,
	2010	2009
Cash flows from operating activities
Net loss	$(25,130)	$(8,382)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Depreciation	10,017	12,488
Amortization of intangible assets	8,663	8,979
Bad debt expense	423	1,926
Deferred income taxes	(14,452)	(3,058)
(Gain) loss on sale of fixed assets	(153)	161
Amortization of deferred financing costs and original issue discount	3,473	6,556
Noncash equity compensation	743	758
Loss on extinguishment of debt	24,424	—
Change in fair value of interest rate caps	42	(267)
Changes in operating assets and liabilities
Accounts receivable	(8,707)	16,449
Inventories	(417)	1,478
Cost in excess of billing	(4,731)	(1,815)
Prepaid expenses	82	(1,062)
Other assets	868	(132)
Income taxes	(273)	(1,288)
Accounts payable and accrued liabilities	5,125	(4,706)
Billings in excess of cost	1,129	(491)
Interest payable	(508)	(817)
Other	(372)	(9)

Net cash provided by operating activities	246	26,768

Cash flows from investing activities
Capital expenditures	(6,565)	(6,629)
Acquisition of business, net of cash acquired	—	(399)
Proceeds from sales of property and equipment	267	425
Restricted cash	1,122	563

Net cash used in investing activities	(5,176)	(6,040)

Cash flows from financing activities
Payments on long-term debt	(176,205)	(18,297)
Proceeds from long-term debt	183,150	2,000
Payments on revolver debt	(5,000)	(9,700)
Proceeds from revolver debt	5,000	—
Payments on capital lease obligations	(92)	(68)
Payment of deferred financing costs	(5,740)	—

Net cash provided by (used in) financing activities	1,113	(26,065)

Net decrease in cash and cash equivalents	(3,817)	(5,337)

Effect of foreign currency changes on cash	608	(19)

Cash and cash equivalents
Beginning of period	$11,252	$21,054

End of period	$8,043	$15,698

Supplemental cash flow information
Cash paid during the period for:
Interest	18,428	21,148
Income taxes, net	1,129	973

The accompanying notes are an integral part of these condensed consolidated financial statements

Aquilex Holdings LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(In thousands)

1.	Description of Business and Basis of Presentation

Description of Business

Aquilex Holdings LLC and subsidiaries (Company) is a leading provider of critical industrial services to the energy industry. The Company provides a broad array of recurring services to the oil and gas refining, chemical and petrochemical production, fossil and nuclear power generation and waste-to-energy industries through the combination of proprietary automation technology, a specialized equipment fleet and a specially trained labor force. The Company’s services are essential in maintaining and enhancing the efficiency, operability and profitability of customer plants by minimizing downtime and extending service life at a lower cost than replacement alternatives.

The Company reports operating results in two reportable segments: Specialty Welding, Repair and Overhaul (SRO) and Industrial Cleaning (IC).

SPECIALTY WELDING, REPAIR AND OVERHAUL (SRO)

SRO provides specialized welding overlay and repair services for industrial applications of erosion and corrosion protection services, repair technology services, and shop services.

INDUSTRIAL CLEANING (IC)

IC provides industrial cleaning services to a wide range of processing industries, including petrochemical, oil refining, electric utilities and pulp and paper.

ORGANIZATION

The Company is a Limited Liability Company, which is 100% owned by Aquilex Acquisition Sub III, LLC. As a 100% owned LLC, the Company is disregarded as an entity from its owner for Federal and most state income tax purposes.

Aquilex Acquisition Sub III, LLC has elected to be taxed as a C-corporation for income tax purposes. As such, income taxes have been provided for the Company in accordance with SAB Topic 1B’s “carve out” accounting. In addition, income taxes have been provided for certain corporate subsidiaries of the company under the separate return method for allocating consolidated income tax expense.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (SEC) and include our accounts and the accounts of our wholly owned subsidiaries. Certain information and note disclosures, normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP), have been condensed or omitted pursuant to such rules and regulations. The unaudited condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of our financial position as of June 30, 2010 and our operating results, and cash flows for the interim periods presented. The balance sheet at December 31, 2009 has been derived from our audited financial statements as of that date but does not include all disclosures required by accounting principles generally accepted in the United States of America. These financial statements and the related notes should be read in conjunction with the December 31, 2009 consolidated financial statements and notes thereto.

Our results of operations for the six months ended June 30, 2010 are not necessarily indicative of the results of operations for a full year. It is the opinion of our management that all necessary adjustments for a fair presentation of results of operations for the interim periods have been made and are of a normal and recurring nature unless otherwise disclosed herein.

2.	Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its 100%-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences could be material. On an ongoing basis, estimates are reviewed based on information that is currently available.

Fair Value of Financial Instruments

Fair value is defined under ASC 820-10 (SFAS No. 157), Fair Value Measurements, as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. ASC 820-10 (SFAS No. 157) also establishes a three-level hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability on the measurement date. The three levels are defined as follows:

Level 1—inputs to the valuation methodology are quoted prices (unadjusted) for an identical asset or liability in an active market.

Level 2—inputs to the valuation methodology include quoted prices for a similar asset or liability in an active market or model-derived valuations in which all significant inputs are observable for substantially the full term of the asset or liability.

Level 3—inputs to the valuation methodology are unobservable and significant to the fair value measurement of the asset or liability.

As of June 30, 2010, the Company had interest rate cap agreements which mitigate the Company’s exposure to variability in cash flows for interest payments on $146,663 of variable rate debt. These agreements are required to be measured at fair value on a recurring basis. The fair value of these interest rate caps is primarily based on the LIBOR index. The Company utilized Level 1 inputs, as defined in the fair value hierarchy, for the fair value measurement of these interest rate cap agreements. As of June 30, 2010 and December 31, 2009, the fair value of these interest rate caps was an asset of $0 and $42, respectively.

As of June 30, 2010, the Company had carrying values of $8,043 for cash and cash equivalents, $82,263 for accounts receivable, net, $15,878 for accounts payable, and $399,327 for long-term debt which approximates their fair values.

For the six months ended June 30, 2010 and the year ended December 31, 2009, there have been no transfers between hierarchy levels.

Revenue Recognition

The Company evaluates the circumstances of each contract to determine the appropriate application of revenue recognition methods.

SRO Segment

The SRO construction services contracts as well as the short term fixed-price contracts are primarily accounted for by the completed contract method as these contracts set forth the scope of services, provide a detailed work plan and timetable. Additionally, these fixed-price contracts generally include automatic pricing adjustments to account for changes in the price of weld wire, the primary input material the Company uses in carrying out projects. In such cases, revenue is recognized at the completion of the job, when shipped, accepted by the customer, title and risk of loss have transferred to the customer and collectibility is reasonably assured.

Certain other SRO contracts are accounted for by the percentage of completion method. This method is used where there are reliable estimates of revenue and cost, the contract specifies terms and conditions, and both the purchaser and the Company have the ability and expectation to perform all the contractual duties. In this regard, the SRO segment uses two methods for determining the percent complete.

The output method involves the use of contract milestones which are specifically outlined in the contacts and reflect a reasonable estimate of progress on the project. Once the specific milestone is met, a percentage of revenue is recognized based on the cost incurred of the milestone and the estimated margin of the project. These milestones have clearly defined, recognized, and separable value and cost that reasonably reflect the progress of a long-cycle contract across multiple accounting periods. In some contracts, both specific billing and completion milestones are present. Sometimes, these are the same. However, the Company does have contracts where the billing milestone is set to have cash in advance of the revenue. In such circumstance, billing in excess of cost is recognized as a liability.

Alternatively, under the input method, the use of hours and cost incurred are used to determine the percentage of completion. The input method is primarily used on time and materials contracts. Under the input method, revenue is recognized based upon hours and cost to date at the estimated margin of the job. Due to the nature of these jobs, actual invoicing is completed after the revenue event occurs and therefore a cost in excess of billing is recorded at month end.

At June 30, 2010 and December 31, 2009, the SRO segment did not have any contracts for which a loss was anticipated.

These methods for determining the percent complete are applied consistently among all of the SRO segment contracts having similar characteristics.

IC Segment

Revenues are recognized at the estimated recoverable amounts as services are provided. The industrial cleaning segment derives its revenues from services under time and materials and fixed-price contracts.

Revenues from time and material contracts are recognized as services are performed and efforts are expended. Alternatively, revenues from fixed price contracts are recognized over the contractual period in a ratable manner due to the consistent performance of services from period to period. Any losses on these contracts are recognized in the period during which they are estimable. At June 30, 2010 and December 31, 2009, the IC segment did not have any contracts for which a loss is anticipated.

Income Taxes

The Company is a Limited Liability Company (LLC) and as such, members of an LLC are not personally liable for any debt, liability or obligation of the Company. However, the Company’s operations consist of both an LLC, which is not taxed as a separate entity, and certain corporate subsidiaries, which are subject to taxation under the provisions of the Internal Revenue Code.

In June 2006, the FASB issued ASC 740-10 (FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes). ASC 740-10 is guidance on FASB Statement No. 109, Accounting for Income Taxes, and it seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. In addition, ASC 740-10 requires expanded disclosure with respect to the uncertainty in income taxes. As a result of the prior adoption of ASC 740-10, the Company recorded reserves and interest for the uncertain outcome of certain tax positions. The Company elects to include any penalties and interest related to uncertain tax positions in income tax expense.

The Company recognized approximately $1.8 million of previously unrecognized tax benefits in the six months ended June 30, 2010 as a result of the statute of limitations expiring for certain Federal and state tax returns for taxable years prior to 2007

New Accounting Pronouncements

ASC 810 (SFAS No. 167)

In April 2009, the FASB issued ASC 810 (SFAS No. 167 “Amendments to FASB Interpretation No. 46(R)”). This standard requires a qualitative approach to identifying a controlling financial interest in a variable interest entity (VIE), and requires ongoing assessment of whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. ASC 810 (SFAS No. 167) is effective for annual reporting periods beginning after November 15, 2009. The Company’s adoption of this guidance effective January 1, 2010 did not have a material effect on the Company’s consolidated financial statements.

ASU 2010-06, Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued ASU 2010-06. The standard amends ASC Topic 820, “Fair Value Measurements and Disclosures” to require additional disclosures related to transfers between levels in the hierarchy of fair value measurements. ASU 2010-6 is effective for interim and annual fiscal years beginning after December 15, 2009. The standard does not change how fair values are measured; accordingly the standard will not have an impact on the Company.

ASU 2010-09, Subsequent Events (Topic 855)

In February 2010, the FASB issued ASU 2010-09, “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements” (“ASU 2010-9”). The standard amends Subtopic 855-10, “Subsequent Events” to remove the requirement for a SEC filer to disclose the date through which subsequent events have been evaluated. ASU 2010-9 is effective upon issuance of the final Update. The Company does not expect the adoption of ASU 2010-9 to have a material impact on the consolidated financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Except for the ASUs listed above, those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to our company or (iv) are not expected to have a significant impact to the Company.

3.	Prepaid Expenses

Prepaid expenses consist of the following:

	June 30, 2010	December 31, 2009
Insurance	$791	$1,184
Licenses	1,102	557
Rent	27	227
Travel	—	230
Other	376	201

Total prepaid expenses	$2,296	$2,399

4.	Inventories

Inventories consist of the following:

	June 30, 2010	December 31, 2009
Chemical, parts, and supplies	$13,039	$13,040
Less: Reserve	(82)	(180)

Total inventories	$12,957	$12,860

5.	Property, Plant and Equipment

Property, plant and equipment consist of the following:

	Estimated Useful Lives	June 30, 2010	December 31, 2009
Land		$1,569	$1,569
Buildings	39 years	1,399	1,150
Improvements	5-10 years	1,549	1,680
Machinery and equipment	3-10 years	80,661	78,003
Furniture, fixtures and equipment	3-8 years	4,496	4,213
Vehicles	1-5 years	5,744	5,541
Construction in progress		15,391	12,638

		110,809	104,794
Less: Accumulated depreciation		(34,672)	(24,923)

Net property, plant and equipment		$76,137	$79,871

Depreciation expense for the six months ended June 30, 2010 and 2009 was $10,017 and $12,488, respectively.

6.	Goodwill and Other Intangible Assets

At both June 30, 2010 and December 31, 2009, the IC segment had Goodwill of $118,731. At June 30, 2010 and December 31, 2009, the SRO segment had Goodwill of $241,032 and $240,660, respectively.

		June 30, 2010			December 31, 2009
	Estimated Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets
Customer relationships	15 years	$230,400	$(23,739)	$206,661	$230,400	$(16,060)	$214,340
Technology	5 -10 years	24,200	(3,495)	20,705	24,200	(2,548)	21,652
Non-compete agreements	2 years	150	(116)	34	150	(79)	71

		254,750	(27,350)	227,400	254,750	(18,687)	236,063
Nonamortized intangible assets
Trade name		44,786	—	44,786	44,768	—	44,768

Total identifiable intangible assets		$299,536	$(27,350)	$272,186	$299,518	$(18,687)	$280,831

Amortization expense for the six months ended June 30, 2010 and 2009 was $8,663 and $8,979, respectively.

7.	Accrued Liabilities

Accrued liabilities consist of the following:

	June 30, 2010	December 31, 2009
Compensation and benefits	$11,611	$9,373
Job costs	11,627	13,548
Insurance	6,218	7,223
Taxes owed to former owners	8,405	8,517
State and foreign tax liabilities	1,904	1,730
Warranty reserve	480	554
Contingent liability for tax attribute	5,522	5,223
Other accrued expenses	2,034	2,035

Total accrued liabilities	$47,801	$48,203

8.	Long-Term Debt

Long-term debt consists of the following:

	June 30, 2010	December 31, 2009
Senior term loan facility (A), interest payable quarterly for the prime based borrowing or based on the LIBOR loan period for the LIBOR based borrowings; the Company has the option to pay interest at either the prime base (base is the higher of prime plus 0.5%, 4%, or LIBOR plus 1%) plus 4.5% or LIBOR base (base is the higher of Libor or 3%) plus 5.5%, maturing on December 15, 2012. At December 31, 2009, the interest rate was 8.5%. In April 2010, the balance was paid in full.	$—	$26,709

Senior term loan facility (B), interest payable quarterly for the prime based borrowing or based on the LIBOR loan period for the LIBOR based borrowings; the Company has the option to pay interest at either the prime base (base is the higher of prime plus 0.5%, 4%, or LIBOR plus 1%) plus 5.35% or LIBOR base (base is the higher of Libor or 3%) plus 6.35%, maturing on December 15, 2013. At December 31, 2010, the interest rate was 9.35%. In April 2010, the balance was paid in full.	—	134,115

Senior term loan facility (C), interest payable quarterly for the prime based borrowing or based on the LIBOR loan period for the LIBOR based borrowings; the Company has the option to pay interest at either the prime base (base is the higher of prime plus 0.5%, 4%, or LIBOR plus 1%) plus 5.35% or LIBOR base (base is the higher of LIBOR or 3%) plus 6.35%, maturing on March 15, 2014. At December 31, 2009, the interest rate was 9.35%. In April 2010, the balance was paid in full.	—	14,919

Revolving loan facility, interest payable quarterly for the prime based borrowing or based on the LIBOR loan period for the LIBOR based borrowings; the Company has the option to pay interest at either the prime base (base is the higher of prime plus 0.5%,	—	—

Senior term loan facility, interest payable quarterly for the prime based borrowing or based on the LIBOR loan period for the LIBOR based borrowings; the Company has the option to pay interest at either the base rate (rate is the greater of the federal funds rate plus 0.50%, the U.S. prime rate, the one-month LIBOR pluse 1.0%, or 2.5%) plus 3.0% or the Eurocurrency rate (rate is the greater of LIBOR or 1.5%) plus 4.0%. The term loan matures on April 1, 2016, and amortizes in equal quarterly installments of annual amounts equal to 1% of the original principal amount during the first five and three-quarter years of the term loan, with the balance of the principal amount of the term loan due at maturity. At June 30, 2010, the interest rate was 5.5%.

	184,538	—

Senior Notes held by external parties - Interest at 11 1/8% per annum, unsecured, payable semi-annually in cash in arrears, on June 15 and December 15 of each year, commencing on June 15, 2010. The notes mature on December 15, 2016.	225,000	225,000

Other	—	92

Total debt	409,538	400,835

Less: current portion	(1,850)	(6,595)

Less: original issue discount (OID)	(10,211)	(27,119)

Long-term debt, less current portion and OID	$397,477	$367,121

2010 and December 31, 2009, the Company had $13,348 and $15,276 outstanding letter of credit obligations, respectively. At June 30, 2010 and December 31, 2009, the available revolving capacity under the Revolving loan facility was $36,652 and $34,724, respectively.

Interest expense, including the amortization of deferred financing costs and the original issue discount, was $23,203 and $28,064 for the six months ended June 30, 2010 and 2009, respectively.

On April 1, 2010, the Company entered into an amended and restated credit agreement (the “Credit Agreement”) with a syndicate of lenders providing for a term loan facility in an aggregate principal amount of $185 million and a revolving credit facility of up to $50 million. The Company used the proceeds of the term loan to repay the entire $176 million that had been outstanding under the previous credit facility and to pay certain fees and expenses associated with such repayment and the Credit Agreement. As a result of the repayment, the Company recognized a loss on extinguishment of $24,424 resulting from the write-off of the related deferred financing costs, original issue discount (OID) amounts and a prepayment penalty.

Covenants

The Credit Agreement contains certain financial maintenance covenants requiring us to maintain certain minimum or maximum financial ratios, as follows: (i) a minimum interest coverage ratio ranging from 1.75:1 to 2.75:1 over the term of the Credit Agreement; (ii) a maximum leverage ratio ranging from 5.75:1 to 3.25:1 over the term of the Credit Agreement; and (ii) a maximum secured leverage ratio ranging from 2.75:1 to 2.50:1 over the term of the Credit Agreement

Subject to various exceptions and baskets set forth in the Credit Agreement, the Company and subsidiaries (other than any unrestricted subsidiaries) are restricted from taking certain actions, including: (i) incurring additional indebtedness; (ii) creating liens on assets; (iii) making investments, loans or advances in or to other persons; (iv) paying dividends or distributions on, or repurchasing our stock; (v) repaying, redeeming or repurchasing certain indebtedness; (vi) changing the nature of our business; (vii) engaging in transactions with affiliates; (viii) undergoing fundamental changes (including mergers); and (x) making dispositions of our assets. The Company is also prohibited from making capital expenditures in excess of the greater of $25 million and 25% of our Consolidated Adjusted EBITDA (as defined in the Credit Agreement) in any fiscal year, provided that any unused amounts in one fiscal year may be carried over to the next year.

The 11    1/8% Senior Notes terms include covenants related to restrictions on incurrence of future indebtedness and conveyance of assets as described in “Description of New Notes”.

The notes also include registration rights whereby in the event the Company does not meet certain timetables for registering the notes as debt securities, the Company will be required to pay additional interest in certain circumstances. The Registration Rights Agreement requires initial registration within 180 days of issuance of the notes with an effective date of the registration within 270 days of issuance.

As of June 30, 2010, the Company was in compliance with all of its financial covenants in its Credit Agreement. Based on the Company’s current business plan, the Company believes its existing cash balances, cash generated from operations and borrowing availability under the Company’s revolving credit facility will be sufficient for the Company to meet anticipated cash needs and debt covenant compliance requirements for the next twelve months. However, if the Company is unable to do so, it could have a material adverse impact on the Company’s financial position, results of operations, and cash flows. Given current macroeconomic conditions primarily in the United States, specifically related to the demands for critical maintenance, repair and industrial cleaning solutions in the various markets the Company serves and the overall utilization of the Company’s skilled workforce and the rates charged for the Company’s services, there is a risk that the Company may not be able to meet its financial covenants over the next twelve months. Execution of the Company’s business plan and continued compliance with the Company’s debt covenants are dependent upon the Company obtaining a minimum level Adjusted EBITDA which is defined as EBITDA further adjusted to exclude certain non-cash or unusual items permitted in calculating covenant compliance in the Company’s Credit Agreement. The Company’s forecasted Adjusted EBITDA contains certain estimates and assumptions regarding the demand and rates for the Company’s services and operating and general and administrative expenses which could prove to be inaccurate. It also contains an estimate of the extent and timing of the release of deferred maintenance and repair projects by the Company’s customers. A deviation from one or more of these estimates or assumptions could result in a violation of one or more of the Company’s covenants which could result in all or a portion of the Company’s outstanding debt becoming immediately due and payable.

If the Company is unable to generate sufficient cash flow or is otherwise unable to obtain funds necessary to meet required payments of principal and interest on the Company’s indebtedness, or if the Company otherwise fails to comply with the various covenants in the agreements governing the Company’s indebtedness, including the covenants contained in the Company’s Credit Agreement, the Company would be in default under the terms of the agreements governing such indebtedness. Prior to such default, the Company could consider opportunities to reduce certain discretionary expenditures or prepay certain amounts of principal outstanding under the Credit Agreement. In the event of such a default under the Company’s Credit Agreement, including a failure to satisfy the specified financial ratios, the Company would need to seek (i) an equity contribution, as discussed below , or (ii) a waiver of all covenant defaults under the Credit Agreement.

In accordance with the Company’s Credit Agreement, for purposes of determining compliance with the financial covenants, an equity contribution directly or indirectly made to the Company on or prior to the day that is 10 business days after the day on which financial statements are required to be delivered for a fiscal quarter pursuant to the Credit Agreement will, at the request of the Company, be included in the calculation of Adjusted EBITDA solely for the purposes of determining compliance with financial covenants at the end of such fiscal quarter and applicable subsequent periods (any such equity contributions so included in the calculation of Adjusted EBITDA, a “Specified Equity Contribution”); provided that (a) in each consecutive four fiscal quarter period, there shall be at least two fiscal quarters in which no Specified Equity Contribution is made, (b) there shall be a total of no more than four Specified Equity Contributions made during the life of the loans under the Credit Agreement, (c) the proceeds of any Specified Equity Contribution shall not be included for purposes of any determination other than compliance with the financial covenants, (d) the amount of any Specified Equity Contribution shall not exceed the amount required to cause the Company to be in compliance with the financial covenants and in no event shall exceed 15% of Consolidated Adjusted EBITDA after giving pro forma effect thereto and (e) the proceeds from any Specified Equity Contribution shall be applied on or prior to the next interest payment date to prepay the loans under the Credit Agreement.

9.	Deferred Financing Costs and Original Issue Discount

Deferred financing costs are amortized over the life of the related debt using the effective interest method. At June 30, 2010 and December 31, 2009, the Company had $14,428 and $16,086 of outstanding deferred financing costs, respectively.

OID is amortized to the carrying value of the debt on the balance sheet and charged to interest expense over the life of the related debt using the effective interest method. OID is the discount from par value at the time that a bond or other debt instrument is issued. The discount represents the difference between the stated redemption price at maturity and the issue price of the debt instrument. At June 30, 2010 and December 31, 2009, the Company had $10,967 and $27,119 of unamortized OID costs, respectively.

The Company recorded amortization of deferred financing costs and OID to interest expense of $3,473 and $6,556 for the six months ended June 30, 2010 and 2009, respectively.

10.	Interest Rate Derivatives

During the year ended December 31, 2009, the Company executed certain interest rate cash flow hedges in the form of caps to mitigate the Company’s exposure to variability in cash flows for the future interest payments on a designated portion of the borrowings.

The Company does not consider the counterparty credit risk as being material.

The Company records the fair value of the interest rate caps as an other asset in the consolidated balance sheet. The Company records adjustments to the fair value of the interest rate caps as interest expense in the consolidated statement of operations and other comprehensive income. The fair value of the caps is based upon quoted market prices obtained from third-party institutions.

Following is the Company’s outstanding derivative position:

Volume of Derivative Activity	June 30, 2010 Notional Value	December 31, 2009 Notional Value
Interest rate caps	$146,663	$146,663

Fair Value of Derivative in the Consolidated Balance Sheet	June 30, 2010	December 31, 2009
Interest rate caps	$—	$42

Effect of Derivatives on the Consolidated Income Statement	For the six months ended June 30 2010	For the year ended December 31, 2009
Interest rate caps :
Loss on interest rate caps	$(42)	$(296)

11.	Commitments and Contingencies

Insurance

The Company carries a broad range of insurance coverage that is provided by insurance companies, including worker’s compensation, business auto liability, general liability, commercial property, political risk and an umbrella policy. The respective reserves are based on management’s assumptions and estimates regarding the probable outcome of the claims. The Company estimates its exposure for individual claims and then makes percentage adjustments for possible increases based on historical data reflecting the type and age of the claim. From time to time the Company obtains an actuarial estimate of its property and casualty and workers’ compensation liability. Should the outcome differ from management’s assumptions and estimates or should the insurance carriers become insolvent and unable to cover claims in excess of the Company’s deductible, revisions to the estimated reserves for property and casualty insurance would be required. The Company’s group health insurance reserves consist of estimated claims incurred but not reported at the balance sheet date and are based upon historical payment trends. The Company has not incurred significant claims or losses on any of these insurance policies. As of June 30, 2010 and December 31, 2009, $6,218 and $7,223, respectively, were included in accrued liabilities in the accompanying balance sheets for self-insurance claims.

The Company is subject to a $500 deductible per occurrence for worker’s compensation, automobile and general liability claims. The Company has a stop loss amount that limits exposure to an aggregate payout in a policy year to $8,500 for policy periods prior to June 7, 2010 and $7,654 for policy periods after June 7, 2010. Losses up to the deductible amount are accrued based upon the Company’s estimates of the ultimate liability for claims incurred. The accruals are based on all available information at the time the financial statements are prepared.

Litigation

The Company is a defendant in various lawsuits arising in the normal course of our business. Substantially all of these suits are being defended by the Company, their insurance carriers or other parties pursuant to indemnification obligations. The Company believes most of the claims covered by insurance will be resolved at or for less than the applicable deductibles and that any liability in excess of a deductible will not exceed the limits of the applicable insurance policies. Although the results of litigation cannot be predicted with certainty, the Company believes adequate provision has been made for substantially all of the outstanding claims and the final outcome of any pending litigation will not have a material adverse effect on our consolidated financial position or results of operations.

Teck Cominco Metals Ltd.v.WSI, et al. The Company has been named as a defendant in this suit filed in the Supreme Court of British Columbia, Canada, in which the plaintiff alleges that a boiler explosion it experienced in 2004 was the result of a water leak caused by allegedly negligent fabrication work performed by defendant Foster Wheeler Pyropower, Inc., or allegedly negligent repair work subsequently performed by WSI in 1998, 1999 or 2002. The plaintiff alternatively alleges that WSI negligently failed to alert it to the hazardous condition of the boiler. The plaintiff claims damages of approximately $28 million. WSI’s insurer has been notified about this litigation. Discovery in this matter commenced in April 2008, and the Company obtained engineering inspection reports from several Canadian firms. The Company has obtained evidence that the leak in question was caused by a third party, and the Company is joining third parties as defendants in this litigation. The Company intends to vigorously defend this matter.

Performance Bonds

During the ordinary course of business, the Company is periodically required to enter into performance bond arrangements to collateralize its obligations under various contracts. The Company has a total of $9,900 and $9,200 in performance bond obligations as of June 30, 2010 and December 31, 2009, respectively.

12.	Income Taxes

Income tax provisions for the interim period are based on estimated annual income tax rates, adjusted to reflect the effects of any significant infrequent or unusual items which are required to be discretely recognized within the current interim period. The Company’s effective tax rate for the six months ended June 30, 2010 and 2009 was 36.5% and 23.3%, respectively. The change in our effective tax rate is primarily attributable to changes in projected pre-tax book loss, deduction limitations for per diems for field employees, non-deductible stock based compensation, change in valuation allowance, other nondeductible expenses, and the release of a portion of the ASC 740-10 (FIN 48) reserve and interest thereof.

13.	Employee Benefit Plans

The Company maintains a 401(k) plan into which eligible employees may elect to contribute from 0% to 75% of their pre-tax compensation subject to an annual maximum dollar amount as set by the Internal Revenue Service. At its discretion, the Company may make discretionary matching cash contributions. Employer 401(k) matching contributions to the plan in the six months ended June 30, 2010 and 2009 were $255 and $1,499 respectively.

Prior to April 2010, each segment maintained a separate 401(k) plan. Subsequently, all plans were converted to one consolidated “Aquilex” 401(k) plan.

14.	Supplemental Guarantor Information

On December 23, 2009, the Company completed an offering of $225,000 unsecured 11 1/8% Senior Notes due 2016. The Senior Notes are unconditionally guaranteed on an unsecured senior basis by all of the current 100% owned material U.S. subsidiaries (Subsidiary Guarantors). Aquilex Finance Corp. (Aquilex Finance), which is a co-issuer of the notes and the Company’s non-U.S. subsidiaries are not guarantors of the notes.

The following supplemental information presents the financial position, results of operations and cash flows of Aquilex Holdings LLC (Parent), the Guarantor subsidiaries, and the Non-Guarantor Subsidiaries as of June 30, 2010 and December 31, 2009, and for the six months ended June 30, 2010 and 2009.

Aquilex Finance is presented as a co-issuer and has only minimal amounts.

	June 30, 2010
	Co-issuer Parent	Co-issuer Aquilex Finance	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(Unaudited, $ in thousands)
Assets
Current assets
Cash and cash equivalents	$6,616	$—	$(162)	$1,589	$—	$8,043
Accounts receivable, net	43	—	78,711	3,509	—	82,263
Inventories, net	—	—	10,981	1,976	—	12,957
Cost in excess of billings	—	—	8,582	58	—	8,640
Deferred tax asset	(6,992)	—	41,306	139	(29,387)	5,066
Income tax receivable	4,464	—	9,806	—	—	14,270
Prepaid expenses	739	—	1,443	114	—	2,296
Other current assets	31	—	1,291	(19)	—	1,303

Total current assets	4,901	—	151,958	7,366	(29,387)	134,838

Property and equipment, net	863	—	74,454	820	—	76,137
Goodwill	—	—	359,763	—	—	359,763
Other intangible assets, net	—	—	272,186	—	—	272,186
Deferred financing costs, net	—	—	14,428	—	—	14,428
Other assets	1,000	—	637	1,068	—	2,705
Investment in affiliates	254,441	—	—	—	(254,441)	—

Total assets	$261,205	$—	$873,426	$9,254	$(283,828)	$860,057

Liabilities and Member's Equity
Current liabilities
Accounts payable	$784	$—	$13,571	$1,523	$—	$15,878
Accrued liabilities	12,440	—	34,597	764	—	47,801
Income tax payable	—	—	747	(717)	—	30
Billings in excess of cost	—	—	3,767	453	—	4,220
Interest payable	1,719	—	—	—	—	1,719
Current portion of long-term debt	1,850	—	—	—	—	1,850
Intercompany	(9,273)	—	3,133	6,140	—	—

Total current liabilities	7,520	—	55,815	8,163	—	71,498

Long-term debt, net of discount and current portion	397,477	—	—	—	—	397,477
Intercompany debt	(425,598)	—	425,598	—	—	—
Income tax payable	—	—	4,247	—	—	4,247
Deferred income tax liabilities	(31,988)	—	135,667	572	(31,210)	73,041

Total liabilities	(52,589)	—	621,327	8,735	(31,210)	546,263
Member’s equity
Member’s capital	399,127	—	252,618	—	(252,618)	399,127
Accumulated deficit	(84,717)	—	(1,214)	1,214	—	(84,717)
Accumulated other comprehensive income (loss)	(616)	—	695	(695)	—	(616)

Total member’s equity	313,794	—	252,099	519	(252,618)	313,794

Total liabilities and member’s equity	$261,205	$—	$873,426	$9,254	$(283,828)	$860,057

	December 31, 2009
	Co-issuer Parent	Co-issuer Aquilex Finance	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	($ in thousands)
Assets
Current assets
Cash and cash equivalents	$15,114	$—	$(4,411)	$549	$—	$11,252
Accounts receivable, net	—	—	70,024	4,602	—	74,626
Inventories, net	—	—	10,870	1,990	—	12,860
Cost in excess of billings	—	—	3,898	18	—	3,916
Deferred tax asset	(6,992)	—	41,306	139	(29,387)	5,066
Income tax receivable	4,464	—	8,676	—	—	13,140
Prepaid expenses	1,141	—	1,119	139	—	2,399
Other current assets	97	—	2,072	—	—	2,169

Total current assets	13,824	—	133,554	7,437	(29,387)	125,428

Property and equipment, net	978	—	77,814	1,079	—	79,871
Goodwill	—	—	359,391	—	—	359,391
Other intangible assets, net	—	—	280,831	—	—	280,831
Deferred financing costs, net	—	—	16,086	—	—	16,086
Other assets	1,042	—	636	2,461	—	4,139
Investment in affiliates	310,802	—	—	—	(310,802)	—

Total assets	$326,646	$—	$868,312	$10,977	$(340,189)	$865,746

Liabilities and Member’s Equity
Current liabilities
Accounts payable	$—	$—	$9,658	$939	$—	$10,597
Accrued liabilities	11,723	—	35,171	1,309	—	48,203
Income tax payable	—	—	747	(717)	—	30
Billings in excess of cost	—	—	2,376	813	—	3,189
Interest payable	487	—	—	—	—	487
Current portion of long-term debt	6,595	—	—	—	—	6,595
Intercompany	724	—	(7,674)	6,950	—	—

Total current liabilities	19,529	—	40,278	9,294	—	69,101

Long-term debt, net of discount and current portion	367,029	—	92	—	—	367,121
Intercompany debt	(397,703)	—	397,703	—	—	—
Income tax payable	—	—	4,247	—	—	4,247
Deferred income tax liabilities	(591)	—	116,884	(11)	(29,387)	86,895

Total liabilities	(11,736)	—	559,204	9,283	(29,387)	527,364
Member’s equity
Member’s capital	398,464	—	310,802	—	(310,802)	398,464
Accumulated deficit	(59,587)	—	(2,268)	2,268	—	(59,587)
Accumulated other comprehensive income (loss)	(495)	—	574	(574)	—	(495)

Total member’s equity	338,382	—	309,108	1,694	(310,802)	338,382

Total liabilities and member’s equity	$326,646	$—	$868,312	$10,977	$(340,189)	$865,746

	For the six months ended June 30, 2010
	Co-issuer Parent	Co-issuer Aquilex Finance	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(Unaudited, $ in thousands)
Revenues	$—	$—	$206,127	$7,219	$—	$213,346
Cost of revenue, exclusive of depreciation shown below	—	—	143,951	5,623	—	149,574
Depreciation	—	—	8,667	—	—	8,667

Gross profit	—	—	53,509	1,596	—	55,105

Selling, general and administrative expense	—	—	34,444	1,877	—	36,321
Depreciation and amortization	164	—	9,693	156	—	10,013

Operating income (loss)	(164)	—	9,372	(437)	—	8,771

Other income (expense):
Interest expense, net	—	—	(23,258)	55	—	(23,203)
Loss on extinguishment of debt	—	—	(24,424)	—	—	(24,424)
Other, net	—	—	349	(1,039)	—	(690)

Total other expense, net	—	—	(47,333)	(984)	—	(48,317)

Loss before income tax benefit	(164)	—	(37,961)	(1,421)	—	(39,546)

Income tax benefit	(64)	—	(13,985)	(367)	—	(14,416)
Equity in net income (loss) of consolidated subsidiaries	(25,030)	—	—	—	25,030	—

Net income (loss)	$(25,130)	$—	$(23,976)	$(1,054)	$25,030	$(25,130)

	For the six months ended June 30, 2009
	Co-issuer Parent	Co-issuer Aquilex Finance	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(Unaudited, $ in thousands)
Revenues	$—	$—	$254,343	$11,116	$—	$265,459
Cost of revenue, exclusive of depreciation shown below	—	—	169,230	7,858	—	177,088
Depreciation	—	—	11,125	—	—	11,125

Gross profit	—	—	73,988	3,258	—	77,246

Selling, general and administrative expense	—	—	47,949	1,767	—	49,716
Depreciation and amortization	127	—	10,025	190	—	10,342

Operating income (loss)	(127)	—	16,014	1,301	—	17,188

Other income (expense):
Interest expense, net	—	—	(28,107)	43	—	(28,064)
Other, net	—	—	(27)	(29)	—	(56)

Total other expense, net	—	—	(28,134)	14	—	(28,120)

Income (loss) before income tax provision (benefit)	(127)	—	(12,120)	1,315	—	(10,932)

Income tax provision (benefit)	(4)	—	(2,883)	337	—	(2,550)
Equity in net income (loss) of consolidated subsidiaries	(8,259)	—	—	—	8,259	—

Net income (loss)	$(8,382)	$—	$(9,237)	$978	$8,259	$(8,382)

	For the six months ended June 30, 2010
	Co-issuer Parent	Co-issuer Aquilex Finance	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(Unaudited, $ in thousands)
Cash flows from operating activities	$(9,654)	$—	10,543	$(643)	$—	$246
Cash flows from investing activities
Capital expenditures	(49)	—	(6,469)	(47)	—	(6,565)
Proceeds from sales of property and equipment	—	—	267	—	—	267
Restricted cash	—	—	—	1,122	—	1,122

	(49)	—	(6,202)	1,075	—	(5,176)

Cash flows from financing activities
Payments on long-term debt	(176,205)	—	—	—	—	(176,205)
Proceeds from long-term debt	183,150	—	—	—	—	183,150
Payments on revolver debt	(5,000)	—	—	—	—	(5,000)
Proceeds from revolver debt	5,000	—	—	—	—	5,000
Payment on capital lease obligations	—	—	(92)	—	—	(92)
Payment of deferred financing costs	(5,740)	—	—	—	—	(5,740)

	1,205	—	(92)	—	—	1,113

Effect of exchange rates on cash	—	—	—	608	—	608

Net increase (decrease) in cash	$(8,498)	$—	$4,249	$1,040	$—	$(3,209)

	For the six months ended June 30,2009
	Parent	Co-issuer Aquilex Finance	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(Unaudited, $ in thousands)
Cash flows from operating activities	$31,046	$—	(4,741)	$463	$—	$26,768
Cash flows from investing activities
Capital expenditures	(38)	—	(6,494)	(97)	—	(6,629)
Acquistion adjustment	(399)	—	—	—	—	(399)
Proceeds from sales of property and equipment	—	—	425	—	—	425
Restricted cash	—	—	—	563	—	563

	(437)	—	(6,069)	466	—	(6,040)

Cash flows from financing activities
Payments on long-term debt	(18,297)	—	—	—	—	(18,297)
Proceeds from long-term debt	2,000			—	—	2,000
Payments on revolver debt	(9,700)	—	—	—	—	(9,700)
Payment on capital lease obligations	—	—	(68)	—	—	(68)

	(25,997)	—	(68)	—	—	(26,065)

Effect of exchange rates on cash	—	—	—	(19)	—	(19)

Net increase (decrease) in cash	$4,612	$—	$(10,878)	$910	$—	$(5,356)

15.	Entity Formation

The Company has begun to pursue refining, petrochemical and power generation opportunities in the Middle East. In the second quarter of 2010, the Company entered into a joint venture agreement with a Saudi partner, and is in the advanced stage of setting up a business in the Middle East. This venture is pending approval and certification by the Saudi government, which is expected in the fourth quarter of 2010

16.	Reportable Segments

The Company provides services through two segments: Specialty Welding, Repair and Overhaul (SRO) and Industrial Cleaning (IC).

The SRO segment provides specialized welding overlay and repair services for industrial applications of:

•	Erosion and Corrosion Protection Services which re-establish and preserve the mechanical and structural integrity of high-energy equipment,

•	Repair Technologies Services which provides innovative solutions to “first-of-a-kind” and recurring mechanical, maintenance and configuration challenges,

•	Shop Services for replacement part fabrication and repair services.

The IC segment provides industrial cleaning services to a wide range of processing industries, including petrochemical, oil refining, electric utilities and pulp and paper. The customers are primarily located in industrial sectors in the United States (U.S.). The largest sources of revenue are:

•	high-pressure and ultra-high pressure water cleaning (hydroblasting),

•	industrial vacuuming,

•	chemical cleaning and,

•	tank cleaning.

The majority of these services involve recurring maintenance intended to improve or sustain the operating efficiencies and extend the useful lives of process equipment and facilities.

The Company evaluates the performance and allocates resources based on EBITDA results. The Company also uses EBITDA as a measure of segment profitability.

The Company segment information is as follows:

	June 30, 2010	December 31, 2009
Total assets:
Specialty Welding, Repair and Overhaul	$602,781	$604,814
Industrial Cleaning	314,956	309,532
Corporate	375,788	384,868
Eliminations	(433,468)	(433,468)

	$860,057	$865,746

	For the six months ended June 30,
	2010	2009
Total revenue:
Specialty Welding, Repair and Overhaul	$105,332	$152,883
Industrial Cleaning	108,014	112,576

	$213,346	$265,459

EBITDA:
Specialty Welding, Repair and Overhaul	$10,937	$24,022
Industrial Cleaning	16,514	14,633

	$27,451	$38,655
Depreciation and amortization	(18,680)	(21,467)
Interest expense, net	(23,203)	(16,188)
Interest expense, related party	—	(11,876)
Loss on extinguishment of debt	(24,424)	—
Other, net	(690)	(56)

Consolidated loss before income taxes	$(39,546)	$(10,932)

Depreciation and amortization
Specialty Welding, Repair and Overhaul	$(9,595)	$(10,767)
Industrial Cleaning	(8,921)	(10,573)
Corporate and other	(164)	(127)

	$(18,680)	$(21,467)

17.	Subsequent Event

On July 27, 2010, Shael Dolman departed from Teachers’ Private Capital, the private equity arm of Ontario Teachers’ Pension Plan, the principal indirect stockholder of Aquilex Corporation. As a result, he resigned from his positions as a Director and Chairman of the Board of the Company, effective on July 27, 2010.

Aquilex Holdings LLC and Subsidiaries

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Aquilex Holding LLC:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Aquilex Holding LLC and its subsidiaries (Successor Company) at December 31, 2009 and December 31, 2008, and the results of their operations and their cash flows for the period from January 1, 2009 to December 31, 2009 and for the period December 15, 2008 to December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 13 to the consolidated financial statements, the Company changed the manner in which it accounts for certain tax positions in 2007.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia

March 26, 2010

Aquilex Holdings LLC and Subsidiaries

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Aquilex Holding LLC:

In our opinion, the consolidated statements of operations and comprehensive income (loss), of member’s equity, and of cash flows listed in the accompanying index, present fairly, in all material respects, the results of their operations and their cash flows of Aquilex Holding LLC and its subsidiaries (Predecessor 2) for the period from January 1, 2008 to December 14, 2008 and for the period January 31, 2007 to December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 13 to the consolidated financial statements, the Company changed the manner in which it accounts for certain tax positions in 2007.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia

December 7, 2009

Aquilex Holdings LLC and Subsidiaries

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Aquilex Holding LLC:

In our opinion, the consolidated statements of operations and comprehensive income (loss), of member’s equity, and of cash flows listed in the accompanying index, present fairly, in all material respects, the results of their operations and their cash flows of Aquilex Holding LLC and its subsidiaries (Predecessor 1) for the period from January 1, 2007 to January 30, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 13 to the consolidated financial statements, the Company changed the manner in which it accounts for certain tax positions in 2007.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia

December 7, 2009

Aquilex Holdings LLC and Subsidiaries

Consolidated Balance Sheets

Amounts in thousands

	December 31, 2009	December 31, 2008
Assets
Current assets
Cash and cash equivalents	$11,252	$21,054
Accounts receivable, net of allowance of $4,046 and $4,756, respectively	74,626	95,529
Inventories, net	12,860	15,872
Cost in excess of billings	3,916	6,833
Deferred tax asset	5,066	5,614
Income tax receivable	13,140	15,893
Prepaid expenses	2,399	2,764
Other current assets	2,169	1,474

Total current assets	125,428	165,033

Property and equipment, net	79,871	89,929
Goodwill	359,391	392,007
Other intangible assets, net	280,831	301,437
Deferred financing costs, net	16,086	10,995
Other assets	4,139	3,709

Total assets	$865,746	$963,110

Liabilities and Member’s Equity
Current liabilities
Accounts payable	$10,597	$19,737
Accrued liabilities	48,203	58,480
Income tax payable	30	253
Billings in excess of cost	3,189	9,146
Interest payable	487	2,316
Current portion of long-term debt	6,595	6,595

Total current liabilities	69,101	96,527

Long-term debt, net of discount and current portion	367,121	220,006
Senior notes held by related party	—	148,072
Income tax payable	4,247	3,992
Deferred income tax liabilities	86,895	100,589

Total liabilities	527,364	569,186
Commitments and contingencies (Note 12)
Member’s equity
Member’s capital	398,464	397,429
Accumulated deficit	(59,587)	(3,522)
Accumulated other comprehensive income (loss)	(495)	17

Total member’s equity	338,382	393,924

Total liabilities and member’s equity	$865,746	$963,110

The accompanying notes are an integral part of these consolidated financial statements

Aquilex Holdings LLC and Subsidiaries

Consolidated Statements of Operations and Other Comprehensive Loss

Amounts in thousands

	Successor		Predecessor 2		Predecessor 1
	For the year ended December 31, 2009	For the period December 15, 2008 - December 31, 2008	For the period January 1, 2008 - December 14, 2008	For the period January 31, 2007 - December 31, 2007	For the period January 1, 2007 - January 30, 2007
Revenues	$480,905	$14,684	$564,487	$382,960	$8,910
Cost of revenue, exclusive of depreciation shown below	315,706	10,283	378,084	263,602	7,232
Depreciation	21,182	966	24,359	17,288	490

Gross profit	144,017	3,435	162,044	102,070	1,188

Selling, general and administrative expense	84,757	3,388	101,274	59,529	2,308
Business sale costs	—	576	51,820	—	13,752
Depreciation and amortization	20,670	888	16,082	13,339	20

Operating income (loss)	38,590	(1,417)	(7,132)	29,202	(14,892)

Other income (expense):
Interest expense, net	(34,243)	(1,452)	(38,719)	(29,013)	(283)
Interest expense, related party	(23,376)	(984)	—	—	—
Impairment charges	(44,147)	—	—	—	—
Loss on extinguishment of debt	(4,219)	—	(7,362)	(5,107)	—
Other, net	384	(47)	(797)	2,047	(267)

Total other expense, net	(105,601)	(2,483)	(46,878)	(32,073)	(550)

Loss before income tax benefit	(67,011)	(3,900)	(54,010)	(2,871)	(15,442)

Income tax benefit	(10,946)	(378)	(9,214)	(178)	(5,076)

Loss from continuing operations	(56,065)	(3,522)	(44,796)	(2,693)	(10,366)

Discontinued operations
Loss from discontinued operations net of income tax benefit of $0	—	—	—	—	(120)

Net loss	$(56,065)	$(3,522)	$(44,796)	$(2,693)	$(10,486)

Other comprehensive income (loss):

Foreign currency translation adjustment	(512)	17	(1,755)	2,481	(39)

Comprehensive loss	$(56,577)	$(3,505)	$(46,551)	$(212)	$(10,525)

The accompanying notes are an integral part of these consolidated financial statements.

Aquilex Holdings LLC and Subsidiaries

Consolidated Statement of Changes in Member’s Equity

Amounts in thousands

	Common Stock		Preferred Stock		Units								Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Member’s Equity
					Preferred				Common
					Capital Interest		Priority Profit Interest		Capital Interest		Priority Profit Interest
	Shares	Amount	Shares	Amount	Units	Amount	Shares	Amount	Units	Amount	Shares	Amount
Predecessor 1
Balances at December 31, 2006	31,521	$—	10,000	$—	—	$—	—	$—	—	$—	—	$—	$149,711	$(9,378)	$1,623	$141,956
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(10,486)		(10,486)
Adoption of FIN 48	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,315)	—	(3,315)
Other comprehensive loss:
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(39)	(39)

Balances at January 30, 2007	31,521	—	10,000	—	—	—	—	—	—	—	—	—	149,711	(23,179)	1,584	128,116

Predecessor 2
Elimination of predecessor 1 equity structure	(31,521)	—	(10,000)	—	—	—	—	—	—	—	—	—	(149,711)	23,179	(1,584)	(128,116)
Contributed capital
Acquisition of Aquilex Corp.	—	—	—	—	8,085,938	80,859	309,150	3,092	812,501	813	35,500	36	—	—	—	84,800
Acquisition of HydroChem Holdings, LLC	—	—	—	—	9,182,942	91,829	222,057	2,221	927,570	928	22,430	22	—	—	—	95,000
Acquisition of Southeast Mechanical Services Inc. and SMS Global	—	—	—	—	—	—	415,800	4,158	—	—	42,000	42	—	—	—	4,200
Net loss for the period January 31, 2007 to December 31, 2007	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,693)	—	(2,693)
Other comprehensive income:
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,481	2,481

Balance at December 31, 2007	—	—	—	—	17,268,880	172,688	947,007	9,471	1,740,071	1,741	99,930	100	—	(2,693)	2,481	183,788
Capital distributions	—	—	—	—	(94,050)	(940)	—	—	(9,500)	(10)	—	—	—	—	—	(950)
Accretion of warrants	—	—	—	—	1,630	163	—	—	185,000	185	—	—	—	—	—	348
Net loss for the period January 1, 2008 to December 14, 2008	—	—	—	—	—	—	—	—	—	—	—	—	—	(44,796)	—	(44,796)
Other comprehensive loss:
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,755)	(1,755)

Balances at December 14, 2008	—	—	—	—	17,176,460	171,911	947,007	9,471	1,915,571	1,916	99,930	100	—	(47,489)	726	136,635

Successor
Elimination of predecessor equity structure	—	—	—	—	(17,176,460)	(171,911)	(947,007)	(9,471)	(1,915,571)	(1,916)	(99,930)	(100)	—	47,489	(726)	(136,635)
Capital contribution in connection with acquisition of Aquilex Holdings LLC	—	—	—	—	—	—	—	—	397,429,500	397,429	—	—	—	—	—	397,429
Net loss for the period December 15, 2008 to December 31, 2008	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,522)	—	(3,522)
Other comprehensive loss:
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	17	17

Balances at December 31, 2008	—	—	—	—	—	—	—	—	397,429,500	397,429	—	—	—	(3,522)	17	393,924
Capital distributions	—	—	—	—	—	—	—	—	(315,000)	(295)	—	—	—	—	—	(295)
Performance units compensation	—	—	—	—	—	—	—	—	—	1,330	—	—	—	—	—	1,330
Net loss for the year ended December 31, 2009	—	—	—	—	—	—	—	—	—	—	—	—	—	(56,065)	—	(56,065)
Other comprehensive loss:
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(512)	(512)

Balances at December 31, 2009	—	$—	—	$—	—	$—	—	$—	397,114,500	$398,464	—	$—	$—	$(59,587)	$(495)	$338,382

The accompanying notes are an integral part of these consolidated financial statements.

Aquilex Holdings LLC and Subsidiaries

Consolidated Statements of Cash Flows

Amounts in thousands

	Successor	Successor	Predecessor 2		Predecessor 1
	For the year ended December 31, 2009	For the period December 15, 2008 - December 31, 2008	For the period January 1, 2008 - December 14, 2008	For the period January 31, 2007 - December 31, 2007	For the period January 1, 2007 - January 30, 2007
Cash flows from operating activities
Net loss	$(56,065)	$(3,522)	$(44,796)	$(2,693)	$(10,486)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Depreciation	23,978	1,018	27,385	19,801	506
Amortization of intangible assets	17,874	813	13,149	10,826	4
Bad debt expense	2,679	479	1,727	946	28
Deferred income taxes	(12,752)	(414)	(9,977)	(1,001)	2,616
(Gain) loss on sale of fixed assets	193	—	170	(454)	—
Noncash interest expense	10,264	546	3,366	3,543	217
Noncash equity compensation	1,330	—	—	—	—
Impairment charge	44,147	—	—	—	—
Loss on extinguishment of debt	4,219	—	7,362	5,107	—
Change in fair value of interest rate swaps	—	—	152	570	—
Change in fair value of interest rate caps	296	—	—	—	—
Changes in operating assets and liabilities
Accounts receivable	18,261	19,585	(22,693)	(10,065)	6,614
Inventories	2,127	(84)	(1,024)	(1,005)	(1,664)
Cost in excess of billing	3,818	(3,340)	2,991	(754)	(134)
Prepaid expenses	102	(62)	15	2,706	(1,483)
Other assets	(688)	(48)	1,093	(2,377)	1,360
Income taxes	2,793	(264)	(783)	(4,015)	(7,575)
Accounts payable and accrued liabilities	(22,661)	(11,148)	69,529	4,302	1,308
Billings in excess of cost	(5,970)	5,084	(3,853)	4,688	(121)
Interest payable	(1,129)	1,036	577	(4,166)	(98)
Other	(39)	653	976	(235)	239

Net cash provided by (used in) operating activities	32,777	10,332	45,366	25,724	(8,669)

Cash flows from investing activities
Capital expenditures	(14,775)	(917)	(17,240)	(10,849)	(67)
Acquisition of Aquilex Holdings LLC, net of cash acquired	(6,325)	(337,071)	—	—	—
Acquisition of Aquilex Corp., net of cash acquired	—	—	—	(188,919)	—
Acquisition of HydroChem Holding, Inc., net of cash acquired	—	—	—	(171,424)	—
Acquisition of SMS Inc., net of cash acquired	—	—	—	(40,597)	—
Acquisition of SMS Global, Inc., net of cash acquired	—	—	—	(10,553)	—
Proceeds from sales of property and equipment	589	—	—	499	—
Restricted cash	(346)	1,317	(1,484)	739	34

Net cash used in investing activities	(20,857)	(336,671)	(18,724)	(421,104)	(33)

Cash flows from financing activities
Payments on long-term debt	(220,199)	(412,917)	(1,489)	(176,267)	—
Proceeds from long-term debt	215,883	373,977	6,463	421,500	—
Payments on revolver debt	(12,700)	—	—	—	—
Proceeds from revolver debt	5,000	—	—	—	—
Capital contributions (distributions)	(295)	397,430	(950)	184,000	—
Payments on capital lease obligations	(159)	—	—	—	—
Purchase of interest rate caps	(338)
Payment of deferred financing costs	(8,356)	(11,097)	—	(11,875)	—

Net cash (used in) provided by financing activities	(21,164)	347,393	4,024	417,358	—

Net (decrease) increase in cash and cash equivalents	(9,244)	21,054	30,666	21,978	(8,702)
Effect of foreign currency changes on cash	(558)	—	(263)	(1,894)	(138)
Cash and cash equivalents
Beginning of period	$21,054	$—	$20,084	$—	$25,904

End of period	$11,252	$21,054	$50,487	$20,084	$17,064

Supplemental cash flow information
Cash paid (refunded) during the period for:
Interest	41,189	956	32,882	23,893	98
Income taxes, net	(1,574)	60	1,732	4,480	—

The accompanying notes are an integral part of these consolidated financial statements

Aquilex Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2009, 2008, and 2007

Amounts in thousands

1.	Description of Business and Basis of Presentation

DESCRIPTION OF BUSINESS

Aquilex Holdings LLC and subsidiaries (Company) is a leading provider of critical industrial services to the energy industry. The Company provides a broad array of recurring services to the oil and gas refining, chemical and petrochemical production, fossil and nuclear power generation and waste-to-energy industries through the combination of proprietary automation technology, a specialized equipment fleet and a specially trained labor force. The Company’s services are essential in maintaining and enhancing the efficiency, operability and profitability of customer plants by minimizing downtime and extending service life at a lower cost than replacement alternatives.

Aquilex Holdings LLC was formed in connection with the acquisition by affiliates of Harvest Partners on January 31, 2007 of Aquilex Corporation, which is the 100% owned subsidiary of Aquilex Holdings LLC through which the Company now conducts business. Aquilex Corporation’s business commenced in its current form in April 2002 when it acquired Welding Services Inc. (WSI) and its European subsidiary, Aquilex Welding Services B.V.(AWS). WSI was formed in 1978 and has provided specialty welding, repair and overhaul services since its inception in a wide range of heavy industries including power generation (fossil-fueled and nuclear), waste-to-energy, chemical and refinery, and pulp and paper. WSI’s business is now part of the Specialty Welding, Repair, and Overhaul (SRO) segment, to which the Company added the business of Southeastern Mechanical Services, Inc. (SMS) and SMS Global Inc. (SMS Global) in July 2007. SMS had provided SRO services since its inception in 1982.

On December 15, 2008, Predecessor 2 was acquired from Harvest Partners by affiliates of the Ontario Teachers’ Pension Plan Board (OTPPB), an acquisition the Company refers to as the “Teachers Acquisition.” See footnote 3.

Aquilex Corporation, as it existed prior to the acquisition by Harvest Partners on January 31, 2007 is referred to as Predecessor 1. Aquilex Holdings LLC, for the period from January 31, 2007 until December 14, 2008 (the day before the Teachers Acquisition), is referred to as Predecessor 2. Aquilex Holdings LLC, for the period from and after December 15, 2008 is referred to as the Successor.

In June 2007, the Company acquired HydroChem Holding Inc. (HydroChem), which established our Industrial Cleaning (IC) segment. HydroChem was formed in 1993 and had comprised the IC businesses of Hydro Environmental Services Limited Partnership and Brown & Root Industrial Services, Inc., as well as the Dowell Industrial Services division of Dowell Schlumberger Inc.

The Company reports operating results in two reportable segments: Specialty Welding, Repair and Overhaul (SRO) and Industrial Cleaning (IC).

SPECIALTY WELDING, REPAIR AND OVERHAUL (SRO)

SRO provides specialized welding overlay and repair services for industrial applications of erosion and corrosion protection services, repair technology services, and shop services.

INDUSTRIAL CLEANING (IC)

IC provides industrial cleaning services to a wide range of processing industries, including petrochemical, oil refining, electric utilities and pulp and paper.

ORGANIZATION

The Company is a Limited Liability Company, which is 100% owned by Aquilex Acquisition Sub III, LLC. As a 100% owned LLC, the Company is disregarded as an entity from its owner for Federal and most state income tax purposes.

Amounts in thousands

Aquilex Acquisition Sub III, LLC has elected to be taxed as a C-corporation for income tax purposes. As such, income taxes have been provided for the Company in accordance with SAB Topic 1B’s “carve out” accounting. In addition, income taxes have been provided for certain corporate subsidiaries of the company under the separate return method for allocating consolidated income tax expense.

EFFECT OF ADOPTION OF STAFF ACCOUNTING BULLETIN NO. 108 (SAB 108)

The Company adopted SAB 108 on January 1, 2009. There was no impact to the consolidated financial statements as a result of this adoption.

2.	Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its 100%-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences could be material. On an ongoing basis, estimates are reviewed based on information that is currently available.

Reclassifications

The Company has reclassified certain amounts in the prior-period financial statements to conform to the current period’s presentation. Gain on sale assets of $455 was reclassified from Other, net into the selling, general, and administrative category for the period January 31, 2007 to December 31, 2007. Depreciation expense of $397, $4,430, $4,891, and $239 were reclassified from the selling, general, and administrative category into the cost of revenue category for the periods January 1, 2007 to January 30, 2007, January 31, 2007 to December 31, 2007, January 1, 2008 to December 14, 2008, and December 15, 2008 to December 31, 2008, and the year ended December 31, 2009, respectively. Interest expense of $984 was reclassified from Interest expense, net into the Interest expense, related party category for the period December 15, 2008 to December 31, 2008. Loss on extinguishment of debt of $5,107 and 7,362 were reclassified from the Interest expense category into the Interest expense, related party category for the periods January 31, 2007 to December 31, 2007 and January 1, 2008 to December 14, 2008, respectively.

Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments with initial maturities of three months or less. The Company’s cash equivalents consist primarily of overnight commercial bank and money market deposits. The carrying amounts reported in the balance sheet approximate fair value.

Restricted Cash

Restricted cash represents amounts held in restricted accounts supporting arrangements on certain customer contracts as well as for collateral under certain bonding and bank arrangements. Included in long-term other assets at December 31, 2009 and December 31, 2008 is $2,459 and $2,070, respectively, of restricted cash balances.

Amounts in thousands

Accounts Receivable

Accounts receivable represent amounts currently due from customers, but not yet collected. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The allowance consists of specifically reserved against receivables with an additional reserve, based on historical write-off experience and current economic conditions. The Company reviews its allowance for doubtful accounts monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and are deemed by management probable of being uncollectible.

Inventories

Inventories are valued at the lower of cost or market using the average cost method. Costs included in inventories primarily consist of welding wire and related materials used in production or delivery of services for the SRO segment and chemicals and parts used in the ordinary course of business for the IC segment.

Contract Related Assets and Liabilities

Costs and estimated earnings in excess of billings on uncompleted contracts in the accompanying consolidated balance sheets represent unbilled amounts earned and reimbursable under contracts in progress. Such costs include all direct costs and overhead allocation. These amounts become billable according to the contract terms, which usually consider the passage of time, achievement of milestones or completion of the project.

Billings in excess of costs and estimated earnings on uncompleted contracts in the accompanying consolidated balance sheets represent advanced billings to clients on contracts in advance of work performed.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, and depreciation is computed using the straight-line method, net of estimated salvage values, over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the estimated useful life of the asset. Estimated useful lives are as follows:

Useful Life (years)
Buildings	39
Leasehold improvements	5 - 10
Furniture, fixtures and equipment	3 - 8
Machinery and equipment	3 - 10
Vehicles	1 - 5

Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments that extend the useful lives of existing equipment are capitalized and depreciated. Upon retirement or disposition of property, plant and equipment, the cost and related accumulated depreciation are removed from the Company’s accounts and any resulting gain or loss is recognized in the consolidated statement of operations.

Financial Instruments

Derivative financial instruments, including interest rate swaps and interest rate caps, may be used within the normal course of business principally to manage the interest rate risk resulting from variable interest payments on floating rate debt. The Company does not hold or issue derivative financial instruments for trading purposes. Additionally, the Company has not elected hedge accounting treatment for the derivatives.

Amounts in thousands

Fair Value of Financial Instruments

Fair value is defined under ASC 820-10 (SFAS No. 157), Fair Value Measurements, as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. ASC 820-10 (SFAS No. 157) also establishes a three-level hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability on the measurement date. The three levels are defined as follows:

Level 1—inputs to the valuation methodology are quoted prices (unadjusted) for an identical asset or liability in an active market.

Level 2—inputs to the valuation methodology include quoted prices for a similar asset or liability in an active market or model-derived valuations in which all significant inputs are observable for substantially the full term of the asset or liability.

Level 3—inputs to the valuation methodology are unobservable and significant to the fair value measurement of the asset or liability.

As of December 31, 2009, the Company had $11,252 of cash and cash equivalents. Cash and cash equivalents consist of bank deposits and money market funds and are measured at fair value on a recurring basis. The Company utilized Level 1 inputs, as defined in the fair value hierachy, to determine the fair value of cash and cash equivalents.

As of December 31, 2009, the Company had interest rate cap agreements which mitigate the Company’s exposure to variability in cash flows for interest payments on $146,663 of variable rate debt. These agreements are required to be measured at fair value on a recurring basis. The fair value of these interest rate caps is primarily based on the LIBOR index. The Company utilized Level 1 inputs, as defined in the fair value hierarchy, for the fair value measurement of these interest rate cap agreements. As of December 31, 2009, the fair value of these interest rate caps was an asset of $42. There were no outstanding interest rate caps at December 31, 2008.

As of December 31, 2009, the Company had $280,831 and $359,779 of intangible assets and goodwill, respectively. These are measured at fair value on a non-recurring basis. The Company utilized Level 2 inputs, as defined in the fair value hierarchy, for the fair value measurement of these assets.

The Company valued the following based as indicated by the specific level below:

	Level 1	Level 2	Level 3	Total
Derivatives	$42	$—	$—	$42
Intangible assets	—	280,831	—	280,831
Goodwill	—	359,779	—	359,779

Deferred Financing Costs and Original Issue Discount

Deferred financing costs are amortized over the life of the related debt using the effective interest method.

Original Issue Discount (OID) is amortized to the carrying value of the debt on the balance sheet and charged to interest expense over the life of the related debt using the effective interest method. OID is the discount from par value at the time that a bond or other debt instrument is issued. The discount represents the difference between the stated redemption price at maturity and the issue price of the debt instrument.

Amounts in thousands

Goodwill and Other Intangible Assets

Goodwill is the excess of cost over the fair value of net identifiable tangible and intangible assets of acquired businesses. Indefinite lived intangibles include trade names. In accordance with ASC 350 (SFAS No. 142), Accounting for Goodwill and Other Intangible Assets, goodwill and intangible assets with indefinite useful lives are not amortized but are reviewed annually or more frequently whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. ASC 350 (SFAS 142) prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase, if necessary, measures the impairment.

The Company performs the annual impairment testing for goodwill and indefinite lives intangible assets on November 30. The Predecessor Companies 1 and 2 performed their annual impairment test date on December 31. The Company will test for impairment between annual test dates if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Goodwill is included in multiple reporting units and is tested for impairment at the reporting unit level.

In the period ended September 30, 2009, the Company reorganized its reporting units from three reporting units to two reporting units as a result of the combination of two business units into one business unit, the SRO group. As a result of the reorganization of the reporting units, the Company performed a goodwill impairment test on the three reporting units to determine if any impairment charge should be recorded prior to the merger of two of the reporting units. The Company determines the fair value of a reporting unit using a discounted cash flow (DCF) analysis. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, perpetual growth rates and the amount and timing of expected future cash flows. The cash flows employed in the DCF analyses are based on the company’s most recent budget and, for the years beyond the budget, the Company’s estimates, which are based on assumed growth rates. The discount rates used in the DCF analysis are intended to reflect the risks inherent in the future cash flows of the respective reporting units. In addition, the Company utilized a market-based approach evaluating comparable company public trading values in order to validate that the fair value derived from the discounted cash flow analysis was comparable to its market peers.

There was an indication of impairment in one reporting unit, and accordingly, the second step was performed for the reporting unit. Based on the result of the second step, the Company recorded a $41.3 million non-cash goodwill impairment charge in the third quarter of 2009 which is reflected in new SRO reporting unit.

In addition, it was also determined that the indefinite lived trade name intangible asset in the reporting unit was also impaired, and the Company recorded a $2.8 million non-cash intangible asset impairment charge in the third quarter of 2009.

The Company determined that there was no impairment for either goodwill or indefinite-lived intangible assets at November 30, 2009.

Intangible assets, other than those with indefinite lives and goodwill, are being amortized over the period in which the economic benefits of the intangible assets are consumed or otherwise used up. Intangible asset useful lives are as follows:

Useful Life (Years)
Customer relationships	15
Technology	5 - 10
Non-compete agreements	2

Warrants

In connection with the Harvest acquisition on January 31, 2007, the Company issued warrants in conjunction with the $41,241 payment in kind term loan facility. The warrants qualified as equity instruments and as a result, were classified in accordance with ASC 470-20-25-2 as paid-in capital and additional debt discount wherein a portion of the proceeds received for debt issued with detachable warrants to purchase stock is attributable to warrants. The debt discount is amortizable over the period of the debt. As a result of the Teachers’ transaction in 2008, $348 was charged to expense in the period ended December 14, 2008 to write off the balance of the unamortized debt discount.

Amounts in thousands

Revenue Recognition

The Company evaluates the circumstances of each contract to determine the appropriate application of revenue recognition methods.

SRO Segment

The SRO construction services contracts as well as the short term firm price contracts are primarily accounted for by the completed contract method as these contracts set forth the scope of services, provide a detailed work plan and timetable. Additionally, these fixed-price contracts generally include automatic pricing adjustments to account for changes in the price of weld wire, the primary input material the Company uses in carrying out projects. In such cases, revenue is recognized at the completion of the job, when shipped, accepted by the customer, title and risk of loss have transferred to the customer and collectibility is reasonably assured.

Certain other SRO contracts are accounted for by the percentage of completion method. This method is used where there are reliable estimates of revenue and cost, the contract specifies terms and conditions, and both the purchaser and the Company have the ability and expectation to perform all the contractual duties. In this regard, the SRO segment uses two methods for determining the percent complete.

The output method involves the use of contract milestones which are specifically outlined in the contacts and reflect a reasonable estimate of progress on the project. Once the specific milestone is met, a percentage of revenue is recognized based on the cost incurred of the milestone and the estimated margin of the project. These milestones have clearly defined, recognized, and separable value and cost that reasonably reflect the progress of a long-cycle contract across multiple accounting periods. In some contracts, both specific billing and completion milestones are present. Sometimes, these are the same. However, the Company does have contracts where the billing milestone is set to have cash in advance of the revenue. In such circumstance, billing in excess of cost is recognized as a liability.

Alternatively, under the input method, the use of hours and cost incurred are used to determine the percentage of completion. The input method is primarily used on time and materials contracts. Under the input method, revenue is recognized based upon hours and cost to date at the estimated margin of the job. Due to the nature of these jobs, actual invoicing is completed after the revenue event occurs and therefore a cost in excess of billing is recorded at month end.

At December 31, 2009 and 2008, the SRO segment did not have any contracts for which a loss was anticipated.

These methods for determining the percent complete are applied consistently among all of the SRO segment contracts having similar characteristics.

IC Segment

Revenues are recognized at the estimated recoverable amounts as services are provided. The industrial cleaning segment derives its revenues from services under time and materials and fixed-price contracts.

Revenues from time and material contracts are recognized as services are performed and efforts are expended. Alternatively, revenues from fixed price contracts are recognized over the contractual period in a ratable manner due to the consistent performance of services from period to period. Any losses on these contracts are recognized in the period during which they are estimable. At December 31, 2009 and 2008, the IC segment did not have any contracts for which a loss is anticipated.

Amounts in thousands

Warranty Liabilities

The Company warrants labor and equipment for repair and construction of its product and services for periods ranging from one to ten years following their sale. In general, 80 percent of warranties offered are in the one to two year range and less than one percent is in the five to ten year range. A provision for estimated warranty costs is recorded in the period in which the work is completed. The methodology used to calculate the provision takes an average of expected warranty claims, which is then multiplied by an average expected cost per claim. Management believes that the warranty reserve is appropriate; however, actual claims incurred could differ from the original estimates for specially identified items, requiring adjustments to the reserve. Warranties are not sold separately from products or services.

In Europe, in addition to a warranty, the Company offers an inspection service in connection with the warranty. Such inspections are carried out during the warranty period and costs related to the inspection are recorded in cost of goods sold. The methodology used to estimate a provision for estimated inspection costs is the same as that used for warranty costs. A provision for inspection costs is reported at the end of each reporting period.

At December 31, 2009 and December 31, 2008, $554 and $798, respectively, are recorded in accrued liabilities in the consolidated balance sheet for warranty liabilities.

Insurance Reserves

The Company’s property and casualty, general liability and workers’ compensation insurance reserves are based upon management’s assumptions and estimates regarding the probable outcome of the claims. The Company estimates its exposure for individual claims and then makes percentage adjustments for possible increases based on historical data reflecting the type and age of the claim. From time to time the Company obtains an actuarial estimate of its property and casualty and workers’ compensation liability. Should the outcome differ from management’s assumptions and estimates or should the insurance carriers become insolvent and unable to cover claims in excess of the Company’s deductible, revisions to the estimated reserves for property and casualty insurance would be required. The Company’s group health insurance reserves consist of estimated claims incurred but not reported at the balance sheet date and are based upon historical payment trends.

At December 31, 2009 and December 31, 2008, $7,223 and $10,600, respectively, are recorded in accrued liabilities in the consolidated balance sheet for insurance reserves.

Advertising Expense

Advertising expenses are expensed as incurred. These expenses primarily include print advertising in trade publications. For the periods January 1, 2007 to January 30, 2007, January 31, 2007 to December 31, 2007, January 1, 2008 to December 14, 2008, December 15, 2008 to December 31, 2008, and the year ended December 31, 2009, the Company recognized expense of $3, $72, $92, $4 and $42 respectively.

Research and Development Expenses

Research and development expenses for new products are expensed as they are incurred. These expenses include grants for research to third parties, consultant and outside services fees, salaries and benefits, insurance, plant maintenance and operating supplies, equipment rental fees, meeting expenses, telephone charges, office lease expense, taxes, travel and postage expenses, legal fees and manufacturing expense allocation charges. For the periods January 1, 2007 to January 30, 2007, January 31, 2007 to December 31, 2007, January 1, 2008 to December 14, 2008, December 15, 2008 to December 31, 2008 and the year ended December 31, 2009, the Company recognized expense of $180, $1,690, $789, $1, and $862 respectively.

Foreign Currency Translation and Transaction Gains/(Losses)

Assets and liabilities of our non-U.S. subsidiaries, whose functional currency is the local currency, are translated at period-end exchange rates. Income and expense items are translated at the average rates of exchange prevailing during the period. The adjustments resulting from translating the financial statements of our foreign subsidiaries are included in Accumulated other comprehensive income, a component of Member’s Equity. Foreign currency transaction gains and losses are reported in results of operations. Translation adjustments included in other comprehensive income for the periods January 1, 2007 to January 30, 2007, January 31, 2007 to December 31, 2007, January 1, 2008 to December 14, 2008, December, 15, 2008 to December 31, 2008, and the year ended December 31, 2009 were ($39), $2,481, ($1,755), $17, and ($512), respectively. Net gains and losses from foreign currency transactions included in earnings for the periods January 1, 2007 to January 30, 2007, January 31, 2007 to December 31, 2007, January 1, 2008 to December 14, 2008, December 15, 2008 to December 31, 2008, and the year ended December 31, 2009 were ($10), $347, $1,010, $0, and $28 respectively and are included in Other, net in the consolidated statements of operations and other comprehensive income.

Member’s Capital, Predecessor 2

In conjunction with the Harvest Partners acquisition on January 31, 2007, the Predecessor Company was capitalized with several classes of limited liability company interests:

Preferred Units – Capital Interest

On January 31, 2007, the Company was capitalized with 8,085,938 units of $10 par value preferred units (capital interest). In connection with the HydroChem Holdings LLC acquisition, the Company issued an additional 9,182,942 units. All of this equity was acquired in the Teachers’ acquisition.

Common Units – Capital Interest

On January 31, 2007, the Company was capitalized with 812,501 units of $1 par value common units (capital interest). In connection with the HydroChem Holdings LLC acquisition, the Company issued an additional 927,570 units. All of this equity was acquired in the Teachers’ acquisition.

On January 31, 2007, the Company was capitalized with 309,150 of $10 par value preferred units purchased by management. In connection with the HydroChem Holdings, LLC acquisition, management purchased an additional 222,057 units. In connection with the SMS acquisition, management purchased an additional 415,800 units. All of these units were acquired in connection with the Teachers’ acquisition.

Common Units – Priority Profit Interests

On January 31, 2007, the Company was capitalized with 35,500 units of $1 par value common units (priority profit interest) purchased by management. In connection with the HydroChem Holdings LLC acquisition, management purchased an additional 22,430 units. In connection with the SMS acquisition management purchased an additional 42,000 units. Compensation expense was recognized on the difference between the fair value and the amount paid by management over the vesting period. All of these units were acquired in connection with the Teachers’ acquisition.

Member’s Capital, Successor

In conjunction with the Teachers’ Acquisition on December 15, 2008, the Successor Company was capitalized with 397,429,500 units of $1 common interest membership units. The Company is a 100% owned subsidiary of Aquilex Acquisition Sub III LLC, an affiliate of Teachers’.

Stock Based Compensation, Predecessor 2

Common Units – Performance Based Incentive Profits Interest

At inception on January 31, 2007, the Company issued 24,366 of such membership incentive units. Additionally, on June 8, 2007 and July 24, 2007, the Company issued 19,950 and 2,214 units, respectively. All of these units were redeemed in the Teachers’ acquisition.

Amounts in thousands

Common Units – Time Based Incentive Profits Interests

At inception on January 31, 2007, the Company issued 24,366 of such membership incentive units. Additionally, on June 8, 2007 and July 24, 2007, the Company issued 19,950 and 2,214 units, respectively. All of these units were redeemed in the Teachers’ acquisition.

Stock Based Compensation, Successor

As consideration to perform services to the Company, certain members of management were granted Time Vested Profit Interests and Performance Vested Profits Interests in Aquilex Holdco LP (Holdco LP). Holdco LP is the limited partner in Acquisition Sub III, LLC.

Time Vested Profits Interests.

Time Vested Profits Interests units vest in equal installments on the first, second, third, fourth and fifth anniversaries of the date upon which such Time Vested Profits Interests were granted, subject to the employee remaining continuously actively employed with the Company or any of its Subsidiaries through the applicable vesting date. Upon an employee ceasing to be employed by the Company or any of its Subsidiaries for any reason prior to an applicable vesting date, any unvested Time Vested Profits Interests shall be automatically terminated and forfeited without compensation. All unvested Time Vested Profits Interests that remain outstanding and eligible for vesting will vest immediately upon (1) a Change in Control or (2) an IPO in which OTPPB sells at least 25% of its then-existing equity holdings in the Company. Compensation expense on Time Vested Profit interests is recorded over the five year vesting period.

Awards held by some members of management have put features that require, upon the fifth anniversary of the grant date, the fair market value of the Company will be calculated. If based upon this calculation it is determined that Teachers’ would have achieved a compounded internal rate of return of 20% on their investment (Performance Condition), as if there was a liquidity event, the put feature may be exercised. This calculation would utilize a business enterprise valuation. If Performance Condition is not satisfied, the above calculation will continue to be performed on each successive anniversary of the transaction for the next 5 years until such time that it is satisfied. Within 60 days of the achievement of Performance Condition above on the fifth (or later) anniversary of the grant date, the holder may put all vested units to the Company using the fair market value that was used to calculate Performance Condition.

During the year ended December 31, 2008, 8,721 Time Vesting units and 11,150 Time Vesting units with put options were awarded. At December 31, 2008, there were 8,721 Time Vesting units outstanding and 11,150 Time Vesting units with put options outstanding. During the year ended December 31, 2009, 2,766 Time Vesting units were awarded and 1,766 Time Vesting units were forfeited. At December 31, 2009, there were 9,721 Time Vesting units outstanding and 11,150 Time Vesting units with put options outstanding. At December 31, 2009, there were 1,208 units available for future awards. A portion of the Time Vesting units with put options are required to be reported as a liability as they are amortized over the vesting period.

The Company estimates the fair value of management equity awards using the Black-Scholes valuation model. Key input assumptions applied under the Black-Scholes option pricing model for the 2009 and 2008 units are noted below:

	December 31, 2009	December 31, 2008
Expected life (in years)	6	6
Risk-free interest rate	2.81%	2.50%
Expected volatility	63.00%	62.10%
Expected dividend yield	None	None

Amounts in thousands

The expected life of options represents the weighted average period of time that the equity awards are expected to be outstanding giving consideration to vesting schedules and an analysis of holding periods for previously realized investments and current owned investments. The risk-free interest rate is based on pricing and yields on U.S. Treasury Strip securities for the expected term. Expected volatility is based on an analysis of the weekly and monthly historical, and the observed implied, volatility of a set of guideline companies.

	Vested at December 31, 2008	Unvested at December 31, 2008	Total	Weighted-Average Grant-Date Fair Value
Time Vesting units	—	8,721	8,721	$0.36
Time Vesting units with put options	—	11,150	11,150	$0.37
Performance Vesting units	—	19,871	19,871	$0.06

	Vested at December 31, 2009	Unvested at December 31, 2009	Total	Weighted-Average Grant-Date Fair Value
Time Vesting units	1,391	8,330	9,721	$0.36
Time Vesting units with put options	2,230	8,920	11,150	$0.37
Performance Vesting units	—	20,621	20,621	$0.04

Performance Vested Profits Interests.

The Performance Vested Profits Interests units only vest if there is a liquidity event where certain performance thresholds are achieved. Holders of these awards must be an employee as of the date of any qualifying liquidity event. All Performance Vested Profits Interests are forfeited in the event a holder leaves the Company. During the year ended December 31, 2008, 19,871 Performance Vesting units were awarded. At December 31, 2008, there were 19,871 Performance Vesting units outstanding. During the year ended December 31, 2009, 2,516 Performance Vesting units were awarded and 1,766 Performance Vesting units were forfeited. At December 31, 2009, there were 20,621 outstanding Performance Vested Profits Interests units and an additional 1,458 units available for future awards. The Company will not recognize any compensation expense on these awards until a liquidity event is deemed probable. The Company does not deem a liquidity event probable until it occurs.

Income Taxes

The Company is a Limited Liability Company (LLC) and as such, members of an LLC are not personally liable for any debt, liability or obligation of the Company. However, the Company’s operations consist of both an LLC, which is not taxed as a separate entity, and certain corporate subsidiaries, which are subject to taxation under the provisions of the Internal Revenue Code.

In June 2006, the FASB issued ASC 740-10 (FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes). ASC 740-10 is an guidance of FASB Statement No. 109, Accounting for Income Taxes, and it seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. In addition, ASC 740-10 requires expanded disclosure with respect to the uncertainty in income taxes. As a result of the prior adoption of ASC 740-10, the Company recorded reserves and interest for the uncertain outcome of certain tax positions. The company elects to include any future penalties and interest related to uncertain tax positions in income tax expense.

The Company has determined that they have no material increases or decreases in the liability for unrecognized tax benefits as of December 31, 2009.

Amounts in thousands

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of accounts receivable and cash deposits. The Company maintains cash balances at financial institutions, which may at times be in excess of federally insured levels. The Company has not incurred nor does it expect any losses related to the cash deposits to date.

The Company grants credit, generally without collateral, to its customers, which include electric power and gas companies, and other heavy industries located primarily in the United States, Europe, Canada, and South America. Consequently, the Company is subject to potential credit risk related to changes in business and economic factors throughout such countries. However, the Company generally is entitled to payment for work performed and has certain lien rights on that work.

Management believes the Company’s credit risk in its portfolio of accounts receivable is adequately reserved. Receivables with any one particular customer could be material at a point in time and if a bankruptcy occurred with one of these customers, the loss could be material. Management believes timely collection of trade receivables minimizes associated credit risk. On a periodic basis, management evaluates the creditworthiness of the Company’s customers and monitors accounts receivable, but typically does not require collateral.

New Accounting Pronouncements

On July 1, 2009, the Financial Accounting Standards Board (FASB) officially launched the FASB Accounting Standards Codification (Codification), which has become the single official source of authoritative, nongovernmental, U.S. GAAP, in addition to guidance issued by the Securities and Exchange Commission. The Codification is designed to simplify United States (U.S.) GAAP into a single, topically ordered structure. All guidance contained in the Codification carries an equal level of authority. The Codification is effective for all interim and annual periods ending after September 15, 2009. Accordingly, the Company refers to Codification in respect to the appropriate accounting standards throughout this document as “ASC.” Implementation of the Codification did not have any impact on the Company’s consolidated financial statements.

ASC 350-30-35 (FSP No. FAS 142-3)

ASC 350-30-35 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of this update is to improve the consistency between the useful life of a recognized intangible asset under ASC 350-30 (SFAS No. 142), the period of expected cash flows used to measure the fair value of the asset under ASC 350-30 (SFAS No. 142) and other U.S. generally accepted accounting principles. This update is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. The Company’s adoption of this guidance effective January 1, 2009 did not have a material effect on the Company’s consolidated financial statements.

ASC 820-10 (FSP No. FAS 157-1)

In February 2008, the FASB issued FSP FAS No. 157-1 “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13”), ASC 820-10 which removes certain leasing transactions from the scope of ASC 820 (SFAS No. 157) and ASC 820-10 (FSP No. SFAS 157-2) and also defers the effective date of ASC 820 (SFAS No. 157) for one year for certain nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. Beginning January 1, 2009, the Company adopted the provisions for nonfinancial assets and nonfinancial liabilities that are not required or permitted to be measured at fair value on a recurring basis, which include those measured at fair value in goodwill impairment testing, indefinite-lived intangible assets measured at fair value for impairment assessment, nonfinancial long-lived assets measured at fair value for impairment assessment, asset retirement obligations initially measured at fair value, and those initially measured at fair value in a business combination. The Company’s adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

Amounts in thousands

ASC 805-20-25 (FSP No. SFAS 141(R)-1)

In December 2007, the FASB released the guidance under ASC 805-20 (SFAS 141(R) “Business Combinations”). This standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which are business combinations in the year ending December 31, 2009 for the Company. Early adoption is prohibited. This standard establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest and the goodwill acquired. Additionally, transaction costs that are currently capitalized under current accounting guidance will be required to be expensed as incurred under ASC 805. This standard also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination.

In April 2009, the FASB issued the guidance under ASC 805-20 (FSP SFAS No. 141(R)-1 “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”). This update applies to all assets acquired and all liabilities assumed in a business combination that arise from contingencies. The update states that the acquirer will recognize such an asset or liability if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If it cannot be determined during the measurement period, then the asset or liability should be recognized at the acquisition date if the following criteria, consistent with ASC 450 (FAS No. 5 “Accounting for Contingencies”) are met: (1) information available before the end of the measurement period indicates that it is probable that an asset existed or that a liability had been incurred at the acquisition date, and (2) the amount of the asset or liability can be reasonably estimated. This update is effective on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted the provisions of ASC 805 for business combinations with an acquisition date on or after January 1, 2009.
ASC 855 (SFAS No. 165)

In May 2009, the FASB issued ASC 855 (SFAS No. 165 “Subsequent Events”). This guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The Company adopted SFAS No. 165 for the quarter ended June 30, 2009. Adoption did not have a material effect on the Company’s consolidated financial statements.

ASC 810 (SFAS No. 167)

In April 2009, the FASB issued ASC 810 (SFAS No. 167 “Amendments to FASB Interpretation No. 46(R)”). This standard requires a qualitative approach to identifying a controlling financial interest in a variable interest entity (VIE), and requires ongoing assessment of whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. ASC 810 (SFAS No. 167) is effective for annual reporting periods beginning after November 15, 2009. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

ASC 815-10 (SFAS No. 161)

In March 2008, the FASB issued ASC 815 (SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133”). This standard requires enhanced disclosures about an entity’s derivative and hedging activities to improve the transparency of financial reporting. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company has adopted ASC 815-10, which has increased current disclosures but did not have an impact on the Company’s financial position and results of operations.

Accounting Standards Update (ASU) 2009-13, Revenue Recognition (Topic 605)

In October 2009, the FASB issued amendments to existing standards for revenue arrangements with multiple components. The amendments generally require the allocation of consideration to separate components based on the relative selling price of each component in a revenue arrangement. The amendments are effective prospectively for revenue arrangements entered into or materially modified after January 1, 2011. The Company is currently evaluating the impact on our financial position and results of operations.

Amounts in thousands

3.	Business Combinations

Acquisitions

Acquisition of Predecessor 1 Company – Aquilex Corp.

Aquilex Holdings LLC, the Predecessor 2 company, was formed in December 2006 for the purpose of acquiring the Predecessor 1 company (Aquilex Corp.). The acquisition was a stock purchase agreement entered into in December 2006 and in accordance with the agreement, Predecessor 2 company acquired the Predecessor 1 company and its subsidiaries on January 31, 2007. The total adjusted acquisition price as of the closing date was $195,842. The acquisition total includes $7,320 of transactions fees and expenses. The acquisition was financed with approximately $69,622 of term debt, $39,420 of senior subordinated debt borrowings, $72,500 of owner equity, management contributions of $3,550, Harvest co-investor equity contribution of $8,750 and $2,000 of revolver debt.

The acquisition was accounted for as a purchase in accordance with SFAS No. 141, Business Combinations. Accordingly, the Company has allocated the purchase price of the predecessor company based upon the fair values of the net assets acquired and liabilities assumed.

The following table summarizes the allocation of the purchase price to the assets acquired and liabilities assumed:

Accounts receivable	$17,196
Inventory	9,222
Cost in excess of billings	3,143
Income tax receivable	6,659
Current deferred tax asset	2,323
Prepaid and other current assets	1,010
Fixed assets	27,260
Other intangibles	68,100
Other assets	4,349
Accounts payable and accrued liabilities	(20,860)
Billings in excess of cost	(2,897)
Noncurrent deferred income tax liability	(22,272)

93,233
Goodwill	95,686

Aggregate purchase price, net of cash acquired of $6,923	$188,919

For this respective entity, $84,620 of the acquired Goodwill is deductible for tax purposes.

The Company separately identified technology, software, customer relationships and trade names as the acquired identifiable intangible assets. As of the date of acquisition, these assets were valued as follows:

Technology	$6,600
Software	100
Customer relationships	53,900
Trade names	7,500

$68,100

In connection with the acquisition of the Predecessor 1 company, the Company capitalized financing costs of $3,458.

Amounts in thousands

HydroChem Holdings, Inc.

On June 8, 2007, the Predecessor 2, through its 100% owned subsidiary HydroChem Acquisition II, Inc. (Acquisition II), purchased (the Acquisition) 100% of the outstanding common stock of HydroChem Holding, Inc. (Old Holding), for cash consideration of approximately $171,600, subject to customary purchase price adjustments.

Immediately following the acquisition, HydroChem Industrial Services, Inc. merged with Old Holding, with HydroChem Industrial Services, Inc. as the surviving entity. HydroChem Industrial Services, Inc. then immediately merged with Acquisition II, with HydroChem Industrial as the surviving entity. HydroChem Industrial’s parent, HydroChem Acquisition I, Inc. a 100% owned subsidiary of Aquilex Holdings, was renamed HydroChem Holding, Inc. (HydroChem).

Cash consideration was used to pay $134.3 million in acquisition consideration to HydroChem’s former shareholders, $8.7 million in transaction costs and to settle $28.6 million of HydroChem’s then existing indebtedness.

The acquisition was accounted for as a purchase in accordance with the former business combination rules prior to ASC 805-20 (SFAS 141(R) “Business Combinations”). Accordingly, the Company has allocated the purchase price of the predecessor company based upon the fair values of the net assets acquired and liabilities assumed.

The following table summarizes the allocation of the purchase price to the assets acquired and liabilities assumed:

Current assets	$62,896
Fixed assets	78,085
Deferred financing costs	3,682
Other intangibles	59,802
Current liabilities	(38,825)
Deferred income tax liabilities, net	(27,807)
Debt	(151,612)

(13,779)
Goodwill	185,203

Aggregate purchase price, net of cash acquired of $151	$171,424

For this respective entity, $13,853 of the acquired Goodwill is deductible for tax purposes.

The Predecessor 2 separately identified technology, software, customer relationships and trade names as the acquired identifiable intangible assets. As of the date of acquisition, these assets were valued as follows:

Trade names	$18,490
Customer relationships	23,937
Noncompete agreements	12,200
Technology	5,175

$59,802

Southeastern Mechanical Services, Inc.

In July 2007, Predecessor 2 acquired 100% of Southeastern Mechanical Services, Inc. (SMS Inc.), a company that also provides welding overlay and repair services. The aggregate consideration paid including transaction costs and fees of $610 was approximately $40,597, net of cash acquired. The acquisition was financed with approximately $37,037 of term debt, $791 of revolver debt, and $2,769 of owner equity. Predecessor 2 capitalized financing costs of $739.

The acquisition was an asset purchase accounted for in accordance with the former business combination rules prior to ASC 805-20 (SFAS 141(R) “Business Combinations”). Accordingly, Predecessor 2 allocated the purchase price of SMS Inc. based upon the fair values of the net assets acquired and liabilities assumed.

Amounts in thousands

The following table summarizes the allocation of the purchase price to the assets acquired and liabilities assumed:

Accounts receivable	$6,386
Inventory	567
Cost in excess of billings	2,306
Prepaid and other current assets	183
Fixed assets	2,739
Other intangibles	12,400
Accounts payable and accrued liabilities	(3,478)
Billings in excess of cost	(656)

20,447
Goodwill	20,150

Net assets acquired	$40,597

For this respective entity, $19,170 of the acquired Goodwill is deductible for tax purposes.

Predecessor 2 separately identified technology, software, customer relationships and trade names as the acquired identifiable intangible assets. As of the date of acquisition, these assets were valued as follows:

Technology	$300
Software	400
Customer relationships	9,600
Trade names	2,100

$12,400

SMS Global Inc.

Simultaneously with the 100% acquisition of SMS in July 2007, Predecessor 2 through its 100% owned subsidiary, Aquilex Welding Services B.V., a Netherlands private limited liability company, acquired SMS Global, Inc. (SMS Global), a Florida corporation and affiliate of SMS. This transaction was also accounted for under the purchase method of accounting in accordance with the former business combination rules prior to ASC 805-20 (SFAS 141(R) “Business Combinations”. SMS Global provides welding and repair services on an international basis. The aggregate consideration paid including transaction costs and fees of $161 was approximately $11,469. The acquisition was financed with approximately $9,816 of term debt, $209 of revolver debt, $1,431 of owner equity and the remainder of $13 in cash on hand.

The acquisition was an asset purchase accounted for in accordance with SFAS No. 141, Business Combinations. Accordingly, Predecessor 2 has allocated the purchase price of SMS Global based upon the fair values of the net assets acquired and liabilities assumed.

Amounts in thousands

The following table summarizes the allocation of the purchase price to the assets acquired and liabilities assumed:

Accounts receivable	$2,233
Inventory	1,678
Prepaid and other current assets	38
Fixed assets	460
Other intangibles	4,000
Accounts payable and accrued liabilities	(3,672)

4,737
Goodwill	5,816

Aggregate purchase price, net of cash acquired	$10,553

For this respective entity, the acquired Goodwill of $5,816 is deductible for tax purposes.

Predecessor 2 separately identified trade names as the acquired identifiable intangible assets. As of the date of acquisition, these assets were valued as $4,000.

The results of the acquired entities, HydroChem, SMS Inc., and SMS Global, are included in the Company’s consolidated financial statements since the acquisition date.

Predecessor 2 paid a premium over the fair value of the net tangible and intangible assets acquired for these entities for a number of reasons, including but not limited to the following:

•	The acquired entities fill in the Predecessor 2’s footprint in other geographic regions;

•	The acquired entities add depth to Predecessor 2’s position in existing markets; and

•	The acquired entities give Predecessor 2 added size and scale to compete more effectively in the industry and to procure more significant cost economies from vendors.

Acquisition of Predecessor 2 Company – Aquilex Holdings LLC

On October 4, 2008, Aquilex Acquisition SUB III, LLC, an affiliate of the Ontario Teachers’ Pension Plan Board, entered into a unit purchase agreement to acquire all outstanding capital stock of Aquilex Holdings LLC (Predecessor 2). The acquisition was completed on December 15, 2008. The total adjusted acquisition price as of the closing date was $760,310. The acquisition total includes $11,148 of transactions fees and expenses. The acquisition was financed with approximately $7,700 of revolver debt, $218,426 of term debt, $147,852 of mezzanine debt, and $391,874 of owner equity and management contributions of $5,555.

The acquisition was accounted for as a purchase in accordance with the former business combination rules prior to ASC 805-20 (SFAS 141(R) “Business Combinations”). Accordingly, the Company has allocated the purchase price of the predecessor company based upon the fair values of the net assets acquired and liabilities assumed.

Amounts in thousands

The following table summarizes the preliminary allocation of the purchase price to the assets acquired and liabilities assumed:

Accounts receivable	$115,593
Inventory	15,788
Cost in excess of billings	3,493
Current deferred tax asset	6,120
Income tax receivable, net	11,635
Prepaid and other current assets	4,128
Fixed assets	90,030
Other intangibles	302,250
Other assets	5,540
Accounts payable and accrued liabilities	(91,026)
Billings in excess of costs	(4,062)
Noncurrent deferred income tax liability	(101,509)

357,980
Goodwill	392,007

Aggregate purchase price, net of cash acquired of $10,322	$749,987

In connection with the acquisition, the Company capitalized financing costs of $11,097.

For this respective entity, $101,023 of the acquired Goodwill is deductible for tax purposes.

The Company separately identified technology, software, customer relationships and trade names as the acquired identifiable intangible assets. As of the date of acquisition, these assets were valued as follows:

Customer relationships	$230,400
Trade names	47,500
Technology	24,200
Non-compete agreements	150

$302,250

Pro Forma Financial Information

The following supplemental table presents unaudited pro forma financial information for all the acquired entities presented as if the acquisitions occurred at the beginning of each of the periods presented. The respective adjustments for each period reflect the debt structure and intangible amortization resulting from the December 15, 2008 Teachers acquisition transaction.

	For the year ended December 31,
	2007	2008
Revenue	$556,883	$579,171
Net income	$(10,919)	$(7,919)

Additional purchase price consideration of $6,523 cash was paid to the sellers in 2009 as a result of the finalization of the post closing working capital adjustment, as required by the unit purchase agreement. In addition, in December 2009, Teachers and Harvest Partners executed an amendment to the Unit Purchase agreement pertaining to tax matters occurring on or before December 14, 2008. The amendment results in an adjustment to goodwill of $2,208.

Amounts in thousands

4.	Prepaid

Prepaid expenses consist of the following:

	December 31, 2009	December 31, 2008
Insurance	$1,184	$1,186
Licenses	557	249
Rent	227	198
Travel	230	271
Other	201	860

Total prepaid expenses	$2,399	$2,764

5.	Inventories

Inventories consist of the following:

	December 31, 2009	December 31, 2008
Chemical, parts, and supplies	$13,040	$16,092
Less: Reserve	(180)	(220)
Total inventories	$12,860	$15,872

6.	Property, Plant and Equipment

Property, plant and equipment consist of the following:

	Estimated Useful Lives	December 31, 2009	December 31, 2008
Land		$1,569	$1,569
Buildings	39 years	1,150	1,186
Improvements	5-10 years	1,680	1,375
Machinery and equipment	3-10 years	78,003	71,639
Furniture, fixtures and equipment	3-8 years	4,213	3,870
Vehicles	1-5 years	5,541	3,617
Construction in progress		12,638	7,691

		104,794	90,947
Less: Accumulated depreciation		(24,923)	(1,018)

Net property, plant and equipment		$79,871	$89,929

Depreciation expense for the periods January 1, 2007 to January 30, 2007, January 31, 2007 to December 31, 2007, January 1, 2008 to December 14, 2008, December 15, 2008 to December 31, 2008, and for the year ended December 31, 2009 was $506, $19,801, $27,385, $1,018, and $23,978, respectively.

Amounts in thousands

The evaluation of impairment under ASC 360-10 requires the assessment of the recoverability of these assets when events or changes in circumstances indicate that the carrying amount of the long-lived asset might not be recoverable. If impairment indicators exist, the Company determines whether the projected undiscounted cash flows, without regard to interest expense will be sufficient to cover the carrying value of such assets. This requires management to make significant judgments about the expected future cash flows of the asset group. The future cash flows are dependent on general and economic conditions and are subject to change.

The Company determined that there were no events or changes in circumstances at December 31, 2009 indicating that the carrying amount of the long-lived asset might not be recoverable.

7.	Goodwill and Other Intangible Assets

In the year ended December 31, 2009, the Company reorganized its reporting units from three reporting units to two reporting units as a result of the combination of two business units into one business unit, the SRO group. As a result of the reorganization of the reporting units, the Company performed a goodwill impairment test on the three reporting units to determine if any impairment charge should be recorded prior to the merger of two of the reporting units. The Company determines the fair value of a reporting unit using a discounted cash flow (DCF) analysis. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, perpetual growth rates and the amount and timing of expected future cash flows. The cash flows employed in the DCF analyses are based on the company’s most recent budget and, for the years beyond the budget, the Company’s estimates, which are based on assumed growth rates. The discount rates used in the DCF analysis are intended to reflect the risks inherent in the future cash flows of the respective reporting units. In addition, the Company utilized a market-based approach evaluating comparable company public trading values in order to validate that the fair value derived from the discounted cash flow analysis was comparable to its market peers.

There was an indication of impairment in one reporting unit, and accordingly, the second step was performed for the reporting unit. Based on the result of the second step, the Company recorded a $41.3 million non-cash goodwill impairment charge in the third quarter of 2009 which is reflected in new SRO reporting unit below.

	Assigned Goodwill	Impairment	Remaining Goodwill
SRO	$282,007	$(41,347)	$240,660
IC	118,731	—	118,731

Total	$400,738	$(41,347)	$359,391

In addition to the above, as a result of the testing, it was also determined that the indefinite lived trade name intangible asset in the reporting unit was also impaired, and the Company recorded a $2.8 million non-cash intangible asset impairment charge in the third quarter of 2009 as shown in the table below.

	Assigned Intangible Assets	Impairment	Remaining Intangible Assets
SRO	$220,650	$(2,800)	$217,850
IC	81,668	—	81,668

Total	$302,318	$(2,800)	$299,518

Aquilex Holdings LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

The changes in the carrying amounts of goodwill for the years ended December 31, 2009 and 2008 are as follows:

	SRO Segment		IC Segment		Total
	2009	2008	2009	2008	2009	2008
Balance as of January 1
Goodwill	$277,447	$123,876	$114,560	$185,203	$392,007	$309,079
Accumulated impairment losses	—	—	—	—	—	—

	277,447	123,876	114,560	185,203	392,007	309,079

Goodwill acquired during the year	4,560	277,447	4,171	114,560	8,731	392,007
Impairment losses	(41,347)	—	—	—	(41,347)	—
Goodwill related to sale of business	—	(123,876)	—	(185,203)	—	(309,079)

Balance as of December 31
Goodwill	282,007	277,447	118,731	114,560	400,738	392,007
Accumulated impairment losses	(41,347)	—	—	—	(41,347)	—

	$240,660	$277,447	$118,731	$114,560	$359,391	$392,007

Other intangible assets consist of the following:

	Estimated Useful Lives	December 31, 2009			December 31, 2008
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets
Customer relationships	15 years	$230,400	$(16,060)	$214,340	$230,400	$(700)	$229,700
Technology	5 -10 years	24,200	(2,548)	21,652	24,200	(110)	24,090
Non-compete agreements	2 years	150	(79)	71	150	(3)	147

		254,750	(18,687)	236,063	254,750	(813)	253,937

Nonamortized intangible assets
Trade name		44,768	—	44,768	47,500	—	47,500

Total identifiable intangible assets		$299,518	$(18,687)	$280,831	$302,250	$(813)	$301,437

Management considers the trade names to have indefinite useful lives and, accordingly, are not subject to amortization. The Company reached this conclusion principally due to the longevity of the Aquilex name and the associated subsidiary names, and because the Company considered renewal upon the legal limit of the trade name as perfunctory. The Company expects to maintain usage of the Aquilex and the associated subsidiary trade names on existing products and introduce new products in the future that will also display the trademark. Consequently, trade names qualify as an indefinite-lived asset in accordance with ASC 350.

Intangible assets are amortized over the period the economic use is consumed.

Amortization expense for the periods January 1, 2007 to January 30, 2007, January 31, 2007 to December 31, 2007, January 1, 2008 to December 14, 2008, December 15, 2008 to December 31, 2008, and for the year ended December 31, 2009 was $4, $10,826, $13,149, $813, and $17,874, respectively.

As of December 31, 2009, future amortization is as follows:

2010	$17,320
2011	17,158
2012	17,154
2013	17,153
2014 and thereafter	167,278

$236,063

Amounts in thousands

8.	Accrued Liabilities

Accrued liabilities consist of the following:

	December 31, 2009	December 31, 2008
Compensation and benefits	$9,373	$14,443
Job costs	13,548	14,460
Insurance	7,223	10,600
Tax receivable owed to former owners	8,517	6,737
State and foreign tax liabilities	1,730	799
Warranty reserve	554	798
Contingent liability for tax attribute	5,223	5,522
Other accrued expenses	2,035	5,121

Total accrued liabilities	$48,203	$58,480

Amounts in thousands

9.	Long-Term Debt

Long-term debt consists of the following:

	December 31, 2009	December 31, 2008

Senior term loan facility (A), interest payable quarterly for the prime based borrowing or based on the Libor loan period for the Libor based borrowings; the Company has the option to pay interest at either the prime base (base is the higher of prime plus 0.5%, 4%, or Libor plus 1%) plus 4.5% or LIBOR base (base is the higher of Libor or 3%) plus 5.5%, maturing on December 15, 2012. At December 31, 2009 and December 31, 2008, the interest rate was 8.5% and 8.5%, respectively.	$26,709	$41,000

Senior term loan facility (B), interest payable quarterly for the prime based borrowing or based on the Libor loan period for the Libor based borrowings; the Company has the option to pay interest at either the prime base (base is the higher of prime plus 0.5%, 4%, or Libor plus 1%) plus 5.35% or LIBOR base (base is the higher of Libor or 3%) plus 6.35%, maturing on December 15, 2013. At December 31, 2009 and December 31, 2008, the interest rate was 9.35% and 9.35%, respectively.	134,115	182,325

Senior term loan facility (C), interest payable quarterly for the prime based borrowing or based on the Libor loan period for the Libor based borrowings; the Company has the option to pay interest at either the prime base (base is the higher of prime plus 0.5%, 4%, or Libor plus 1%) plus 5.35% or LIBOR base (base is the higher of Libor or 3%) plus 6.35%, maturing on March 15, 2014. At December 31, 2009 and December 31, 2008, the interest rate was 9.35% and 9.35%, respectively.	14,919	20,000

Revolving loan facility, interest payable quarterly for the prime based borrowing or based on the Libor loan period for the Libor based borrowings; the Company has the option to pay interest at either the prime base (base is the higher of prime plus 0.5%, 4%, or Libor plus 1%) plus 4.0% or LIBOR base (base is the higher of Libor or 3%) plus 5.0%, maturing on December 15, 2013. At December 31, 2009 and December 31, 2008, the interest rate was 8.0% and 8.0%, respectively.	—	7,700

Senior notes held by related party - Payment-in-kind (PIK) term loan facility, interest at 15.5% unsecured (12.5% cash interest payable quarterly; 3% PIK interest payable quarterly which increases the principal amount of the note), maturing on December 15, 2014	—	152,616

Senior Notes held by external parties - Interest at 11 1/8% per annum, unsecured, payable semi- annually in cash in arrears, on June 15 and December 15 of each year, commencing on June 15, 2010. The notes mature on December 15, 2016.	225,000	—

Other	92	251

Total debt	400,835	403,892

Less: current portion	(6,595)	(6,595)

Less: original issue discount (OID)	(27,119)	(29,219)

Long-term debt, less current portion and OID	$367,121	$368,078

On December 15, 2008, the Company entered into the following credit facilities with Royal Bank of Canada (RBC): a) $50.0 million revolving credit facility (Revolving Facility) inclusive of a letter of credit sub-limit of up to $25,000, b) a $41.0 million term loan A facility, c) a $182.325 million term loan B facility, d) a $20.0 million term loan C facility, and e) a $152.616 million senior payment-in-kind (PIK) term loan facility with a related party. These borrowing were in conjunction with the acquisition of Predecessor 2, Aquilex Holdings LLC., and the related payoff of debt. The Senior term loan facilities (A), (B), (C) and the Revolver (jointly, the Senior Loans) are secured by substantially all of Aquilex Holdings LLC and Subsidiaries’ assets.

Amounts in thousands

All borrowing under our Senior Loans are subject to the satisfaction of customary conditions, including financial covenants including a fixed charge coverage ratio, an interest coverage ratio, and a total leverage ratio. In addition, the Company is required to comply with various other covenants restricting the incurrence of indebtedness, creation of liens, making investments or restricted payments and other items.

On March 30, 2009, the Company entered into a first amendment of the December 15, 2008 Credit Agreement. This amendment provided for the dividing of the Revolving Facility into two distinct revolving credit facilities: (i) a $40 million dollar revolving credit facility pursuant to which any borrowings must be denominated in U.S. dollars (the “Dollar Revolver”) and (ii) a $10 million revolving credit facility pursuant to which any borrowings may be denominated in either U.S. dollars or euros (the “Multicurrency Revolver”) (collectively, the “A&R Revolvers”). Additionally, up to $25 million of borrowings under the A&R Revolvers may be in the form of letters of credit of which no more than $10 million may be denominated in euros and no more than $5 million may be in the form of swingline loans.

Subsequently, on December 4, 2009, the Company entered into a second amendment of the December 15, 2008 credit facility. This amendment primarily provided for a permitted refinancing in the form of the issuance of $225 million of 11 1/8% Senior Notes and related repayment in full of the existing Mezzanine Notes and partial repayment of the term loans outstanding under our Credit Agreement. Additionally, certain covenant ratios were modified to make the $225 million 11 1/8% Senior Notes offering permissible under the credit agreement.

On December 23, 2009, the Company completed an offering of unsecured 11 1/8% Senior Notes due 2016 for $225.0 million (the “Senior Notes”). The Company received approximately $207.7 million in net cash proceeds from the sale of the notes, after initial purchasers’ discount, original issue discount and fees and expenses. The Company used these net cash proceeds to redeem the $156.1 million aggregate principal amount outstanding of our existing senior notes and accrued interest thereon to the date of repayment. The balance of such net cash proceeds was used to reduce the amounts of term loans outstanding under our Credit Agreement.

The notes bear interest at a rate per annum equal to 11 1/8%, payable semi-annually in cash in arrears, on June 15 and December 15 of each year, commencing on June 15, 2010. The notes will mature on December 15, 2016. The Company may redeem some or all of the notes at any time after December 15, 2013 at a predetermined redemption price plus accrued and unpaid interest up to the applicable redemption date. In addition, on or prior to December 15, 2012, the Company may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of certain equity offerings. The company used the proceeds from this offering to redeem the aggregate principal amount outstanding on existing Senior Notes and accrued interest thereon, repay a portion of the term loans, and pay related transaction costs and expenses. The Company incurred $8,735 in underwriting and professional fees which have been capitalized and included in “Deferred financing costs, net” in the balance sheet. These costs are being amortized over the 7-year term of the notes.

The 11 1/8% Senior Notes are unconditionally guaranteed on an unsecured senior basis by all of the current 100% owned material U.S. subsidiaries (Subsidiary Guarantors). Aquilex Finance Corp. (Aquilex Finance), which is a co-issuer of the notes and the Company’s non-U.S. subsidiaries are not guarantors of the notes. There are no restrictions on the ability of the Company to obtain funds from subsidiary guarantors. The guarantees of the 11 1 /8% Senior Notes rank equal with existing and future senior debt and senior to any secured debt of the subsidiary guarantors and is subordinate to the Company’s senior secured credit facility.

The 11 1 /8% Senior Notes terms include standard covenants related to restrictions on incurrence of future indebtedness and conveyance of assets. The notes also include registration rights whereby in the event the Company does not meet certain timetables for registering the notes as debt securities, the Company will be required to pay additional interest in certain circumstances. The Registration Rights Agreement requires initial registration within 180 days of issuance of the notes with an effective date of the registration within 270 days of issuance.

Amounts in thousands

At December 31, 2009, the Company had $15.3 million outstanding letter of credit obligations. At December 31, 2009, the available revolving capacity under the Revolving loan facility was $34.7 million.

The Senior Loans require quarterly principal payments and the payment of any remaining principal at the maturity date. The quarterly principal payments are as follows:

	Quarter	Senior Loans
		(A)	(B)	(C)
2010	Q1, Q2, Q3, Q4	$1,143	$456	$50
2011	Q1, Q2, Q3, Q4	2,716	456	50
2012	Q1	5,863	456	50
2012	Q2	5,410	456	50
2012	Q3	—	456	50
2012	Q4	—	3,060	336
2013	Q1, Q2, Q3	—	6,664	731
2013	Q4	—	106,047	11,840

Future maturities of long-term debt are as follows as of December 31, 2009:

2010	$6,687
2011	12,888
2012	16,186
2013	140,074
2014	—
Thereafter	225,000

$400,835

Amounts in thousands

10.	Deferred Financing Costs and Original Issue Discount

Deferred financing costs are amortized over the life of the related debt using the effective interest method. The unamortized deferred financing cost balance at December 14, 2008 of $7,362 was written off as a result of the Teachers acquisition and the associated payoff of the Predecessor 2 debt. Subsequently, the Company recorded $11,097 of deferred financing costs at December 15, 2008 related to the issuance of debt in conjunction with the Teachers acquisition transaction. Unamortized deferred financing costs were $10,995 at December 31, 2008.

On December 23, 2009, the Company incurred and capitalized $8,735 of deferred financing costs as a result of the offering of $225,000 unsecured 11 1/8% Senior Notes. Additionally, the Company wrote off $360 of deferred financing costs as a result of the redemption of existing Senior Notes and repayment of a portion of the term loans. The write- off is reflected as a loss on extinguishment of debt in the Statement of Operations. The unamortized deferred financing costs were $16,086 at December 31, 2009.

Original Issue Discount (OID) is amortized to the carrying value of the debt on the balance sheet and charged to interest expense over the life of the related debt using the effective interest method. OID is the discount from par value at the time that a bond or other debt instrument is issued. The discount represents the difference between the stated redemption price at maturity and the issue price of the debt instrument. The Company recorded $29,472 of OID at December 15, 2008 related to the issuance of debt in conjunction with the Teachers acquisition transaction. Additionally, the Company recorded $9,117 of original issue discount at December 23, 2009 in conjunction with the offering of $225,000 unsecured 11 1/8% Senior Notes.

Unamortized OID costs totaled $27,119 and $29,219 at December 31, 2009 and 2008, respectively. The effective interest rate at December 31, 2009 for the amortization of the Senior term loan facilities (A), (B), (C), and 11 1/8% Senior Notes was 1.9%, 3.0%, 2.9%, and 0.5%, respectively.

Amortization of deferred financing costs and original issue discount recorded to interest expense for the periods January 1, 2007 to January 30, 2007, January 31, 2007 to December 31, 2007, January 1, 2008 to December 14, 2008, December 15, 2008 to December 31, 2008, and the year ended December 31, 2009 was $6, $953, $9,497, $546, and $10,264 respectively.

11.	Interest Rate Hedging

During 2007, the Company entered into two interest rate swap agreements as follows: (1) an interest rate swap to fix the interest rate on $71,280 at 4.63% for a period of twelve months. The swap agreement settled quarterly beginning on the effective start date of February 15, 2008. The Company determined that the derivative instrument did not meet the requirements for hedge accounting during 2007, and therefore recorded an additional $570 interest expense charge on the income statement for the change in fair value as at December 31, 2007. The Company also recorded an interest rate swap agreement to fix the interest rate on $105.0 million at 4.4%. The swap agreement settled quarterly and was effective through February 12, 2008. The Company determined that the derivative instrument did not meet the requirements for hedge accounting, and therefore recorded approximately $1,172 of interest expense for the change in fair value, in its consolidated statements of operations for the period ended December 31, 2007. In conjunction with the Teachers acquisition transaction, the Company terminated the two interest rate swap agreements by paying unwind amounts of $2,946 and $452, respectively, on December 15, 2008. The termination is reflected as loss on extinguishment in the consolidated statements of operations and other comprehensive income (loss). There were no outstanding interest rate swaps at December 31, 2008.

Total net interest expense for the interest rate swaps was $1,656 for the period January 1, 2008 to December 14, 2008 and is reflected in interest expense in the Consolidated Statements of Operations and Other Comprehensive Income.

Amounts in thousands

In connection with the Teachers Acquisition, the Company incurred senior term loan debt which bears interest at floating rates. During the year ended December 31, 2009, the Company executed certain interest rate cash flow hedges in the form of caps to mitigate the Company’s exposure to variability in cash flows for the future interest payments on a designated portion of the borrowings as follows:

On February 5, 2009, the Company entered into an interest rate cap agreement with The Private Bank and Trust Company (the Counterparty) on the notional amount of $78,125 with a term of February 11, 2009 until February 11, 2011. The interest rate cap provides that in the event that the LIBOR interest rate exceeds 3.25%, the Counterparty will pay the Company the incremental difference between 3.25% and the current LIBOR rate on the notional amount during the term of the interest rate cap.

On February 11, 2009, the Company entered into an interest rate cap agreement with the Bank of Montreal (the Counterparty) on the notional amount of $68,538 with a term of February 11, 2009 until February 11, 2011. The interest rate cap provides that in the event the LIBOR interest rate exceeds 3.25%, the Counterparty will pay the Company the incremental difference between 3.25% and the current LIBOR rate on the notional amount during the term of the interest rate cap.

The Company does not consider the Counterparty credit risk as being material.

The Company records adjustments to the fair value of the interest rate caps as interest expense in the consolidated statement of operations and other comprehensive income. The fair value of the caps is based upon quoted market prices obtained from third-party institutions.

Following is the Company’s outstanding derivative position:

Volume of Derivative Activity

December 31, 2009 Notional Value
Interest rate caps	$146,663

Following are the Company’s derivative instruments and the related hedged items affecting our financial position and performance:

Fair Value of Derivatives in the Consolidated Balance Sheet

Derivatives designated as hedging instruments are reflected as other assets.

December 31, 2009
Interest rate caps	$42

Effect of Derivatives on the Consolidated Income Statement

For the year ended December 31, 2009
Interest rate caps:
Loss on interest rate caps	$(296)

Amounts in thousands

12.	Commitments and Contingencies

The Company leases certain buildings and equipment under noncancelable operating lease agreements. As of December 31, 2009, future minimum payments under these leases are as follows:

Years Ending	December 31, 2009
2010	$5,520
2011	5,131
2012	3,028
2013	1,073
2014 and thereafter	3,643

Total	$18,395

Rent expense for the periods January 1, 2007 to January 30, 2007, January 31, 2007 to December 31, 2007, January 1, 2008 to December 14, 2008, December 15, 2008 to December 31, 2008, and for the year ended December 31, 2009 was $463, $2,538, $6,544, $336, and $3,860, respectively.

Insurance

The Company carries a broad range of insurance coverage that is provided by insurance companies, including worker’s compensation, business auto liability, general liability, commercial property, political risk and an umbrella policy. The respective reserves are based on management’s assumptions and estimates regarding the probable outcome of the claims. The Company estimates its exposure for individual claims and then makes percentage adjustments for possible increases based on historical data reflecting the type and age of the claim. From time to time the Company obtains an actuarial estimate of its property and casualty and workers’ compensation liability. Should the outcome differ from management’s assumptions and estimates or should the insurance carriers become insolvent and unable to cover claims in excess of the Company’s deductible, revisions to the estimated reserves for property and casualty insurance would be required. The Company’s group health insurance reserves consist of estimated claims incurred but not reported at the balance sheet date and are based upon historical payment trends. The Company has not incurred significant claims or losses on any of these insurance policies. As of December 31, 2009 and 2008, $7,223 and $10,600, respectively, were included in accrued liabilities in the accompanying balance sheets for self-insurance claims.

The Company self-insures its worker’s compensation, automobile and general liability claims up to $500 per occurrence. The Company has a stop loss amount of $8,500 that limits exposure to an aggregate payout in a policy year to $8,500. Losses up to the deductible amount are accrued based upon the Company’s estimates of the ultimate liability for claims incurred. The accruals are based on all available information at the time the financial statements are prepared.

Litigation

The Company is a defendant in various lawsuits arising in the normal course of our business. Substantially all of these suits are being defended by the Company, their insurance carriers or other parties pursuant to indemnification obligations. The Company believes most of the claims covered by insurance will be resolved at or for less than the applicable deductibles and that any liability in excess of a deductible will not exceed the limits of the applicable insurance policies. Although the results of litigation cannot be predicted with certainty, the Company believes adequate provision has been made for substantially all of the outstanding claims and the final outcome of any pending litigation will not have a material adverse effect on our consolidated financial position or results of operations.

Teck Cominco Metals Ltd. v. WSI, et al. The Company has been named as a defendant in this suit filed in the Supreme Court of British Columbia, Canada, in which the plaintiff alleges that a boiler explosion it experienced in 2004 was the result of a water leak caused by allegedly negligent fabrication work performed by defendant Foster Wheeler Pyropower, Inc., or allegedly negligent repair work subsequently performed by WSI in 1998, 1999 or 2002. The plaintiff alternatively alleges that WSI negligently failed to alert it to the hazardous condition of the boiler. The plaintiff claims damages of approximately $28 million. WSI’s insurer has been notified about this litigation. Discovery in this matter commenced in April 2008, and the Company obtained engineering inspection reports from several Canadian firms. The Company has obtained evidence that the leak in question was caused by a third party, and the Company is joining third parties as defendants in this litigation. The Company intends to vigorously defend this matter.

Performance Bonds

During the ordinary course of business, the Company is periodically required to enter into performance bond arrangements to collateralize its obligations under various contracts. The Company has a total of $9,200 and $3,623 in performance bond obligations as of December 31, 2009 and December 31, 2008, respectively.

13.	Income Taxes

Income tax provision (benefit) from continuing operations consists of the following components:

	Successor Company		Predecessor 2		Predecessor 1
	For the year ended December 31, 2009	For the period December 15, 2008 - December 31, 2008	For the period January 1, 2008 - December 14, 2008	For the period January 31, 2007 - December 31, 2007	For the period January 1, 2007 - January 30, 2007
Tax provision (benefit)
Current	$1,806	$36	$763	$823	$(7,692)
Deferred	(12,752)	(414)	(9,977)	(1,001)	2,616

	$(10,946)	$(378)	$(9,214)	$(178)	$(5,076)

Income tax provision (benefit) from continuing operations differs from income taxes computed at the U.S. federal statutory rate for the following reasons:

	Successor Company		Predecessor 2		Predecessor 1
	For the year ended December 31, 2009	For the period December 15, 2008 - December 31, 2008	For the period January 1, 2008 - December 14, 2008	For the period January 31, 2007 - December 31, 2007	For the period January 1, 2007 - January 30, 2007
Pre tax book income	$(23,454)	$(1,365)	$(18,903)	$(1,005)	$(5,405)
Valuation allowance	346	768	979	(823)	1,495
State income taxes	(528)	(31)	66	291	(992)
Nondeductible permanent	—
differences	12,681	55	6,694	1,167	613
Foreign rate differential	(380)	—	50	(284)	—
FIN 48	255	—	1,372	398	—
Federal rate differential	—	5	104	—	—
Other	134	190	424	78	(787)

	$(10,946)	$(378)	$(9,214)	$(178)	$(5,076)

The increase (decrease) in the valuation allowance for the periods January 1, 2007 to January 30, 2007, January 31, 2007 to December 31, 2007, January 1, 2008 to December 14, 2008, December 15, 2008 to December 31, 2008, and the year ended December 31, 2009 was $1,495, ($823), $979, $768 and $346, respectively.

Amounts in thousands

The components of deferred income taxes at December 31, 2008 and 2009, respectively, included on the consolidated balance sheet are as follows:

	December 31, 2009	December 31, 2008
Deferred tax assets
Current
Accrued liabilities	$4,699	$5,315
Warranty reserves	117	169
Receivables allowance	1,574	1,832
Other	564	829

Total current deferred tax asset	6,954	8,145
Less: Valuation allowance	—	—

Net current deferred tax asset	6,954	8,145
Non-current
Net operating loss carryforward	25,734	22,294
Foreign tax credit carryforward	878	879
Alternative minimum tax credit carryforward	1,788	2,844
Transaction costs	900	1,045
Other	1,889	588

Total noncurrent deferred tax asset	31,189	27,650
Less: Valuation allowance	(4,864)	(4,518)

Net non-current deferred tax asset	26,325	23,132

Total deferred tax asset	33,279	31,277

Deferred tax liabilities
Current
Contract revenue	1,521	2,513
Other	367	18

Total current deferred tax liability	1,888	2,531
Non-current
Property and equipment	12,343	14,674
Goodwill	419	208
Intangibles	100,489	108,092
Unrealized gain on foreign exchange	—	585
Other	(31)	162

Total non-current deferred tax liability	113,220	123,721

Total deferred tax liability	115,108	126,252

Net deferred tax liability	$81,829	$94,975

At December 31, 2009, the Company has approximately $80,467 of state net operating loss (NOL) carryforwards expiring in the years 2010 through 2033. Realization of the deferred tax assets related to the state NOL carryforwards is dependent upon the Company generating sufficient taxable income in future periods in certain jurisdictions. Based upon the uncertainty of sufficient future taxable income, a valuation allowance was established as of December 31, 2008 and December 31, 2009, respectively, to fully reserve for certain state NOL carryforwards.

Amounts in thousands

At December 31, 2009, the Company has approximately $74,755 of Federal NOL carryforwards that begin to expire in 2022. Additionally, the Company has Alternative Minimum Tax (AMT) credit carryforwards of approximately $1,788 and foreign tax credit carryforwards of $878 as of December 31, 2009. The AMT credit carryforwards have an indefinite life. The foreign tax credits begin to expire in 2012. All NOLs, AMT and foreign tax credits existing as of the December 15, 2008 acquisition date are subject to the limitations of Internal Revenue Code (IRC) Sections 382 and 383, respectively. Additionally, the utilization of the NOLs may be subject to the separate return year limitations under Treasury Regulation 1.1502-21.

The Company has not provided U.S. income taxes for undistributed earnings of foreign subsidiaries that are considered to be retained indefinitely for reinvestment.

As a result of the prior adoption of ASC 740-10 (FIN 48), the Company has reserves for the uncertain outcome of certain tax positions. As of December 31, 2009, the Company had unrecognized tax benefits of $8,239 of which $5,193 are presented in the financial statements net of the deferred tax asset to which the unrecognized tax benefit relates. The total amount of unrecognized tax benefits would affect the effective tax rate, if recognized. For the periods January 1, 2007 to January 30, 2007, January 31, 2007 to December 31, 2007, January 1, 2008 to December 14, 2008, December 15, 2008 to December 31, 2008, and the year ended December 31, 2009, the Company recorded in income tax expense $21, $280, $249, $10, and $255 for interest and penalties. The cumulative amount of interest and penalties as of December 31, 2008 and 2009 were $946 and $1,201. The Company does not expect the unrecognized tax benefit to change over the next 12 months.

The following table provides a reconciliation of the unrecognized tax benefits as of December 31, 2009:

Balance at December 31, 2006	$2,929
Increase for tax positons taken for the period January 1 to January 30, 2007	—

Balance at January 30, 2007	2,929
Acquisition of HydroChem Holdings Inc.	2,515
Increase for tax positons taken for the period January 31 to December 31, 2007	1,588

Balance at December 31, 2007	7,032
Increase for tax positons taken for the period January 1 to December 14, 2008	1,207

Balance at December 14, 2008	8,239
Increases for interest and penalties for the period December 15 to December 31, 2008	—

Balance at December 31, 2008	8,239
Increase for tax positons taken for the year ended December 31, 2009	—

Balance at December 31, 2009	$8,239

The Company’s tax returns are subject to periodic audit by the various jurisdictions in which it operates. These audits can result in adjustments of taxes due or adjustments of the net operating losses, which are available to offset future taxable income. The federal statute of limitation has years 2005 through 2008 open for examination. Statutes of limitation vary from state to state but are generally open either 3 or 4 years. As a result, year 2004 is also open for examination in some states.

The Company’s tax returns for the years ended December 31, 2005, December 31, 2006, January 31, 2007 and December 31, 2007 are currently being audited by the Internal Revenue Service. No adjustments have been proposed to date.

14.	Employee Benefit Plans

SRO Segment

The SRO segment maintains a 401(k) plan into which eligible employees may elect to contribute from 2 percent to 25 percent of their pre-tax compensation subject to an annual maximum dollar amount as set by the Internal Revenue Service. Each of the SRO Segment companies operates their own 401(k) plan. At its discretion, the Company may make matching cash contributions up to 4 percent of a participating employee’s salary. Employer 401(k) matching contributions to the plan for the periods January 1, 2007 to January 30, 2007, January 31, 2007 to December 31, 2007, January 1, 2008 to December 14, 2008, December 15, 2008 to December 31, 2008, and the year ended December 31, 2009 were $0, $807, $1,100, $0, and $1,100 respectively.

IC Segment

The IC segment maintains a 401(k) plan into which eligible employees may elect to contribute from 2 percent to 25 percent of their pre-tax compensation subject to an annual maximum dollar amount as set by the Internal Revenue Service. At its discretion, the Company may make matching cash contributions to individual participants based upon a formula. The Company matches 100% of the first 3% of compensation contributed by hourly employees and 50% of the first 3% of compensation contributed by salaried employees, up to a maximum of $3,000 per employee.

Employer 401(k) matching contributions to the plan for the periods January 1, 2007 to January 30, 2007, January 31, 2007 to December 31, 2007, January 1, 2008 to December 14, 2008, December 15, 2008 to December 31, 2008, and the year ended December 31, 2009 were $0, $430, $2,200, $0, and $1,000 respectively.

15.	Investments

Included in Other assets on the balance sheet is an amount of $1,000 for the investment in the common stock of a start-up venture called PowerSpan. The investment has been valued at cost as fair value is not readily determinable. PowerSpan offers advanced, air pollution control solutions for existing and new coal-fired electric power plants. Their technologies enable new and existing power plants to meet environmental requirements in a cost-effective manner.

16.	Related Party Transactions

OTPPB held the senior payment-in-kind term loan facility of $148,072 at December 31, 2008.

In connection with the acquisition of Predecessor 2 company, Aquilex Holdings LLC, the Company and Harvest Partners entered into a management services agreement on January 30, 2007, pursuant to which Harvest Partners will provide consulting services with respect to business and operations, capitalization and financing, the structuring and evaluation of prospective acquisitions, employee benefits, compensation arrangements, and related assistance. Expenses pursuant to this agreement were $2,000 for the period January 1, 2008 to December 14, 2008.

17.	Supplemental Guarantor Information

As discussed in Note 9, Long-Term Debt, on December 23, 2009, the Company completed an offering of $225,000 unsecured 11 1/8% Senior Notes due 2016. The Senior Notes are unconditionally guaranteed on an unsecured senior basis by all of the current 100% owned material U.S. subsidiaries (Subsidiary Guarantors). Aquilex Finance Corp. (Aquilex Finance), which is a co-issuer of the notes and the Company’s non-U.S. subsidiaries are not guarantors of the notes.

The following supplemental information presents the financial position, results of operations and cash flows of Aquilex Holdings LLC (Parent), the Guarantor subsidiaries, and the Non-Guarantor Subsidiaries as of December 31, 2009 and 2008, and the for the year ended December 31, 2009, the periods December 15, 2008 to December 31, 2008 (Successor), January 1, 2008 to December 14, 2008, January 31, 2007 to December 31, 2007 (Predecessor 2), and January 1, 2007 to January 30, 2007(Predecessor 1).

Amounts in thousands

	Successor December 31, 2009
	Co-issuer Parent	Co-issuer Aquilex Finance	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$15,114	$—	$(4,411)	$549	$—	$11,252
Accounts receivable, net	—	—	70,024	4,602	—	74,626
Inventories, net	—	—	10,870	1,990	—	12,860
Cost in excess of billings	—	—	3,898	18	—	3,916
Deferred tax asset	(6,992)	—	41,306	139	(29,387)	5,066
Income tax receivable	4,464	—	8,676	—	—	13,140
Prepaid expenses	1,141	—	1,119	139	—	2,399
Other current assets	97	—	2,072	—	—	2,169

Total current assets	13,824	—	133,554	7,437	(29,387)	125,428
Property and equipment, net	978	—	77,814	1,079	—	79,871
Goodwill	—	—	359,391	—	—	359,391
Other intangible assets, net	—	—	280,831	—	—	280,831
Deferred financing costs, net	—	—	16,086	—	—	16,086
Other assets	1,042	—	636	2,461	—	4,139
Investment in affiliates	310,802	—	—	—	(310,802)	—

Total assets	$326,646	$—	$868,312	$10,977	$(340,189)	$865,746

Liabilities and Member’s Equity
Current liabilities
Accounts payable	$—	$—	$9,658	$939	$—	$10,597
Accrued liabilities	11,723	—	35,171	1,309	—	48,203
Income tax payable	—	—	747	(717)	—	30
Billings in excess of cost	—	—	2,376	813	—	3,189
Interest payable	487	—	—	—	—	487
Current portion of long-term debt	6,595	—	—	—	—	6,595
Intercompany	724	—	(7,674)	6,950	—	—

Total current liabilities	19,529	—	40,278	9,294	—	69,101

Long-term debt, net of discount and current portion	367,029	—	92	—	—	367,121
Intercompany debt	(397,703)	—	397,703	—	—	—
Income tax payable	—	—	4,247	—	—	4,247
Deferred income tax liabilities	(591)	—	116,884	(11)	(29,387)	86,895

Total liabilities	(11,736)	—	559,204	9,283	(29,387)	527,364
Member’s equity
Member’s capital	398,464	—	310,802	—	(310,802)	398,464
Accumulated deficit	(59,587)	—	(2,268)	2,268	—	(59,587)
Accumulated other comprehensive income (loss)	(495)	—	574	(574)	—	(495)

Total member’s equity	338,382	—	309,108	1,694	(310,802)	338,382

Total liabilities and member’s equity	$326,646	$—	$868,312	$10,977	$(340,189)	$865,746

Amounts in thousands

	Successor December 31, 2008
	Co-issuer Parent	Co-issuer Aquilex Finance	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$2,174	$—	$17,598	$1,282	$—	$21,054
Accounts receivable, net	—	—	87,331	8,198	—	95,529
Inventories, net	—	—	12,719	3,153	—	15,872
Cost in excess of billings	—	—	6,417	416	—	6,833
Deferred tax asset	—	—	5,436	178	—	5,614
Income tax receivable	5,470	—	10,423	—	—	15,893
Prepaid expenses	653	—	1,900	211	—	2,764
Other current assets	139	—	1,286	49	—	1,474

Total current assets	8,436	—	143,110	13,487	—	165,033
Property and equipment, net	1,177	—	87,065	1,687	—	89,929
Goodwill	—	—	392,007	—	—	392,007
Other intangible assets, net	—	—	301,437	—	—	301,437
Deferred financing costs, net	10,995	—	—	—	—	10,995
Other assets	1,000	—	638	2,071	—	3,709
Investment in affiliates	366,567	—	—	—	(366,567)	—

Total assets	$388,175	$—	$924,257	$17,245	$(366,567)	$963,110

Liabilities and Member’s Equity
Current liabilities
Accounts payable	$—	$—	$17,599	$2,138	$—	$19,737
Accrued liabilities	12,777	—	44,058	1,645	—	58,480
Income tax payable	—	—	1,410	(1,157)	—	253
Billings in excess of cost	—	—	8,497	649	—	9,146
Interest payable	1,036	—	1,280	—	—	2,316
Current portion of long-term debt	6,595	—	—	—	—	6,595
Intercompany	(19,903)	—	6,124	13,779	—

Total current liabilities	505	—	78,968	17,054	—	96,527

Long-term debt, net of discount and current portion	219,755	—	251	—	—	220,006
Senior notes held by related party	148,072	—	—	—	—	148,072
Intercompany debt	(373,978)	—	373,978	—	—	—
Income tax payable	—	—	3,992	—	—	3,992
Deferred income tax liabilities	(103)	—	100,374	318	—	100,589

Total liabilities	(5,749)	—	557,563	17,372	—	569,186
Member’s equity
Member’s capital	397,429	—	369,023	—	(369,023)	397,429
Accumulated deficit	(3,522)	—	(2,408)	(65)	2,473	(3,522)
Accumulated other comprehensive income (loss)	17	—	79	(62)	(17)	17

Total member’s equity	393,924	—	366,694	(127)	(366,567)	393,924

Total liabilities and member’s equity	$388,175	$—	$924,257	$17,245	$(366,567)	$963,110

	Successor For the year ended December 31, 2009
	Co-issuer Parent	Co-issuer Aquilex Finance	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$—	$—	$459,191	$21,714	$	$480,905
Cost of revenue, exclusive of depreciation shown below	—	—	301,186	14,520	—	315,706
Depreciation	—	—	21,182	—	—	21,182

Gross profit	—	—	136,823	7,194	—	144,017
Selling, general and administrative expense	275	—	80,335	4,147	—	84,757
Depreciation and amortization	289	—	19,986	395	—	20,670

Operating income (loss)	(564)	—	36,502	2,652	—	38,590

Other income (expense):
Interest expense, net	—	—	(57,720)	101	—	(57,619)
Impairment charges	—	—	(44,147)	—	—	(44,147)
Loss on extinguishment of debt	—	—	(4,219)	—	—	(4,219)
Other, net	—	—	45	339	—	384

Total other expense, net	—	—	(106,041)	440	—	(105,601)

Income (loss) before income tax provision (benefit)	(564)	—	(69,539)	3,092	—	(67,011)
Income tax provision (benefit)	248	—	(11,953)	759	—	(10,946)
Equity in net income (loss) of consolidated subsidiaries	(55,253)	—	—	—	55,253	—

Net income (loss)	$(56,065)	$—	$(57,586)	$2,333	$55,253	$(56,065)

Amounts in thousands

	Successor For the period December 15, 2008 - December 31, 2008
	Co-issuer Parent	Co-issuer Aquilex Finance	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$—	$—	$13,854	$830	$—	$14,684
Cost of revenue, exclusive of depreciation shown below	—	—	9,591	692	—	10,283
Depreciation	—	—	966	—	—	966

Gross profit	—	—	3,297	138	—	3,435

Selling, general and administrative expense	(10)	—	3,154	244	—	3,388
Business sale costs	576	—	—	—	—	576
Depreciation and amortization	6	—	849	33	—	888

Operating loss	(572)	—	(706)	(139)	—	(1,417)

Other income (expense):
Interest expense, net	(476)	—	(1,974)	14	—	(2,436)
Other, net	—	—	(340)	293	—	(47)

Total other expense, net	(476)	—	(2,314)	307	—	(2,483)

Income (loss) before income tax provision (benefit)	(1,048)	—	(3,020)	168	—	(3,900)

Income tax provision (benefit)	1	—	(394)	15	—	(378)
Equity in net income (loss) of consolidated subsidiaries	(2,473)	—	—	—	2,473	—

Net income(loss)	$(3,522)	$—	$(2,626)	$153	$2,473	$(3,522)

	Predecessor 2 For the period January 1, 2008 - December 14, 2008
	Co-issuer Parent	Co-issuer Aquilex Finance	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$—	$—	$540,395	$24,092	$—	$564,487
Cost of revenue, exclusive of depreciation shown below	—	—	360,947	17,137	—	378,084
Depreciation	—	—	24,359	—	—	24,359

Gross profit	—	—	155,089	6,955	—	162,044

Selling, general and administrative expense	11,534	—	84,421	5,319	—	101,274
Business sale costs	51,820	—	—	—	—	51,820
Depreciation and amortization	7,660	—	7,373	1,049	—	16,082

Operating income (loss)	(71,014)	—	63,295	587	—	(7,132)

Other income (expense):
Interest expense, net	(13,956)	—	(24,823)	60	—	(38,719)
Loss on extinguishment of debt	—	—	(7,362)	—	—	(7,362)
Other, net	—	—	527	(1,324)	—	(797)

Total other expense, net	(13,956)	—	(31,658)	(1,264)	—	(46,878)

Income (loss) before income tax provision (benefit)	(84,970)	—	31,637	(677)	—	(54,010)

Income tax provision (benefit)	(17,814)	—	8,587	13	—	(9,214)
Equity in net income (loss) of consolidated subsidiaries	22,360	—	—	—	(22,360)	—

Net income (loss)	$(44,796)	$—	$23,050	$(690)	$(22,360)	$(44,796)

Amounts in thousands

	Predecessor 2 For the period January 31, 2007 - December 31, 2007
	Co-issuer Parent	Co-issuer Aquilex Finance	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$—	$—	$349,637	$33,323	$—	$382,960
Cost of revenue, exclusive of depreciation shown below	—	—	236,016	27,586	—	263,602
Depreciation	—	—	17,235	53	—	17,288

Gross profit	—	—	96,386	5,684	—	102,070

Selling, general and administrative expense	4,993	—	51,836	2,700	—	59,529
Depreciation and amortization	7,364	—	4,856	1,119	—	13,339

Operating income (loss)	(12,357)	—	39,694	1,865	—	29,202

Other income (expense):
Interest expense, net	(14,204)	—	(14,983)	174	—	(29,013)
Impairment charges	—	—	—	—	—	—
Loss on extinguishment of debt	—	—	(5,107)	—	—	(5,107)
Other, net	189	—	1,922	(64)	—	2,047

Total other expense, net	(14,015)	—	(18,168)	110	—	(32,073)

Income (loss) before income tax provision (benefit)	(26,372)	—	21,526	1,975	—	(2,871)
Income tax provision (benefit)	(20,493)	—	20,049	266	—	(178)
Equity in net income (loss) of consolidated subsidiaries	3,186	—	—	—	(3,186)	—

Net income (loss)	$(2,693)	$—	$1,477	$1,709	$(3,186)	$(2,693)

	Predecessor 1 For the period January 1, 2007 - January 30, 2007
	Co-issuer Parent	Co-issuer Aquilex Finance	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$—	$—	$7,593	$1,317	$—	$8,910
Cost of revenue, exclusive of depreciation shown below	—	—	6,038	1,194	—	7,232
Depreciation	—	—	490	—	—	490

Gross profit	—	—	1,065	123	—	1,188

Selling, general and administrative expense	232	—	1,786	290	—	2,308
Business sale costs	13,752	—	—	—	—	13,752
Depreciation and amortization	7	—	4	9	—	20

Operating income (loss)	(13,991)	—	(725)	(176)	—	(14,892)

Other income (expense):
Interest expense, net	222	—	(522)	17	—	(283)
Other, net	—	—	(267)	—	—	(267)

Total other expense, net	222	—	(789)	17	—	(550)

Loss before income tax	(13,769)	—	(1,514)	(159)	—	(15,442)

Income tax provision (benefit)	(6,430)	—	1,354	—	—	(5,076)

Loss from continuing operations	(7,339)	—	(2,868)	(159)	—	(10,366)

Discontinued operations Loss from discontinued operations, net	(120)	—	—	—	—	(120)
Equity in net income (loss) of consolidated subsidiaries	(3,027)	—	—	—	3,027	—

Net income(loss)	$(10,486)	$—	$(2,868)	$(159)	$3,027	$(10,486)

Amounts in thousands

	Successor For the year ended December 31, 2009
	Co-issuer Parent	Co-issuer Aquilex Finance	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Cash flows from operating activities	$40,562	$—	$(7,738)	$(47)	$32,777
Cash flows from investing activities
Capital expenditures	(94)	—	(14,613)	—	(14,707)
Acquisition of Aquilex Holdings LLC	(6,523)	—	130	—	(6,393)
Proceeds from sales of property and equipment	—	—	371	218	589
Restricted cash	—	—	—	(346)	(346)

	(6,617)	—	(14,112)	(128)	(20,857)
Cash flows from financing activities
Payments on long-term debt	(220,199)	—	—	—	(220,199)
Proceeds on long-term debt	215,883	—	—	—	215,883
Payments on revolver debt	(12,700)	—	—	—	(12,700)
Proceeds on revolver debt	5,000	—	—	—	5,000
Capital distributions	(295)	—	—	—	(295)
Payment on capital lease obligations	—	—	(159)	—	(159)
Purchase of interest rate caps	(338)	—	—	—	(338)
Payment of deferred financing costs	(8,356)	—	—	—	(8,356)

	(21,005)	—	(159)	—	(21,164)
Effect of exchange rates on cash	—	—	—	(558)	(558)

Net increase (decrease) in cash	$12,940	$—	$(22,009)	$(733)	$(9,802)

	Successor For the period December 15, 2008 - December 31, 2008
	Co-issuer Parent	Co-issuer Aquilex Finance	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Cash flows from operating activities	$(377,580)	$—	$387,035	$877	$10,332
Cash flows from investing activities
Capital expenditures	(308)	—	(609)	—	(917)
Acquisition of Aquilex Holdings LLC	(215,142)	—	(121,929)	—	(337,071)
Restricted cash	—	—	—	1,317	1,317

	(215,450)	—	(122,538)	1,317	(336,671)
Cash flows from financing activities
Payments on long-term debt	(165,106)	—	(247,811)	—	(412,917)
Proceeds on long-term debt	373,977	—	—	—	373,977
Capital contributions	397,430	—	—	—	397,430
Payment of deferred financing costs	(11,097)	—	—	—	(11,097)

	595,204	—	(247,811)	—	347,393
Effect of exchange rates on cash	—	—	—	—	—

Net increase (decrease) in cash	$2,174	$—	$16,686	$2,194	$21,054

	Predecessor 2 For the period January 1, 2008 - December 14, 2008
	Co-issuer Parent	Co-issuer Aquilex Finance	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Cash flows from operating activities	$16,450	$—	$31,502	$(2,586)	$45,366
Cash flows from investing activities
Capital expenditures	(655)	—	(16,180)	(405)	(17,240)
Restricted cash	—	—	—	(1,484)	(1,484)

	(655)	—	(16,180)	(1,889)	(18,724)
Cash flows from financing activities
Payments on long-term debt	(893)	—	(596)	—	(1,489)
Proceeds on long-term debt	3,000	—	3,463	—	6,463
Capital distributions	(700)	—	(250)	—	(950)

	1,407	—	2,617	—	4,024
Effect of exchange rates on cash	—	—	—	(263)	(263)

Net increase (decrease) in cash	$17,202	$—	$17,939	$(4,738)	$30,403

Amounts in thousands

	Predecessor 2
	For the period January 31, 2007 - December 31, 2007
	Co-issuer Parent	Co-issuer Aquilex Finance	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Cash flows from operating activities	$10,555	$—	$13,524	$1,645	$25,724
Cash flows from investing activities
Capital expenditures	(272)	—	(9,607)	(970)	(10,849)
Acquisition of Aquilex Corp., net	(188,919)	—	—	—	(188,919)
Acquisition of HydroChem Holding, Inc., net	—	—	(171,424)	—	(171,424)
Acquisition of SMS Inc., net	(40,597)	—	—	—	(40,597)
Acquisition of SMS Global, Inc., net	(10,553)	—	—	—	(10,553)
Proceeds from sales of property and equipment	—	—	499	—	499
Restricted cash	—	—	—	739	739

	(240,341)	—	(180,532)	(231)	(421,104)
Cash flows from financing activities
Payments on long-term debt	(955)	—	(175,312)	—	(176,267)
Proceeds on long-term debt	159,500	—	262,000	—	421,500
Capital contributions	89,000	—	95,000	—	184,000
Payment of deferred financing costs	(4,197)	—	(7,678)	—	(11,875)

	243,348	—	174,010	—	417,358
Effect of exchange rates on cash	—	—	—	(1,894)	(1,894)

Net increase (decrease) in cash	$13,562	$—	$7,002	$(480)	$20,084

	Predecessor 1
	For the period January 1, 2007 - January 30, 2007
	Co-issuer Parent	Co-issuer Aquilex Finance	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Cash flows from operating activities	$25,545	$—	$(34,916)	$702	$(8,669)
Cash flows from investing activities
Capital expenditures	—	—	(56)	(11)	(67)
Restricted cash	—	—	—	34	34

	—	—	(56)	23	(33)
Cash flows from financing activities	—	—	—	—	—
Effect of exchange rates on cash	—	—	—	(138)	(138)

Net increase (decrease) in cash	$25,545	$—	$(34,972)	$587	$(8,840)

18. Subsequent Events

In preparing the accompanying consolidated financial statements, the Company reviewed all known events that occurred after December 31, 2009, and through the date available for issuance of March 26, 2010 and inclusion in the financial statements and footnotes.

In March 2010, the Company announced that it will commence a $235 million secured financing to replace its existing senior secured revolving credit and term loan facilities. The proposed refinancing is expected to include a new $185 million senior secured term loan and $50 million senior secured revolving credit facility. The final terms and timing of the refinancing will depend on the market conditions and other factors.

Amounts in thousands

19. Reportable Segments

The Company provides services through two segments: Specialty Welding, Repair and Overhaul (SRO) and Industrial Cleaning (IC).

The SRO segment provides specialized welding overlay and repair services for industrial applications of:

•	Erosion and Corrosion Protection Services which re-establish and preserve the mechanical and structural integrity of high-energy equipment,

•	Repair Technologies Services which provides innovative solutions to “first-of-a-kind” and recurring mechanical, maintenance and configuration challenges,

•	Shop Services for replacement part fabrication and repair services.

The IC segment provides industrial cleaning services to a wide range of processing industries, including petrochemical, oil refining, electric utilities and pulp and paper. The customers are primarily located in industrial sectors in the United States (U.S.). The largest sources of revenue are:

•	high-pressure and ultra-high pressure water cleaning (hydroblasting),

•	industrial vacuuming,

•	chemical cleaning and,

•	tank cleaning.

The majority of these services involve recurring maintenance intended to improve or sustain the operating efficiencies and extend the useful lives of process equipment and facilities.

The Company evaluates the performance and allocates resources based on EBITDA results. The Company also uses EBITDA as a measure of segment profitability.

The Company segment information is as follows:

	December 31, 2009	December 31, 2008
Total assets:
Specialty Welding, Repair and Overhaul	$604,814	$628,916
Industrial Cleaning	309,532	312,586
Corporate	384,868	388,175
Eliminations	(433,468)	(366,567)

	$865,746	$963,110

Amounts in thousands

	Successor		Predecessor 2		Predecessor 1
	Year Ended December 31, 2009	December 15, 2008 through December 31, 2008	January 1, 2008 through December 14, 2008	January 31, 2007 through December 31, 2007	January 1, 2007 through January 30, 2007
Total revenue:
Specialty Welding, Repair and Overhaul	$264,775	$5,897	$306,297	$239,495	$8,910
Industrial Cleaning	216,130	8,787	258,190	143,465	—

	$480,905	$14,684	$564,487	$382,960	$8,910

EBITDA:
Specialty Welding, Repair and Overhaul	$49,794	$789	$55,957	$41,562	$(398)
Industrial Cleaning	30,923	214	40,706	23,260	—
Corporate and other	(275)	10	(11,534)	(4,993)	(232)

	80,442	1,013	85,129	59,829	(630)
Depreciation and amortization	(41,852)	(1,854)	(40,441)	(30,627)	(510)
Interest expense, net	(34,243)	(1,452)	(38,719)	(34,120)	(283)
Interest expense, related party	(23,376)	(984)	—	—	—
Loss on early extinguishment of debt	(4,219)	—	(7,362)	—	—
Impairment charges	(44,147)	—	—	—	—
Business sale costs	—	(576)	(51,820)	—	(13,752)
Other income (expense), net	384	(47)	(797)	2,047	(267)

Consolidated loss before income taxes	$(67,011)	$(3,900)	$(54,010)	$(2,871)	$(15,442)

Depreciation and amortization
Specialty Welding, Repair and Overhaul	$21,385	$951	$9,567	$8,205	$503
Industrial Cleaning	20,178	897	23,214	15,058	—
Corporate and other	289	6	7,660	7,364	7

	$41,852	$1,854	$40,441	$30,627	$510

Geographic Area

The following table sets forth the breakdown of the Company’s consolidated net sales by geographic region for the periods indicated. The Company’s domestic sales include sales to customers located in the United States, Canada, and Mexico. Our international sales include sales to customers outside of the domestic region. Domestic net sales are attributed to countries based on the location of our customers and international net sales are reported in the geographic area in which they originate.

Amounts in thousands

	Successor		Predecessor 2		Predecessor 1
	Year Ended December 31, 2009	December 15, 2008 through December 31, 2008	January 1, 2008 through December 14, 2008	January 31, 2007 through December 31, 2007	January 1, 2007 through January 30, 2007
Net sales
Domestic
United States	$427,690	$13,480	$518,199	$320,920	$5,988
Canada	8,633	206	7,903	8,808	437
Mexico	—	—	—	383	—

Total domestic	436,323	13,686	526,102	330,111	6,425

International
Australia	1,202	—	—	—	—
Bermuda	587	44	1,693	766	53
China	842	—	—	1,915	98
Finland	1,513	—	—	—	—
France	6,851	191	7,338	2,298	125
Italy	5,417	162	6,209	13,021	677
Netherlands	2,041	147	5,645	7,276	134
New Zealand	2,373	—	—
Poland	795	29	1,129	2,298	134
Singapore	55	—	—	—	—
Spain	4,767	—	—	—	—
Sweden	1,200	—	—	—	—
Venezula	11,871	206	7,903	10,723	606
United Kingdom	2,014	59	2,258	6,893	330
Other	3,054	160	6,210	7,659	328

Total international	44,582	998	38,385	52,849	2,485

Total	$480,905	$14,684	$564,487	$382,960	$8,910

Substantially all of our assets are held within the U.S.

HYDROCHEM INDUSTRIAL SERVICES, INC. AND SUBSIDIARIES

Audited Financial Statements

INDEPENDENT AUDITORS’ REPORT

Board of Directors and Stockholder

HydroChem Industrial Services, Inc.

Deer Park, Texas

We have audited the accompanying consolidated balance sheets of HydroChem Industrial Services, Inc. and Subsidiaries (the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of operations, stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of HydroChem Industrial Services, Inc. and Subsidiaries at December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company adopted statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

As discussed in Note 7, on December 31, 2004, HydroChem Holding, Inc., the parent of the Company, was acquired by OCM HydroChem Holdings, LLC and certain members of HydroChem Holdings, Inc.’s management, resulting in a new basis of accounting as of that date.

BDO USA, LLP (formerly known as BDO SEIDMAN, LLP)

Houston, Texas

March 22, 2007

HYDROCHEM INDUSTRIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31,
	2005	2006
ASSETS
Current assets:
Cash and cash equivalents	$12,119	$5,268
Accounts receivable, less allowance of $735 and $1,022, respectively
Billed	39,557	44,647
Unbilled	4,998	4,831
Inventories	1,819	2,015
Prepaid expenses	4,522	4,495
Other current assets	753	1,549
Income taxes receivable	245	137
Deferred income taxes	2,902	3,170

Total current assets	66,915	66,112

Property and equipment, at cost	57,514	55,289
Accumulated depreciation	(7,826)	(17,119)

	49,688	38,170

Goodwill	113,232	113,232
Intangible assets, net of accumulated amortization of $3,478 and $7,126 respectively	53,202	49,554

Total assets	$283,037	$267,068

LIABILITIES AND STOCKHOLDER’S EQUITY

Current liabilities:
Accounts payable	$8,467	$8,220
Accrued bonuses and deferred compensation	4,850	4,528
Accrued insurance	5,228	6,887
Interest payable	5,384	5,236
Payable to parent	9,771	9,917
Other accrued liabilities	3,666	3,992
Note payable	2,718	2,666
Current portion of deferred gain	—	143
Current portion of long-term debt	3,000	—

Total current liabilities	43,084	41,589

Long-term debt, less current portion	170,500	150,000
Long-term deferred gain	—	1,930
Long-term deferred compensation	135	49
Deferred income taxes	22,522	23,548
Commitments and contingencies (Note 10)
Stockholder’s equity:
Common stock, $.01 par value:
1,000 shares authorized, 100 shares issued and outstanding	—	—
Additional paid-in-capital	46,508	46,617
Retained earnings.	288	3,335

Total stockholder’s equity	46,796	49,952

Total liabilities and stockholder’s equity	$283,037	$267,068

See accompanying notes to these consolidated financial statements.

HYDROCHEM INDUSTRIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Year ended December 31,
	2004	2005	2006
	(Predecessor*)	(Successor*)	(Successor*)
Revenue	$202,685	$220,510	$247,457
Cost of revenue	139,414	154,806	177,436

Gross profit	63,271	65,704	70,021
Selling, general and administrative expense	50,861	45,710	49,478
Stock based compensation expense	—	—	109

Operating income	12,410	19,994	20,434
Other:
Interest expense, net	12,969	16,804	16,353
Other income, net	(22)	(223)	(308)
Loss on early extinguishment of debt	—	2,160	—

Income (loss) before taxes	(537)	1,253	4,389
Income tax expense	1,632	965	1,342

Net income (loss)	$(2,169)	$288	$3,047

*	The financial statements are marked for “Predecessor” and “Successor”, the predecessor preceded the Acquisition and the successor is after the Acquisition.

HYDROCHEM INDUSTRIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

(in thousands)

	Common Stock	Additional Paid-in Capital	Retained (Deficit) Earnings	Total
Predecessor Company:
Balance at January 1, 2004	$—	$14,568	$(14,882)	$(314)
Net loss	—	—	(2,169)	(2,169)
Successor Company:
Reclassification of retained deficit	—	(17,051)	17,051	—
Contribution by Parent resulting from push-down accounting	—	87,076	—	87,076
Funds to Parent in connection with Parent’s buyback of shares from selling shareholders	—	(38,085)	—	(38,085)

Balance at December 31, 2004	—	46,508	—	46,508
Net income	—	—	288	288

Balance at December 31, 2005	—	46,508	288	46,796
Net income	—	—	3,047	3,047
Stock based compensation	—	109	—	109

Balance at December 31, 2006	$—	$46,617	$3,335	$49,952

HYDROCHEM INDUSTRIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended December 31,
	2004 (Predecessor*)	2005	2006
		(Successor*)	(Successor*)
Operating activities:
Net income (loss)	$(2,169)	$288	$3,047
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Bad debt expense	(175)	397	(41)
Depreciation	6,515	8,746	9,415
Amortization of intangible assets	1,315	3,478	3,648
Funds expended for early extinguishment of subordinated note	—	(1,953)	—
Funds expended for early extinguishment of credit facility	—	(207)	—
Loss on early extinguishment of debt	—	2,160	—
Non-cash portion of stock option cancellation	2,361	318	145
Stock based compensation expense	—	—	109
Deferred income tax expense	1,349	689	758
Loss (gain) on sale of property and equipment	(97)	855	(1,480)
Deferred gain on sale of assets	—		2,073
Changes in operating assets and liabilities:
Accounts receivables—billed	1,813	(9,717)	(5,049)
Accounts receivables—unbilled	(1,302)	(193)	167
Inventories	636	30	(196)
Prepaid expenses	(54)	77	(25)
Other current assets	662	178	(796)
Income taxes receivable	(364)	512	108
Accounts payable	406	215	(247)
Accrued bonuses and deferred compensation	102	154	(322)
Accrued insurance	969	95	1,659
Interest payable	—	533	(148)
Other accrued liabilities	443	(227)	327
Long-term deferred compensation	(393)	(780)	(86)

Net cash provided by operating activities	12,017	5,648	13,066

Investing activities:
Expenditures for property and equipment	(10,732)	(11,088)	(6,942)
Proceeds from sale of property and equipment	340	271	10,525

Net cash provided by (used in) investing activities	(10,392)	(10,817)	3,583

Financing activities:
Proceeds from long-term debt	—	175,000	—
Principal payments on long-term debt	(4,286)	(166,529)	(23,500)
Payment of subordinated note deferred financing costs	—	(5,140)	—
Payment of credit facility deferred financing costs	—	(1,734)	—
Funds received from parent, net	4,715	3,953	—

Net cash provided by (used in) financing activities	429	5,550	(23,500)

Net increase (decrease) in cash and cash equivalents	2,054	381	(6,851)
Cash and cash equivalents at beginning of year	9,684	11,738	12,119

Cash and cash equivalents at end of year	$11,738	$12,119	$5,268

Supplemental disclosures:
Cash paid during the year for interest	$12,549	$15,583	$15,899
Cash paid during the year for income taxes, net	182	236	114
Note payable related to prepaid insurance premiums	3,000	2,718	2,666

*	The financial statements are marked for “Predecessor” and “Successor;” the predecessor preceded the Acquisition and the successor is after the Acquisition.

See accompanying notes to these consolidated financial statements.

HYDROCHEM INDUSTRIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Basis of Presentation

The consolidated financial statements include the accounts of HydroChem Industrial Services, Inc. (“HydroChem”) and its 100% owned subsidiaries. (HydroChem and its subsidiaries are hereinafter sometimes referred to either separately or collectively as the “Company.”) HydroChem is a 100% owned subsidiary of HydroChem Holding, Inc. (“Holding”).

The Company is engaged in the business of providing industrial cleaning services to a wide range of processing industries, including petrochemical, oil refining, electric utilities and pulp and paper. The Company’s customers are primarily located in industrial sectors in the United States. Largest sources of revenue are high-pressure and ultra-high pressure water cleaning (hydroblasting), industrial vacuuming, chemical cleaning and tank cleaning. The majority of these services involve recurring maintenance intended to improve or sustain the operating efficiencies and extend the useful lives of process equipment and facilities.

Certain reclassifications have been made to the financial statements to conform to the current year presentation.

2.	Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of HydroChem and its subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

All investments that have an original maturity of three months or less are considered to be cash equivalents.

Accounts Receivable

Accounts receivable includes amounts for services rendered to customers, but not yet collected. Current earnings are charged with an allowance for doubtful accounts based on experience and any known circumstances that may affect the ability of the payers to meet their obligations. Accounts deemed uncollectible are charged against this allowance as identified.

Inventories

Inventories consist of chemicals and parts used in the ordinary course of business. Inventories are stated at the lower of cost or market using the average cost method.

Property and Equipment

Property and equipment are recorded at cost with the exception of assets that existed as of December 31, 2004 which were adjusted as part of the Push-down (see Note 7). Depreciation is provided for using the straight-line method over estimated useful lives. Leasehold improvements are amortized over the shorter period of the estimated useful life or the term of the lease. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income. Useful lives for property and equipment are as follows:

Useful Life
(years)
Buildings and leasehold improvements	5-39
Computer equipment	3-5
Furniture and fixtures	3-8
Machinery and equipment	3-10
Vehicles	2-5

Goodwill and Intangible Assets

Goodwill is the excess of cost over the fair value of net identifiable tangible and intangible assets of acquired businesses. Indefinite lived intangibles include trade name. In accordance with Statement of Financial Accounting Standards (“SFAS”) 142, “Accounting for Goodwill and Other Intangible Assets,” the Company did not amortize goodwill or indefinite lived intangibles subsequent to the adoption of SFAS 142 on January 1, 2002. Intangible assets, other than those with indefinite lives and goodwill, are being amortized on a straight-line basis. Deferred financing costs are recorded as interest expense using the effective interest rate method for amortization. Intangible asset useful lives are as follows:

Useful Life
(years)
Deferred financing costs	5-10
Customer relations	20
Fixed fee contracts	20
Non-compete agreements	5
Proprietary technologies	5

In accordance with SFAS 142, goodwill and intangible assets with indefinite useful lives are not amortized but are reviewed annually or more frequently whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. SFAS 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase, if necessary, measures the impairment. The Company completed its most recent annual impairment test as of December 31, 2006, which resulted in no impairment changes.

Revenues

Revenues are recognized at estimated recoverable amount as services are provided. The Company derives its revenues from services under time and materials and fixed-price contracts.

Revenues from time and material contracts are recognized when earned as services are performed and efforts are expended. Certain of these contracts contain provisions regarding cost savings to the customer which include amounts billed and, in some cases, other factors which impact cost to the customer. The Company monitors these contracts on a monthly basis to determine whether adjustments are necessary. Revenues from fixed-price contracts are recognized over the contractual period in a ratable manner because services are performed under these fixed price contracts on a relatively consistent basis from period to period. Any losses on these contracts are recognized in full in the period it becomes evident that such losses will occur. At December 31, 2006, the Company does not have any contracts for which a loss is anticipated.

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) 123 (revised 2004), “Share-Based Payment,” (“SFAS 123(R)”). This statement requires that the costs of employee share-based payments be measured at fair value on the awards’ grant date and recognized in the financial statements over the requisite service period.

Effective January 1, 2006, the Company adopted the provisions of SFAS 123(R) using the prospective application transition method. All new awards and awards that are modified, repurchased, or cancelled after the adoption date are accounted for under the provisions of SFAS 123(R). The Company recognizes share-based compensation ratably using the straight-line attribution method over the requisite service period. In addition, pursuant to SFAS 123(R), the Company is required to estimate the amount of expected forfeitures when calculating share-based compensation, instead of accounting for forfeitures as they occur, which was the Company’s practice prior to the adoption of SFAS 123(R). As of January 1, 2006, the cumulative effect of adopting the estimated forfeiture method was not material.

Prior to adoption of SFAS 123(R) on January 1, 2006, the Company accounted for share-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees,” and related interpretations and elected the disclosure option of SFAS 123 as amended by SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” Under the prospective adoption method SFAS 123 (R) options granted prior to January 1, 2006 will continue to be accounted for under SFAS 123 as amended by SFAS 148. SFAS 123 requires that companies either recognize compensation expense for grants of stock, stock options and other equity instruments based on fair value, or provide pro forma disclosure of net income and earnings per share in the notes to the financial statements. Accordingly, the Company measured compensation expense for stock options as the excess, if any, of the estimated fair market value of the Company’s stock at the date of grant over the exercise price. No stock compensation costs relating to issues of options was recognized in 2004 or 2005.

Income Taxes

Income taxes are provided for based on the liability method of accounting. Deferred income taxes are recorded to reflect the consequences of differences between the financial statement basis and the income tax basis of assets and liabilities. These differences are based upon the statutory tax rate expected at the time differences reverse.

Use of Estimates

The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates these estimates, including those related to insurance reserves, allowance for doubtful accounts receivable, recoverability of goodwill, indefinite lived intangibles and long-lived assets, deferred tax assets and stock compensation. Estimates are based on historical experience and on various other assumptions believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Allowance for doubtful accounts receivable. The Company establishes reserves for doubtful accounts receivable using various percentages according to the age of the receivable and also evaluates customers on a case-by-case basis when management believes the required payment of specific amounts owed to the Company is unlikely to occur. Included in the reserves is an estimate for future credit memos due to invoice adjustments or disputes, using a percentage based upon historical experience and reflected as a reduction in revenue. The allowance represents management’s best estimate of doubtful receivables, but actual future write-offs could be greater.

Evaluation of goodwill and indefinite lived intangibles impairment. The evaluation of impairment under SFAS 142 “Goodwill and Other Intangible Assets” (“SFAS 142”) requires the use of projections, estimates and assumptions as to the future performance of the operations. These assumptions project revenue and capital expenditures at a consistent rate of growth. The Company’s determination of fair value for purposes of its goodwill impairment analysis is based on estimated discounted net cash flows while determination of indefinite lived intangibles impairment is based upon projected royalty streams. Actual results could differ from the projections resulting in a revision of these assumptions and, if required, recognizing an impairment loss. The Company has one reporting unit for purposes of SFAS 142 and performs its annual SFAS 142 test at December 31.

Evaluation of long-lived assets impairment. The evaluation of impairment under SFAS 144 “Accounting for the Impairment or Disposal of Long-lived Assets” requires the assessment of the recoverability of these assets when events or changes in circumstances indicate that the carrying amount of the long-lived asset might not be recoverable. If impairment indicators exist, the Company determines whether the projected undiscounted cash flows, without regard to interest expense will be sufficient to cover the carrying value of such assets. This requires management to make significant judgments about the expected future cash flows of the asset group. The future cash flows are dependent on general and economic conditions and are subject to change.

Insurance reserves. The Company’s property and casualty, general liability and workers’ compensation insurance reserves are based upon management’s assumptions and estimates regarding the probable outcome of the claims. The Company estimates its exposure for individual claims and then makes percentage adjustments for possible increases based on historical data reflecting the type and age of the claim. From time to time the Company obtains an actuarial estimate of its property and casualty and workers’ compensation liability. Should the outcome differ from management’s assumptions and estimates or should the insurance carriers become insolvent and unable to cover claims in excess of the Company’s deductible, revisions to the estimated reserves for property and casualty insurance would be required. The Company’s group health insurance reserves consist of estimated claims incurred but not reported at the balance sheet date and are based upon historical payment trends. Reported claims are paid daily.

Stock Compensation. As of January 1, 2006, the Company adopted SFAS 123(R), “Share-Based Payment” using the prospective adoption method. SFAS 123(R) which requires that companies recognize compensation expense for grants of stock, stock options and other equity instruments based on fair value. Accordingly, the Company measures compensation expense for stock options as the estimated fair market value of the Company’s stock at the date of grant. Stock compensation expense is determined using the Black-Scholes valuation model and is recognized over the service period, net of estimated forfeitures, using the straight line method under SFAS 123(R). The estimation of volatility, term, fair value of stock and forfeitures requires judgment, and to the extent actual results or updated estimates differ from current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. Actual results, and future changes in estimates, may differ substantially from current estimates.

Valuation allowances. Valuation allowances have been established in accordance with SFAS 109 “Accounting for Income Taxes” for uncertainties in realizing the benefit of certain tax loss carryforwards and other deferred tax assets. In assessing the realizability of carryforwards and other deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The Company adjusts the valuation allowance in the period management determines it is more likely than not that deferred tax assets will or will not be realized.

New Accounting Pronouncements

In February 2006, the FASB issued FASB Statement No. 155, “Accounting for Certain Hybrid Financial Instruments” (FAS 155) which is an amendment of FASB Statements No. 133 and 140. This Statement a) permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, b) clarifies which interest-only strip and principal-only strip are not subject to the requirements of Statement 133, c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, e) amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for financial statements for fiscal years beginning after September 15, 2006. Earlier adoption of this Statement is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued any financial statements for that fiscal year. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109” (FIN 48), which clarifies the accounting for uncertain tax positions. This Interpretation provides that the tax effects from an uncertain tax position be recognized in the Company’s financial statements, only if the position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 will be effective for the Company as of the beginning of fiscal 2007. The Company is currently evaluating the impact of adopting FIN 48 in its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures regarding fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact of adopting FAS 157 in its consolidated financial statements.

In September 2006, the SEC issued SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108). SAB 108 requires misstatements to be quantified based on their impact on each of the financial statements and related disclosures. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company is currently evaluating the impact that SAB 108 may have on its consolidated financial statements.

Concentration Risks

The Company provides industrial cleaning services to a wide range of processing industries including petrochemical plants, oil refineries, power plants, pulp and paper mills, steel mills, and aluminum plants. Management believes the Company’s credit risk in its portfolio of accounts receivable is adequately reserved. Most of the Company’s customers are Fortune 500 or Global 1000 customers and are widely known and financially solid companies. Receivables with any one particular customer could be material at a point in time and if a bankruptcy occurred with one of these customers, the loss could be material. Management believes timely collection of trade receivables minimizes associated credit risk. On a periodic basis, management evaluates the creditworthiness of the Company’s customers and monitors accounts receivable, but typically does not require collateral.

3.	Prepaid Expenses

Prepaid expenses at December 31, 2005 and 2006 consisted of the following (in thousands):

	2005	2006
Property and casualty insurance	$3,983	$4,111
Licenses	240	204
Other	299	180

Total prepaid expenses	$4,522	$4,495

4.	Property and Equipment

Property and equipment at December 31, 2005 and 2006 consisted of the following (in thousands):

	2005
	Gross Book Value	Accumulated Depreciation	Net Book Value
Land	$3,110	$—	$3,110
Buildings and leasehold improvements	8,752	498	8,254
Computer equipment	2,004	513	1,491
Furniture and fixtures	133	90	43
Machinery and equipment	41,988	6,395	35,593
Vehicles	1,527	330	1,197

Total property and equipment	$57,514	$7,826	$49,688

	2006
	Gross Book Value	Accumulated Depreciation	Net Book Value
Land	$1,464	$—	$1,464
Buildings and leasehold improvements	1,877	332	1,545
Computer equipment	2,048	1,161	887
Furniture and fixtures	133	87	46
Machinery and equipment	48,164	14,340	33,824
Vehicles	1,603	1,199	404

Total property and equipment	$55,289	$17,119	$38,170

5.	Intangible Assets

Intangible assets as of December 31, 2005 and 2006 consisted of the following (in thousands):

	2005
	Gross Book Value	Accumulated Amortization	Net Book Value
Deferred financing costs	$6,874	$869	$6,005
Trade name	14,122	—	14,122
Customer relations	9,870	493	9,377
Fixed fee contracts	20,313	1,016	19,297
Non-compete agreements	543	108	435
Proprietary technologies	4,958	992	3,966

Total	$56,680	$3,478	$53,202

	2006
	Gross Book Value	Accumulated Amortization	Net Book Value
Deferred financing costs	$6,874	$1,908	$4,966
Trade name	14,122	—	14,122
Customer relations	9,870	987	8,883
Fixed fee contracts	20,313	2,031	18,282
Non-compete agreements	543	217	326
Proprietary technologies	4,958	1,983	2,975

Total	$56,680	$7,126	$49,554

The future amortization of the intangibles with definite useful lives is as follows (in thousands):

	Deferred Financing Costs	Customer Relations	Fixed Fee Contracts	Non- compete Agreements	Proprietary Technologies	Total
2007	$964	$493	$1,016	$109	$992	$3,574
2008	964	493	1,016	109	992	3,574
2009	964	493	1,016	108	991	3,572
2010	683	493	1,016	—	—	2,192
2011	642	493	1,016	—	—	2,151
Thereafter	749	6,418	13,202	—	—	20,369

	$4,966	$8,883	$18,282	$326	$2,975	$35,432

6.	Debt

Long-term debt at December 31, 2005 and 2006 consisted of the following (in thousands):

	2005	2006
New Subordinated Notes	$150,000	$150,000
Term Loan	23,500	—

Total long-term debt	173,500	150,000
Less current portion of long-term debt	(3,000)	—

	$170,500	$150,000

Old Subordinated Notes

In August 1997, HydroChem issued $110.0 million of its 10 3/8% Senior Subordinated Notes due 2007 (“Old Subordinated Notes”). The Old Subordinated Notes matured on August 1, 2007 and bore interest at 10 3/8% per annum which was payable semi-annually in arrears on February 1 and August 1 of each year. The Old Subordinated Notes were redeemable at the option of HydroChem, in whole or in part, on or after August 1, 2002 at specified redemption prices.

New Subordinated Notes

On February 15, 2005, HydroChem issued $150.0 million of its 9 1/4% Senior Subordinated Notes (“New Subordinated Notes”) maturing on February 15, 2013 and bearing interest at 9 1/4% per annum. A portion of the proceeds from the New Subordinated Notes were used to redeem the Old Subordinated Notes at a redemption price of 101.729% of the face value, the New Series A Notes (as defined in Note 7) and the Oaktree Series B Preferred Stock (as defined in Note 7). The Company recorded a loss on early extinguishment of debt of $2.0 million related to the redemption of the Old Subordinated Notes. The loss recorded included a premium of $1.9 million paid to the holders of the Old Subordinated Notes for their early redemption and other expenses that were incurred totaling $51,000. Under the New Subordinated Notes, interest is payable semi-annually in arrears on February 15 and August 15 of each year. In conjunction with the issuance of the New Subordinated Notes, the Company incurred expenses totaling $5.1 million for underwriter fees, and legal, accounting and other services. These costs have been recorded as Deferred Financing Costs and are included in intangible assets. These costs are being amortized over the term of the New Subordinated Notes.

Before February 15, 2008, HydroChem may redeem up to 35% of the New Subordinated Notes at a redemption price of 109.250% of their principal amount plus accrued interest using proceeds from sales of certain kinds of capital stock. The Company may redeem any of the New Subordinated Notes beginning on February 15, 2009 at the redemption prices, expressed as percentages of principal amount, set forth below plus accrued and unpaid interest on the notes to be redeemed, to, but not including, the applicable redemption date, if redeemed during the twelve month period beginning on February 15 of the years indicated below, subject to the rights of holders on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2009	104.625%
2010	102.313%
2011 and thereafter	100.000%

The New Subordinated Notes are the Company’s senior subordinated obligations and will be subordinated to all of its existing and future senior indebtedness, including obligations under the Company’s new senior secured credit facility, described below. All of HydroChem’s subsidiaries are, and any future domestic subsidiaries will be, guarantors of the New Subordinated Notes. The guarantees are unsecured and are subordinated to all existing and future senior obligations of the guarantors, including each guarantor’s guarantee of HydroChem’s obligations under the new senior secured credit facility.

Senior Credit Facilities

On February 15, 2005, HydroChem entered into a new senior secured credit facility (“New Senior Credit Facility”) with General Electric Capital Corporation, the proceeds of which were used to refinance the previously existing credit facility. The New Senior Credit Facility in the amount of $55.0 million consisted of (a) a revolving line of credit (the “New Revolver”) of up to $30.0 million (with a sub limit of $15.0 million for letters of credit outstanding from time to time), subject to a borrowing base determined by eligible accounts receivable balances, and (b) a term loan (the “Term Loan”) in the amount of $25.0 million. The Term Loan required quarterly principal payments of $750,000 that began on July 1, 2005 and end on October 1, 2010, with one final scheduled principal installment of $8.5 million due on February 15, 2011. In addition, the Company was required to prepay the Term Loan annually with an amount equal to 50% of the defined excess cash flow generated during each year beginning for the year ended December 31, 2005. Other required prepayments included amounts received during the interim, limited to 50% of the net proceeds, from aggregate asset dispositions and stock issuances.

The New Revolver has a five-year term expiring on February 15, 2010. HydroChem is required to pay 0.50% per annum of the unused portion on the commitments under the New Revolver.

On October 13, 2006, the New Senior Credit Facility was amended to (a) increase the New Revolver to $50.0 million, (b) prepay all amounts outstanding under the Term Loan, and (c) reduce, by 50 basis points, the applicable margins for the New Revolver and outstanding letters of credit. On October 13, 2006, HydroChem paid $20.5 million, to retire the Term Loan.

The New Senior Credit Facility is secured by all current and future assets of Holding and the Company and requires the Company to meet several financial covenants including a minimum fixed charge coverage ratio and a maximum senior leverage ratio. In addition, the Company is required to comply with various other covenants restricting the incurrence of indebtedness, creation of liens, making investments or restricted payments and other items. At December 31, 2006, the Company was in compliance with all loan covenants. Holding and all of HydroChem’s subsidiaries are guarantors of the New Senior Credit Facility.

HydroChem, at its discretion, can designate and elect to pay interest on an index rate, based on a prime rate, or a LIBOR basis, plus applicable margins. At December 31, 2006, the interest rates on the New Senior Credit Facility ranged from 7.3% to 9.00% per annum. These applicable margins will be increased or decreased prospectively, on a quarterly basis, based on the Company’s future financial performance.

As of December 31, 2006, the borrowing base under the New Revolver was $50.0 million, of which $8.9 million was reserved for standby letters of credit, principally issued in connection with the Company’s property and casualty insurance program. There was no debt outstanding under the New Revolver at December 31, 2006.

Unamortized deferred loan costs approximate $6.0 million and $5.0 million at December 31, 2005 and 2006, respectively. Deferred loan costs are amortized into interest expense using the effective interest rate method.

Other

At December 31, 2005 and 2006 the Company had a note payable in each instance for $2.7 million to cover a portion of its property and casualty insurance premiums. The note payable at December 31, 2006 is payable in monthly installments through September 2007 and bears interest at 6.85% per annum.

7.	Acquisition

On December 31, 2004, OCM HydroChem Holdings, LLC (“OCM”), an affiliate of funds managed by Oaktree Capital Management, LLC (“Oaktree”) and certain members of HydroChem’s management purchased Holding (the “Acquisition”) for an initial $39.0 million purchase price, which is net of $954,000 of expense paid by Holding and the Company for legal, accounting and consulting services incurred by OCM related to this purchase.

As a result of the Acquisition, OCM and certain members of the Company’s management acquired 96.5% and 3.5% respectfully, of Holding’s outstanding capital stock (other than Oaktree Series B Preferred Stock). In the Acquisition, HCI, certain other selling stockholders and certain members of the Company’s management were entitled to receive from Holding, subject to any claims against certain applicable escrow agreement, and before management reinvestment:

•	$60.1 million in cash;

•	$10.0 million in aggregate principal amount of 12% Series A Subordinated Notes of Holding (“Series A Subordinated Notes”);

•

18,000 shares, having an aggregate liquidation preference of $18.0 million, of Oaktree Series B Preferred Stock of Holding (“Oaktree Series B Preferred Stock”), which on the earlier of (i) December 31, 2011 and (ii) the occurrence of a qualified change in control of Holding, Holding will be required to repurchase;

•

the right to receive up to $10.0 million in earnout payments in April 2006 related to the performance of certain of the Company’s branch locations during 2005, as compared to 2004, regarding services provided to certain customers (“Earnout Payments”); and

•	the right to receive the value of any tax benefits received by Holding related to the use of certain tax carryforwards (“Tax Payments”).

In connection with the Acquisition, OCM funded to Holding, on December 31, 2004 an additional $32.0 million. In exchange for this additional funding, OCM received an aggregate principal amount of $10.0 million of New Series A Notes, 2,000 shares of Oaktree Series B Preferred Stock having a liquidation preference of $2.0 million, and $20.0 million in New Series B Notes. In February 2005, the remaining Series A Note balance of $19.1 million and the remaining 19,744 shares of Oaktree Series B Preferred Stock with a liquidation value of $19.7 million were redeemed.

Pursuant to the merger agreement for the Acquisition, Holding paid $3.8 million for the Earnout Payment in April 2006 with funds that Holding received from an equity contribution from OCM.

Pursuant to the merger agreement for the Acquisition, Holding has agreed that within 20 days after filing a federal tax return, Holding will pay any required Tax Payments. Specifically, each year Holding will make a Tax Payment equal to the tax savings realized by it through the use of certain net operating losses and tax credit carry forwards and reflected in the federal income tax return for the periods through December 31, 2004. Holding is not obligated to make any Tax Payment regarding the first $7.0 million of such net operating losses and tax credit carry forwards realized. Any Tax Payment will be distributed to persons who immediately before the closing date of the Acquisition, held Holding’s securities. Holding estimates that it will make a payment of $1.7 million in 2007 for the NOL benefits used in 2006; of which HydroChem recognized $145,000 in compensation expense, related to option holders.

In conjunction with the Merger, the Company recorded $6.5 million, $429,000 and $145,000 in compensation expense in 2004, 2005 and 2006, respectively, related to stock options under Holding’s 2003 Stock Awards Plan that were cancelled at the time of the Acquisition in exchange for a pro-rata share of the consideration described above. Included in compensation expense in 2006 is the impact of the Tax Payments to be made to former option holders in 2007. Additional compensation expense of up to $283,000 related to future payments to former option holders could be recorded if there are any further Tax Payments made to the former security holders.

The Company also expensed $850,000 in 2004 related to consent fees paid in 2004 to holders of Old Subordinated Notes and its then senior lender for consents to the Acquisition.

Push-Down Accounting

OCM pushed down the excess of its $39.0 million investment over its proportionate share of net assets acquired to Holding (the “Push-down”) resulting in a step up in basis at Holding of $87.0 million. No step up was recorded for management’s portion of the purchase price, as carryover accounting is required for management’s share. In turn, Holding pushed down its step up basis to HydroChem, resulting in a step up in basis of HydroChem of approximately $87.0 million. As a result, HydroChem, as of the December 31, 2004 acquisition date, recorded net assets at their estimated fair values which resulted in the basis of the net assets acquired being adjusted as follows (in thousands):

Property and equipment	$19,061
Intangibles	45,431
Goodwill	22,584

$87,076

Accumulated deficit was reset to zero as of the acquisition date. Holding’s investment was allocated to the estimated fair value of the Company’s assets by management in consideration of a number of factors including an independent purchase price allocation analysis. As part of the Push-down, HydroChem recorded the New Series A Notes and Oaktree Series B Preferred Stock, which was redeemed in February 2005 with proceeds from HydroChem’s New Subordinated Notes.

The opening balance sheet of HydroChem after the Acquisition was as follows (in thousands):

Intangibles:
Trade name	$14,122
Customer relations	9,870
Fixed fee contracts	20,313
Non-compete agreements	543
Proprietary technologies	4,958

49,806
Goodwill	113,232
Tangible assets and liabilities acquired:
Cash	11,738
Accounts receivable	35,042
Inventories	1,849
Prepaids	4,881
Other current assets	1,688
Property and equipment	48,472
Accounts payable and accrued expenses	33,240
Note payable	3,000
Deferred income tax liability	18,931
Preferred stock	19,744
Debt	145,285

(116,530)
Net assets acquired	$46,508

8.	Income Taxes

The Company files a consolidated tax return with Holding. Current and deferred taxes are allocated based upon what the Company’s tax expense would have been had the Company filed a separate tax return. Significant components of the Company’s deferred tax liabilities and assets as of December 31, 2005 and 2006 were as follows (in thousands):

	2005	2006
Deferred Tax Assets
Current:
Accrued liabilities	$2,559	$2,738
Receivables allowance	279	373
Other	64	59

Total current deferred tax asset	2,902	3,170
Non-current:
Net operating loss carryforward	6,114	2,140
Alternative minimum tax credit carryforward	1,505	1,728
Deferred gain	—	757
Other	96	266
Valuation allowance	(1,505)	(1,728)

Total non-current deferred tax asset	6,210	3,163
Deferred Tax Liabilities
Non-current:
Property and equipment	(9,603)	(7,964)
Intangibles	(19,129)	(18,747)
Total non-current deferred tax liability	(28,732)	(26,711)

Net deferred tax liability	$(19,620)	$(20,378)

The expense for income taxes for the years ended December 31, 2004, 2005 and 2006 consisted of the following (in thousands):

	2004	2005	2006
Current	$283	$276	$584
Deferred	1,349	689	758

	$1,632	$965	$1,342

The differences between income taxes computed at the federal statutory income tax rate and the provision for income taxes for the years ended December 31, 2004, 2005 and 2006 consisted of the following (in thousands):

	2004	2005	2006
Income tax expense (benefit) computed at federal statutory income tax rate	$(183)	$426	$1,492
State income taxes, net of federal tax benefit (expense)	48	107	199
State rate true-up	—	—	(101)
Texas Margins Tax	—	—	(814)
Nondeductible other permanent differences	462	269	247
Change in valuation allowance	1,180	19	223
Foreign taxes, net of federal tax benefit	117	100	94
Other	8	44	2

Income tax expense	$1,632	$965	$1,342

As of December 31, 2006, the Company has a net operating loss (“NOL”) carryforward for U.S. federal income taxes of approximately $6.0 million expiring in the years 2022 through 2024 and state NOL carryforwards of $1.9 million expiring in the years 2007 through 2032, and alternative minimum tax credit carryforwards of $1.7 million. Such net operating losses and alternative minimum credit carryforwards are subject to limitations of Internal Revenue Code “IRC” Section 382 and 383, respectively. The carryforwards are based on tax returns as currently filed. During 2005 and 2006, for federal and state income tax purposes, the Company utilized tax NOL carryforwards of $975,000 and $10.8 million, respectively, resulting in decreases of current income tax expense of $371,000 and $3.7 million, respectively.

The Company’s tax returns are subject to periodic audit by the various jurisdictions in which it operates. These audits can result in adjustments of taxes due or adjustments of the net operating losses, which are available to offset future taxable income.

A valuation allowance has been established for the uncertainty in realizing the benefit of the alternative minimum tax credit carryforward. In assessing the realizability of carryforwards and other deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The Company adjusts the valuation allowance in the period management determines it is more likely than not that deferred tax assets will or will not be realized. At December 31, 2006, the Company has recorded a full valuation allowance against its alternative minimum tax credit carryforward of $1.7 million.

On May 18, 2006 the state of Texas signed into law legislation that revised the state’s business tax. The new tax is referred to as a margin tax (Texas Margins Tax) and has been determined to be treated for financial statement purposes as an income tax. Therefore, the Company was required to review the impact of this new law on its deferred tax calculation. The Company will be subject to a 1% tax based on its apportioned taxable margin. The Company’s margin will be calculated as gross consolidated taxable revenue less tax compensation related expenses. The wages part of the compensation deduction is limited to $300,000 per employee. The review of the impact of this new law on the Company’s deferred tax balance resulted in a decrease of $814,000 in the net deferred tax liability. The $814,000 benefit is reflected in the above rate reconciliation. The Company is currently in the process of determining the impact of this new law on its 2007 state tax rate.

9.	Major Customers

For the years ended December 31, 2004, 2005 and 2006, the Company had one customer, who accounted for 14.7%, 15.1% and 14.4%, respectively, of total revenue. The accounts receivable balances for that customer were $3.6 million and $3.5 million respectively, as of December 31, 2005 and 2006.

10.	Commitments and Contingencies

The Company leases some of its operating locations, and certain vehicles and equipment under operating leases. The leases contain various renewal options, rent escalation provisions and insurance requirements. Lease expense for the years ended December 31, 2004, 2005 and 2006 was $8.6 million, $8.2 million and $8.6 million, respectively and was recognized on a straight-line basis.

On July 18, 2006, the Company sold its corporate headquarters in a sale-leaseback transaction for a cash purchase price of $11.1 million and recognized a gain on the sale of this property of approximately $2.1 million which will be deferred and realized on a straight line basis over the life of the lease. The Company used the approximate $10.3 million in net cash proceeds from this sale and other cash on hand to retire the Term Loan. As part of this sale, the Company entered into a separate 15-year lease with the new owner. This will result in incremental base rental expense of approximately $644,000 per year, which will increase by approximately 2% per year. Further, as of the date of the sale, the Company lost the benefit of rental income it had been receiving since July 1, 2005 from the leasing of unused space at this facility to a third party. For the period ended December 31, 2005 and 2006, the amount of rental income from this third party was $219,000 and $299,000, respectively, and is included in other income, net in the statement of operations.

Future minimum rental commitments under operating leases with initial terms of one year or more at December 31, 2006 including the facility leaseback noted above, are as follows (in thousands):

Operating Leases
2007	$7,420
2008	4,653
2009	3,567
2010	3,012
2011	1,500
Thereafter	7,271

Total	$27,423

During the first quarter of 2007, the Company initiated a program to purchase all of its equipment and vehicles that were under operating leases and terminate the related operating leases for $19.3 million. As of March 22, 2007, the report date, $12.1 million in equipment and vehicles had already been purchased, $12.1 million had been borrowed on the New Revolver related to this purchase and $7.2 million was expected to be paid for the remaining operating leases. The Company expects to complete this program during the early part of April 2007. The source of funds for these remaining purchases will also be the New Revolver.

The Company is a defendant in various lawsuits and other claims (collectively “Claims”), arising in the normal course of business. The substantial majority of these Claims are being defended by the Company’s insurance carriers or other parties pursuant to indemnification obligations. Management believes most of the Claims covered by insurance will be resolved for less than the applicable deductibles and that any liability in excess of a deductible will not exceed the limits of applicable insurance policies. While the results of litigation cannot be predicted with certainty, management believes adequate provision has been made for all Claims and the final outcome of any pending Claims will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

11.	Related Party Transactions

In connection with the Acquisition, HydroChem and Oaktree entered into a management services agreement on December 31, 2004, pursuant to which Oaktree will provide consulting services to Holding and the Company with respect to business and operations, capitalization and financing, the structuring and evaluation of prospective acquisitions, employee benefits, compensation arrangements, and related assistance. For such consulting services, Oaktree will receive an annual fee in the amount of $250,000. In 2005 and 2006, the Company expensed an unpaid annual fee in this amount. At December 31, 2005 and 2006, the Company had recorded $250,000 and $500,000 due to Oaktree under this agreement, which is included in other liabilities on the consolidated balance sheet. The Company has agreed to retain Oaktree to provide consulting services in connection with any acquisition of assets or securities involving an aggregate consideration greater than $1.0 million in value. The Company will pay Oaktree an aggregate fee of one percent of the acquisition value thereof.

The payable to parent was primarily related to expenses and payments made by Holding in connection with the Acquisition. There are no defined payment terms.

12.	Employee Benefit Plans

Profit Sharing and 401(k) Plan

The Company maintains the HydroChem Industrial Services Discretionary Profit Sharing Plan and 401(k) Plan (the “Plan”). Profit sharing contributions to the Plan are at the discretion of the Board of Directors of HydroChem. All profit sharing contributions are allocated to the accounts of individual participants based upon a formula. Eligible employees, at their option, may also make 401(k) contributions to their accounts within the Plan. HydroChem matches 100% of the first 3% of compensation contributed by hourly employees and 50% of the first 3% of compensation contributed by salaried employees, up to a maximum of $750 per employee.

No profit sharing contribution was made for the years ended December 31, 2004, 2005 and 2006. For the same years, HydroChem made employer 401(k) matching contributions to the Plan of $537,000, $517,000 and $825,000, respectively.

Deferred Compensation Plan

Effective May 1, 1999, the Company adopted a deferred bonus plan (the “Deferred Plan”). Awards under the Deferred Plan may be granted to a select group of management employees as determined by the Board of Directors of HydroChem. Subject to continuing employment, each participant upon receiving an initial award under the Deferred Plan in any given year is guaranteed an additional award in the following year, equal to at least one half of that person’s discretionary cash bonus for the prior year. Awards under the Deferred Plan vest in equal annual installments on the first four anniversary dates of the award. Awards also become fully vested if the participant dies, becomes disabled, or is terminated without cause within one year after a change of control (an “Acceleration Event”). Generally, the vested portion of any award is payable with interest either four years from the date of grant or, at the option of the participant, nine years after the date of the grant. Awards are also payable upon the occurrence of an Acceleration Event. In most cases, the interest on any award is at one of two specified rates which is determined by the Board of Directors. The lower of the two rates applies if the payment is made after four years. Depending on the year of grant, the lower rate has been either 4% or 7%. The higher rate applies if the participant elects to defer payment until nine years after the date of grant or if there is an Acceleration Event. Depending on the year of grant, the higher rate has been either 7% or 10%.

During 2005 and 2006, payments of $1.2 million were made in each year for awards that had become due in those years. The total liability accrued at December 31, 2006 for vested awards through that date is $234,000, including interest which the Company is scheduled to pay in May 2007 and May 2008. The Company expensed $767,000, $410,000 and $115,000 for deferred compensation for the years ended December 31, 2004, 2005 and 2006, respectively.

The Company has not made any awards under the Deferred Plan since May 2003 and does not anticipate making any further awards.

13.	Equity Based Plans

2005 Stock Incentive Plan

In February 2005, the Board of Directors of Holding (the “Board”) adopted and the Stockholders approved, the 2005 Stock Incentive Plan (the “Incentive Plan”). The Board administers the Incentive Plan. Under the Incentive Plan, the Board may make various types of awards with respect to Holding’s common stock. The maximum amount of common stock that can be issued (or in respect of which awards can be issued) under the Incentive Plan is limited to 38,000 shares. Among other things, the Board decides which employees, directors or consultants of Holding or the Company shall receive awards under the Incentive Plan and the type of award made. In the case of nonqualified stock options granted under the Incentive Plan, the Board also determines the exercise schedule and the exercise price of each option.

During 2006 and 2005, nonqualified stock option grants covering an aggregate of 10,160 and 27,840 shares, respectively, of common stock each at an exercise price of $100 per share were made under the Incentive Plan. Each of these options becomes exercisable in installments of 50%, 25% and 25% from two three and four years, respectively, after the date of grant, and has a term of 10 years.

	Number of	Weighted Average
	Shares Covered by Options	Exercise Price	Remaining Contractual Term
2005 Stock Incentive Plan
Outstanding at January 1, 2005	—	$100.00
Granted	27,840	100.00
Forfeited	420	100.00

Outstanding at December 31, 2005	27,420	100.00	9.17
Granted	10,160	100.00
Forfeited	3,890	100.00

Outstanding at December 31, 2006	33,690	$100.00	8.50

Exercisable at:
December 31, 2005	—	—
December 31, 2006	—	—

2003 Stock Awards Plan

On June 25, 2003, the Board adopted, and the Stockholders approved, the 2003 Stock Awards Plan (the “Awards Plan”). The Awards Plan terminated in effect upon the closing of the Acquisition.

The Compensation Committee of the Board (the “Committee”) administered the Awards Plan. Under the Awards Plan, the Committee could grant various types of awards with respect to Holding’s common stock. The maximum amount of common stock that could be issued (or in respect of which awards could be issued) under the Awards Plan was limited to 17,000 shares. Among other things, the Committee decided which employees of Holding or the Company received awards and the type of awards made. In the case of nonqualified stock options granted under the Awards Plan, the Committee also determined the term, exercise schedule and the exercise price of each option. All awards actually made under the Awards Plan were nonqualified stock options.

In 2004, there were options granted under the Awards Plan covering an aggregate of 500 shares of common stock at an exercise price of $100 per share.

All options under the Awards Plans which were outstanding on December 31, 2004 were cancelled in exchange for consideration equal to the per share consideration that would have been received in the Acquisition less the exercise price. The Company recorded $6.5 million and $429,000 in 2004 and 2005, respectively, in compensation expense related to these stock option cancellations.

		Weighted Average
	Number of Shares Covered by Options	Exercise Price	Contractual Life
2003 Stock Awards Plan
Outstanding at January 1, 2004	11,120	$100.00	9.39
Granted	500	100.00
Canceled	11,620	100.00

Outstanding at December 31, 2004	—	$—	—

Exercisable at December 31, 2004	—	$—	—

1994 Stock Option Plan

Holding also maintained a 1994 Stock Option Plan which expired in 2004. All options outstanding under this Plan at December 31, 2004 were cancelled in connection with the Acquisition.

		Weighted Average
	Number of Shares Covered by Options	Exercise Price	Contractual Life

1994 Stock Option Plan
Outstanding at January 1, 2004	125	$951.11	2.47
Forfeited	5	951.11
Canceled	120	951.11

Outstanding at December 31, 2004	—	$—

Exercisable at December 31, 2004	—	$—	—

Stock-Based Compensation Treatment

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models, including Black-Scholes, require the input of highly subjective assumptions, including the expected stock price volatility. Because options held by employees of the Company have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of these options. The fair value of each option granted during 2005 and 2006 was estimated at the date of grant using the minimum value and Black-Scholes option valuation models respectively, with the following weighted average assumptions:

Assumptions applicable to option plans	2005	2006
Fair value of underlying stock	$ 100.00	$ 100.00
Risk-free interest rate	4.19%	4.52% - 5.14%
Volatility	0.01%	40.0% - 45.0%
Option life (in years)	10	4
Dividend yield	0.00%	0.00%

In light of new accounting guidance under SFAS 123(R), the Company reevaluated its assumptions used in estimating the fair value of options granted. As part of this assessment, management determined that implied volatility based upon appropriate industry sector companies is a better indicator of expected volatility and future stock price trends than historical volatility. Therefore, expected volatility for options granted during 2006 was based on a market-based implied volatility. Additionally, the Company reevaluated the expected life computation and based options granted in 2006 on historical exercise patterns and post-vesting termination behavior. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury rates in effect at the date of grant.

Total share-based compensation cost recognized under SFAS 123 (R) for 2006 was $109,000 with related income tax benefit of $41,000. As of December 31, 2006, there was $240,000 of total unrecognized compensation cost related to non-vested share-based awards. This cost is expected to be recognized over a remaining period of up to 4 years.

Prior to adoption of SFAS 123(R) on January 1, 2006, the Company accounted for share-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees,” and related interpretations and elected the disclosure option of SFAS 123 as amended by SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” Under the prospective adoption method SFAS 123 (R) options granted prior to January 1, 2006 will continue to be accounted for under SFAS 123 as amended by SFAS 148. Accordingly, the Company measured compensation expense for stock options as the excess, if any, of the estimated fair market value of the Company’s stock at the date of grant over the exercise price.

14.	Fair Value of Financial Instruments

The Company does not hold or issue financial instruments for trading purposes.

Fair value amounts have been determined using available market information and appropriate valuation methodologies as described below. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. Potential income tax ramifications related to the realization of unrealized gains and losses that would be incurred in an actual sale or settlement have not been taken into consideration.

The carrying amounts for cash and cash equivalents, accounts receivable, and current liabilities approximate their fair values, principally due to the short-term maturities of these instruments. The estimated fair value of the New Subordinated Notes as of December 31, 2005 and 2006 was $147.0 million and $150.1 million, respectively. The carrying amounts for the Company’s other long-term debt are reasonable estimates of their fair values, principally due to the variable nature of their respective interest rates.

HYDROCHEM INDUSTRIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

(unaudited)

	December 31, 2006	March 31, 2007
ASSETS
Current assets:
Cash and cash equivalents	$5,268	$904
Accounts receivable, less allowance of $1,022 and $1,045, respectively
Billed	44,647	42,906
Unbilled	4,831	7,554
Inventories	2,015	2,444
Prepaid expenses	4,495	3,682
Other current assets	1,549	1,740
Income taxes receivable	137	105
Deferred income taxes	3,170	3,090

Total current assets	66,112	62,425

Property and equipment, at cost	55,289	73,940
Accumulated depreciation	(17,119)	(19,092)

	38,170	54,848

Goodwill	113,232	113,232
Intangible assets, net of accumulated amortization of $7,126 and $8,019 respectively	49,554	48,661

Total assets	$267,068	$279,166

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$8,220	$11,327
Accrued bonuses and deferred compensation	4,528	1,199
Accrued insurance	6,887	6,288
Interest payable	5,236	1,824
Payable to parent	9,917	9,898
Other accrued liabilities	3,992	4,702
Note payable	2,666	1,793
Current portion of deferred gain	143	143

Total current liabilities	41,589	37,174

Long-term debt, less current portion	150,000	165,700
Long-term deferred gain	1,930	1,894
Long-term deferred compensation	49	60
Deferred income taxes	23,548	23,675

Total liabilities	217,116	228,503

Commitments and contingencies (Note 11)
Stockholder’s equity:
Common stock, $.01 par value: 1,000 shares authorized, 100 shares issued and outstanding	—	—
Additional paid-in-capital	46,617	46,661
Retained earnings	3,335	4,002

Total stockholder’s equity	49,952	50,663

Total liabilities and stockholder’s equity	$267,068	$279,166

HYDROCHEM INDUSTRIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

(unaudited)

	Three months ended March 31,
	2006	2007
	(restated)
Revenue	$64,030	$63,621
Cost of revenue	44,873	46,188

Gross profit	19,157	17,433
Selling, general and administrative expense	11,629	12,516
Stock based compensation expense	97	44

Operating income	7,431	4,873
Other:
Interest expense, net	4,202	3,858
Other income, net	(133)	—

Income before taxes	3,362	1,015
Income tax expense	1,526	348

Net income	$1,836	$667

HYDROCHEM INDUSTRIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Three months ended March 31,
	2006	2007
	(restated)
Operating activities:
Net income	$1,836	$667
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Bad debt expense	12	29
Depreciation	2,372	2,332
Amortization of intangible assets	917	893
Non-cash portion of stock option cancellation	—	27
Stock based compensation expense	97	44
Deferred income tax expense	1,526	207
Loss on sale of property and equipment	124	368
Deferred gain on sale of assets	—	(36)
Changes in operating assets and liabilities:
Accounts receivables—billed	(394)	1,712
Accounts receivables—unbilled	(5,371)	(2,723)
Inventories	(37)	(429)
Prepaid expenses	(214)	(60)
Other current assets	(440)	(191)
Income taxes receivable	(45)	32
Accounts payable	4,600	3,107
Accrued bonuses and deferred compensation	(2,316)	(3,329)
Accrued insurance	(627)	(599)
Interest payable	(3,460)	(3,412)
Other accrued liabilities	317	710
Long-term deferred compensation	84	11

Net cash used in operating activities	(1,019)	(640)

Investing activities:
Expenditures for property and equipment	(1,002)	(19,468)
Proceeds from sale of property and equipment	35	90

Net cash used in investing activities	(967)	(19,378)

Financing activities:
Proceeds from long-term debt	—	18,800
Principal payments on long-term debt	(750)	(3,100)
Payments on payable to parent	—	(46)

Net cash (used in) provided by financing activities	(750)	15,654

Net decrease in cash and cash equivalents	(2,736)	(4,364)
Cash and cash equivalents at beginning of year	12,119	5,268

Cash and cash equivalents at end of year	$9,383	$904

Supplemental disclosures:
Cash paid during the year for interest	$7,503	$7,084
Cash paid during the year for income taxes, net	6	195
Note payable related to prepaid insurance premiums	1,827	1,793

See accompanying notes to these consolidated financial statements.

HYDROCHEM INDUSTRIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

(in thousands)

(unaudited)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2006	$—	$46,617	$3,335	$49,952
Net income	—	—	667	667
Stock based compensation	—	44	—	44

Balance at March 31, 2007	$—	$46,661	$4,002	$50,663

See accompanying notes to these consolidated financial statements.

HYDROCHEM INDUSTRIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Basis of Presentation

The consolidated financial statements include the accounts of HydroChem Industrial Services, Inc. (“HydroChem”) and its 100% owned subsidiaries. (HydroChem and its subsidiaries are hereinafter sometimes referred to either separately or collectively as the “Company.”) HydroChem is a 100%-owned subsidiary of HydroChem Holding, Inc. (“Holding”).

The Company is engaged in the business of providing industrial cleaning services to a wide range of processing industries, including petrochemical, oil refining, electric utilities and pulp and paper. The Company’s customers are primarily located in industrial sectors in the United States. Largest sources of revenue are high-pressure and ultra-high pressure water cleaning (hydroblasting), industrial vacuuming, chemical cleaning and tank cleaning. The majority of these services involve recurring maintenance intended to improve or sustain the operating efficiencies and extend the useful lives of process equipment and facilities.

The financial information included herein is unaudited. The December 31, 2006 balance sheet has been derived from our year end audited consolidated financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary to present fairly the consolidated financial position, results of operations and cash flows, have been made. The results of operations for the interim period are not necessarily indicative of the results to be expected for an entire year.

Certain information, accounting policies and footnote disclosures normally included in financial statements prepared in accordance with the accounting principles generally accepted in the United States of America have been condensed or omitted in this Quarterly Report. These financial statements should be read in conjunction with the audited consolidated financial statements and notes included in HydroChem’s Annual Report for the year ended December 31, 2006.

Certain reclassifications have been made to the statements of operations and cash flows to conform to the current period presentation.

2.	Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of HydroChem and its subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

All investments that have an original maturity of three months or less are considered to be cash equivalents.

Accounts Receivable

Accounts receivable includes amounts for services rendered to customers, but not yet collected. Current earnings are charged with an allowance for doubtful accounts based on experience and any known circumstances that may affect the ability of the payers to meet their obligations. Accounts deemed uncollectible are charged against this allowance as identified.

Inventories

Inventories consist of chemicals and parts used in the ordinary course of business. Inventories are stated at the lower of cost or market using the average cost method.

Property and Equipment

Property and equipment are recorded at cost with the exception of assets that existed as of December 31, 2004 which were adjusted due to the application of push-down accounting as discussed in HydroChem’s Annual Report for the year ended December 31, 2006. Depreciation is provided for using the straight-line method over estimated useful lives. Leasehold improvements are amortized over the shorter period of the estimated useful life or the term of the lease.

When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income. Useful lives for property and equipment are as follows:

Useful Life
(years)
Buildings and leasehold improvements	5-39
Computer equipment	3-5
Furniture and fixtures	3-8
Machinery and equipment	3-10
Vehicles	2-5

Goodwill and Intangible Assets

Goodwill is the excess of cost over the fair value of net identifiable tangible and intangible assets of acquired businesses. Indefinite lived intangibles include trade name. In accordance with Statement of Financial Accounting Standards (“SFAS”) 142, “Accounting for Goodwill and Other Intangible Assets,” the Company did not amortize goodwill or indefinite lived intangibles subsequent to the adoption of SFAS 142 on January 1, 2002. Intangible assets, other than those with indefinite lives and goodwill, are being amortized on a straight-line basis. Deferred financing costs are recorded as interest expense using the effective interest rate method for amortization. Intangible asset useful lives are as follows:

Useful Life
(years)
Deferred financing costs	5-10
Customer relations	20
Fixed fee contracts	20
Non-compete agreements	5
Proprietary technologies	5

In accordance with SFAS 142, goodwill and intangible assets with indefinite useful lives are not amortized but are reviewed annually or more frequently whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. SFAS 142 prescribes a two-phase process for impairment testing of goodwill and indefinite lived intangible assets. The first phase screens for impairment, while the second phase, if necessary, measures the impairment. The Company completed its most recent annual impairment test as of December 31, 2006, which resulted in no impairment changes.

Revenues

Revenues are recognized at estimated recoverable amount as services are provided. The Company derives its revenues from services under time and materials and fixed-price contracts.

Revenues from time and material contracts are recognized when earned as services are performed and efforts are expended. Revenues from fixed-price contracts are recognized over the contractual period in a ratable manner because services are performed under these fixed price contracts on a relatively consistent basis from period to period. Any losses on these contracts are recognized in full in the period it becomes evident that such losses will occur. At March 31, 2007, the Company did not have any contracts for which a loss was anticipated.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards 123 (revised 2004), “Share-Based Payment,” (“SFAS 123(R)”) using the prospective application transition method. This statement requires that the costs of employee share-based payments be measured at fair value on the awards’ grant date and recognized in the financial statements over the requisite service period. All new awards and awards that are modified, repurchased, or cancelled after the adoption date are accounted for under the provisions of SFAS 123(R). The Company recognizes share-based compensation ratably using the straight-line attribution method over the requisite service period. In addition, pursuant to SFAS 123(R), the Company is required to estimate the amount of expected forfeitures when calculating share-based compensation, instead of accounting for forfeitures as they occur, which was the Company’s practice prior to the adoption of SFAS 123(R).

Income Taxes

Income taxes are provided for based on the liability method of accounting. Deferred income taxes are recorded to reflect the consequences of differences between the financial statement basis and the income tax basis of assets and liabilities. These differences are based upon the statutory tax rate expected at the time differences reverse.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109” (FIN 48), which clarifies the accounting for uncertain tax positions. This Interpretation provides that the tax effects from an uncertain tax position be recognized in the Company’s financial statements, only if the position is more likely than not of being sustained on audit, based on the technical merits of the position. The adoption of FIN 48 had no material impact on the Company’s financial statements.

Use of Estimates

The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates these estimates, including those related to insurance reserves, allowance for doubtful accounts receivable, recoverability of goodwill, indefinite lived intangibles and long-lived assets, deferred tax assets and stock compensation. Estimates are based on historical experience and on various other assumptions believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Allowance for doubtful accounts receivable. The Company establishes reserves for doubtful accounts receivable using various percentages according to the age of the receivable and also evaluates customers on a case-by-case basis when management believes the required payment of specific amounts owed to the Company is unlikely to occur. Included in the reserves is an estimate for future credit memos due to invoice adjustments or disputes, using a percentage based upon historical experience and reflected as a reduction in revenue. The allowance represents management’s best estimate of doubtful receivables, but actual future write-offs could be greater.

Evaluation of goodwill and indefinite lived intangibles impairment. The evaluation of impairment under SFAS 142 “Goodwill and Other Intangible Assets” (“SFAS 142”) requires the use of projections, estimates and assumptions as to the future performance of the operations. These assumptions project revenue and capital expenditures at a consistent rate of growth. The Company’s determination of fair value for purposes of its goodwill impairment analysis is based on estimated discounted net cash flows while determination of indefinite lived intangibles impairment is based upon projected royalty streams. Actual results could differ from the projections resulting in a revision of these assumptions and, if required, recognizing an impairment loss. The Company has one reporting unit for purposes of SFAS 142 and performs its annual SFAS 142 test at December 31.

Evaluation of long-lived assets impairment. The evaluation of impairment under SFAS 144 “Accounting for the Impairment or Disposal of Long-lived Assets” requires the assessment of the recoverability of these assets when events or changes in circumstances indicate that the carrying amount of the long-lived asset might not be recoverable. If impairment indicators exist, the Company determines whether the projected undiscounted cash flows, without regard to interest expense will be sufficient to cover the carrying value of such assets. This requires management to make significant judgments about the expected future cash flows of the asset group. The future cash flows are dependent on general and economic conditions and are subject to change.

Insurance reserves. The Company’s property and casualty, general liability and workers’ compensation insurance reserves are based upon management’s assumptions and estimates regarding the probable outcome of the claims. The Company estimates its exposure for individual claims and then makes percentage adjustments for possible increases based on historical data reflecting the type and age of the claim. From time to time the Company obtains an actuarial estimate of its property and casualty and workers’ compensation liability. Should the outcome differ from management’s assumptions and estimates or should the insurance carriers become insolvent and unable to cover claims in excess of the Company’s deductible, revisions to the estimated reserves for property and casualty insurance would be required. The Company’s group health insurance reserves consist of estimated claims incurred but not reported at the balance sheet date and are based upon historical payment trends. Reported claims are paid daily.

Stock Compensation. As of January 1, 2006, the Company adopted SFAS 123(R), “Share-Based Payment” using the prospective application method. SFAS 123(R) which requires that companies recognize compensation expense for grants of stock, stock options and other equity instruments based on fair value. Accordingly, the Company measures compensation expense for stock options as the estimated fair market value of the Company’s stock at the date of grant. Stock compensation expense is determined using the Black-Scholes valuation model and is recognized over the service period, net of estimated forfeitures, using the straight line method under SFAS 123(R). The estimation of volatility, term, fair value of stock and forfeitures requires judgment, and to the extent actual results or updated estimates differ from current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. Actual results, and future changes in estimates, may differ substantially from current estimates.

Valuation allowances. Valuation allowances have been established in accordance with SFAS 109 “Accounting for Income Taxes” for uncertainties in realizing the benefit of certain tax loss carryforwards and other deferred tax assets. In assessing the realizability of carryforwards and other deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The Company adjusts the valuation allowance in the period management determines it is more likely than not that deferred tax assets will or will not be realized.

New Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits all entities the option to measure many financial instruments and certain other items at fair value. If a company elects the fair value option for an eligible item, then it will report unrealized gains and losses on those items at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company has not yet determined the impact, if any, that SFAS 159 will have on its financial statements.

Concentration Risks

The Company provides industrial cleaning services to a wide range of processing industries including petrochemical plants, oil refineries, power plants, pulp and paper mills, steel mills, and aluminum plants. Management believes the Company’s credit risk in its portfolio of accounts receivable is adequately reserved. Most of the Company’s customers are Fortune 500 or Global 1000 customers and are widely known and financially solid companies. Receivables with any one particular customer could be material at a point in time and if a bankruptcy occurred with one of these customers, the loss could be material. Management believes timely collection of trade receivables minimizes associated credit risk. On a periodic basis, management evaluates the creditworthiness of the Company’s customers and monitors accounts receivable, but typically does not require collateral.

3.	Restatement

The accompanying consolidated statements of operations and cash flows for the three months ended March 31, 2006 have been restated due to the application of push-down accounting as discussed in HydroChem’s Annual Report for the year ended December 31, 2006.

Additionally, certain reclassifications were made to the statements of operations for the period ended March 30, 2006 to conform to SEC reporting guidelines. The reclassifications related to amortization expense, depreciation expense and gain (loss) on sale of assets being reclassified and included in direct cost and selling, general and administrative expense as applicable.

4.	Prepaid Expenses

Prepaid expenses are summarized as follows (in thousands):

	December 31, 2006	March 31, 2007
Property and casualty insurance	$4,111	$3,162
Licenses	204	193
Other	180	327

Total prepaid expenses	$4,495	$3,682

5.	Property and Equipment

Property and equipment are summarized as follows (in thousands):

	December 31, 2006
	Gross Book Value	Accumulated Depreciation	Net Book Value
Land	$1,464	$—	$1,464
Buildings and leasehold improvements	1,877	332	1,545
Computer equipment	2,048	1,161	887
Furniture and fixtures	133	87	46
Machinery and equipment	48,164	14,340	33,824
Vehicles	1,603	1,199	404

Total property and equipment	$55,289	$17,119	$38,170

	March 31, 2007
	Gross Book Value	Accumulated Depreciation	Net Book Value
Land	$1,464	$—	$1,464
Buildings and leasehold improvements	1,891	378	1,513
Computer equipment	2,117	1,226	891
Furniture and fixtures	581	235	346
Machinery and equipment	66,264	16,053	50,211
Vehicles	1,623	1,200	423

Total property and equipment	$73,940	$19,092	$54,848

6.	Intangible Assets

Intangible assets are summarized as follows (in thousands):

	December 31, 2006
	Gross Book Value	Accumulated Amortization	Net Book Value
Deferred financing costs	$6,874	$1,908	$4,966
Trade name	14,122	—	14,122
Customer relations	9, 870	987	8,883
Fixed fee contracts	20,313	2,031	18,282
Non-compete agreements	543	217	326
Proprietary technologies	4,958	1,983	2,975

Total	$56,680	$7,126	$49,554

	March 31, 2007
	Gross Book Value	Accumulated Amortization	Net Book Value
Deferred financing costs	$6,874	$2,149	$4,725
Trade name	14,122	—	14,122
Customer relations	9,870	1,110	8,760
Fixed fee contracts	20,313	2,285	18,028
Non-compete agreements	543	244	299
Proprietary technologies	4,958	2,231	2,727

Total	$56,680	$8,019	$48,661

7.	Debt

New Subordinated Notes

On February 15, 2005, HydroChem issued $150.0 million of its 9 1/ 4% Senior Subordinated Notes (“New Subordinated Notes”) maturing on February 15, 2013 and bearing interest at 9 1/ 4% per annum. A portion of the proceeds from the New Subordinated Notes were used to redeem the $110 million of 10 3/ 8% Senior Subordinated Notes at a redemption price of 101.729% of the face value, the New Series A Notes (as defined in Note 8) and the Oaktree Series B Preferred Stock (as defined in Note 8). Under the New Subordinated Notes, interest is payable semi-annually in arrears on February 15 and August 15 of each year. In conjunction with the issuance of the New Subordinated Notes, the Company incurred expenses totaling $5.1 million for underwriter fees, and legal, accounting and other services. These costs have been recorded as Deferred Financing Costs and are included in intangible assets. These costs are being amortized over the term of the New Subordinated Notes.

Before February 15, 2008, HydroChem may redeem up to 35% of the New Subordinated Notes at a redemption price of 109.250% of their principal amount plus accrued interest using proceeds from sales of certain kinds of capital stock. The Company may redeem any of the New Subordinated Notes beginning on February 15, 2009 at the redemption prices, expressed as percentages of principal amount, set forth below plus accrued and unpaid interest on the notes to be redeemed, to, but not including, the applicable redemption date, if redeemed during the twelve month period beginning on February 15 of the years indicated below, subject to the rights of holders on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2009	104.625%
2010	102.313%
2011 and thereafter	100.000%

The New Subordinated Notes are the Company’s senior subordinated obligations and will be subordinated to all of its existing and future senior indebtedness, including obligations under the Company’s new senior secured credit facility, described below. All of HydroChem’s subsidiaries are, and any future domestic subsidiaries will be, guarantors of the New Subordinated Notes. The guarantees are unsecured and are subordinated to all existing and future senior obligations of the guarantors, including each guarantor’s guarantee of HydroChem’s obligations under the new senior secured credit facility.

Senior Credit Facilities

On February 15, 2005, HydroChem entered into a new senior secured credit facility (“New Senior Credit Facility”) with General Electric Capital Corporation, the proceeds of which were used to refinance the previously existing credit facility. The New Senior Credit Facility, as amended, provides for a revolving line of credit (the “New Revolver”) of up to $50.0 million (with a sub limit of $15.0 million for letters of credit outstanding from time to time), subject to a borrowing base determined by eligible accounts receivable balances. The New Revolver has a five-year term expiring on February 15, 2010. HydroChem is required to pay 0.50% per annum of the unused portion on the commitments under the New Revolver.

The New Senior Credit Facility is secured by all current and future assets of Holding and the Company and requires the Company to meet several financial covenants including a minimum fixed charge coverage ratio and a maximum senior leverage ratio. In addition, the Company is required to comply with various other covenants restricting the incurrence of indebtedness, creation of liens, making investments or restricted payments and other items. Holding and all of HydroChem’s subsidiaries are guarantors of the New Senior Credit Facility.

During Q1 2007, the Company initiated a program to purchase all of its equipment and vehicles that were under operating leases (the “Program”) and terminate the related operating leases for $20.1 million. As of March 31, 2007, $12.4 million in equipment and vehicles, related to the Program, had already been purchased, with the remaining $7.7 million in Program purchases paid in April 2007. The source of funds for all of these purchases was the New Revolver.

As a result of these operating lease terminations and the related increase in capital expenditures, the Company was not in compliance with its fixed charge and capital expenditures loan covenants as of March 31, 2007. The Company obtained a waiver from General Electric Capital Corporation for both of these covenants.

HydroChem, at its discretion, can designate and elect to pay interest on an index rate, based on a prime rate, or a LIBOR basis, plus applicable margins. At March 31, 2007, the interest rate on the New Revolver was 9.00% per annum.

These margins could be increased or decreased prospectively, on a quarterly basis, based on the Company’s future financial performance.

As of March 31, 2007, the borrowing base under the New Revolver was $50.0 million, of which $8.9 million was reserved for standby letters of credit, principally issued in connection with the Company’s property and casualty insurance program. At March 31, 2007 there was $15.7 million outstanding under the New Revolver.

Other

At December 31, 2006 and March 31, 2007 the Company had a note payable for $2.7 million and $1.8 million, respectively to cover a portion of its property and casualty insurance premiums. The note payable at March 31, 2007 is payable in monthly installments through September 2007 and bears interest at 6.85% per annum.

8.	Acquisition

On December 31, 2004, OCM HydroChem Holdings, LLC (“OCM”), an affiliate of funds managed by Oaktree Capital Management, LLC (“Oaktree”) and certain members of HydroChem’s management purchased Holding (the “Acquisition”) for an initial $39.0 million purchase price, which is net of $954,000 of expense paid by Holding and the Company for legal, accounting and consulting services incurred by OCM related to this purchase.

As a result of the Acquisition, OCM and certain members of the Company’s management acquired 96.5% and 3.5% respectively, of Holding’s outstanding capital stock (other than Oaktree Series B Preferred Stock). In the Acquisition, HCI, certain other selling stockholders and certain members of the Company’s management were entitled to receive from Holding, subject to any claims against certain applicable escrow agreement, and before management reinvestment:

•	$60.1 million in cash;

•	$10.0 million in aggregate principal amount of 12% Series A Subordinated Notes of Holding (“Series A Subordinated Notes”);

•

18,000 shares, having an aggregate liquidation preference of $18.0 million, of Oaktree Series B Preferred Stock of Holding (“Oaktree Series B Preferred Stock”), which on the earlier of (i) December 31, 2011 and (ii) the occurrence of a qualified change in control of Holding, Holding will be required to repurchase;

•

the right to receive up to $10.0 million in earnout payments in April 2006 related to the performance of certain of the Company’s branch locations during 2005, as compared to 2004, regarding services provided to certain customers (“Earnout Payments”); and

•	the right to receive the value of any tax benefits received by Holding related to the use of certain tax carryforwards (“Tax Payments”).

In connection with the Acquisition, OCM funded to Holding, on December 31, 2004 an additional $32.0 million. In exchange for this additional funding, OCM received an aggregate principal amount of $10.0 million of New Series A Notes, 2,000 shares of Oaktree Series B Preferred Stock having a liquidation preference of $2.0 million, and $20.0 million in New Series B Notes. In February 2005, the remaining Series A Note balance of $19.1 million and the remaining 19,744 shares of Oaktree Series B Preferred Stock with a liquidation value of $19.7 million were redeemed.

Pursuant to the merger agreement for the Acquisition, Holding paid $3.8 million for the Earnout Payment in April 2006 with funds that Holding received from an equity contribution from OCM.

Pursuant to the merger agreement for the Acquisition, Holding has agreed that within 20 days after filing a federal tax return, Holding will pay any required Tax Payments. Specifically, each year Holding will make a Tax Payment equal to the tax savings realized by it through the use of certain net operating losses and tax credit carry forwards and reflected in the federal income tax return for the periods through December 31, 2004. Holding is not obligated to make any Tax Payment regarding the first $7.0 million of such net operating losses and tax credit carry forwards realized. Any Tax Payment will be distributed to persons who immediately before the closing date of the Acquisition, held Holding’s securities. Holding estimates that it will make a payment of $1.7 million in 2007 and $4.7 million in 2008 for the NOL benefits used in 2006 and 2007, respectively. HydroChem recognized compensation expense, related to former option holders for the estimated Tax Payments, in the amount of $145,000 during Q4 2006 and expects to recognize $394,000 during 2007, of which $27,000 was recognized during Q1 2007.

9.	Income Taxes

The Company files a consolidated tax return with Holding. Current and deferred taxes are allocated based upon what the Company’s tax expense (benefit) would have been had the Company filed a separate tax return.

The Company’s effective tax rate for the quarter ended March 31, 2006 and 2007 is 45.4% and 34.3%, respectively. The lower effective tax rate during the first quarter of 2007 is primarily due to the usage of an AMT Credit, which had a full valuation allowance.

10.	Major Customers

For Q1 2006 and Q1 2007, the Company had one customer, who accounted for 13.4% and 13.1%, respectively, of total revenue. The accounts receivable balances for that customer were $3.5 million and $2.6 million, respectively, as of December 31, 2006 and March 31, 2007.

11.	Commitments and Contingencies

The Company leases some of its operating locations, and leased certain vehicles and equipment under operating leases. The leases contained various renewal options, rent escalation provisions and insurance requirements. Lease expense for Q1 2006 and Q1 2007 was $2.1 million and $2.3 million, respectively and was recognized on a straight-line basis.

Future minimum rental commitments under operating leases, consisting of facility leases and the remaining Program leases terminated in April 2007, with initial terms of one year or more at March 31, 2007 are as follows (in thousands):

Operating Leases
2007 (remaining 9 months)	$2,620
2008	2,681
2009	2,155
2010	1,919
2011	1,230
2012	783
Thereafter	6,572

Total	$17,960

The Company is a defendant in various lawsuits and other claims (collectively “Claims”), arising in the normal course of business. The substantial majority of these Claims are being defended by the Company’s insurance carriers or other parties pursuant to indemnification obligations. Management believes most of the Claims covered by insurance will be resolved for less than the applicable deductibles and that any liability in excess of a deductible will not exceed the limits of applicable insurance policies. While the results of litigation cannot be predicted with certainty, management believes adequate provision has been made for all Claims and the final outcome of any pending Claims will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

12.	Related Party Transactions

In connection with the Acquisition, HydroChem and Oaktree entered into a management services agreement on December 31, 2004, pursuant to which Oaktree will provide consulting services to Holding and the Company with respect to business and operations, capitalization and financing, the structuring and evaluation of prospective acquisitions, employee benefits, compensation arrangements, and related assistance. For such consulting services, fees are $250,000 annually. Expenses for Q1 2007 and Q1 2006 were $63,000 pursuant to this agreement. As of December 31, 2006 and March 31, 2007, the Company had recorded $500,000 and $563,000, respectively, due to Oaktree under this agreement which is included in other liabilities on the consolidated balance sheet. The Company has agreed to retain Oaktree to provide consulting services in connection with any acquisition of assets or securities involving an aggregate consideration greater than $1.0 million in value. The Company will pay Oaktree an aggregate fee of one percent of the acquisition value thereof.

The payable to parent is primarily related to expenses and payments made by Holding in connection with the Acquisition. There are no defined payment terms.

13.	Equity Based Plans

2005 Stock Incentive Plan

In February 2005, the Board of Directors of Holding (the “Board”) adopted and the Stockholders approved, the 2005 Stock Incentive Plan (the “Incentive Plan”). The Board administers the Incentive Plan. Under the Incentive Plan, the Board may make various types of awards with respect to Holding’s common stock. The maximum amount of common stock that can be issued (or in respect of which awards can be issued) under the Incentive Plan is limited to 38,000 shares. Among other things, the Board decides which employees, directors or consultants of Holding or the Company shall receive awards under the Incentive Plan and the type of award made. In the case of nonqualified stock options granted under the Incentive Plan, the Board also determines the exercise schedule and the exercise price of each option.

During Q1 2007, no stock options were granted. Existing options become exercisable in installments of 50%, 25% and 25% from two, three and four years, respectively, after the date of grant, and have a term of 10 years.

		Weighted Average
	Number of Shares Covered by Options	Exercise Price	Remaining Contractual Term
2005 Stock Incentive Plan
Outstanding at January 1, 2007	33,690	$100.00
Forfeited	350	100.00

Outstanding at March 31, 2007	33,340	$100.00	8.25

Exercisable at:
December 31, 2006	—	—
March 31, 2007	11,835	$100.00

Stock-Based Compensation Treatment

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models, including Black-Scholes, require the input of highly subjective assumptions, including the expected stock price volatility.

Because options held by employees of the Company have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of these options. The fair value of each option granted during 2006 was estimated at the date of grant using the Black-Scholes option valuation model, with the following weighted average assumptions:

Assumptions applicable to option plans	2006
Fair value of underlying stock	$100.00
Risk-free interest rate	4.52%-5.14%
Volatility	40.0%-45.0%
Option life (in years)	4
Dividend yield	0.00%

Management has determined that implied volatility based upon appropriate industry sector companies is a better indicator of expected volatility and future stock price trends than historical volatility. Therefore, expected volatility for options granted during 2006 was determined on a market-based implied volatility.

Total share-based compensation cost recognized under SFAS 123(R) for Q1 2006 and 2007 was $97,000 and $44,000, respectively, with related income tax benefit of $37,000 and $17,000 respectively. As of March 31, 2007, there was $205,000 of total unrecognized compensation cost related to non-vested share-based awards. This cost is expected to be recognized over a remaining period of up to 4 years.

14.	Fair Value of Financial Instruments

The Company does not hold or issue financial instruments for trading purposes.

Fair value amounts have been determined using available market information and appropriate valuation methodologies as described below. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. Potential income tax ramifications related to the realization of unrealized gains and losses that would be incurred in an actual sale or settlement have not been taken into consideration.

The carrying amounts for cash and cash equivalents, accounts receivable, and current liabilities approximate their fair values, principally due to the short-term maturities of these instruments. The estimated fair value of the New Subordinated Notes as of December 31, 2006 and March 31, 2007 was $150.1 million and $153.2 million, respectively. The carrying amounts for the Company’s other long-term debt are reasonable estimates of their fair values, principally due to the variable nature of their respective interest rates.

15.	Subsequent Event

On April 26, 2007, the holders of record of all of the outstanding shares of common stock of Holding entered into a Stock Purchase and Contribution Agreement (the “Stock Purchase Agreement”) with HydroChem Acquisition II, Inc., a Delaware corporation (“Acquisition Sub”) and Aquilex Holdings LLC, (“Aquilex Holdings” and together with Acquisition Sub, the “Purchasers”). The Purchasers are affiliates of Harvest Partners IV, L.P. (“Harvest IV”) and Harvest Partners V, L.P. (“Harvest V”). Harvest Partners, LLC (“Harvest”), the investment manager of Harvest IV and Harvest V, is a New York-based private equity firm, pursuing management buyouts and growth financings of middle-market businesses.

Pursuant to the terms of the Stock Purchase Agreement and subject to the satisfaction of certain conditions, the Purchasers have agreed to purchase all of the outstanding shares of Holding for an aggregate consideration equal to $315 million, subject to customary purchase price adjustments. One shareholder, OCM has elected to receive a portion of its pro rata share of the purchase price in the form of equity interests in Aquilex Holdings. The Company will continue to be a 100% owned subsidiary of Holding and an indirect 100% owned subsidiary of Aquilex Holdings.

In connection with the Stock Purchase Agreement, the Purchasers intend to seek an amendment to certain provisions under the Indenture governing the New Subordinated Notes. The proposed acquisition is not subject to the consent of the holders of the New Subordinated Notes and the Company anticipates that such notes will remain outstanding following the acquisition.

Aquilex Holdings LLC and Subsidiaries

Schedule II – Valuation and Qualifying Accounts and Reserves

Amounts in thousands

	Balance at Beginning of Year	Acquisitions	Additions / (Deductions) Charged to Cost and Expenses	Write-offs / Deductions	Balance at End of Year
December 31, 2007
Allowance for doubtful accounts receivable	$1,814	$2,405	$946	$(1,617)	$3,548
December 14, 2008
Allowance for doubtful accounts receivable	3,548	—	1,727	(899)	4,376
December 31, 2008
Allowance for doubtful accounts receivable	4,376	—	479	(99)	4,756
December 31, 2009
Allowance for doubtful accounts receivable	4,756	—	2,679	(3,389)	4,046

	Balance at Beginning of Year	Acquisitions	Additions / (Deductions) Charged to Cost and Expenses	Write-offs / Deductions	Balance at End of Year
December 31, 2007
Tax valuation allowance	$3,581	$(1,139)	$(823)	$—	$1,619
December 14, 2008
Tax valuation allowance	1,619	—	979	—	2,598
December 31, 2008
Tax valuation allowance	2,598	1,152	768	—	4,518
December 31, 2009
Tax valuation allowance	4,518	—	346	—	4,864

Aquilex Holdings LLC

Aquilex Finance Corp.

Offer to Exchange up to

$225,000,000 principal amount of our 11 1/8% Senior Notes due 2016 which have been registered under the Securities Act of 1933

For Any and All Outstanding Unregistered 11 1/8% Senior Notes due 2016

Prospectus